As confidentially submitted with the U.S. Securities and Exchange Commission on November 18, 2025.
This draft registration statement has not been filed, publicly or otherwise, with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ClearThink 1 Acquisition Corp.
(Exact name of registrant as specified in its charter)

Cayman Islands	6770	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

William Brock
Chief Executive Officer
ClearThink 1 Acquisition Corp.

851 Broken Sound Parkway NW

Suite 280
Boca Raton, Florida 33487
(561) 358-3696
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Copies to:

Stephen E. Fox Samantha M. Guido Ruskin Moscou Faltischek, P.C. 1425 RXR Plaza East Tower, 15th Floor Uniondale, NY 11556 Tel: (516) 663-6600	Cynthia Anandajayasekeram Bradley Kruger Ogier (Cayman) LLP 89 Nexus Way, Camana Bay Grand Cayman, KY1-9009 Cayman Islands Tel: (345) 949-9876	Darrin Ocasio Avital Perlman Sichenzia Ross Ference Carmel LLP 1185 Avenue of the Americas 31st floor New York, NY 10036 Tel: (212) 930-9700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER [_], 2025
PRELIMINARY PROSPECTUS

$150,000,000

ClearThink 1 Acquisition Corp.

15,000,000 Units

CLEARTHINK 1 ACQUISITION CORP. is a blank check company incorporated as a Cayman Islands exempted company whose business purpose is to effect a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, which we refer to as our initial business combination. We have not selected any specific business combination target and we have not, nor has anyone on our behalf, engaged in, or initiated any substantive discussions, directly or indirectly, with any business combination target with respect to an initial business combination with us. Although we are not limited to a particular industry or geographic region for purposes of consummating an initial business combination, we intend to focus on financial services sector in the United States and other developed countries.

This is an initial public offering of our securities. Each unit has an offering price of $10.00 and consists of one Class A ordinary share of a par value US$0.0001 each (a “Class A ordinary share”) and of one right entitling the holder thereof to receive one-tenth of one Class A ordinary share upon the consummation of an initial business combination, as described in more detail in this prospectus. No fractional shares will be issued upon conversion of the rights. As a result, a rights holder must have ten rights to receive one Class A ordinary share at the closing of the initial business combination. The underwriters have a 45-day option from the date of this prospectus to purchase up to 2,250,000 additional units to cover over-allotments, if any.

We will provide our public shareholders with the opportunity to redeem all or a portion of their Class A ordinary shares that were sold as part of the units in this offering, which we refer to collectively as our public shares, upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account described below as of two business days prior to the consummation of our initial business combination, including interest earned on the funds held in the trust account (which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, subject to applicable law and the limitations and on the conditions described herein. See “Summary — The Offering — Redemption rights for public shareholders upon completion of our initial business combination” and “Summary — The Offering — Redemption of public shares and distribution and liquidation if no initial business combination” for more information.

Notwithstanding the foregoing redemption rights, if we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with the closing of our initial business combination pursuant to the tender offer rules, our amended and restated memorandum and articles of association provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares sold in this offering without our prior consent. However, we would not be restricting our shareholders’ ability to vote all of their shares (including all shares held by those shareholders that hold more than 15% of the shares sold in this offering) for or against our initial business combination. See “Summary — The Offering — Limitation on redemption rights of shareholders holding 15% or more of the shares sold in this offering if we hold shareholder vote” for further discussion on certain limitations on redemption rights. Each public shareholder may elect to redeem their public shares irrespective of whether they vote for or against an initial business combination, or whether they do not vote or abstain from voting on the initial business combination.

Our sponsor, ClearThink 1 Sponsor LLC, a Florida limited liability company (which we refer to as our “sponsor” throughout this prospectus), or its affiliates has committed to purchase 350,000 units, or “private units,” at a price of $10.00 per unit in a private placement that will close simultaneously with the closing of this offering. Each private unit will consist of one Class A ordinary share and one right. We refer to the Class A ordinary shares included in the private units throughout this prospectus as the “private shares” and the rights included in the private units as the “private rights.” The private units are identical to the units sold in this offering, subject to certain limited exceptions as described in this prospectus.

Our sponsor paid $25,000 for an aggregate of 5,750,000 Class B ordinary shares of par value US$0.0001 each (a “Class B ordinary share”) (up to 750,000 of which will be surrendered to us for no consideration after the closing of this offering depending on the extent to which the underwriters’ option to purchase additional units (the “over-allotment option”) is exercised), which will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of our initial business combination, or earlier at the option of the holder thereof, on a one-for-one basis, subject to adjustment, as described in this prospectus (such shares henceforth referred to as the “founder shares”). The nominal purchase price paid by our sponsor for the founder shares will significantly dilute the implied value of your public shares upon consummation of our initial business combination, and our sponsor is likely to make a substantial profit on its investment in us in the event we consummate an initial business combination, even if the business combination causes the trading price of our Class A ordinary shares to decline materially. See the section titled “Dilution” on page 80 for more information. See “Risk Factor — Our initial shareholder paid an aggregate of $25,000 or approximately $0.005 per founder share and, accordingly, you will experience immediate and substantial dilution from the purchase of our Class A ordinary shares.” on page 66 and “The nominal purchase price paid by our sponsor for the founder shares may result in significant dilution to the implied value of your public shares upon the consummation of our initial business combination, and our sponsor is likely to make a substantial profit on its investment in us in the event we consummate an initial business combination, even if the business combination causes the trading price of our Class A ordinary shares to materially decline.” on page 55.

Because our sponsor acquired the Class B ordinary shares at a nominal price, our public shareholders will incur an immediate and substantial dilution upon the closing of this offering. Further, the Class A ordinary shares issuable in connection with the conversion of the Class B ordinary shares may result in material dilution to our public shareholders due to the anti-dilution rights of our Class B ordinary shares that may result in an issuance of Class A ordinary shares on a greater than one-to-one basis upon conversion. In the case that additional Class A ordinary shares, or equity-linked securities (as described herein), are issued or deemed issued in excess of the amounts issued in this offering and related to the closing of our initial business combination, the ratio at which the Class B ordinary shares will convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the issued and outstanding Class B ordinary shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 25% of the sum of (i) all ordinary shares issued and outstanding upon the completion of this offering (including any Class A ordinary shares issued pursuant to the underwriters’ over-allotment option and excluding the securities underlying the private units issued to the sponsor), plus (ii) all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the closing of our initial business combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial business combination and any private units issued to our sponsor or any of its affiliates or to our officers or directors upon conversion of working capital loans) and minus (iii) any redemptions of Class A ordinary shares by public shareholders in connection with an initial business combination; provided that such conversion of founder shares will never occur on a less than one-for-one basis.

Prior to the closing of our initial business combination, only the holder(s) of our Class B ordinary shares will be entitled to vote on (i) the appointment or removal of directors and (ii) continuing the company in a jurisdiction outside the Cayman Islands (including any special resolution required to amend or restate the constitutional documents of the company or to adopt new constitutional documents of the company, in each case, as a result of the company approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands). On any other matters submitted to a vote of our shareholders prior to or in connection with the completion of our initial business combination, the holder(s) of the Class B ordinary shares and holders of the Class A ordinary shares will vote together as a single class, except as required by law.

As more fully discussed in “Management — Conflicts of Interest,” each of our officers and directors presently has, and any of them in the future may have additional, fiduciary, contractual or other obligations or duties to one or more other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entities. The low price that our sponsor paid for the founder shares creates an incentive whereby our officers and directors could potentially make a substantial profit even if we select an acquisition target that subsequently declines in value and is unprofitable for public shareholders. If we are unable to complete our initial business combination within the completion window (as defined below), or by such earlier liquidation date as our board of directors may approve, the founder shares, private shares and private rights will be worthless, except to the extent they receive liquidating distributions from assets outside the trust account, which could create an incentive for our sponsor, executive officers and directors to complete a transaction even if we select an acquisition target that subsequently declines in value and is unprofitable for public shareholders. See “Principal Shareholders” for further information regarding the beneficial ownership of our company by management and our sponsor. Further, each of our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination. Additionally, commencing on the date on which our securities are listed on Nasdaq, we will pay our sponsor an amount equal to $15,000 per month for office space, secretarial and administrative services made available to us, as described elsewhere in this prospectus. Upon consummation of this offering, we will repay up to $500,000 in loans made to us by our sponsor to cover offering-related and organizational expenses. In the event that following this offering we obtain working capital loans from our sponsor to finance transaction costs related to our initial business combination, up to $1,500,000 of such loans may be convertible into units of the post-business combination entity at a price of $10.00 per unit at the option of our sponsor. Additionally, our sponsor, our officers and directors or their affiliates may be paid finder’s fees, advisory fees, consulting fees or success fees in order to effectuate the completion of our initial business combination. Additionally, following consummation of a business combination, members of our management team will be entitled to reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination. . As a result, there may be actual or potential material conflicts of interest between members of our management team, our sponsor and its affiliates, or our promoters on one hand, and purchasers in this offering on the other. See “Summary — Sponsor Information”, “Summary — The Offering — Founder Shares”, “Summary — The Offering — Transfer Restrictions on Founder Shares”, “Summary — The Offering — Founder Shares Conversion and Anti-Dilution Rights” and “Risk Factors — Risks Relating to our Management Team — The nominal purchase price paid by our sponsor for the founder shares may result in significant dilution to the implied value of your public shares upon the consummation of our initial business combination, and our sponsor is likely to make a substantial profit on its investment in us in the event we consummate an initial business combination, even if the business combination causes the trading price of our ordinary shares to materially decline.” for further discussion on our sponsor’s and our affiliates’ securities and compensation

Our sponsor, its affiliates, or promoters and members of our management team will directly or indirectly own ordinary shares, or other instruments linked to our private units, following this offering and, accordingly, may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination. Further, each of our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination. We are not prohibited from pursuing an initial business combination with a company that is affiliated with our sponsor, officers or directors, or completing the business combination through a joint venture or other form of shared ownership with our sponsor, officers or directors. In the event we seek to complete our initial business combination with a target that is affiliated with our sponsor, officers or directors, we, or a committee of independent directors, would obtain an opinion from an independent firm that commonly renders valuation opinions, independent accounting firm or independent investment banking firm that our initial business combination is fair to our company from a financial point of view. We are not required to obtain such an opinion in any other context.

There may be potential material conflicts of interest between the sponsor, its affiliates, or promoters and the purchasers in this offering. Our sponsor, along with its affiliates, promoters, officers, and directors, currently participate, and may in the future participate, in the formation or sponsorship of other special purpose acquisition companies (“SPACs”) similar to ours, or engage in other business or investment ventures during our pursuit of an initial business combination. Despite these activities, our officers and directors will maintain their existing fiduciary duty to us, and we will retain priority over any subsequent SPACs or ventures they may join.

For a description of risks associated with compensation and material conflicts of interests of our sponsor, its affiliates, or promoters, see “Our Business Combination Process,” “Principal Shareholders,” “Risk Factors — Risks Relating to our Management Team,” “Risk Factors — Risks Relating to Our Search for, and Consummation of or Inability to Consummate, a Business Combination,” “Risk Factors — Risks Related to Our Securities,”, “Management — Officers and Directors,” “Management — Conflicts of Interest,” “The Offering — Conflicts of Interest,” “Certain Relationships and Related Party Transactions,” and “Proposed Business” for further information.

The following table illustrates our net tangible book value (“net tangible book value” or “NTBV”) per share at the specified redemption levels:

As of October 16, 2025
Offering Price of $10.00	25% of Maximum Redemption		50% of Maximum Redemption		75% of Maximum Redemption		Maximum Redemption
NTBV	NTBV	Difference between NTBV and Offering Price	NTBV	Difference between NTBV and Offering Price	NTBV	Difference between NTBV and Offering Price	NTBV	Difference between NTBV and Offering Price
Assuming Full Exercise of Over-Allotment Option
$7.47	$6.89	$3.11	$5.98	$4.02	$4.32	$5.68	$0.30	$9.70
Assuming No Exercise of Over-Allotment Option
$7.46	$6.88	$3.12	$5.97	$4.03	$4.31	$5.69	$0.32	$9.68

See the Section entitled “Dilution” of this prospectus on page 80 for additional information.

Of the proceeds we receive from this offering and the sale of the private units described in this prospectus, $150,000,000, or $172,500,000 if the underwriters’ over-allotment option is exercised in full ($10.00 per unit in either case), will be deposited into a trust account located in the United States with Equiniti Trust Company, LLC, acting as trustee and held as cash (including in interest bearing demand deposits) or invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, which invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds held in the trust account that may be released to us to pay our income and franchise taxes, if any, the proceeds from this offering and the sale of the private units will not be released from the trust account until the earliest of (i) the completion of our initial business combination, (ii) the redemption of our public shares if we are unable to complete our initial business combination within the completion window, subject to applicable law, or (iii) the redemption of our public shares properly submitted in connection with a shareholder vote to amend or restate our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with the closing of our initial business combination or to redeem 100% of our public shares if we have not consummated an initial business combination within the completion window or (B) with respect to any other material provisions relating to (x) the rights of holders of our Class A ordinary shares or (y) pre-initial business combination activity. The proceeds deposited in the trust account could become subject to the claims of our creditors, if any, which could have priority over the claims of our public shareholders.

We have until the date that is 24 months from the closing of this offering or until such earlier liquidation date as our board of directors may approve (the “completion window”) to consummate our initial business combination. While we currently do not plan to extend the time to complete a business combination beyond 24 months, if we anticipate that we may be unable to consummate our initial business combination within such 24-month period, we may seek shareholder approval to amend our amended and restated memorandum and articles of association to extend the date by which we must consummate our initial business combination, provided we deposit an additional $0.033 per share, or such lesser amount as shall be acceptable to the non-redeeming public holders, for each month in the trust account. If we seek shareholder approval for an extension, and the related amendments to our amended and restated memorandum and articles of association are approved by the shareholders, public holders of Class A ordinary shares will be offered an opportunity to redeem their shares at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned thereon (which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, subject to applicable law and certain conditions as further described herein.

Our initial shareholder will lose their entire investment in us if our initial business combination is not completed within 24 months from the closing of this offering unless we extend the amount of time we have to consummate an initial business combination by obtaining shareholder approval to amend our amended and restated memorandum and articles of association. While we do not currently intend to seek such shareholder approval, we may elect to do so in the future. There is no limit on the number of extensions that we may seek. If we do not or are unable to extend the time period to consummate our initial business combination, our sponsor’s investment in our founder shares and our private units will be worthless.

If we are unable to complete our initial business combination within the completion window (including any extensions), we will redeem 100% of the public shares at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned thereon (which interest shall be net of taxes payable and less up to $250,000 of interest income to pay liquidation and dissolution expenses), divided by the number of then issued and outstanding public shares, which redemption will constitute full and complete payment for the public shares and completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation or other distributions, if any), subject to our obligations under Cayman Islands law to provide for claims of creditors and subject to the other requirements of applicable law. The redemption rights will also include the requirement that any beneficial owner on whose behalf a redemption right is being exercised must identify itself in order to validly redeem its shares.

Currently, there is no public market for our units, Class A ordinary shares or rights. We intend to apply to have our units listed on The Nasdaq Global Market, or Nasdaq, under the symbol “[____]U” on or promptly after the date of this prospectus. It is a condition to closing of this offering that the units be approved for listing by Nasdaq. We cannot guarantee that our securities will be approved for listing on the Nasdaq. We expect the Class A ordinary shares and rights comprising the units to begin separate trading on the 52nd day following the date of this prospectus unless D. Boral Capital LLC (“D. Boral”), the representative of the underwriters of this offering, informs us of its decision to allow earlier separate trading, subject to our satisfaction of certain conditions as described further herein. Once the securities comprising the units begin separate trading, we expect that the Class A ordinary shares and rights will be listed on the Nasdaq under the symbols “[____]” and “[____]R”, respectively.

We are an “emerging growth company” and a “smaller reporting company” under applicable federal securities laws and will be subject to reduced public company reporting requirements. Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 36 for a discussion of information that should be considered in connection with an investment in our securities. Investors will not be entitled to protections normally afforded to investors in Rule 419 blank check offerings.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$150,000,000
Underwriting discounts and commissions(1)	$0.05	$750,000
Proceeds, before expenses, to us	$9.95	$149,250,000

(1)	$0.05 per unit sold in the base offering, or $750,000 in the aggregate (or up to $862,500 if the overallotment option is exercised in full), is payable upon the closing of this offering. The underwriters are not entitled to any deferred underwriting compensation. See also “Underwriting” for a description of compensation and other items of value payable to the underwriters.

The underwriters are offering the units for sale on a firm commitment basis. The underwriters expect to deliver the units to the purchasers on or about [  ], 2025.

__________________

Sole Book Running Manager

D. Boral Capital LLC

         , 2025

We are responsible for the information contained in this prospectus. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give to you. We are not, and the underwriters are not, making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

TRADEMARKS

This prospectus contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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SUMMARY

This summary only highlights the more detailed information appearing elsewhere in this prospectus. As this is a summary, it does not contain all of the information that you should consider in making an investment decision. You should read this entire prospectus carefully, including the information under “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus, before investing.

Unless otherwise stated in this prospectus or the context otherwise requires, references to:

●	“amended and restated memorandum and articles of association” are to the amended and restated memorandum and articles of association which will be adopted on the effectiveness of this registration statement, as amended and/or restated from time to time;

●	“Class A ordinary shares” are to the Class A ordinary shares of par value US$0.0001 each in the capital of the company;

●	“Class B ordinary shares” are to the Class B ordinary shares of par value US$0.0001 each in the capital of the company;

●	“Companies Act” refers to the Companies Act (Revised) of the Cayman Islands as the same may be amended from time to time;

●	“completion window” are to (i) the period ending on the date that is 24 months from the closing of this offering or such earlier liquidation date as our board of directors may approve, in which we must complete an initial business combination or (ii) such other time period in which we must complete an initial business combination pursuant to an amendment to our amended and restated memorandum and articles of association.

●	“D. Boral” refers to D. Boral Capital LLC, the representative of the underwriters in this offering;

●	“directors” are to our current directors;

●	“founder shares” are to the 5,750,000 Class B ordinary shares initially purchased by our sponsor in a private placement prior to this offering, and the Class A ordinary shares that will be issued upon the automatic conversion of the Class B ordinary shares at the time of the closing of our initial business combination as described herein (for the avoidance of doubt, such Class A ordinary shares will not be “public shares”);

●	“initial shareholder” is to our sponsor;

●	“management” or our “management team” are to our executive officers and directors;

●	“ordinary shares” are to our Class A ordinary shares and our Class B ordinary shares;

●	“private units” are to the units issued to our sponsor in a private placement simultaneously with the closing of this offering;

●	“private rights” refer to the rights underlying the private units;

●	“private shares” refer to the Class A ordinary shares included in the private units;

●	“public shareholders” are to the holders of our public shares, including our initial shareholder, and management team to the extent our initial shareholder and/or members of our management team purchase public shares, provided that each initial shareholder’s and member of our management team’s status as a “public shareholder” will only exist with respect to such public shares;

●	“public rights” are to the rights to receive one-tenth (0.10) of one Class A ordinary share upon the consummation of an initial business combination, which are being sold as part of the units in this offering whether they are purchased in this offering or thereafter in the open market;

●	“public shares” are to Class A ordinary shares sold as part of the units in this offering (whether they are purchased in this offering or thereafter in the open market);

●	“rights” are to our public rights and private rights;

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●	“sponsor” is to ClearThink 1 Sponsor LLC, a Florida limited liability company, newly formed for the purpose of acting as the sponsor in connection with this offering and the sponsor conducts no other business; ClearThink 1 Sponsor Manager LLC is the managing member of the sponsor, the managers of which are William Brock, our Chief Executive Officer, and Ari Brown, a Managing Director at ClearThink Capital LLC; ClearThink 1 Sponsor Manager LLC is beneficially owned by ClearThink Capital LLC, which in turn is 100% owned by Robert Steven Brown; and

●	“we,” “us,” “company” or “our company” are to ClearThink 1 Acquisition Corp., a Cayman Islands exempted company.

Any conversion of the Class B ordinary shares described in this prospectus will take effect as a compulsory redemption of the Class B ordinary shares and an issuance of the Class A ordinary shares as a matter of Cayman Islands law. Any forfeiture of shares, and all references to forfeiture of shares, described in this prospectus shall take effect as a surrender of shares for no consideration as a matter of Cayman Islands law. Any share dividend described in this prospectus will take effect as a share capitalization as a matter of Cayman Islands law (that is, an issuance of shares from share premium).

Unless we tell you otherwise, the information in this prospectus assumes that the underwriters will not exercise their over-allotment option.

Our Company

We are a newly incorporated blank check company incorporated on September 11, 2025, as a Cayman Islands exempted company for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. We have not identified any potential business combination target, and we have not, nor has anyone on our behalf, engaged in any substantive discussions, directly or indirectly, with any potential business combination target with respect to an initial business combination with us. To date, our efforts have been limited to organizational activities as well as activities related to this offering.

While we may acquire a business in any industry, our focus will be on the financial services sector in the United States and other developed countries. Our team has significant experience in operating and investing in successful financial services companies. We believe we are well positioned to identify compelling opportunities in our target sectors.

Key industry characteristics include potential or historical long-term organic growth, growth through consolidation, and attractive competitive dynamics. Key business characteristics include a strong management team, high barriers to entry, and public market-ready scale. Key financial metrics include revenue growth, recurring revenues, and strong cash flow conversion.

Consistent with our focus, we intend to target financial services or other businesses that have strong management teams, differentiated products or services, potential or historical growth and an identified pathway to long-term profitability. We believe that the extensive networks of our management team, board of directors and advisors will deliver access to a broad spectrum of opportunities across financial services and other sectors. In addition to any potential business candidates we may identify on our own, we anticipate that other target business candidates will be brought to our attention from various unaffiliated sources, including investment market participants, private equity funds and large business enterprises seeking to divest non-core assets or divisions.

We believe our sponsor’s and management team’s deal sourcing, investing and operating expertise, as well as their network of contacts will uniquely position us to take advantage of proprietary opportunities in the financial sectors, where we believe opportunities exist to acquire high growth companies that are scaling at a high pace by introducing new business models and disrupting traditional industries. We also believe there are opportunities to consolidate operations in fragmented sub-sectors, improving efficiencies and capturing network effects through scale. We believe our management team’s expertise and network of contacts will allow us to generate a number of acquisition opportunities.

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Our Sponsor

Our sponsor is a Florida limited liability company, which was formed to be the sponsor. Although our sponsor is permitted to undertake any activities permitted under its operating agreement and applicable law, our sponsor’s business is focused on investing in our company. The sole managing member of the sponsor is ClearThink 1 Sponsor Manager LLC, the managers of which are William Brock, our Chief Executive Officer, and Ari Brown, a Managing Director at ClearThink Capital LLC, a transactional and strategic advisory firm specializing in, among other things, structuring and executing SPAC and SPAC-related transactions (“ClearThink Capital”). The beneficial owner of ClearThink 1 Sponsor Manager LLC is ClearThink Capital. As the sole managers of ClearThink 1 Sponsor Manager LLC, Mr. Brock and Mr. Brown control the management of our sponsor, including the exercise of voting and investment discretion over the securities of our company held by our sponsor. The membership interests of ClearThink Capital are 100% owned by Robert Steven Brown. The sponsor has several non-management owners who collectively own an aggregate of 11.2% of the sponsor, including Julien Machot, one of our directors who owns 1% of the sponsor.

Securities Ownership and Compensation

The following table sets forth the payments to be received by our sponsor and its affiliates from us prior to or in connection with the completion of our initial business combination and the securities issued and to be issued by us to our sponsor or its affiliates:

Entity/Individual	Amount of Compensation to be Received or Securities Issued or to be Issued	Consideration Paid or to be Paid
ClearThink 1 Sponsor LLC	5,750,000 Class B ordinary shares, of which up to 750,000 are subject to forfeiture to the extent the underwriters do not exercise the over-allotment option	$25,000

	350,000 private units	$3,500,000

	Up to $500,000	Repayment of loans made to us by our sponsor to cover offering-related and organizational expenses.

	Up to $1,500,000 in working capital loans may be convertible into private units at a price of $10.00 per unit	Working capital loans to finance transaction costs in connection with an intended initial business combination.

	Reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination	Services in connection with identifying, investigating and completing an initial business combination.

	$15,000 per month	For office space, secretarial and administrative services provided to members of our management team

Holders of Class B ordinary shares (Founder Shares)	Anti-dilution protection upon conversion into Class A ordinary shares at a greater than one-to-one ratio	Issuance of the Class A ordinary shares issuable in connection with the conversion of the founder shares on a greater than one-to-one basis upon conversion so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 25% of the sum of (i) the total number of all ordinary shares outstanding upon the completion of this offering (including any Class A ordinary shares issued pursuant to the underwriters’ over-allotment option and excluding the securities underlying the private units issued to the sponsor, plus (ii) all Class A ordinary shares and equity-linked securities issued or deemed issued, in connection with the closing of the initial business combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial business combination and any private units issued to our sponsor or any of its affiliates or to our officers or directors upon conversion of working capital loans) minus (iii) any redemptions of Class A ordinary shares by public shareholders in connection with an initial business combination; provided that such conversion of founder shares will never occur on a less than one-for-one basis.

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The low price that our sponsor paid for the founder shares creates an incentive whereby our officers and directors could potentially make a substantial profit even if we select an acquisition target that subsequently declines in value and is unprofitable for public shareholders. If we are unable to complete our initial business combination within the completion window, or by such earlier liquidation date as our board of directors may approve, the founder shares, private shares and private rights will be worthless, except to the extent they receive liquidating distributions from assets outside the trust account.

Because our sponsor acquired the founder shares at a nominal price, our public shareholders will incur immediate and substantial dilution upon the closing of this offering, assuming no value is ascribed to the private rights. See the sections titled “Risk Factors — Risks Relating to the Post-Business Combination Company — The nominal purchase price paid by our sponsor for the founder shares may result in significant dilution to the implied value of your public shares upon the consummation of our initial business combination, and our sponsor is likely to make a substantial profit on its investment in us in the event we consummate an initial business combination, even if the business combination causes the trading price of our Class A ordinary shares to materially decline.” and “Dilution.”

The nominal purchase price paid by our sponsor for the founder shares may significantly dilute the implied value of your public shares in the event we consummate an initial business combination, and our sponsor and other initial shareholder are likely to make a substantial profit on their investment in us in the event we consummate an initial business combination, even if the business combination causes the trading price of our ordinary shares to decline materially.

The following table sets forth information with respect to our initial shareholder, who holds our insider shares, and the public shareholders, assuming no exercise of the over-allotment option, and without giving effect to the shares underlying the rights that are being sold as part of the public units and the private units:

	Shares Purchased		Total Consideration		Average Price Per
	Number	Percentage	Amount	Percentage	Share
Initial Shareholder(1)	5,000,000	24.57%	$25,000	0.0163%	$0.005
Private Shares	350,000	1.72%	3,500,000	2.2797%
Public Shareholders	15,000,000	73.71%	150,000,000	97.7040%	$10.00
	20,350,000	100.0%	$153,525,000	100.0000%

(1)	Assumes no exercise of the over-allotment option, and the full forfeiture of 750,000 Class B ordinary shares that are subject to forfeiture by our initial shareholder depending on the extent to which the underwriters’ over-allotment option is exercised.

Assuming the full exercise of the over-allotment option, that our sponsor does not purchase additional units or shares, and without giving effect to the shares underlying the rights that are being sold as part of the public units and the private units, the table below sets forth the shareholding information with respect to our initial shareholder and the public shareholders:

	Shares Purchased		Total Consideration		Average Price Per
	Number	Percentage	Amount	Percentage	Share

Initial shareholder	5,750,000	24.63%	$25,000	0.0142%	$0.004
Private Shares	350,000	1.50%	3,500,000	1.9884%	10.00
Public Shareholders	17,250,000	73.87%	172,500,000	97.9974%	$10.00
	23,350,000	100.0%	$176,025,000	100.000%

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The Class B ordinary shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of the initial business combination, or earlier at the option of the holder thereof on a one-for-one basis, subject to adjustment for share subdivisions, consolidations, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein.

In addition, in order to facilitate our initial business combination, our sponsor may surrender or forfeit, transfer or exchange our founder shares, private units or any of our other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities.

If we raise additional funds through equity or convertible debt issuances, our public shareholders may suffer significant dilution.

Any issuance of shares, rights and shares underlying rights, including shares and rights that may be converted from loans from the sponsor or an affiliate of our sponsor or certain of our directors and officers, may result in a material dilution of our public shareholders’ equity interests. Such dilution would increase if the protectional anti-dilution rights of the Class B ordinary shares described below and elsewhere in this prospectus resulted in the issuance of Class A ordinary shares on a greater than one-to-one basis upon conversion of the Class B ordinary shares.

In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in this offering and related to the closing of our initial business combination, the ratio at which the Class B ordinary shares will convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the issued and outstanding Class B ordinary shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 25% of the sum of (i) all ordinary shares issued and outstanding upon the completion of this offering (including any Class A ordinary shares issued pursuant to the underwriters’ over-allotment option and excluding the securities underlying the private units issued to the sponsor), plus (ii) all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the closing of our initial business combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial business combination and any private units issued to our sponsor or any of its affiliates or to our officers or directors upon conversion of working capital loans) and minus (iii) any redemptions of Class A ordinary shares by public shareholders in connection with an initial business combination; provided that such conversion of founder shares will never occur on a less than one-for-one basis.

The founder shares and the private units held by the sponsor will only be distributed to the members of the sponsor after consummation of our initial business combination, at which time such members would become subject to the applicable transfer restrictions with respect to such securities.

Our sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to (A) waive their redemption rights with respect to their founder shares and public shares in connection with the completion of our initial business combination, (B) waive their redemption rights with respect to their founder shares and public shares in connection with a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association (a) to modify the substance or timing of our obligation to allow redemption in connection with the closing of our initial business combination or to redeem 100% of our public shares if we have not consummated an initial business combination within the completion window or (b) with respect to any other material provisions relating to (x) the rights of holders of our Class A ordinary shares or (y) pre-initial business combination activity, (C) waive their rights to liquidating distributions from the trust account with respect to their founder shares if we fail to complete our initial business combination within the completion window, although they will be entitled to liquidating distributions from the trust account and to liquidating distributions from assets outside the trust account with respect to any public shares they hold if we fail to complete our initial business combination within such time period and (D) vote any founder shares held by them and any public shares purchased during or after this offering (including in open market and privately-negotiated transactions) in favor of our initial business combination.

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Competitive Strengths

We believe our management team is well positioned to identify unique opportunities in our target sectors. Our selection process will leverage our relationships with leading venture capitalists and growth equity funds, executives of private and public companies, as well as leading investment banking firms, which we believe should provide us with a key competitive advantage in sourcing potential business combination targets. Furthermore, members of our board of directors will augment the selection process through their robust relationships. Given our profile and dedicated industry approach, we anticipate that target business candidates may be brought to our attention from various unaffiliated sources, and in particular investors in other private and public companies in our networks. We also believe that our Management’s reputation, experience and track records particularly in the financial services sector will make us a preferred partner for these potential targets.

Our strategy is to utilize our management and board to identify target businesses that align with our goal of identifying a company with compelling innovation in a high growth sector. Irrespective of the channel, we intend to seek target businesses which will experience a substantial increase in value as a result of a public listing and access to the public markets and could take full advantage of the use of public securities as a means to engage in further substantial acquisitions in the highly fragmented financial services market.

Our Management Team

Our management team is led by William Brock and Thomas Zipser. With decades of experience, the members of our management team have successfully identified and capitalized on emerging financial, technological and secular trends across different sectors. In addition, our management team has deep transaction experience, having executed and integrated numerous transactions as operators, investors and advisors. We believe that the extensive experience that members of our management team have gained from working with and managing publicly traded companies will position us to identify, evaluate and acquire an attractive initial business combination target. Further, our management team’s expertise is expected to enable us to deliver differentiated guidance to the target company’s management team in order to support its growth and success post-initial business combination.

William Brock, our Chief Executive Officer, President and a director, has served since 2009 as the founder and Chief Executive Officer of Iron Rock, LLC, a diversified financial services company that focuses on merchant banking, commodities and financial instruments. Iron Rock has raised hundreds of millions of dollars for selected hedge funds, private equity funds and selected companies in multiple business sectors. His career in financial services began in September 1977 with investment banking at Merrill Lynch and subsequently led to executive positions at First Boston and Goldman Sachs in May 1986 and May 1999, respectively. At both First Boston and Goldman Sachs, Mr. Brock was a senior member of the Short-Term Finance department, where he was responsible for the firms’ major clients and was instrumental in opening and developing the Yankee debt markets for Asian sovereigns and industrial and financial companies, raising billions of dollars. In addition, at Goldman Sachs, Mr. Brock held senior positions in the short term and fixed income capital markets departments, from 1991 to 1996. He served, between 1996 and 1999,as the global head of the medium-term note product area at Goldman Sachs, building it into the number one position in the industry both in the United States and European markets. While holding these positions, Mr. Brock had extensive interaction with Fortune 500 companies and major corporate and sovereign entities in Europe and Asia. In addition, he served as the head of the fixed income derivative desk for structured notes at Salomon Brothers, from September 1996 to May 1999. From 1999 to 2003, Mr. Brock was the president of an internet company focused on the merger and acquisitions business, and in 1994 he founded a leverage buyout firm which successfully invested in a portfolio of industrial companies, through 1996. Mr. Brock is a cum laude graduate of Harvard College (BA) and a graduate of The Harvard Business School with a master’s degree in business administration (MBA). Mr. Brock holds Series 7 and 63 licenses.

Thomas Zipser, our Chief Financial Officer, Treasurer, Secretary and a director, is the founder and a Managing Director at Deer Pond Capital, a middle market investment bank, since April 2025. Mr. Zipser is also the founder and has been a Managing Partner of Deer Pond Partners, a direct investment firm focused on acquiring majority positions in private companies and minority positions in public companies, since July 2024. Deer Pond Partners’ most recent investment was in the first two rounds of QXO (NYSE: QXO). Before founding Deer Pond Capital and Deer Pond Partners, Mr. Zipser was with the New York investment bank of Esposito Securities, from October 2014 to February 2015, first as a Vice President and then as Head of the New York office. From May 2006 to August 2014, Mr. Zipser worked at G.C. Andersen Partners, a New York based merchant bank, advising companies and making principal investments for the firm. He has gained diverse transaction experience advising private equity groups and corporate clients across a wide range of industries, including energy, food and beverage, business services, consumer products, education, financials, healthcare and diversified industrials. His career also includes roles at Ferris Baker Watts (now Royal Bank of Canada), from September 20024 to May 2005 and September 2005 to May 2006, Banco Santander from May 2005 to August 2005, and Bear Stearns & Co (now J.P. Morgan Chase & Co.) from May 2004 to August 2004. Mr. Zipser also served as a board member for Safer Technology and Eco Concepts from July 2015 to September 2023, and CFO of Brimstone Consulting, now ZRG Partners Consulting, from October 2021 to June 2024. He is also, since September 2022, a board member and CFO of Connective Health Strategies, a revenue cycle management company, and a board member of Truviax, LLC, a software company, since April 2025. Mr. Zipser received a B.A. in Political Science from the Johns Hopkins University. Mr. Zipser holds Series 7, 63 and 79 licenses.

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Our Board of Directors

In addition to William Brock, our Chief Executive Officer, President and a director, and Thomas Zipser, who serves as our Chief Financial Officer and a director, the following individuals have joined our board of directors.

Darwin Hunt, a director since inception, has served as a Managing Partner of Wade Capital, a family office, since November 2019, where he serves as the principals’ closest strategic partner guiding portfolio companies, shaping new ventures, and driving execution across the family office. Over the last five years, Mr. Hunt has played a central role in building the operational backbone of Wade Capital’s diverse investment ecosystem. In the years following the 2008 financial crisis, he led the acquisition and sale of over $100 million of distressed mortgages. For over a decade, Mr. Hunt has invested in private technology companies in various stages of growth, and serves as an advisor to founders navigating scale and complexity across multiple industries. He has a B.A. in Economics from Middlebury College, where he was a member of the men’s ice hockey team and a three-time NCAA National Champion.

Yosef Milgrom, a director since inception, has served as a Managing Partner and Portfolio Manager at Montauk Court Partners, a transactional and strategic advisory firm, since February 2024. Montauk Court evaluates investment opportunities in a wide variety of asset classes and geographies including public companies, private companies, development stage companies, and other ventures. Under the guidance of Mr. Milgrom, Montauk Court facilitates, originates and structures investments and exits from investments. Mr. Milgrom is also President of Chi Squared Capital Inc., an investment firm, since June 2012. From March 2008 through February 2024, Mr. Milgrom served as a Managing Director at LH Financial, a firm focused on evaluating small and mid-cap investments for a family office. Mr. Milgrom began his career at HillMark Capital in December 2005, where he focused on corporate credit and Collateralized Loan Obligations, through December 2007. He serves on the board of directors of Hindi’s Libraries, a 501(c)(3) charitable organization, that gifts books to children across the globe. Mr. Milgrom received his Masters in Business Administration, with a focus on Accounting and Finance, from Fordham and a B.A. from Yeshiva University in the Biological Sciences.

Julien Machot, a director since October 22, 2025, has over 20 years of experience in finance and private equity. Since April 2017, he has served as a board member, Managing Partner and a member of the Investment Committee of VERSO Group SARL, with headquarters in Luxembourg, where he is responsible for strategy and investor relations and having deployed over $800 million in assets under management across real estate, private equity and venture capital investments. From February 2014 to June 2017, he was a UHNW Private Banker at EFG Bank (SWX:EFGN). He has successfully completed over 215 investments in his career in industries such as finance, mobility, biotech, and foodtech. Mr. Machot is a member of our sponsor, and he currently lives in Dubai, UAE, where in February 2025 he joined Apolonia Capital, an investment bank under the patronage of His Highness Sheikh Al Juma Al Maktoum, the uncle of the Crown Prince in Dubai, where he is a Managing Partner. He is also a director of Turtle Tree Labs Pty Ltd., a biotech company in Singapore, since January 2021. Mr. Machot received a VC University Certificate of Completion from the University of California and an MSc. International Trade from CESCI University of La Sorbonne Nouvelle in Paris, France.

Acquisition Strategy

We believe our management team is well positioned to identify unique opportunities in our target sectors. Our selection process will leverage our relationships with leading venture capitalists and growth equity funds, executives of private and public companies, as well as leading investment banking firms, which we believe should provide us with a key competitive advantage in sourcing potential business combination targets. Furthermore, members of our board of directors will augment the selection process through their robust relationships. Given our profile and dedicated industry approach, we anticipate that target business candidates may be brought to our attention from various unaffiliated sources, and in particular investors in other private and public companies in our networks. We also believe that our management’s reputations, experience and track records in the financial services industry will make us a preferred partner for these potential targets.

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Our strategy is to utilize the experience and relationships of our management and board to identify target businesses that align with the following initiatives that we intend to employ, each of which is designed to complement the other to maximize future growth:

i.	Focus upon the highest growth segments of the financial services industry, to identify a target business exhibiting rapid growth and business innovation. This initial target business would serve as the foundation on which extend our value proposition to our target markets in combination with our second strategic priority; and

ii.	Leverage our management’s experience and expertise to add-on target businesses exhibiting rapid growth, technology and service innovation, and positive income that would benefit from the opportunity for substantial revenue and profit expansion when combined with our core business.

We believe target companies under either of the initiatives will experience a substantial increase in value as a result of a public listing which brings access to the public markets to capitalize innovation, achieve added public visibility that can help expand sales channels, and provide flexibility to support additional substantial acquisitions in the highly fragmented financial services market.

We intend to seek out potential targets that we believe have proven business models and attractive growth profiles. We also believe our sponsor’s and management team’s extensive experience in deal sourcing from private and public sources, as well as their advisory and consulting engagements, provide unique insight when identifying potential business combination opportunities and creating value.

In particular, we intend to focus our search for an initial business combination on private companies that have positive operating cash flow or compelling economics and clear paths to positive operating cash flow, significant assets, and successful management teams that are seeking access to the U.S. public capital markets. Our selection process is expected to leverage our board’s deep and broad network of relationships, industry expertise and deal sourcing capabilities to provide us with a strong pipeline of potential targets. We expect to distinguish ourselves with our ability to:

●	Leverage our Extensive Network of Relationships to Create a Unique Pipeline of Acquisition Opportunities. We believe the combination of our sponsor’s experience in structuring complex transactions and our ability to access the network of relationships of our board with family offices, corporate executives, founders, family-owned businesses and private equity firms, will enable us to identify and evaluate suitable target businesses in the areas that we deem appropriate.

●	Employ Rigor to the Process of Identifying Target Companies and Acquiring a Business that Will be Well-Received by the Public Markets. We believe our board’s strong transaction track record, together with their experience in investing in both the private and public markets, will provide a distinct advantage for identifying, valuing and completing a business combination that will meet our investors’ expectations.

Business Combination Criteria

We intend to focus on companies in the financial services industry in the United States and other developed countries. Consistent with our strategy, we have identified the following criteria to evaluate prospective target businesses. Based on our management’s experience, we have developed the following non-exclusive investment criteria that we intend to use to screen for and evaluate prospective target businesses:

●	have an operational or other competitive advantage in the markets in which they operate and which can benefit from access to additional capital as well as our industry relationships and expertise;

●	have proprietary rights or other competitive advantages in the markets;

●	will likely be well received by public investors and experience substantial increase in valuation as a result of a public listing and access to the public markets;

●	are ready to be public, with strong management, corporate governance and reporting policies in place;

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●	will be able to take full advantage of the use of public securities as a means to engage in further substantial acquisitions in the highly fragmented financial services market;

●	are private equity fund portfolio companies or entities held by non-traditional investors, especially in Europe;

●	have significant embedded and/or underexploited growth opportunities that our team is uniquely positioned to identify and monetize;

●	growing significantly above industry market rates;

●	exhibit unrecognized value or other characteristics that we believe have been misevaluated by the market; and

●	will offer attractive risk-adjusted equity returns for our shareholders.

These criteria are not intended to be exhaustive or exclusive. Any evaluation relating to the merits of a particular initial business combination may be based, to the extent relevant, on these general guidelines as well as other considerations, factors and criteria that our management may deem relevant. In the event that we decide to enter into our initial business combination with a target business that does not meet the above criteria and guidelines, we intend to disclose that the target business does not meet the above criteria in our shareholder communications related to our initial business combination, which, as discussed in this prospectus, would be in the form of proxy solicitation materials or tender offer documents that we would file with the SEC.

Initial Business Combination

We are not presently engaged in, and we will not engage in, any operations for an indefinite period of time following this offering. We intend to effectuate our initial business combination using cash from the proceeds of this offering and the private placement of the private units, the proceeds of the sale of our shares in connection with the closing of our initial business combination (including pursuant to forward purchase agreements or backstop agreements we may enter into following the consummation of this offering or otherwise), shares issued to the owners of the target, debt issued to bank or other lenders or the owners of the target, other securities issuances or a combination of the foregoing. We may seek to complete our initial business combination with a company or business that may be financially unstable or in its early stages of development or growth, which would subject us to the numerous risks inherent in such companies and businesses.

We will provide our public shareholders with the opportunity to redeem all or a portion of their Class A ordinary shares (up to an aggregate of 15% of the shares sold in this offering, as described in more detail in this prospectus) upon the completion of our initial business combination either (i) in connection with an extraordinary general meeting called to approve the business combination or (ii) without a shareholder vote by means of a tender offer. Each public shareholder may elect to redeem their public shares irrespective of whether they vote for or against an initial business combination, or whether they do not vote or abstain from voting on the initial business combination. If we seek shareholder approval, we will complete our initial business combination only if we receive the approval of an ordinary resolution under Cayman Islands law and our amended and restated memorandum and articles of association, which requires the affirmative vote of at least a simple majority of the votes cast by the shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy on such matter at a general meeting of the company (noting that any initial business combination structured as a statutory merger pursuant to the Companies Act will require a special resolution under Cayman Islands law and our amended and restated memorandum and articles of association, which requires the affirmative vote of a majority of at least two-thirds of such members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the company). The decision as to whether we will seek shareholder approval of a proposed business combination or conduct a tender offer will be made by us, solely in our discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would require us to seek shareholder approval under applicable law or stock exchange listing requirement.

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We have until the end of the completion window to consummate our initial business combination. While we currently do not plan to extend the time to complete a business combination beyond 24 months, if we anticipate that we may be unable to consummate our initial business combination within such 24-month period, we may seek shareholder approval to amend our amended and restated memorandum and articles of association to extend the date by which we must consummate our initial business combination, provided we deposit an additional $0.033 per share, or such lesser amount as shall be acceptable to the non-redeeming public holders, for each month in the trust account. If we seek shareholder approval for an extension, public holders of Class A ordinary shares will be offered an opportunity to redeem their shares at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned thereon (net of taxes payable), divided by the number of then issued and outstanding public shares, subject to applicable law. There is no limit on the number of extensions that we may seek. If we determine not to or are unable to extend the time period to consummate our initial business combination or fail to obtain shareholder approval to extend the completion window, our sponsor’s investment in the founder shares, private shares and private rights will be worthless, except to the extent they receive liquidating distributions from assets outside the trust account.

If we are unable to complete our initial business combination within the completion window, or by such earlier liquidation date as our board of directors may approve, we will redeem 100% of the public shares at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned thereon (which interest shall be net of taxes payable and less up to $250,000 of interest to pay liquidation and dissolution expenses), divided by the number of then issued and outstanding public shares, subject to applicable law and certain conditions as further described herein. We expect the pro rata redemption price to be approximately $10.00 per public share (regardless of whether or not the underwriters exercise their over-allotment option), without taking into account any interest or other income earned on such funds. However, we cannot assure you that we will in fact be able to distribute such amounts as a result of claims of creditors, which may take priority over the claims of our public shareholders.

Nasdaq rules require that we must complete one or more business combinations having an aggregate fair market value of at least 80% of the value of the assets held in the trust account (excluding taxes payable on the interest earned on the trust account). Our board of directors will make the determination as to the fair market value of our initial business combination. If our board of directors is not able to independently determine the fair market value of our initial business combination, we will obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions with respect to the satisfaction of such criteria. While we consider it likely that our board of directors will be able to make an independent determination of the fair market value of our initial business combination, it may be unable to do so if it is less familiar or experienced with the business of a particular target or if there is a significant amount of uncertainty as to the value of the target’s assets or prospects. Additionally, pursuant to Nasdaq rules, any initial business combination must be approved by a majority of our independent directors.

We anticipate structuring our initial business combination so that the post transaction company in which our public shareholders own shares will own or acquire 100% of the equity interests or assets of the target business or businesses. We may, however, structure our initial business combination such that the post transaction company owns or acquires less than 100% of such interests or assets of the target business in order to meet certain objectives of the target management team or shareholders or for other reasons, but we will only complete such business combination if the post transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act. Even if the post transaction company owns or acquires 50% or more of the voting securities of the target, our shareholders prior to the business combination may collectively own a minority interest in the post transaction company, depending on valuations ascribed to the target and us in the business combination. For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all of the outstanding capital stock, shares or other equity interests of a target. In this case, we would acquire a 100% controlling interest in the target. However, as a result of the issuance of a substantial number of new shares, our shareholders immediately prior to our initial business combination could own less than a majority of our issued and outstanding shares subsequent to our initial business combination. If less than 100% of the equity interests or assets of a target business or businesses are owned or acquired by the post transaction company, the portion of such business or businesses that is owned or acquired is what will be taken into account for purposes of the 80% of net assets test described above. If the business combination involves more than one target business, the 80% of net assets test will be based on the aggregate value of all of the target businesses.

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Our Business Combination Process

We believe our management team’s significant operating and transactional experience and relationships provide us with access to a substantial number of potential initial business combination targets. Over the course of their careers, the members of our management team have developed a broad network of contacts and relationships with private companies, investment bankers, private equity, venture capital and debt investors, high net worth families and their advisors, commercial bankers, attorneys, management consultants, accountants and other transaction intermediaries, as well as corporate sector executives and board members around the world. This network has grown through the activities of our management team sourcing, acquiring and financing businesses, the reputation of our management team for integrity and fair dealing with sellers, financing sources and target management teams and the experience of our management team in executing transactions, especially special purpose acquisition company transactions, under varying economic and financial market conditions.

In addition, we anticipate that target business combination candidates will be brought to our attention from various unaffiliated sources, including investment bankers, private equity funds and large business enterprises seeking to divest non-core assets or divisions.

In evaluating a prospective target business, we expect to conduct a due diligence review which may encompass, among other things, meetings with incumbent management and employees, document reviews, interviews of customers and suppliers, inspections of facilities, as well as reviewing financial and other information made available to us and other reviews as we deem appropriate. We may also retain consultants with expertise relating to a prospective target business.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with our sponsor, executive officers or directors, or completing the business combination through a joint venture or other form of shared ownership with our sponsor, executive officers or directors. In the event we seek to complete an initial business combination with a target that is affiliated (as defined in our amended and restated memorandum and articles of association) with our sponsor, executive officers or directors, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm which is a member of the Financial Industry Regulatory Authority (“FINRA”) or another independent entity that commonly renders valuation opinions or from an independent accounting firm, stating that the consideration to be paid by us in such an initial business combination is fair to our company from a financial point of view. We are not required to obtain such an opinion in any other context.

Conflicts of Interest

Members of our management team and our independent directors will directly or indirectly own founder shares and/or private units following this offering and, accordingly, may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination. The low price that our sponsor paid for the founder shares creates an incentive whereby our officers and directors could potentially make a substantial profit even if we select an acquisition target that subsequently declines in value and is unprofitable for public shareholders. If we are unable to complete our initial business combination within the completion window, the private units may expire worthless, except to the extent they receive liquidating distributions from assets outside the trust account, which could create an incentive for our sponsor, executive officers and directors to complete a transaction even if we select an acquisition target that subsequently declines in value and is unprofitable for public shareholders. Further, each of the members of our management team may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such person was included by a target business as a condition to any agreement with respect to our initial business combination. The following table sets forth information with respect to our initial shareholder and the public shareholders:

Each of our officers and directors presently has, and any of them in the future may have additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such opportunity to such entity, subject to their fiduciary duties under Cayman Islands law.

Our amended and restated memorandum and articles of association will provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer, among other persons, shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us, and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which (a) may be a corporate opportunity for any director or officer, on the one hand, and us, on the other, or (b) the presentation of which would breach an existing legal obligation of a director or officer to any other entity. The purpose for the surrender of corporate opportunities is to allow officers, directors or other representatives with multiple business affiliations to continue to serve as an officer of our company or on our board of directors. Our officers and directors may from time to time be presented with opportunities that could benefit both another business affiliation and us. In the absence of the “corporate opportunity” waiver in our amended and restated memorandum and articles of association, certain candidates would not be able to serve as an officer or director. We believe we substantially benefit from having representatives who bring significant, relevant and valuable experience to our management, and, as a result, the inclusion of the “corporate opportunity” waiver in our amended and restated memorandum and articles of association will provide us with greater flexibility to attract and retain the officers and directors that we feel are the best candidates. We do not believe, however, that the fiduciary duties or contractual obligations of our officers or directors will materially affect our ability to complete our initial business.

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In addition, our Chief Executive Officer is a managing member of the managing member of our sponsor. We do not believe, however, that the fiduciary duties or contractual obligations of our officers or directors will materially affect our ability to complete our business combination.

In addition, our sponsor and our officers and directors or any of their affiliates may sponsor or form other special purpose acquisition companies similar to ours or may pursue other business or investment ventures during the period in which we are seeking an initial business combination. Any such companies, businesses or investments may present additional conflicts of interest in pursuing an initial business combination. Notwithstanding the foregoing, such officers and directors will continue to have a pre-existing fiduciary obligation to us and we will, therefore, have priority over any special purpose acquisition companies they subsequently join. In addition, because we may consummate a business combination with a target in a broad array of industries, we do not believe that any such potential conflicts would materially affect our ability to complete our initial business combination.

Our sponsor does not have any agreement, arrangement or understanding with us or our officers, directors, or affiliates with respect to determining whether to proceed with a de-SPAC transaction.

Additional Financing

We have not selected any specific business combination target but intend to target businesses with enterprise values that are greater than what we could acquire with the net proceeds of this offering and the sale of the private units. As a result, if the cash portion of the purchase price exceeds the amount available from the trust account, net of amounts needed to satisfy any redemption by public shareholders, we may be required to seek additional financing to complete such proposed initial business combination. Such additional financing may be in the form of PIPE transactions or convertible debt transactions. These financing transactions would be designed to ensure a return on investment to the investor in exchange for assisting the company in completing the business combination or providing sufficient liquidity to the post-combination company. The price of the shares we issue may therefore be less, and potentially significantly less, than the market price for our shares at such time. Any such issuances of equity securities could dilute the interests of our existing shareholders. These financing transactions may be significantly dilutive to the post-combination company, and represent the type of financing risk that is not associated with traditional initial public offerings. We cannot assure you that financing will be available to us on acceptable terms, if at all. None of our initial shareholder, directors or officers or their affiliates are obligated to provide any such financing to us. To the extent that additional financing proves to be unavailable when needed to complete our initial business combination, we would be compelled to either restructure the transaction or abandon that particular business combination and seek an alternative target business candidate.

In addition, even if we do not need additional financing to complete our initial business combination, we may require such financing to fund the operations or growth of the target business. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the target business. None of our directors, officers or shareholders is required to provide any financing to us in connection with or after our initial business combination.

If we raise additional funds through equity or convertible debt issuances, our public shareholders may suffer significant dilution and these securities could have rights that rank senior to our public shares. If we raise additional funds through the incurrence of indebtedness, such indebtedness would have rights that are senior to our equity securities and could contain covenants that restrict our operations.

We may obtain financing prior to the closing of our initial business combination to fund our working capital needs and transaction costs in connection with our search for and completion of our initial business combination. There is no limitation on our ability to raise funds through the issuance of equity or equity-linked securities or through loans, advances or other indebtedness in connection with the closing of our initial business combination, including pursuant to any forward purchase agreements, backstop or similar agreements we may enter into following the consummation of this offering or otherwise. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of our business combination. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account. In addition, following our initial business combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.

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Corporate Information

Our executive offices are located at 851 Broken Sound Parkway NW, Suite 280, Boca Raton, Florida 33487 and our telephone number is (561) 358-3696.

We are a Cayman Islands exempted company. Exempted companies are Cayman Islands companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Companies Act. As an exempted company, we have applied for and received a tax exemption undertaking from the Cayman Islands government that, in accordance with Section 6 of the Tax Concessions Act (Revised) of the Cayman Islands, for a period of 30 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operations and, in addition, that no tax to be levied on profits, income gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of us.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” will have the meaning associated with it in the JOBS Act.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our ordinary shares held by non-affiliates is equal to or exceeds $250 million as of the prior June 30th, or (2) our annual revenues equaled to or exceeded $100 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates equal to or exceeds $700 million as of the prior June 30th.

In addition, after completion of this offering and prior to the consummation of a business combination, only holders of our Class B ordinary shares will have the right to vote on the appointment or removal of directors. As a result, Nasdaq will consider us to be a “controlled company” within the meaning of Nasdaq corporate governance standards. Under Nasdaq corporate governance standards, a company of which more than 50% of the voting power for the appointment of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. We currently do not intend to rely on the “controlled company” exemption, but may do so in the future. Accordingly, if we choose to do so, you will not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

On or prior to the date of this prospectus, we will file a Registration Statement on Form 8-A with the SEC to voluntarily register our securities under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, we will be subject to the rules and regulations promulgated under the Exchange Act. We have no current intention of filing a Form 15 to suspend our reporting or other obligations under the Exchange Act prior or subsequent to the consummation of our initial business combination.

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THE OFFERING

In making your decision on whether to invest in our securities, you should take into account not only the backgrounds of the members of our management team, but also the special risks we face as a blank check company and the fact that this offering is not being conducted in compliance with Rule 419 promulgated under the Securities Act. You will not be entitled to protections normally afforded to investors in Rule 419 blank check offerings. You should carefully consider these and the other risks set forth in the section below entitled “Risk Factors” in this prospectus.

Securities offered:	15,000,000 units, at $10.00 per unit, each unit consisting of:

●	one Class A ordinary share; and
●	one right entitling the holder thereof to receive one-tenth of one Class A ordinary share upon the consummation of an initial business combination, as described in more detail in this prospectus. As a result, a rights holder must hold ten rights to receive one Class A ordinary share at the closing of the initial business combination.

Proposed Nasdaq symbols:	Units: “[____]U” Class A ordinary shares: “[____]” Rights: “[____]R”

Trading commencement and separation of Class A ordinary shares and rights:	The units are expected to begin trading on or promptly after the date of this prospectus. The Class A ordinary shares and rights comprising the units will begin separate trading on the 52nd day following the date of this prospectus unless D. Boral informs us of its decision to allow earlier separate trading, subject to our having issued a press release announcing when such separate trading will begin. Once the Class A ordinary shares and rights commence separate trading, holders will have the option to continue to hold units or separate their units into the component securities. Holders will need to have their brokers contact our transfer agent in order to separate the units into Class A ordinary shares and rights. No factional shares will be issued upon separation of the units and only whole shares will trade. Accordingly, unless you purchase rights in multiples of 10, you will not be able to receive or trade a whole share underlying the right.

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Units:

Number outstanding before this offering	0

Number of public units outstanding after this offering	15,000,000

Number to be sold in a private placement simultaneously with this offering	350,000

Number outstanding after this offering	15,350,000(1)

Ordinary shares:

Number outstanding before this offering	5,000,000(2)

Number included in the public units to be sold in this offering	15,000,000

Number included in the private units to be sold in a private placement simultaneously with this offering	350,000

Number outstanding after this offering	20,350,000(3) (4)
Rights:
Number of rights included in the private units to be sold in a private placement simultaneously with this offering	350,000

Number of rights to be outstanding after this offering and the private placement	15,350,000(5)

Terms of Rights:	Except in cases where we are not the surviving company in a business combination, each holder of a public right will automatically receive one-tenth of one Class A ordinary share upon consummation of our initial business combination. In the event we will not be the surviving company upon completion of our initial business combination, each holder of a right will be required to affirmatively convert his, her or its rights in order to receive the one-tenth of a Class A ordinary share underlying each right upon consummation of the business combination. We will not issue fractional shares in connection with an exchange of rights. Fractional shares will be rounded down to the nearest whole share. As a result, you must hold rights in multiples of ten in order to receive shares for all of your rights upon closing of a business combination. If we are unable to complete an initial business combination within the completion window and we redeem the public shares for the funds held in the trust account, holders of rights will not receive any of such funds for their rights and the rights will expire worthless.

1 Assumes no exercise of the underwriters’ over-allotment option and 750,000 founder shares are surrendered to us for no consideration. Comprised of 15,000,000 units sold in the offering and 350,000 private units to be sold in the private placement.

2 Assumes no exercise of the underwriters’ over-allotment option and surrender of all 750,000 founder shares. Up to 750,000 founder shares will be surrendered to us for no consideration depending on the extent to which the underwriters’ over-allotment option is exercised.

3 Assumes surrender of all 750,000 founder shares. Up to 750,000 founder shares will be surrendered to us for no consideration depending on the extent to which the underwriters’ over-allotment option is exercised.

4 Comprised of 15,000,000 Class A ordinary shares included in the units to be sold in this offering, 5,000,000 Class B ordinary shares (or founder shares), and 350,000 Class A ordinary shares included in the private units. The Class B ordinary shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of our initial business combination or earlier at the option of the holder thereof on a one-for-one basis, subject to adjustment, as described in this prospectus.

5 Comprised of 15,000,000 public rights included in the units to be sold in this offering (assuming no exercise of the underwriters’ over-allotment option) and 350,000 private rights in the private units to be sold in the private placement.

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Founder shares:

On October 14, 2025, our sponsor paid $25,000, or approximately $0.004 per share, in exchange for the issuance of 5,750,000 Class B ordinary shares which we refer to collectively as founder shares.

Prior to the initial investment in the company of $25,000 by our sponsor, we had no assets, tangible or intangible. The per share price of the founder shares was determined by dividing the amount of cash contributed to the company by the number of founder shares issued. The number of founder shares outstanding was determined based on the expectation that the total size of this offering would be a maximum of 17,250,000 units if the underwriters’ over-allotment option is exercised in full, and therefore that such founder shares would represent approximately 25% of the outstanding shares after this offering (not taking into account the private shares).

Up to 750,000 of the founder shares will be forfeited depending on the extent to which the underwriters’ over-allotment option is not exercised. If we increase or decrease the size of the offering pursuant to Rule 462(b) under the Securities Act, we will effect a share dividend or share contribution back to capital or other appropriate mechanism, as applicable, with respect to our Class B ordinary shares immediately prior to the consummation of the offering in such amount as to maintain the ownership of founder shares by our initial shareholder, on an as-converted basis, at approximately 25% of our issued and outstanding ordinary shares upon the consummation of this offering (not taking into account the private shares).
The Class B ordinary shares are identical to the Class A ordinary shares included in the units being sold in this offering, except that:

●	prior to the closing of our initial business combination, only the holder(s) of the Class B ordinary shares will have the right to vote on the appointment or removal of directors and be entitled to vote on continuing the company in a jurisdiction outside the Cayman Islands (including any special resolution required to amend the constitutional documents of the company or to adopt new constitutional documents of the company, in each case, as a result of the company approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands);

●	the founder shares are subject to certain transfer restrictions, as described in more detail below;

●	the founder shares are entitled to registration rights;

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●	our initial shareholder, sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to (i) waive their redemption rights with respect to any founder shares and public shares they hold in connection with the completion of our initial business combination, (ii) waive their redemption rights with respect to any founder shares and public shares they hold in connection with a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to redeem 100% of our public shares if we have not consummated an initial business combination within the completion window or (B) with respect to any other material provisions relating to (x) the rights of holders of our Class A ordinary shares or (y) pre-initial business combination activity and (iii) waive their rights to liquidating distributions from the trust account with respect to any founder shares they hold if we fail to complete our initial business combination within the completion window (although they will be entitled to liquidating distributions from the trust account and to liquidating distributions from assets outside the trust account with respect to any public shares they hold if we fail to complete our initial business combination within the prescribed time frame);

●	If we submit our initial business combination to our public shareholders for a vote, our initial shareholder has agreed to vote its founder shares and any public shares purchased during or after this offering in favor of our initial business combination (excluding shares they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act, which would not be voted in favor of approving the business combination transaction) in favor of our initial business combination, and we will only complete our initial business combination if we receive an ordinary resolution under Cayman Islands law, passed by the affirmative vote of at least a majority of the votes by the shareholders of the issued shares represented in person or represented by proxy and are voted at a general meeting of the company, voting together as a single class. As a result, assuming that only the holders of one-third of our issued and outstanding ordinary shares, representing a quorum under our amended and restated memorandum and articles of association, vote their ordinary shares at a general meeting of the company, we will not need any public shares in addition to our founder shares to be voted in favor of an initial business combination in order to approve an initial business combination; and

●	the Class B ordinary shares are automatically convertible into Class A ordinary shares concurrently with or immediately following the consummation of our initial business combination, or earlier at the option of the holders thereof, on a one-for-one basis, subject to adjustment as described herein.

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Transfer restrictions on founder shares and private units:

Our initial shareholder has agreed not to transfer, assign or sell any of its founder shares and private units, excluding any public units and underlying public shares and public rights that may be purchased in the offering, for a period ending on the earlier of six months after the completion of our initial business combination or the date on which the closing price of the Class A ordinary shares exceeds $11.50 for any 20 trading days within a 30-trading day period following the closing of our initial business combination; except to certain permitted transferees and under certain circumstances as described herein under “Principal Shareholders—Transfers of Founder Shares and Private Units.” In addition, we could agree to permit the holder(s) of our founder shares to transfer shares or agree to cancel such securities. Although no such transfers or cancellations are contemplated, we could agree to permit such transfer or cancellation to facilitate the closing of a business combination.

Founder shares conversion:	The Class B ordinary shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of our initial business combination, or earlier at the option of the holders thereof, on a one-for-one basis, subject to adjustment as described herein.

Private units:	Our sponsor or its affiliates has committed to purchase an aggregate of 350,000 private units at a price of $10.00 per unit in a private placement that will close simultaneously with the closing of this offering.

Voting:

Except as set forth below, holders of record of our Class A ordinary shares and Class B ordinary shares are entitled to one vote for each share held on all matters to be voted on by shareholders. Unless specified in our amended and restated memorandum and articles of association or as required by the Companies Act or stock exchange rules, an ordinary resolution under Cayman Islands law and our amended and restated memorandum and articles of association, which requires the affirmative vote of at least a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the company is generally required to approve any matter voted on by our shareholders. Approval of certain actions require a special resolution under Cayman Islands law which, except as specified below, requires the affirmative vote of at least two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the company, and pursuant to our amended and restated memorandum and articles of association, such actions include amending our amended and restated memorandum and articles of association and approving a statutory merger or consolidation with another company.

Prior to the consummation of our initial business combination, only the holder(s) of the Class B ordinary shares will have the right to vote on the appointment or removal of directors and on continuing the company in a jurisdiction outside of the Cayman Islands (including any special resolution required to amend the constitutional documents of the company or to adopt new constitutional documents of the company, in each case, as a result of the company approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands). Holders of our Class A ordinary shares will not be entitled to vote on these matters during such time. These provisions of our amended and restated memorandum and articles of association may only be amended by a special resolution passed by the affirmative vote of not less than 90% (or, where such amendment is proposed in respect of the consummation of our initial business combination, two-thirds) of the votes cast by such shareholders as, being entitled to vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the company.

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With respect to any other matter submitted to a vote of our shareholders prior to or in connection with the completion of our initial business combination, including any vote in connection with the closing of our initial business combination, except as required by law, holder(s) of our founder shares and holders of our public shares will vote together as a single class, with each share entitling the holder to one vote.

Proceeds to be held in trust account:	Nasdaq listing rules provide that at least 90% of the gross proceeds from this offering and the sale of the private units be deposited in a trust account. Of the net proceeds we will receive from this offering and the sale of the private units described in this prospectus, $150,000,000, or $172,250,000 if the underwriters’ over-allotment option is exercised in full ($10.00 per unit in either case), will be deposited into a segregated trust account located in the United States at Citibank Bank, N.A. with Equiniti Trust Company, LLC, acting as trustee, and held as cash (including in interest bearing demand deposits) or invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations. To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer that we hold investments in the trust account, we may, at any time, (based on our management team’s ongoing assessment of all factors related to our potential status under the Investment Company Act) instruct the trustee to liquidate the investments held in the trust account and instead to hold the funds in the trust account in cash or in an interest bearing demand deposit account at a bank.

Except with respect to interest earned on the funds held in the trust account that may be released to us for permitted withdrawals and to pay our taxes, if any, the funds held in the trust account will not be released from the trust account until the earliest to occur of: (1) our completion of an initial business combination; (2) the redemption of any public shares properly submitted in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with the closing of our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within the completion window or (B) with respect to any other material provisions relating to (x) the rights of holders of our Class A ordinary shares or (y) pre-initial business combination activity; and (3) the redemption of our public shares if we have not completed an initial business combination within the completion window, subject to applicable law. The proceeds deposited in the trust account could become subject to the claims of our creditors, if any, which could have priority over the claims of our public shareholders.

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Ability to extend time to complete an initial business combination sources:

We have until the end of the completion window to consummate our initial business combination. While we currently do not plan to extend the time to complete a business combination beyond 24 months, if we anticipate that we may be unable to consummate our initial business combination within such 24-month period, we may seek shareholder approval to amend our amended and restated memorandum and articles of association to extend the date by which we must consummate our initial business combination, provided we deposit an additional $0.033 per share, or such lesser amount as shall be acceptable to the non-redeeming public holders, for each month in the trust account. If we seek shareholder approval for an extension, public holders of Class A ordinary shares will be offered an opportunity to redeem their shares at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned thereon (less taxes payable), divided by the number of then issued and outstanding public shares, subject to applicable law and certain conditions as further described herein. If we determine not to or are unable to extend the time period to consummate our initial business combination or fail to obtain shareholder approval to extend the completion window, our sponsor’s investment in the founder shares, private shares and private rights will be worthless, except to the extent they receive liquidating distributions from assets outside the trust account.

If we are unable to complete our initial business combination within the completion window, we will redeem 100% of the public shares at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned thereon (which interest shall be net of taxes payable and less up to $250,000 of interest to pay liquidation and dissolution expenses), divided by the number of then issued and outstanding public shares, subject to applicable law and certain conditions as further described herein.

Unless and until we complete our initial business combination, no proceeds held in the trust account will be available for our use, except the withdrawal of interest for taxes payable, and/or to redeem our public shares in connection with an amendment to our amended and restated memorandum and articles of association, as described above. The proceeds held in the trust account may only be held as cash (including in interest bearing demand deposits) or invested in direct U.S. government treasury obligations having a maturity of 185 days or less, or in certain money market funds which invest only in direct U.S. government treasury obligations.

Assuming that the proceeds held in the trust account are only invested in such money market funds at an assumed interest rate of 4.0% per year, we estimate the interest earned on the trust account will be approximately $6,000,000 per year; however, we can provide no assurances regarding this amount. Unless and until we complete our initial business combination, we may pay our expenses only from:

●

the net proceeds of this offering and the sale of the private units not held in the trust account, which initially will be approximately $1,930,000 (or $1,817,500 if the over-allotment option is exercised in full) in working capital after the payment of approximately $820,000 in expenses relating to this offering; and

●	any loans or additional investments from our sponsor, members of our management team or their affiliates or other third parties, although they are under no obligation to advance funds or invest in us, and provided that any such loans will not have any claim on the proceeds held in the trust account unless such proceeds are released to us upon completion of our initial business combination. Up to $1,500,000 of such loans may be convertible into private units at a price of $10.00 per unit, at the option of the lender. The units would be identical to the private units.

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Conditions to completing our initial business combination:

Nasdaq rules require that we must consummate an initial business combination with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the trust account (excluding the amount of any taxes payable on the income earned on the trust account) at the time of our signing a definitive agreement in connection with our initial business combination. If our board of directors is not able to independently determine the fair market value of our initial business combination, we will obtain an opinion from an independent investment banking firm or another independent valuation or appraisal firm that regularly provides fairness opinions. While we consider it unlikely that our board of directors will not be able to make such independent determination of fair market value, it may be unable to do so if the board of directors is less familiar or experienced with the target company’s business, there is a significant amount of uncertainty as to the value of the company’s assets or prospects, including if such company is at an early stage of development, operations or growth, or if the anticipated transaction involves a complex financial analysis or other specialized skills and the board of directors determines that outside expertise would be helpful or necessary in conducting such analysis. Since any opinion, if obtained, would merely state that the fair market value meets the 80% of net assets test, unless such opinion includes material information regarding the valuation of a target business or the consideration to be provided, it is not anticipated that copies of such opinion would be distributed to our shareholders. However, if required under applicable law, any proxy statement that we deliver to shareholders and file with the SEC in connection with a proposed transaction will include such opinion. There is no limitation on our ability to raise funds privately, or through loans in connection with the closing of our initial business combination, including pursuant to forward purchase agreements we may enter into following consummation of this offering.

We will complete our initial business combination only if the post-transaction company in which our public shareholders own shares will own or acquire 50% or more of the outstanding voting securities of the target or is otherwise not required to register as an investment company under the Investment Company Act. Even if the post-transaction company owns or acquires 50% or more of the voting securities of the target, our shareholders prior to our initial business combination may collectively own a minority interest in the post-business combination company, depending on valuations ascribed to the target and us in the business combination transaction. If less than 100% of the equity interests or assets of a target business or businesses are owned or acquired by the post-transaction company, the portion of such business or businesses that is owned or acquired is what will be taken into account for purposes of the Nasdaq’s 80% of net assets test, provided that in the event that the business combination involves more than one target business, the aggregate value of all of target business will be taken into account for purposes of the 80% net assets test and we will treat the transactions together as our initial business combination for purposes of seeking shareholder approval or conducting a tender offer, as applicable.

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Permitted purchases of public shares and public rights by our affiliates:

If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with the closing of our initial business combination pursuant to the tender offer rules, our sponsor, initial shareholder, directors, executive officers, advisors or their affiliates may purchase shares or public rights in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination. Additionally, at any time at or prior to our initial business combination, subject to applicable securities laws (including with respect to material nonpublic information), our sponsor, initial shareholder, directors, officers, advisors or their affiliates may enter into transactions with investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of our initial business combination or not redeem their public shares. See “Proposed Business — Permitted Purchases of Our Securities” for a description of how our sponsor, initial shareholder, directors, executive officers, advisors or any of their affiliates will select which shareholders to purchase securities from in any private transaction. Our sponsor, initial shareholder, directors, executive officers, advisors or any of their affiliates will not make any purchases if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act.

Additionally, in the event our sponsor, initial shareholder, directors, officers, advisors or their affiliates were to purchase shares or rights from public shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:

●	our registration statement/proxy statement filed for our business combination transaction would disclose the possibility that our sponsor, initial shareholder, directors, officers, advisors or their affiliates may purchase shares or rights from public shareholders outside the redemption process, along with the purpose of such purchases;

●

if our sponsor, initial shareholder, directors, officers, advisors or their affiliates were to purchase shares or rights from public shareholders, they would do so at a price no higher than the price offered through our redemption process;

●	our registration statement/proxy statement filed for our business combination transaction would include a representation that any of our securities purchased by our sponsor, initial shareholder, directors, officers, advisors or their affiliates would not be voted in favor of approving the business combination transaction;

●	our sponsor, initial shareholder, directors, officers, advisors or their affiliates would not possess any redemption rights with respect to our securities or, if they do acquire and possess redemption rights, they would waive such rights; and

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●	we would disclose in a Form 8-K, before our shareholder meeting to approve the business combination transaction, the following material items:

●	the amount of our securities purchased outside of the redemption offer by our sponsor, initial shareholder, directors, officers, advisors or their affiliates, along with the purchase price;

●	the purpose of the purchases by our sponsor, initial shareholder, directors, officers, advisors or their affiliates;

●	the impact, if any, of the purchases by our sponsor, initial shareholder, directors, officers, advisors or their affiliates on the likelihood that the business combination transaction will be approved;

●	The identities of our security holders who sold to our sponsor, initial shareholder, directors, officers, advisors or their affiliates (if not purchased on the open market) or the nature of our security holders (e.g., 5% security holders) who sold to our sponsor, initial shareholder, directors, officers, advisors or their affiliates; and

●	the number of our securities for which we have received redemption requests pursuant to our redemption offer.

Please see “Proposed Business — Permitted Purchases of Our Securities” for a description of how such persons will determine from which shareholders to seek to acquire securities.

The purpose of any such transaction could be to (i) reduce the number of public rights outstanding or (ii) satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our initial business combination, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of our initial business combination that may not otherwise have been possible. In addition, if such purchases are made, the public “float” of our securities or rights may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange. Please see “Risk Factors” — “If we seek shareholder approval of our initial business combination, our sponsor, initial shareholder, directors, executive officers, advisors and their affiliates may elect to purchase shares or public rights from public shareholders, which may influence a vote on a proposed business combination and reduce the public “float” of our securities.”

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Redemption rights for public shareholders upon completion of our initial business combination:

We will provide our public shareholders with the opportunity to redeem, whether they do not vote or abstain, vote for, or vote against our initial business combination, all or a portion of their public shares (up to an aggregate of 15% of the shares sold in this offering, as described in more detail in this prospectus) upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of our initial business combination, including interest earned on the funds held in the trust account (which interest shall be net of taxes payable), divided by the number of then outstanding public shares, subject to the limitations and on the conditions described herein. The amount in the trust account is initially anticipated to be $10.00 per public share. There will be no redemption rights upon the completion of our initial business combination with respect to our rights. Our initial shareholder, sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any founder shares they hold and any public shares they may acquire during or after this offering in connection with the completion of our initial business combination.

Manner of conducting redemptions:

We will provide our public shareholders with the opportunity to redeem all or a portion of their public shares (up to an aggregate of 15% of the shares sold in this offering, as described in more detail in this prospectus) upon the completion of our initial business combination either (i) in connection with a general meeting called to approve the business combination or (ii) without a shareholder vote by means of a tender offer.

The decision as to whether we will seek shareholder approval of a proposed business combination or conduct a tender offer will be made by us, solely in our discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would require us to seek shareholder approval under applicable law or stock exchange listing requirement.

Asset acquisitions and share purchases would not typically require shareholder approval while direct mergers with our company (other than with a 90% subsidiary of ours) and any transactions where we issue more than 20.0% of our outstanding Class A ordinary shares or seek to amend our amended and restated memorandum and articles of association would require shareholder approval.

So long as we obtain and maintain a listing for our securities on Nasdaq, we will be required to comply with Nasdaq’s shareholder approval rules.

The requirement that we provide our public shareholders with the opportunity to redeem their public shares by one of the two methods listed above will be contained in provisions of our amended and restated memorandum and articles of association and will apply whether or not we maintain our registration under the Exchange Act or our listing on the Nasdaq. Such provisions may be amended if approved by holders of at least two-thirds of the votes cast by such shareholders as, being entitled to do, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the Company.

If we provide our public shareholders with the opportunity to redeem their public shares in connection with a shareholder meeting, we will:

●

conduct the redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, which regulates the solicitation of proxies, and not pursuant to the tender offer rules, and

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●	file proxy materials with the SEC.

If we seek shareholder approval, we will complete our initial business combination only if we receive an ordinary resolution under Cayman Islands law and our amended and restated memorandum and articles of association, which requires affirmative vote of at least a simple majority of the votes cast by the shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the company (noting that any initial business combination structured as a statutory merger pursuant to the Companies Act will require a special resolution under Cayman Islands law and our amended and restated memorandum and articles of association, which requires the affirmative vote of a majority of at least two-thirds of such members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the company). In accordance with our amended and restated memorandum and articles of association, a quorum for such meeting will be present if the holders of one-third of our issued and outstanding shares entitled to vote at the meeting are represented in person or by proxy. Our initial shareholder will count toward this quorum and, pursuant to the letter agreement, our sponsor, officers and directors have agreed to vote their founder shares and any public shares purchased during or after this offering (including in open market and privately-negotiated transactions) in favor of our initial business combination (excluding shares they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act, which would not be voted in favor of approving the business combination transaction) in favor of our initial business combination). For purposes of seeking approval of an ordinary resolution, non-votes will have no effect on the approval of our initial business combination once a quorum is obtained. As a result, in addition to our initial shareholder’s founder shares and private units, we would need [___] or [__]%, of the 15,000,000 public shares sold in this offering to be voted in favor of an initial business combination in order to have our initial business combination approved (assuming all outstanding shares are voted, the overallotment option is not exercised and the parties to the letter agreement do not acquire any Class A ordinary shares). Assuming that only the holders of one-third of our issued and outstanding ordinary shares, representing a quorum under our amended and restated memorandum and articles of association, vote their shares at a general meeting of the company, we will not need any public shares in addition to our founder shares and private units to be voted in favor of an initial business combination in order to approve an initial business combination. However, if our initial business combination is structured as a statutory merger or consolidation with another company under Cayman Islands law, in addition to obtaining approval of our initial business combination by ordinary resolution, the approval of the statutory merger or consolidation will require a special resolution under Cayman Islands law, which pursuant to Cayman Islands law and our amended and restated memorandum and articles of association requires the affirmative vote of at least two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the company. These quorum and voting thresholds, and the voting agreements of our initial shareholder, may make it more likely that we will consummate our initial business combination.

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Each public shareholder may elect to redeem their public shares irrespective of whether they vote for or against the proposed transaction, or whether they do not vote or abstain from voting on the proposed transaction, or whether they were a public shareholder on the record date for the general meeting held to approve the proposed transaction.

If a shareholder vote is not required and we do not decide to hold a shareholder vote for business or other legal reasons, we will:

●	conduct the redemptions pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, which regulate issuer tender offers, and

●	file tender offer documents with the SEC prior to completing our initial business combination which contain substantially the same financial and other information about our initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies.

In the event we conduct redemptions pursuant to the tender offer rules, our offer to redeem will remain open for at least 20 business days, in accordance with Rule 14e-1(a) under the Exchange Act, and we will not be permitted to complete our initial business combination until the expiration of the tender offer period. In addition, the tender offer will be conditioned on public shareholders not tendering more than the number of shares we are permitted to redeem. If public shareholders tender more shares than we have offered to purchase, we will withdraw the tender offer and not complete such initial business combination.

Upon the public announcement of our initial business combination, if we elect to conduct redemptions pursuant to the tender offer rules, we or our sponsor will terminate any plan established in accordance with Rule 10b5-1 to purchase our Class A ordinary shares in the open market, in order to comply with Rule 14e-5 under the Exchange Act.

We intend to require our public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to, at the holder’s option, either deliver their share certificates to our transfer agent or deliver their shares to our transfer agent electronically using the Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) system, prior to the date set forth in the proxy materials or tender offer documents, as applicable. In the case of proxy materials, this date may be up to two business days prior to the scheduled vote on the proposal to approve the initial business combination. In addition, if we conduct redemptions in connection with a shareholder vote, we intend to require a public shareholder seeking redemption of its public shares to also submit a written request for redemption to our transfer agent two business days prior to the scheduled vote in which the name of the beneficial owner of such shares is included. The proxy materials or tender offer documents, as applicable, that we will furnish to holders of our public shares in connection with the closing of our initial business combination will indicate whether we are requiring public shareholders to satisfy such delivery requirements. We believe that this will allow our transfer agent to efficiently process any redemptions without the need for further communication or action from the redeeming public shareholders, which could delay redemptions and result in additional administrative cost. If the proposed initial business combination is not approved and we continue to search for a target company, we will promptly return any certificates or shares delivered by public shareholders who elected to redeem their shares.

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Our proposed initial business combination may impose a minimum cash requirement for (i) cash consideration to be paid to the target or its owners, (ii) cash for working capital or other general corporate purposes or (iii) the retention of cash to satisfy other conditions. In the event the aggregate cash consideration we would be required to pay for all Class A ordinary shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed initial business combination exceed the aggregate amount of cash available to us, we will not complete the initial business combination or redeem any shares, and all Class A ordinary shares submitted for redemption will be returned to the holders thereof. We may, however, raise funds through the issuance of equity-linked securities or through loans, advances or other indebtedness in connection with the closing of our initial business combination, including pursuant to forward purchase agreements or backstop arrangements we may enter into following consummation of this offering, in order to, among other reasons, satisfy such net tangible assets or minimum cash requirements.

Limitation on redemption rights of shareholders holding 15% or more of the shares sold in this offering if we hold shareholder vote:	Notwithstanding the foregoing redemption rights, if we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with the closing of our initial business combination pursuant to the tender offer rules, our amended and restated memorandum and articles of association will provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares sold in this offering, without our prior consent.

We believe the restriction described above will discourage shareholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to redeem their shares as a means to force us or our management to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a public shareholder holding more than an aggregate of 15% of the shares sold in this offering could threaten to exercise its redemption rights against a business combination if such holder’s shares are not purchased by us, our sponsor or our management at a premium to the then-current market price or on other undesirable terms. By limiting our public shareholders’ ability to redeem to no more than 15% of the shares sold in this offering, we believe we will limit the ability of a small group of shareholders to unreasonably attempt to block our ability to complete our initial business combination, particularly in connection with a business combination with a target that requires as a closing condition that we have a minimum net worth or a certain amount of cash. However, we would not be restricting our shareholders’ ability to vote all of their shares (including all shares held by those shareholders that hold more than 15% of the shares sold in this offering) for or against our initial business combination.

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Release of funds in trust account on closing of our initial business Combination:	On the completion of our initial business combination, the funds held in the trust account will be used to pay amounts due to any public shareholders who exercise their redemption rights as described above under “Redemption rights for public shareholders upon completion of our initial business combination,” to pay all or a portion of the consideration payable to the target or owners of the target of our initial business combination and to pay other expenses associated with our initial business combination. If our initial business combination is paid for using equity or debt securities, or not all of the funds released from the trust account are used for payment of the consideration in connection with the closing of our initial business combination, we may apply the balance of the cash released to us from the trust account for general corporate purposes, including for maintenance or expansion of operations of post-transaction businesses, the payment of principal or interest due on indebtedness incurred in completing our initial business combination, to fund the purchase of other companies or for working capital or other purposes.

Redemption of public shares and distribution and liquidation if no initial business combination:

Our amended and restated memorandum and articles of association will provide that we will have only the duration of the completion window to complete our initial business combination. If we are unable to complete our initial business combination within such time period, we will, (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter (and subject to lawfully available funds therefor), redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (which interest shall be net of taxes payable, if any, and less up to $250,000 of interest to pay liquidation and dissolution expenses), divided by the number of then outstanding public shares, which redemption will constitute full and complete payment for the public shares and completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating or other distributions, if any), subject to applicable law, and (iii) as promptly as possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our rights, which will expire worthless if we fail to complete our initial business combination within the completion window.

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Our initial shareholder has entered into a letter agreement with us, pursuant to which they have waived their rights to liquidating distributions from the trust account with respect to their founder shares held by them if we fail to complete our initial business combination within the completion window, although they will be entitled to liquidating distributions from assets outside the trust account.

However, if our initial shareholder or management team acquire public shares in or after this offering, they will be entitled to liquidating distributions from the trust account and to liquidating distributions from assets outside the trust account with respect to such public shares if we fail to complete our initial business combination within the completion window.

Our sponsor, executive officers and directors have agreed, pursuant to a letter agreement, that they will not propose any amendment to our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within the completion window or (B) with respect to any other material provisions relating to (x) the rights of holders of our Class A ordinary shares or (y) pre-initial business combination activity, unless we provide our public shareholders with the opportunity to redeem their Class A ordinary shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (which interest shall be net of taxes payable), divided by the number of then outstanding public shares, subject to the limitations described above under “Limitations on redemptions.” For example, our board of directors may propose such an amendment if it determines that additional time is necessary to complete our initial business combination.

In such event, we will conduct a proxy solicitation and distribute proxy materials pursuant to Regulation 14A of the Exchange Act seeking shareholder approval of such proposal, and in connection therewith, provide our public shareholders with the redemption rights described above upon shareholder approval of such amendment.

Redemption rights for public shareholders upon amendment of our amended and restated memorandum and articles of association:	If we seek to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with the closing of our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within the completion window or (B) with respect to any other material provisions relating to (x) the rights of holders of our Class A ordinary shares or (y) pre-initial business combination activity, we will provide our public shareholders with the opportunity to redeem all or a portion of their Class A ordinary shares (up to an aggregate of 15% of the shares sold in this offering, as described in more detail in this prospectus) upon the approval of such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (which interest shall be net of taxes payable), divided by the number of then outstanding public shares, subject to the limitations and on the conditions described herein.

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Limited payments to insiders:

There will be no finder’s fees, reimbursement, consulting fee, monies in respect of any payment of a loan or other compensation paid by us to our sponsor, officers or directors, or any affiliate of our sponsor, officers or directors prior to, or in connection with any services rendered in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is) without shareholder approval. However, the following payments will be made to our sponsor, officers or directors, or our or their affiliates, and, if made prior to our initial business combination will be made from funds held outside the trust account:

●	repayment of up to an aggregate of $500,000 in loans made to us by our sponsor to cover offering-related and organizational expenses;

●	reimbursement for any out-of-pocket expenses related to identifying, investigating, negotiating and completing an initial business combination;

●	payment to our sponsor of $15,000 per month from the closing of this offering, for office space, secretarial and administrative services provided to members of our management team, until the closing of our initial business combination or our liquidation;

●	repayment of loans which may be made by our sponsor or an affiliate of our sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. Up to $1,500,000 of such loans may be convertible into private units at a price of $10.00 per unit, at the option of the lender. The units would be identical to the private units, including as to exercisability and exercise price. Except for the foregoing, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans; and

●	transfer or reallocation of founder shares or private units held by the sponsor to officers, directors, members of the sponsor or their respective affiliates, to be disclosed upon such transfers.

Notwithstanding the foregoing, any such limits shall not apply to payments made by us following the closing of our initial business combination pursuant to the terms of a business combination agreement approved by our shareholders.

Audit Committee:	We will establish and maintain an audit committee. Among its responsibilities, the audit committee will review on a quarterly basis all payments that were made to our sponsor, officers or directors, or our or their affiliates and monitor compliance with the other terms relating to this offering. If any noncompliance is identified, then the audit committee will be charged with the responsibility to promptly take all action necessary to rectify such noncompliance or otherwise to cause compliance with the terms of this offering. For more information, see the section entitled “Management — Committees of the Board of Directors — Audit Committee.”

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Conflicts of interest:

Each of our officers and directors presently has, and any of them in the future may have additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such opportunity to such entity, subject to their fiduciary duties under Cayman Islands law. In addition, our Chief Executive Officer is a managing member of the managing member of our sponsor. We do not believe, however, that the fiduciary duties or contractual obligations of our officers or directors will materially affect our ability to complete our business combination.

Our amended and restated memorandum and articles of association will provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer, among other persons, shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us, and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which: (a) may be a corporate opportunity for any director or officer, on the one hand, and us, on the other, or (b) the presentation of which would breach an existing legal obligation of a director or officer to any other entity. The purpose for the surrender of corporate opportunities is to allow officers, directors or other representatives with multiple business affiliations to continue to serve as an officer of our company or on our board of directors. Our officers and directors may from time to time be presented with opportunities that could benefit both another business affiliation and us. In the absence of the “corporate opportunity” waiver in our amended and restated memorandum and articles of association, certain candidates would not be able to serve as an officer or director. We believe we substantially benefit from having representatives who bring significant, relevant and valuable experience to our management, and, as a result, the inclusion of the “corporate opportunity” waiver in our amended and restated memorandum and articles of association will provide us with greater flexibility to attract and retain the officers and directors that we feel are the best candidates. We do not believe, however, that the fiduciary duties or contractual obligations of our officers or directors will materially affect our ability to complete our initial business.

In addition, our sponsor and our officers and directors may sponsor or form other special purpose acquisition companies similar to ours or may pursue other business or investment ventures during the period in which we are seeking an initial business combination. Any such companies, businesses or investments may present additional conflicts of interest in pursuing an initial business combination. Notwithstanding the foregoing, such officers and directors will continue to have a pre-existing fiduciary obligation to us and we will, therefore, have priority over any special purpose acquisition companies they subsequently join. In addition, because we may consummate a business combination with a target in a broad array of industries, we do not believe that any such potential conflicts would materially affect our ability to complete our initial business combination.

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Our sponsor paid a nominal aggregate purchase price of $25,000 for the founder shares, or approximately $0.004 per share. Accordingly, ClearThink 1 Sponsor Manager LLC, the managers of which are William Brock, our Chief Executive Officer, and Ari Brown, a Managing Director at ClearThink Capital, control the management of our sponsor, including the exercise of voting and investment discretion over the securities of our company held by our sponsor and may be more willing to pursue a business combination with a riskier or less-established target business than would be the case if our sponsor had paid the same per share price for the founder shares as our public shareholders paid for their public shares.

As described above, certain members of our management team will receive compensation upon consummation of our initial business combination, and accordingly, they may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination as such compensation will not be received unless we consummate such business combination.

In the event our sponsor or members of our management team provide loans to us to finance transaction costs and/or incur expenses on our behalf in connection with an initial business combination, such persons may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination as such loans may not be repaid and/or such expenses may not be reimbursed unless we consummate such business combination.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with our sponsor, officers or directors. In the event we seek to complete our initial business combination with such a company, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm or another independent firm that commonly renders valuation opinions or from an independent accounting firm, that such an initial business combination is fair to our company from a financial point of view.

Indemnity:	Our sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us (except for the company’s independent auditors), or a prospective target business with which we have entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the trust account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the trust account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. However, we have not asked our sponsor to reserve for such indemnification obligations, nor have we independently verified whether our sponsor has sufficient funds to satisfy its indemnity obligations and believe that our sponsor’s only assets are securities of our company. Therefore, we cannot assure you that our sponsor would be able to satisfy those obligations. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target business.

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Summary of Risk Factors

We are a recently incorporated blank check company that has conducted no operations and has generated no revenues to date. Until we complete our initial business combination, we will have no operations and will generate no operating revenues. In making your decision whether to invest in our securities, you should take into account not only the background of our management team, but also the special risks we face as a blank check company. This offering is not being conducted in compliance with Rule 419 promulgated under the Securities Act. Accordingly, you will not be entitled to protections normally afforded to investors in Rule 419 blank check offerings. For additional information concerning how Rule 419 blank check offerings differ from this offering, please see “Proposed Business — Comparison of This Offering to Those of Blank Check Companies Subject to Rule 419.” You should carefully consider these and the other risks set forth in the section entitled “Risk Factors” in this prospectus.

An investment in our securities involves a high degree of risk. The occurrence of one or more of the events or circumstances described in the section titled “Risk Factors,” alone or in combination with other events or circumstances, may materially adversely affect our business, financial condition and operating results. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. Such risks include, but are not limited to:

●	We are a blank check company with no operating history and no revenues, and you have no basis on which to evaluate our ability to achieve our business objective.

●	Our public shareholders may not be afforded an opportunity to vote on our proposed initial business combination, and even if we hold a vote, holder(s) of our founder shares will participate in such vote, which means we may complete our initial business combination even though a majority of our public shareholders do not support such a combination.

●	Your only opportunity to effect your investment decision regarding a potential business combination may be limited to the exercise of your right to redeem your shares from us for cash.

●	If we seek shareholder approval of our initial business combination, our initial shareholder and management team have agreed to vote in favor of such initial business combination, regardless of how our public shareholders vote.

●	The ability of our public shareholders to redeem their shares for cash may make our financial condition unattractive to potential business combination targets, which may make it difficult for us to enter into a business combination with a target.

●	The ability of our public shareholders to exercise redemption rights with respect to a large number of our shares may not allow us to complete the most desirable business combination or optimize our capital structure, and may substantially dilute your investment in us.

●	We may not be able to complete our initial business combination within the completion window, in which case we would cease all operations except for the purpose of winding up and we would redeem our public shares and, subject to the approval of our remaining shareholders and our directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claim of creditors and the requirements of other applicable law.

●	The requirement that we complete our initial business combination within the completion window may give potential target businesses leverage over us in negotiating a business combination and may limit the time we have in which to conduct due diligence on potential business combination targets, in particular as we approach our dissolution deadline, which could undermine our ability to complete our initial business combination on terms that would produce value for our shareholders.

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●	Our search for a business combination, and any target business with which we ultimately consummate a business combination, may be materially adversely affected by events that are outside of our control, such as increased geopolitical unrest, pandemic outbreaks (such as COVID-19), and volatility in the debt and equity markets.

●	If we seek shareholder approval of our initial business combination, our sponsor, initial shareholders, directors, executive officers, advisors, and their affiliates may elect to purchase shares or public rights from public shareholders, which may influence a vote on a proposed business combination and reduce the public “float” of our securities.

●	If a shareholder fails to receive notice of our offer to redeem our public shares in connection with the closing of our initial business combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

●	If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete our initial business combination or force us to abandon our efforts to complete an initial business combination.

●	Our officers and directors will allocate their time to other businesses thereby causing conflicts of interest in their determination as to how much time to devote to our affairs. This conflict of interest could have a negative impact on our ability to complete our initial business combination.

●	You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. Therefore, to liquidate your investment, you may be forced to sell your public shares or rights, potentially at a loss.

●	Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

●	The nominal purchase price paid by our sponsor for the founder shares may result in significant dilution to the implied value of your public shares upon the consummation of our initial business combination, and our sponsor is likely to make a substantial profit on its investment in us in the event we consummate an initial business combination, even if the business combination causes the trading price of our Class A ordinary shares to materially decline.

●	The value of the founder shares following completion of our initial business combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of our ordinary shares at such time is substantially less than $10.00 per share.

●	You will not be entitled to protections normally afforded to investors of many other blank check companies subject to Rule 419 of the Securities Act.

●	Because of our limited resources and the significant competition for business combination opportunities, it may be more difficult for us to complete our initial business combination. If we are unable to complete our initial business combination, our public shareholders may receive only their pro rata portion of the funds in the trust account that are available for distribution to public shareholders, and our rights will expire worthless.

●	If the net proceeds of this offering not being held in the trust account are insufficient to allow us to operate for at least the duration of the completion window, it could limit the amount of cash available to fund our search for a target business or businesses and complete our initial business combination, and we will depend on loans from our sponsor or management team to fund our search and to complete our initial business combination.

●	Past performance by our management team and their affiliates may not be indicative of future performance of an investment in us.

●	We may be a passive foreign investment company, or “PFIC,” which could result in adverse United States federal income tax consequences to U.S. investors.

●	We may reincorporate in or transfer by way of continuation to another jurisdiction in connection with the closing of our initial business combination and such reincorporation or transfer by way of continuation may result in taxes imposed on shareholders.

●	The 1% US federal excise tax on stock buybacks could be imposed on redemptions of our shares if we were to become a “covered corporation” in the future.

●	As the number of special purpose acquisition companies evaluating targets increases, attractive targets may become scarcer and there may be more competition for attractive targets. This could increase the cost of our initial business combination and could even result in our inability to find a target or to consummate an initial business combination.

●	Our initial business combination and our structure thereafter may not be tax-efficient to our shareholders and right holders. As a result of our business combination, our tax obligations may be more complex, burdensome and uncertain.

●	The other risk factors and uncertainties discussed in “Risk Factors” and elsewhere in this prospectus.

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SUMMARY FINANCIAL DATA

The following table summarizes the relevant financial data for our business and should be read with our financial statements, which are included in this prospectus. We have not had any significant operations to date, so only balance sheet data is presented.

	October 16, 2025
	Actual	As Adjusted
Balance Sheet Data:
Working capital (deficit) (1)	(94,380)	1,721,045
Total assets (2)	195,678	151,942,214
Total liabilities	183,464	221,169
Value of ordinary shares subject to possible redemption (3)	-	150,000,000
Shareholders’ equity (4)	12,214	1,721,045

(1)	The “as adjusted” calculation includes $1,930,000 held outside of trust, $12,214 of actual shareholders’ equity on October 16, 2025, less $221,169 of over-allotment liability.
(2)	The “as adjusted” calculation equals $150,000,000 of cash held in trust from the proceeds of this offering, $1,930,000 of cash held outside of trust for working capital, from the sale of the private units, plus $12,214 of actual shareholders’ equity on October 16, 2025.
(3)	Represents the 15,000,000 Class A ordinary shares at $10.00 per share sold in the offering.
(4)	Excludes 15,000,000 ordinary shares purchased in the offering which are subject to redemption in connection with the closing of our initial business combination. The “as adjusted” calculation equals the “as adjusted” total assets, less the “as adjusted” total liabilities, less the value of ordinary shares that may be converted in connection with the closing of our initial business combination ($10.00 per share).

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RISK FACTORS

An investment in our securities involves a high degree of risk. You should consider carefully all of the risks described below, together with the other information contained in this prospectus, before making a decision to invest in our units. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment.

Risks Relating to Our Search for, and Consummation of or Inability to Consummate, a Business Combination

Our shareholders may not be afforded an opportunity to vote on our proposed initial business combination, and even if we hold a vote, holder(s) of our founder shares will participate in such vote, which means we may complete our initial business combination even though a majority of our public shareholders do not support such a combination.

We may choose not to hold a shareholder vote to approve our initial business combination if the business combination would not require shareholder approval under applicable law or stock exchange listing requirement. Except for as required by applicable law or stock exchange requirement, the decision as to whether we will seek shareholder approval of a proposed business combination or will allow shareholders to sell their shares to us in a tender offer will be made by us, solely in our discretion, and will be based on a variety of factors, such as the timing of the transaction and whether the terms of the transaction would otherwise require us to seek shareholder approval. Even if we seek shareholder approval, the holder(s) of our founder shares will participate in the vote on such approval. Accordingly, we may complete our initial business combination even if a majority of our public shareholders do not approve of the business combination we complete. Please see the section entitled “Proposed Business-Shareholders May Not Have the Ability to Approve Our Initial Business Combination” for additional information.

Our sponsor has the ability to remove itself as the Company’s sponsor or to substantially reduce its interests in the Company before identifying a business combination, which may result in change in the strategy and focus of our Company in pursuing a business combination.

Our sponsor may surrender or forfeit, transfer or exchange our founder shares, private units or any of our other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. In addition, the members of our sponsor could, with the permission of the sponsor’s shareholders, transfer their shares in the sponsor, thereby transferring control of our sponsor to a third party. Through the forgoing means, our sponsor may remove itself as the Company’s sponsor, substantially reduce its interests in the Company, or have its control transferred to a third party before we identify a business combination. Any such reduction of the interests of our sponsor in the securities of the Company or transfer of sponsor shareholdings may lead to the sponsor’s shareholder no longer having voting power and control over the affairs of the Company in pursuing a business combination. This could also result in a change to our management team, acquisition strategy and criteria and our industry focus without shareholders having the ability to consider the merits of a change in the management team. Further, any replacement sponsor may not successfully identify a business combination target.

If we seek shareholder approval of our initial business combination, our initial shareholder and management team have agreed to vote in favor of such initial business combination, regardless of how our public shareholders vote.

Our initial shareholder will own approximately 25% of our outstanding ordinary shares immediately following the completion of this offering (not taking into account the private shares). Our initial shareholder and management team also may from time-to-time purchase Class A ordinary shares prior to our initial business combination. Our amended and restated memorandum and articles of association provides that, if we seek shareholder approval of an initial business combination, such initial business combination will be approved if we receive an ordinary resolution under Cayman Islands law and our amended and restated memorandum and articles of association, which requires the affirmative vote of at least a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the company. As a result, assuming that only the holders of one-third of our issued and outstanding ordinary shares, representing a quorum under our amended and restated memorandum and articles of association, vote their ordinary shares at a general meeting of the company, we will not need any public shares in addition to our founder shares to be voted in favor of an initial business combination in order to approve an initial business combination. However, if our initial business combination is structured as a statutory merger or consolidation with another company under Cayman Islands law, in addition to obtaining approval of our initial business combination by ordinary resolution, the approval of the statutory merger or consolidation will require a special resolution under Cayman Islands law, which requires the affirmative vote of at least two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the company. Accordingly, if we seek shareholder approval of our initial business combination, the agreement by our initial shareholder and management team to vote in favor of our initial business combination will increase the likelihood that we will receive the requisite shareholder approval for such initial business combination.

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Your only opportunity to effect your investment decision regarding a potential business combination may be limited to the exercise of your right to redeem your shares from us for cash.

At the time of your investment in us, you will not be provided with an opportunity to evaluate the specific merits or risks of our initial business combination. Since our board of directors may complete a business combination without seeking shareholder approval, public shareholders may not have the right or opportunity to vote on the business combination, unless we seek such shareholder vote. Accordingly, your only opportunity to effect your investment decision regarding our initial business combination may be limited to exercising your redemption rights within the period of time (which will be at least 20 business days) set forth in our tender offer documents mailed to our public shareholders in which we describe our initial business combination.

The ability of our public shareholders to redeem their shares for cash may make our financial condition unattractive to potential business combination targets, which may make it difficult for us to enter into a business combination with a target.

We may seek to enter into a business combination transaction agreement with minimum cash requirement for (i) cash consideration to be paid to the target or its owners, (ii) cash for working capital or other general corporate purposes or (iii) the retention of cash to satisfy other conditions. If too many public shareholders exercise their redemption rights, we would not be able to meet such closing condition and, as a result, would not be able to proceed with the business combination.

Consequently, if accepting all properly submitted redemption requests would not allow us to satisfy a closing condition as described above, we would not proceed with such redemption and the related business combination and may instead search for an alternate business combination. Prospective targets will be aware of these risks and, thus, may be reluctant to enter into a business combination transaction with us.

The ability of our public shareholders to exercise redemption rights with respect to a large number of our shares may not allow us to complete the most desirable business combination or optimize our capital structure, and may substantially dilute your investment in us.

At the time we enter into an agreement for our initial business combination, we will not know how many shareholders may exercise their redemption rights, and therefore will need to structure the transaction based on our expectations as to the number of shares that will be submitted for redemption. If our initial business combination agreement requires us to use a portion of the cash in the trust account to pay the purchase price, or requires us to have a minimum amount of cash at closing, we will need to reserve a portion of the cash in the trust account to meet such requirements, or arrange for third party financing. In addition, if a larger number of shares is submitted for redemption than we initially expected, we may need to restructure the transaction to reserve a greater portion of the cash in the trust account or arrange for third party financing. Raising additional third-party financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels. The above considerations may limit our ability to complete the most desirable business combination available to us or optimize our capital structure. As a result, our obligations to redeem public shares for which redemption is requested may not allow us to complete the most desirable business combination or optimize our capital structure.

In addition, raising additional third-party financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels. The considerations above may limit our ability to complete the most desirable business combination available to us or optimize our capital structure and may result in substantial dilution from your purchase of our Class A ordinary shares. The effect of this dilution will be greater for shareholders who do not redeem. We may not be able to generate sufficient value from the completion of our initial business combination in order to overcome the dilutive impact of these and other factors, and, accordingly, you may incur a net loss on your investment. Please see “— Risks Relating to the Post-Business Combination Company — The nominal purchase price paid by our sponsor for the founder shares may result in significant dilution to the implied value of your public shares upon the consummation of our initial business combination, and our sponsor is likely to make a substantial profit on its investment in us in the event we consummate an initial business combination, even if the business combination causes the trading price of our Class A ordinary shares to materially decline.”

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The ability of our public shareholders to exercise redemption rights with respect to a large number of our shares could increase the probability that our initial business combination would be unsuccessful and that you would have to wait for liquidation in order to redeem your shares.

If our initial business combination agreement requires us to use a portion of the cash in the trust account to pay the purchase price, or requires us to have a minimum amount of cash at closing, the probability that our initial business combination would be unsuccessful is increased. If our initial business combination is unsuccessful, you would not receive your pro rata portion of the funds in the trust account until we liquidate the trust account. If you are in need of immediate liquidity, you could attempt to sell your shares in the open market; however, at such time our shares may trade at a discount to the pro rata amount per share in the trust account. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with your exercise of redemption rights until we liquidate or you are able to sell your shares in the open market.

The requirement that we complete our initial business combination within the completion window may give potential target businesses leverage over us in negotiating a business combination and may limit the time we have in which to conduct due diligence on potential business combination targets, in particular as we approach our dissolution deadline, which could undermine our ability to complete our initial business combination on terms that would produce value for our shareholders.

Any potential target business with which we enter into negotiations concerning a business combination will be aware that we must complete our initial business combination within the completion window. Consequently, such target business may obtain leverage over us in negotiating a business combination, knowing that if we do not complete our initial business combination with that particular target business, we may be unable to complete our initial business combination with any target business. This risk will increase as we get closer to the timeframe described above. In addition, we may have limited time to conduct due diligence and may enter into our initial business combination on terms that we would have rejected upon a more comprehensive investigation. The length of time it may take us to complete our diligence and negotiate a business combination may reduce the amount of time available for us to ultimately complete an initial business combination should such diligence or negotiations not lead to a consummated initial business combination.

Our search for a business combination, and any target business with which we ultimately consummate a business combination, may be materially adversely affected by events that are outside of our control, such as increased geopolitical unrest, pandemic outbreaks (such as COVID-19), and volatility in the debt and equity markets.

Our ability to find a potential target business and the business of any potential business with which we may consummate a business combination could be materially and adversely affected by events that are outside of our control. For example, geopolitical unrest (such as the ongoing military conflict between Russia and Ukraine and the military conflict in Israel and Gaza), including war, terrorist activity and acts of civil or international hostility are increasing. In particular, although the length, impact and outcome of the ongoing military conflict in Ukraine and the recent armed conflict between Israel and Hamas is highly unpredictable, these conflicts could lead to significant market and other disruptions, including significant volatility in commodity prices and supply of energy resources, instability in financial markets, supply chain interruptions, political and social instability, changes in consumer or purchaser preferences as well as increase in cyberattacks and espionage.

Similarly other events outside of our control, including natural disasters, climate-related events pandemic or heal crises (such as the COVID-19 pandemic) may arise from time to time, any such events may cause significant volatility and declines in the global markets, disproportionate impacts to certain industries or sectors, disruptions to commerce (including to economic activity, travel and supply chain), loss of life and property damage, and may adversely affect the global economy or capital markets, and the business of any potential target business with which we may consummate a business combination and could be materially adversely affected. In addition, our ability to consummate a transaction may be dependent on the ability to raise equity and debt financing which may be impacted by these and other events, including as a result of increased market volatility, decreased market liquidity in third-party financing being unavailable on terms acceptable or at all.

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We may not be able to complete our initial business combination within the completion window, in which case we would cease all operations except for the purpose of winding up and we would redeem our public shares and, subject to the approval of our remaining shareholders and our directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claim of creditors and the requirements of other applicable law.

We may not be able to find a suitable target business and complete our initial business combination within the completion window. Our ability to complete our initial business combination may be negatively impacted by general market conditions, volatility in the capital and debt markets and the other risks described herein. If we have not completed our initial business combination within such time period, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter (and subject to lawfully available funds therefor), redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (which interest shall be net of taxes payable and less up to $250,000 of interest to pay liquidation and dissolution expenses), divided by the number of then outstanding public shares, which redemption will constitute full and complete payment and completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions or other distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such case, our public shareholders may only receive $10.00 per share, or possibly less, and our rights will expire without value to the holder. In certain circumstances, our public shareholders may receive less than $10.00 per share on the redemption of their shares.

We may decide not to seek to extend the term we have to consummate our initial business combination, in which case we would redeem our public shares, and the rights may be worthless.

We have until the end of the completion window to consummate our initial business combination. If we anticipate that we may be unable to consummate our initial business combination within such period and we wish to further extend the date by which we must consummate our initial business combination, we may seek shareholder approval to amend our amended and restated memorandum and articles of association to extend the date by which we must consummate our initial business combination, provided we deposit an additional $0.033 per share, or such lesser amount as shall be acceptable to the non-redeeming public holders, for each month in the trust account. However, we may decide not to seek to extend the date by which we must consummate our initial business combination. If we do not seek to extend the date by which we must consummate our initial business combination, and we are unable to consummate our initial business combination within the applicable time period, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter (and subject to lawfully available funds therefor), redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (which interest shall be net of taxes payable and less up to $250,000 of interest to pay liquidation and dissolution expenses), divided by the number of then outstanding public shares, which redemption will constitute full and complete payment and completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions or other distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the rights may be worthless.

If we seek shareholder approval of our initial business combination, our sponsor, initial shareholder, directors, executive officers, advisors and their affiliates may elect to purchase shares or public rights from public shareholders, which may influence a vote on a proposed business combination and reduce the public “float” of our securities.

If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with the closing of our initial business combination pursuant to the tender offer rules, our sponsor, initial shareholder, directors, executive officers, advisors or their affiliates may purchase public shares or rights in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination, although they are under no obligation to do so. Any such price per share may be different than the amount per share a public shareholder would receive if it elected to redeem its shares in connection with the closing of our initial business combination. Such a purchase may include a contractual acknowledgment that such shareholder, although still the record holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.

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In the event that our sponsor, initial shareholder, directors, executive officers, advisors or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. It is intended that, if Rule 10b-18 would apply to purchases by sponsor, initial shareholder, directors, officers, advisors and their affiliates, then such purchases will comply with Rule 10b-18 under the Exchange Act, to the extent it applies, which provides a safe harbor for purchases made under certain conditions, including with respect to timing, pricing and volume of purchases.

Additionally, at any time at or prior to our initial business combination, subject to applicable securities laws (including with respect to material nonpublic information), our sponsor, initial shareholder, directors, officers, advisors and their affiliates may enter into transactions with investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of our initial business combination or not redeem their public shares. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the trust account will be used to purchase public shares or rights in such transactions.

The purpose of any such transactions could be to (i) reduce the number of public rights outstanding or (ii) satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our initial business combination, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of our business combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of our securities may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. Additionally, in the event our sponsor, initial shareholder, directors, officers, advisors and their affiliates were to purchase public shares or rights from public shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:

●	our registration statement/proxy statement filed for our business combination transaction would disclose the possibility that our sponsor, initial shareholder, directors, officers, advisors and their affiliates may purchase public shares or rights from public shareholders outside the redemption process, along with the purpose of such purchases;

●	if our sponsor, initial shareholder, directors, officers, advisors and their affiliates were to purchase public shares or rights from public shareholders, they would do so at a price no higher than the price offered through our redemption process;

●	our registration statement/proxy statement filed for our business combination transaction would include a representation that any of our securities purchased by our sponsor, initial shareholder, directors, officers, advisors and their affiliates would not be voted in favor of approving the business combination transaction;

●	our sponsor, initial shareholder, directors, officers, advisors and their affiliates would not possess any redemption rights with respect to our securities or, if they do acquire and possess redemption rights, they would waive such rights;

●	we would disclose in a Form 8-K, before our security holder meeting to approve the business combination transaction, the following material items;

●	the amount of our securities purchased outside of the redemption offer by our sponsor, initial shareholder, directors, officers, advisors and their affiliates, along with the purchase price;

●	the purpose of the purchases by our sponsor, initial shareholder, directors, officers, advisors and their affiliates;

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●	the impact, if any, of the purchases by our sponsor, initial shareholder, directors, officers, advisors and their affiliates on the likelihood that the business combination transaction will be approved;

●	the identities of our security holders who sold to our sponsor, initial shareholder, directors, officers, advisors and their affiliates (if not purchased on the open market) or the nature of our security holders (e.g., 5% security holders) who sold to our sponsor, initial shareholder, directors, officers, advisors and their affiliates; and

●	the number of our securities for which we have received redemption requests pursuant to our redemption offer.

Please see “Proposed Business — Permitted Purchases of Our Securities” for a description of how such persons will determine from which shareholders to seek to acquire securities.

If a shareholder fails to receive notice of our offer to redeem our public shares in connection with the closing of our initial business combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

We will comply with the proxy rules or tender offer rules, as applicable, when conducting redemptions in connection with the closing of our initial business combination. Despite our compliance with these rules, if a shareholder fails to receive our proxy materials or tender offer documents, as applicable, such shareholder may not become aware of the opportunity to redeem its shares. In addition, proxy materials or tender offer documents, as applicable, that we will furnish to holders of our public shares in connection with the closing of our initial business combination will describe the various procedures that must be complied with in order to validly tender or submit public shares for redemption. For example, we intend to require our public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to, at the holder’s option, either deliver their share certificates to our transfer agent, or to deliver their shares to our transfer agent electronically prior to the date set forth in the proxy materials or tender offer documents, as applicable. In the case of proxy materials, this date may be up to two business days prior to the scheduled vote on the proposal to approve the initial business combination. In addition, if we conduct redemptions in connection with a shareholder vote, we intend to require a public shareholder seeking redemption of its public shares to also submit a written request for redemption to our transfer agent two business days prior to the scheduled vote in which the name of the beneficial owner of such shares is included. In the event that a shareholder fails to comply with these or any other procedures disclosed in the proxy or tender offer materials, as applicable, its shares may not be redeemed. See the section of this prospectus entitled “Proposed Business — Manner of Conducting Redemptions.”

You will not be entitled to protections normally afforded to investors of other blank check companies subject to Rule 419 of the Securities Act.

Since the net proceeds of this offering and the sale of the private units are intended to be used to complete one or more initial business combinations with a target business or businesses that has not been selected, we may be deemed to be a “blank check” company under the United States securities laws. However, because we will have net tangible assets in excess of $5,000,000 upon the completion of this offering and the sale of the private units and will file a Current Report on Form 8-K, including an audited balance sheet demonstrating this fact, we are exempt from rules promulgated by the SEC to protect investors in blank check companies, such as Rule 419. Accordingly, investors will not be afforded the benefits or protections of those rules. Among other things, this means our units will be immediately tradable and we will have a longer period of time to complete our respective initial business combinations than do companies subject to Rule 419.

Moreover, if this offering were subject to Rule 419, that rule would prohibit the release of any interest earned on funds held in the trust account to us unless and until the funds in the trust account were released to us in connection with our completion of an initial business combination. For a more detailed comparison of our offering to offerings that comply with Rule 419, please see “Proposed Business — Comparison of This Offering to Those of Blank Check Companies Subject to Rule 419.”

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If we seek shareholder approval of our initial business combination and we do not conduct redemptions pursuant to the tender offer rules, and if you or a “group” of shareholders are deemed to hold in excess of 15% of our Class A ordinary shares, you may lose the ability to redeem all such shares in excess of 15% of our Class A ordinary shares.

If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with the closing of our initial business combination pursuant to the tender offer rules, our amended and restated memorandum and articles of association will provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the shares sold in this offering without our prior consent, which we refer to as the “Excess Shares.” However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination.

Your inability to redeem the Excess Shares will reduce your influence over our ability to complete our initial business combination and you could suffer a material loss on your investment in us if you sell Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the Excess Shares if we complete our initial business combination. And as a result, you will continue to hold that number of shares exceeding 15% and, in order to dispose of such shares, would be required to sell your shares in open market transactions, potentially at a loss.

Because of our limited resources and the significant competition for business combination opportunities, it may be more difficult for us to complete our initial business combination. If we are unable to complete our initial business combination, our public shareholders may receive only their pro rata portion of the funds in the trust account that are available for distribution to public shareholders, and our rights will expire worthless.

We expect to encounter competition from other entities having a business objective similar to ours, including private investors (which may be individuals or investment partnerships), other blank check companies and other entities, domestic and international, competing for the types of businesses we intend to acquire. Many of these individuals and entities are well-established and have extensive experience in identifying and effecting, directly or indirectly, acquisitions of companies operating in or providing services to various industries. Many of these competitors possess similar or greater technical, human and other resources to ours or more local industry knowledge than we do and our financial resources will be relatively limited when contrasted with those of many of these competitors. While we believe there are numerous target businesses we could potentially acquire with the net proceeds of this offering and the sale of the private units, our ability to compete with respect to the acquisition of certain target businesses that are sizable will be limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target businesses. Furthermore, we are obligated to offer holders of our public shares the right to redeem their shares for cash at the time of our initial business combination in conjunction with a shareholder vote or via a tender offer. Target companies will be aware that this may reduce the resources available to us for our initial business combination. Any of these obligations may place us at a competitive disadvantage in successfully negotiating a business combination. If we are unable to complete our initial business combination, our public shareholders may receive only their pro rata portion of the funds in the trust account that are available for distribution to public shareholders, and our rights will expire worthless.

As the number of special purpose acquisition companies evaluating targets increases, attractive targets may become scarcer and there may be more competition for attractive targets. This could increase the cost of our initial business combination and could even result in our inability to find a target or to consummate an initial business combination.

In recent years, the number of special purpose acquisition companies that have been formed has increased substantially. Many potential targets for special purpose acquisition companies have already entered into an initial business combination, and there are still many special purpose acquisition companies preparing for an initial public offering, as well as many such companies currently in registration. As a result, at times, fewer attractive targets may be available to consummate an initial business combination.

In addition, because there are more special purpose acquisition companies seeking to enter into an initial business combination with available targets, the competition for available targets with attractive fundamentals or business models may increase, which could cause targets companies to demand improved financial terms. Attractive deals could also become scarcer for other reasons, such as economic or industry sector downturns, geopolitical tensions, or increases in the cost of additional capital needed to close business combinations or operate targets post-business combination. This could increase the cost of, delay or otherwise complicate or frustrate our ability to find and consummate an initial business combination, and may result in our inability to consummate an initial business combination on terms favorable to our investors altogether.

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If the net proceeds of this offering not being held in the trust account are insufficient to allow us to operate for at least the duration of the completion window, it could limit the amount of cash available to fund our search for a target business or businesses and complete our initial business combination, and we will depend on loans from our sponsor or management team to fund our search and to complete our initial business combination.

Of the net proceeds of this offering and the sale of the private units, only $1,930,000 (or $1,817,500 if the over-allotment option is exercised in full) will be available to us initially outside the trust account to fund our working capital requirements. We believe that, upon closing of this offering, the funds available to us outside of the trust account will be sufficient to allow us to operate for at least the duration of the completion window; however, we cannot assure you that our estimate is accurate. Of the funds available to us, we could use a portion of the funds available to us to pay fees to consultants to assist us with our search for a target business. We could also use a portion of the funds as a down payment or to fund a “no-shop” provision (a provision in letters of intent or merger agreements designed to keep target businesses from “shopping” around for transactions with other companies or investors on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into a letter of intent or merger agreement where we paid for the right to receive exclusivity from a target business and were subsequently required to forfeit such funds (whether as a result of our breach or otherwise), we might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business.

In the event that our offering expenses exceed our estimate of $820,000, we may fund such excess with funds not to be held in the trust account. In such case, the amount of funds we intend to be held outside the trust account would decrease by a corresponding amount. Conversely, in the event that the offering expenses are less than our estimate of $820,000, the amount of funds we intend to be held outside the trust account would increase by a corresponding amount. The amount held in the trust account will not be impacted as a result of such increase or decrease. If we are required to seek additional capital, we would need to borrow funds from our sponsor, management team or other third parties to operate or may be forced to liquidate. Neither our sponsor, members of our management team nor any of their affiliates is under any obligation to advance funds to us in such circumstances. Any such advances would be repaid only from funds held outside the trust account or from funds released to us upon completion of our initial business combination. Up to $1,500,000 of such loans may be convertible into private units at a price of $10.00 per unit, at the option of the lender. The units would be identical to the private units. Prior to the completion of our initial business combination, we do not expect to seek loans from parties other than our sponsor or an affiliate of our sponsor, as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to liquidate the trust account. Consequently, our public shareholders may only receive an estimated $10.00 per share, or possibly less, on our redemption of our public shares, and our rights will expire worthless.

If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share.

Our placing of funds in the trust account may not protect those funds from third party claims against us. Although we will seek to have all vendors, service providers (except for our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will consider whether competitive alternatives are reasonably available to us and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of the company under the circumstances. The underwriters of this offering as well as our registered independent public accounting firm will not execute agreements with us waiving such claims to the monies held in the trust account.

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Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of our public shares, if we are unable to complete our initial business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with the closing of our initial business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption.

Accordingly, the per-share redemption amount received by public shareholders could be less than the $10.00 per public share initially held in the trust account, due to claims of such creditors. Pursuant to the letter agreement the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part, our sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us (except for the company’s independent auditors), or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the trust account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, if less than $10.00 per public share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the trust account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. However, we have not asked our sponsor to reserve for such indemnification obligations, nor have we independently verified whether our sponsor has sufficient funds to satisfy its indemnity obligations and we believe that our sponsor’s only assets are securities of our company. Therefore, we cannot assure you that our sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the trust account, the funds available for our initial business combination and redemptions could be reduced to less than $10.00 per public share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Our directors may decide not to enforce the indemnification obligations of our sponsor, resulting in a reduction in the amount of funds in the trust account available for distribution to our public shareholders.

In the event that the proceeds in the trust account are reduced below the lesser of (i) $10.00 per share and the actual amount per public share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per public share due to reductions in the value of the trust assets, in each case less taxes payable, and our sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the trust account available for distribution to our public shareholders may be reduced below $10.00 per share.

If, after we distribute the proceeds in the trust account to our public shareholders, we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding up petition is filed against us that is not dismissed, a bankruptcy or insolvency court may seek to recover such proceeds, and the members of our board of directors may be viewed as having breached their fiduciary duties to our creditors, thereby exposing the members of our board of directors and us to claims of punitive damages.

If, after we distribute the proceeds in the trust account to our public shareholders, we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding up petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by our shareholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, by paying public shareholders from the trust account prior to addressing the claims of creditors, thereby exposing itself and us to claims of punitive damages.

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If, before distributing the proceeds in the trust account to our public shareholders, we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding up petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the trust account to our public shareholders, we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding up petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy or insolvency law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete our initial business combination or force us to abandon our efforts to complete an initial business combination.

If we are deemed to be an investment company under the Investment Company Act, our activities may be restricted, including:

●	restrictions on the nature of our investments; and

●	restrictions on the issuance of securities, each of which may make it difficult for us to complete our initial business combination. In addition, we may have imposed upon us burdensome requirements, including:

●	registration as an investment company;

●	adoption of a specific form of corporate structure; and

●	reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

In order not to be regulated as an investment company under the Investment Company Act, unless it can qualify for an exclusion, a company must ensure that it is engaged primarily in a business other than investing, reinvesting or trading of securities and that its activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

The SEC recently provided guidance that the determination of whether a special purpose acquisition company, like us, is an “investment company” under the Investment Company Act is a facts and circumstances determination requiring individualized analysis and depends on a variety of factors, including a SPAC’s duration, asset composition, business purpose and activities, and “is a question of facts and circumstances” requiring individualized analysis. When applying these factors to us we do not believe that our principal activities will subject us to the Investment Company Act. To this end, the Company was formed for the purpose of completing an initial business combination with one or more businesses. Our business will be focused on identifying and completing an initial business combination, and thereafter, operating the post-transaction business or assets for the long term. Further, we do not plan to buy businesses or assets with a view to resale or profit from their resale and we do not plan to buy unrelated businesses or assets or to be a passive investor. In addition, the proceeds held in the trust account will only be held as cash (including in interest bearing demand deposits) or invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Pursuant to the investment management trust agreement, the trustee will not be permitted to invest in other securities or assets. By restricting the investment of the proceeds in this manner, and by focusing our directors’ and officers’ time toward, and operating our business for the purpose of, acquiring and growing businesses for the long term (rather than buying and selling businesses in the manner of a merchant bank or private equity fund or investing in assets for the purpose of achieving investment returns on such assets), we intend to avoid being deemed an “investment company” within the meaning of the Investment Company Act. Further, investing in our securities is not intended for persons who are seeking a return on investments in government securities or investment securities. Instead, the trust account will be intended as a holding place for funds pending the earliest to occur of either: (i) the completion of our initial business combination; (ii) the redemption of any public shares properly submitted in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with the closing of our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within the completion window or (B) with respect to any other material provisions relating to (x) the rights of holders of our Class A ordinary shares or (y) pre-initial business combination activity; or (iii) absent an initial business combination within the completion window, our return of the funds held in the trust account to our public shareholders as part of our redemption of the public shares. If we do not invest the proceeds as described above, we may be deemed to be subject to the Investment Company Act. Notwithstanding that we have limited our activities as described above, we could nevertheless be considered to be operating as an unregistered investment company. If our facts and circumstances change over time, we will update our disclosure in future filings with the SEC to reflect how those changes impact the risk that we may be considered to be operating as an unregistered investment company.

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If we were deemed to be an investment company for purposes of the Investment Company Act, we would need to register as such under the Investment Company Act and compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and may hinder our ability to complete a business combination. We may also be forced to abandon our efforts to complete an initial business combination, and instead be required to liquidate the trust account and may be required to change our operations or wind down our operations. In which case, our investors would not be able to realize the benefits of owning shares in a successor operating business, including the potential appreciation in the value of our securities following such a transaction, and our rights would expire worthless.

If we were deemed to be an investment company for purposes of the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and may hinder our ability to complete a business combination. We may also be forced to abandon our efforts to complete an initial business combination and instead be required to liquidate the trust account. If we are required to liquidate the trust account, our investors would not be able to realize the benefits of owning shares in a successor operating business, including the potential appreciation in the value of our securities following such a transaction, and our rights would expire worthless. On the liquidation of our trust account, our public shareholders may receive only approximately $10.00, or less in certain circumstances, and our rights will expire worthless. Changes in laws or regulations or in how such laws or regulations are interpreted or applied, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to negotiate and complete our initial business combination, and results of operations.

We are subject to rules and regulations enacted by various national, regional and local governing bodies, including for example, the SEC, and to new and evolving regulatory measures under applicable law. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly and our efforts to comply with such new and evolving laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention, In addition, these changes could have a material adverse effect on our business, investments and results of operations.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. For example, on January 24, 2024, the SEC issued final rules and guidance relating to initial public offerings and business combination transactions of special purpose acquisition companies, like us, which, among other things, created new rules and guidance. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. A failure to comply with applicable laws or regulations and any subsequent changes, as interpreted and applied, could have a material adverse effect on our business, including our ability to negotiate and complete our initial business combination, and results of operations.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we are forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, thereby exposing themselves and our company to claims, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. We and our directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of our share premium account while we were unable to pay our debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable to a fine of approximately $15,000 Cayman Island dollars and to imprisonment for five years in the Cayman Islands.

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We may not hold an annual general meeting until after the consummation of our initial business combination, which could delay the opportunity for our shareholders to appoint directors.

In accordance with the Nasdaq’s corporate governance requirements, we are not required to hold an annual general meeting until no later than one year after our first fiscal year end following our listing on Nasdaq. As an exempted company, there is no requirement under the Companies Act for us to hold annual or extraordinary general meetings to appoint directors. Until we hold an annual general meeting, public shareholders may not be afforded the opportunity to appoint directors and to discuss company affairs with management. In addition, as holders of our Class A ordinary shares, our public shareholders will not have the right to vote on the appointment or removal of directors or continuing the company in a jurisdiction outside the Cayman Islands until after the consummation of our initial business combination.

Because we are neither limited to evaluating a target business in a particular industry sector nor have we selected any specific target businesses with which to pursue our initial business combination, you will be unable to ascertain the merits or risks of any particular target business’s operations.

Although our intention is to pursue and business combination with a financial services company operating in North America, our efforts to identify a prospective initial business combination target will not be limited to a particular industry, sector or geographic region. Our amended and restated memorandum and articles of association prohibit us from effectuating a business combination solely with another blank check company or similar company with nominal operations. Because we have not yet selected any specific target business with respect to a business combination, there is no basis to evaluate the possible merits or risks of any particular target business’s operations, results of operations, cash flows, liquidity, financial condition or prospects.

To the extent we complete our initial business combination, we may be affected by numerous risks inherent in the business operations with which we combine. For example, if we combine with a financially unstable business or an entity lacking an established record of sales or earnings, we may be affected by the risks inherent in the business and operations of a financially unstable or a development stage entity. In recent years, a number of target businesses have underperformed financially post-business combination, there are no assurances that the target business with which we consummate our initial business combination will perform as anticipated. Although our officers and directors will endeavor to evaluate the risks inherent in a particular target business, we cannot assure you that we will properly ascertain or assess all of the significant risk factors or that we will have adequate time to complete due diligence. Furthermore, some of these risks may be outside of our control and leave us with no ability to control or reduce the chances that those risks will adversely impact a target business. We also cannot assure you that an investment in our units will ultimately prove to be more favorable to investors than a direct investment, if such opportunity were available, in a business combination target.

Accordingly, any shareholders who choose to remain shareholders following the business combination could suffer a reduction in the value of their securities. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy materials or tender offer documents, as applicable, relating to the business combination contained an actionable material misstatement or material omission.

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Although we have identified general criteria and guidelines that we believe are important in evaluating prospective target businesses, we may enter into our initial business combination with a target that does not meet such criteria and guidelines, and as a result, the target business with which we enter into our initial business combination may not have attributes entirely consistent with our general criteria and guidelines.

Although we have identified general criteria and guidelines for evaluating prospective target businesses, it is possible that a target business with which we enter into our initial business combination will not have all of these positive attributes. If we complete our initial business combination with a target that does not meet some or all of these guidelines, such combination may not be as successful as a combination with a business that does meet all of our general criteria and guidelines. In addition, if we announce a prospective business combination with a target that does not meet our general criteria and guidelines, a greater number of shareholders may exercise their redemption rights, which may make it difficult for us to meet any closing condition with a target business that requires us to have a minimum net worth or a certain amount of cash. In addition, if shareholder approval of the transaction is required by law, or we decide to obtain shareholder approval for business or other legal reasons, it may be more difficult for us to attain shareholder approval of our initial business combination if the target business does not meet our general criteria and guidelines. If we are unable to complete our initial business combination, our public shareholders may only receive their pro rata portion of the funds in the trust account that are available for distribution to public shareholders, and our rights will expire worthless.

We may not be required to obtain an opinion from an independent investment banking firm or from a valuation or appraisal firm, and consequently, you may have no assurance from an independent source that the consideration we are paying for the business is fair to our company from a financial point of view.

Unless we complete our initial business combination with an affiliated (as defined in our amended and restated memorandum and articles of association) entity or our board of directors cannot independently determine the fair market value of the target business or businesses (including with the assistance of financial advisors), we are not required to obtain an opinion from an independent investment banking firm which is a member of FINRA or from another independent entity that commonly renders valuation opinions that the consideration we are paying is fair to our company from a financial point of view. If no opinion is obtained, our shareholders will be relying on the judgment of our board of directors, who will determine fair market value based on standards generally accepted by the financial community. Such standards used will be disclosed in our proxy materials or tender offer documents, as applicable, related to our initial business combination.

We may issue notes or other debt securities, or otherwise incur substantial debt, to complete a business combination, which may adversely affect our leverage and financial condition and thus negatively impact the value of our shareholders’ investment in us.

Although we have no commitments as of the date of this prospectus to issue any notes or other debt securities, or to otherwise incur outstanding debt following this offering, we may choose to incur substantial debt to complete our initial business combination. We and our officers have agreed that we will not incur any indebtedness unless we have obtained from the lender a waiver of any right, title, interest or claim of any kind in or to the monies held in the trust account. As such, no issuance of debt will affect the per share amount available for redemption from the trust account. Nevertheless, the incurrence of debt could have a variety of negative effects, including:

●	default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;

●	acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

●	our immediate payment of all principal and accrued interest, if any, if the debt is payable on demand;

●	our inability to obtain necessary additional financing if the debt contains covenants restricting our ability to obtain such financing while the debt is outstanding;

●	our inability to pay dividends on our Class A ordinary shares;

●	using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our Class A ordinary shares if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

●	limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

●	increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

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●	limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

We may only be able to complete one business combination with the proceeds of this offering and the sale of the private units, which will cause us to be solely dependent on a single business which may have a limited number of products or services. This lack of diversification may negatively impact our operations and profitability.

The net proceeds from this offering and the private placement of units will provide us with approximately $1,930,000 (or $1,817,500 in the event the underwriter’s over-allotment option is exercised in full) that we may use to complete our initial business combination held outside the trust account to fund our working capital requirements.

We may effectuate our initial business combination with a single target business or multiple target businesses simultaneously or within a short period of time. However, we may not be able to effectuate our initial business combination with more than one target business because of various factors, including the existence of complex accounting issues and the requirement that we prepare and file pro forma financial statements with the SEC that present operating results and the financial condition of several target businesses as if they had been operated on a combined basis. By completing our initial business combination with only a single entity, our lack of diversification may subject us to numerous economic, competitive and regulatory developments. Further, we would not be able to diversify our operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities which may have the resources to complete several business combinations in different industries or different areas of a single industry. Accordingly, the prospects for our success may be:

●	solely dependent upon the performance of a single business, property or asset, or

●	dependent upon the development or market acceptance of a single or limited number of products, processes or services.

This lack of diversification may subject us to numerous economic, competitive and regulatory risks, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to our initial business combination.

We may attempt to simultaneously complete business combinations with multiple prospective targets, which may hinder our ability to complete our initial business combination and give rise to increased costs and risks that could negatively impact our operations and profitability.

If we determine to simultaneously acquire several businesses that are owned by different sellers, we will need for each of such sellers to agree that our purchase of its business is contingent on the simultaneous closings of the other business combinations, which may make it more difficult for us, and delay our ability, to complete our initial business combination. With multiple business combinations, we could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations (if there are multiple sellers) and the additional risks associated with the subsequent assimilation of the operations and services or products of the acquired companies in a single operating business. If we are unable to adequately address these risks, it could negatively impact our profitability and results of operations.

We may attempt to complete our initial business combination with a private company about which little information is available, which may result in a business combination with a company that is not as profitable as we suspected, if at all.

In pursuing our business combination strategy, we may seek to effectuate our initial business combination with a privately held company. Very little public information generally exists about private companies, and we could be required to make our decision on whether to pursue a potential initial business combination on the basis of limited information, which may result in a business combination with a company that is not as profitable as we suspected, if at all.

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We do not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for us to complete our initial business combination with which a substantial majority of our shareholders do not agree.

Our amended and restated memorandum and articles of association do not provide a specified maximum redemption threshold. In addition, our proposed initial business combination may impose a minimum cash requirement for: (i) cash consideration to be paid to the target or its owners, (ii) cash for working capital or other general corporate purposes or (iii) the retention of cash to satisfy other conditions. As a result, we may be able to complete our initial business combination even though a substantial majority of our public shareholders do not agree with the transaction and have redeemed their shares or, if we seek shareholder approval of our initial business combination and do not conduct redemptions in connection with the closing of our initial business combination pursuant to the tender offer rules, have entered into privately negotiated agreements to sell their shares to our sponsor, officers, directors, advisors or any of their affiliates. In the event the aggregate cash consideration we would be required to pay for all Class A ordinary shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed business combination exceed the aggregate amount of cash available to us, we will not complete the business combination or redeem any shares in connection with such initial business combination, all Class A ordinary shares submitted for redemption will be returned to the holders thereof, and we instead may search for an alternate business combination.

In order to effectuate an initial business combination, special purpose acquisition companies have, in the recent past, amended various provisions of their charters and other governing instruments. We cannot assure you that we will not seek to amend our amended and restated memorandum and articles of association or governing instruments in a manner that will make it easier for us to complete our initial business combination that our shareholders may not support.

In order to effectuate an initial business combination, blank check companies have, in the past, amended various provisions of their charters and modified governing instruments For example, blank check companies have amended the definition of business combination, increased redemption thresholds, and extended the time to consummate an initial business combination. We cannot assure you that we will not seek to amend our amended and restated memorandum and articles of association or extend the time to consummate an initial business combination in order to effectuate our initial business combination. Amending our amended and restated memorandum and articles of association will require a special resolution under Cayman Islands law, which requires the affirmative vote of at least two-thirds (or, in the scenarios described below, 90%) of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the company. In addition, our amended and restated memorandum and articles of association requires us to provide our public shareholders with the opportunity to redeem their public shares, regardless of whether they abstain, vote for, or vote against, our initial business combination, for cash if we propose an amendment to our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with the closing of our initial business combination or to redeem 100% of our public shares if we do not complete an initial business combination within the completion window or (B) with respect to any other material provisions relating to (x) the rights of holders of our Class A ordinary shares or (y) pre-initial business combination activity. To the extent any such amendment would be deemed to fundamentally change the nature of any of the securities offered through the registration statement of which this prospectus forms a part, we would register, or seek an exemption from registration for, the affected securities.

The provisions of our amended and restated memorandum and articles of association that relate to our pre-business combination activity (and corresponding provisions of the agreement governing the release of funds from our trust account) may be amended with the approval of holders of not less than two-thirds of our ordinary shares which are represented in person or by proxy and are voted at a general meeting of the company, which is a lower amendment threshold than that of some other special purpose acquisition companies. It may be easier for us, therefore, to amend our amended and restated memorandum and articles of association to facilitate the completion of an initial business combination that some of our shareholders may not support.

Our amended and restated memorandum and articles of association will provide that any of its provisions related to pre-business combination activity (including the requirement to deposit proceeds of this offering and the private placement into the trust account and not release such amounts except in specified circumstances, and to provide redemption rights to public shareholders as described herein, and other than amendments relating to the provisions regulating the appointment and removal of directors and continuing the company in a jurisdiction outside the Cayman Islands, which require a special resolution passed by the affirmative vote of at least 90% (or, where such amendment is proposed in respect of the consummation of our initial business combination, two-thirds) of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the company) and corresponding provisions of the trust agreement governing the release of funds from our trust account may be amended if approved by special resolution, under Cayman Islands law. Except as specified above with respect to matters requiring a 90% majority, a special resolution requires the affirmative vote of at least two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy and are voted at the applicable general meeting of the company. Our initial shareholder, who will collectively beneficially own approximately 25% of our ordinary shares upon the closing of this offering (including private shares and assuming they do not purchase any units in this offering), will participate in any vote to amend our amended and restated memorandum and articles of association and/or trust agreement and will have the discretion to vote in any manner they choose. As a result, we may be able to amend the provisions of our amended and restated memorandum and articles of association which govern our pre-business combination behavior more easily than some other special purpose acquisition companies, and this may increase our ability to complete a business combination with which you do not agree. Our shareholders may pursue remedies against us for any breach of our amended and restated memorandum and articles of association.

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Our sponsor, officers and directors have agreed, pursuant to a written agreement with us, that they will not propose any amendment to our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with the closing of our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within the completion window or (B) with respect to any other material provisions relating to (x) the rights of holders of our Class A ordinary shares or (y) pre-initial business combination activity, unless we provide our public shareholders with the opportunity to redeem their Class A ordinary shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (which interest shall be net of taxes payable), divided by the number of then outstanding public shares. Our shareholders are not parties to, or third-party beneficiaries of, these agreements and, as a result, will not have the ability to pursue remedies against our sponsor, officers or directors for any breach of these agreements. As a result, in the event of a breach, our shareholders would need to pursue a shareholder derivative action, subject to applicable law.

Certain agreements related to this offering may be amended without shareholder approval.

Each of the agreements related to this offering to which we are a party, other than the rights agreement and the investment management trust agreement, may be amended without shareholder approval. Such agreements are: the underwriting agreement; the letter agreement among us and our initial shareholder, sponsor, officers and directors; the registration rights agreement among us and our initial shareholder; and the private units purchase agreement between us and our sponsor. These agreements contain various provisions that our public shareholders might deem to be material. For example, our letter agreement and the underwriting agreement contain certain lock-up provisions with respect to the founder shares, private units and other securities held by our initial shareholder, sponsor, officers and directors. Amendments to such agreements would require the consent of the applicable parties thereto and would need to be approved by our board of directors, which may do so for a variety of reasons, including to facilitate our initial business combination. While we do not expect our board of directors to approve any amendment to any of these agreements prior to our initial business combination, it may be possible that our board of directors, in exercising its business judgment and subject to its fiduciary duties, chooses to approve one or more amendments to any such agreement. Any amendment entered into in connection with the consummation of our initial business combination will be disclosed in our proxy materials or tender offer documents, as applicable, related to such initial business combination, and any other material amendment to any of our material agreements will be disclosed in a filing with the SEC. Any such amendments would not require approval from our shareholders, may result in the completion of our initial business combination that may not otherwise have been possible, and may have an adverse effect on the value of an investment in our securities. For example, amendments to the lock-up provision discussed above may result in our initial shareholder selling their securities earlier than they would otherwise be permitted, which may have an adverse effect on the price of our securities.

We may be unable to obtain additional financing to complete our initial business combination or to fund the operations and growth of a target business, which could compel us to restructure or abandon a particular business combination.

We have not selected any specific business combination target but intend to target businesses with enterprise values that are greater than we could acquire with the net proceeds of this offering and the sale of the private units. As a result, if the cash portion of the purchase price exceeds the amount available from the trust account, net of amounts needed to satisfy any redemption by public shareholders, we may be required to seek additional financing to complete such proposed initial business combination. We cannot assure you that such financing will be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to complete our initial business combination, we would be compelled to either restructure the transaction or abandon that particular business combination and seek an alternative target business candidate. Further, we may be required to obtain additional financing in connection with the closing of our initial business combination for general corporate purposes, including for maintenance or expansion of operations of the post-transaction businesses, the payment of principal or interest due on indebtedness incurred in completing our initial business combination, or to fund the purchase of other companies. If we are unable to complete our initial business combination, our public shareholders may only receive their pro rata portion of the funds in the trust account that are available for distribution to public shareholders, and our rights will expire worthless. In addition, even if we do not need additional financing to complete our initial business combination, we may require such financing to fund the operations or growth of the target business. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the target business. None of our officers, directors or shareholders is required to provide any financing to us in connection with or after our initial business combination.

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Our initial shareholder controls a substantial interest in us and thus may exert a substantial influence on actions requiring a shareholder vote, potentially in a manner that you do not support.

Upon closing of this offering, our initial shareholder will own approximately 25% of our issued and outstanding ordinary shares (including private shares and assuming they do not purchase any units in this offering). Accordingly, they may exert a substantial influence on actions requiring a shareholder vote, potentially in a manner that you do not support, including amendments to our amended and restated memorandum and articles of association. In addition, prior to the closing of our initial business combination, only holder(s) of our Class B ordinary shares will have the right to vote on the appointment and removal of directors, or to continue the company in a jurisdiction outside the Cayman Islands (including any special resolution required to amend our constitutional documents or to adopt new constitutional documents as a result of our approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands). This provision of our amended and restated memorandum and articles of association may only be amended by a special resolution passed by the affirmative vote of at least 90% (or, where such amendment is proposed in respect of the consummation of our initial business combination, two-thirds) of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the company. As a result, you will not have any influence over our continuation in a jurisdiction outside the Cayman Islands prior to our initial business combination.

If our initial shareholder purchase any units in this offering or if our initial shareholder purchase any additional Class A ordinary shares in the aftermarket or in privately negotiated transactions, this would increase their control. Neither our initial shareholder nor, any of our officers or directors, have committed to purchase additional securities, although certain members of our management team have indicated that they may consider doing so.

Factors that would be considered in making such additional purchases would include consideration of the current trading price of our Class A ordinary shares. In addition, our sponsor has the right to call an extraordinary meeting of shareholders. We may not hold an annual or extraordinary general meeting to appoint new directors prior to the completion of our initial business combination, in which case all of the current directors will continue in office until at least the completion of the business combination. If there is an annual general meeting, or if the sponsor or our Board calls an extraordinary meeting, our initial shareholder, because of its ownership position, will have considerable influence regarding the outcome. In addition, since only holder(s) of our Class B ordinary shares will have the right to vote on the appointment and removal of directors prior to our initial business combination, our initial shareholder will continue to exert control at least until the completion of our initial business combination.

We may not be able to complete an initial business combination since such initial business combination may be subject to regulatory review and approval requirement, including foreign investment regulations and review by government entities such as the Committee on Foreign Investment in the United States (“CFIUS”), or may be ultimately prohibited.

Our initial business combination may be subject to regulatory review and approval requirements by governmental entities, or ultimately prohibited. For example, CFIUS has authority to review direct or indirect foreign investments in U.S. companies. Among other things, CFIUS is empowered to require certain foreign investors to make mandatory filings, to charge filing fees related to such filings, and to self-initiate national security reviews of foreign direct and indirect investments in U.S. companies if the parties to that investment choose not to file voluntarily. In the case that CFIUS determines an investment to be a threat to national security, CFIUS has the power to unwind or place restrictions on the investment. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on — among other factors — the nature and structure of the transaction, including the level of beneficial ownership interest and the nature of any information or governance rights involved. Our sponsor is a limited liability company formed in Florida and is not controlled by, nor does it have substantial ties with, a non-U.S. person. Nevertheless, investments that result in “control” of a U.S. business by a foreign person are always subject to CFIUS jurisdiction. CFIUS’s expanded jurisdiction under the Foreign Investment Risk Review Modernization Act of 2018 and implementing regulations that became effective on February 13, 2020 further includes investments that do not result in control of a U.S. business by a foreign person but afford certain foreign investors certain information or governance rights in a U.S. business that has a nexus to “critical technologies,” “critical infrastructure” and/or “sensitive personal data.”

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If a particular proposed initial business combination with a U.S. business falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit to CFIUS review on a voluntary basis, or to proceed with the transaction without submitting to CFIUS and risk CFIUS intervention, before or after closing the transaction. CFIUS may decide to block or delay our proposed initial business combination, impose conditions with respect to such initial business combination or request the President of the United States to order us to divest all or a portion of the U.S. target business of our initial business combination that we acquired without first obtaining CFIUS approval, which may limit the attractiveness of, delay or prevent us from pursuing certain target companies that we believe would otherwise be beneficial to us and our shareholders. As a result, the pool of potential targets with which we could complete an initial business combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies which do not have any foreign ownership issues. In addition, certain federally licensed businesses may be subject to rules or regulations that limit foreign ownership.

The process of government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete our initial business combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we are unable to consummate our initial business combination within the applicable time period required under our amended and restated memorandum and articles of association, including as a result of extended regulatory review of a potential initial business combination, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter (and subject to lawfully available funds therefor), redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (which interest shall be net of taxes and less up to $250,000 of interest to pay liquidation and dissolution expenses), divided by the number of then-outstanding public shares, which redemption will constitute full and complete payment and completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions or other distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, our shareholders would miss the opportunity to benefit from an investment in a target company and the appreciation in value of such investment. Additionally, our rights would be worthless.

Because we must furnish our shareholders with target business financial statements, we may lose the ability to complete an otherwise advantageous initial business combination with some prospective target businesses.

The federal proxy rules require that the proxy statement with respect to the vote on an initial business combination include historical and pro forma financial statement disclosure. We will include the same financial statement disclosure in connection with our tender offer documents, whether or not they are required under the tender offer rules. These financial statements may be required to be prepared in accordance with, or be reconciled to, accounting principles generally accepted in the United States of America (“GAAP”), or international financial reporting standards as issued by the International Accounting Standards Board (“IFRS”), depending on the circumstances and the historical financial statements may be required to be audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). These financial statement requirements may limit the pool of potential target businesses we may acquire because some targets may be unable to provide such financial statements in time for us to disclose such statements in accordance with federal proxy rules and complete our initial business combination within the prescribed time frame.

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Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for us to effectuate our initial business combination, require substantial financial and management resources, and increase the time and costs of completing an initial business combination.

Section 404 of the Sarbanes-Oxley Act requires that we evaluate and report on our system of internal controls beginning with our Annual Report on Form 10-K for the year ending December 31, 2026. Only in the event we are deemed to be a large accelerated filer or an accelerated filer, and no longer qualify as an emerging growth company, will we be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. Further, for as long as we remain an emerging growth company, we will not be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. The fact that we are a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to other public companies because a target business with which we seek to complete our initial business combination may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of its internal controls. The development of the internal control of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such business combination.

We may seek business combination opportunities with a high degree of complexity that require significant operational improvements, which could delay or prevent us from achieving our desired results.

We may seek business combination opportunities with large, highly complex companies that we believe would benefit from operational improvements. While we intend to implement such improvements, to the extent that our efforts are delayed or we are unable to achieve the desired improvements, the business combination may not be as successful as we anticipate.

To the extent we complete our initial business combination with a large complex business or entity with a complex operating structure, we may also be affected by numerous risks inherent in the operations of the business with which we combine, which could delay or prevent us from implementing our strategy. Although our management team will endeavor to evaluate the risks inherent in a particular target business and its operations, we may not be able to properly ascertain or assess all of the significant risk factors until we complete our business combination. If we are not able to achieve our desired operational improvements, or the improvements take longer to implement than anticipated, we may not achieve the gains that we anticipate. Furthermore, some of these risks and complexities may be outside of our control and leave us with no ability to control or reduce the chances that those risks and complexities will adversely impact a target business. Such combination may not be as successful as a combination with a smaller, less complex organization.

Our initial business combination and our structure thereafter may not be tax-efficient to our shareholders and right holders. As a result of our business combination, our tax obligations may be more complex, burdensome and uncertain.

Although we will attempt to structure our initial business combination in a tax-efficient manner, tax structuring considerations are complex, the relevant facts and law are uncertain and may change, and we may prioritize commercial and other considerations over tax considerations. For example, in connection with the closing of our initial business combination and subject to any requisite shareholder approval, we may structure our business combination in a manner that requires shareholders and/or right holders to recognize gain or income for tax purposes, effect a business combination with a target company in another jurisdiction, or reincorporate in a different jurisdiction (including, but not limited to, the jurisdiction in which the target company or business is located). We do not intend to make any cash distributions to shareholders or right holders to pay taxes in connection with our business combination or thereafter. Accordingly, a shareholder or a right holder may need to satisfy any liability resulting from our initial business combination with cash from its own funds or by selling all or a portion of the shares or rights received. Shareholders and right holders may also be subject to additional income, withholding or other taxes with respect to their ownership of us after our initial business combination.

In addition, we may effect a business combination with a target company that has business operations outside of the United States, and possibly, business operations in multiple jurisdictions. If we effect such a business combination, we could be subject to significant income, withholding and other tax obligations in a number of jurisdictions with respect to income, operations and subsidiaries related to those jurisdictions.

Due to the complexity of tax obligations and filings in other jurisdictions, we may have a heightened risk related to audits or examinations by U.S. federal, state, local and non-U.S. taxing authorities. This additional complexity and risk could have an adverse effect on our after-tax profitability and financial condition.

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Risks Relating to the Post-Business Combination Company

Subsequent to our completion of our initial business combination, we may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and the price of our securities, which could cause you to lose some or all of your investment.

Even if we conduct due diligence on a target business with which we combine, we cannot assure you that this diligence will identify all material issues that may be present with a particular target business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of the target business and outside of our control will not later arise. As a result of these factors, we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even if our due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject as a result of assuming pre-existing debt held by a target business or by virtue of our obtaining debt financing to partially finance the initial business combination or thereafter. Accordingly, any shareholders who choose to remain shareholders following the business combination could suffer a reduction in the value of our securities. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy materials or tender offer documents, as applicable, relating to the business combination contained an actionable material misstatement or material omission.

The nominal purchase price paid by our sponsor for the founder shares may result in significant dilution to the implied value of your public shares upon the consummation of our initial business combination, and our sponsor is likely to make a substantial profit on its investment in us in the event we consummate an initial business combination, even if the business combination causes the trading price of our Class A ordinary shares to materially decline.

We are offering our units at an offering price of $10.00 per unit and the amount in our trust account is initially anticipated to be $10.00 per public share, implying an initial value of $10.00 per public share. However, prior to this offering, our sponsor paid a nominal aggregate purchase price of $25,000 for the founder shares, or approximately $0.004 per share. As a result, the value of your public shares may be significantly diluted upon the consummation of our initial business combination, when the founder shares are converted into public shares.

For example, the following table shows the dilutive effect of the founder shares on the implied value of the public shares upon the consummation of our initial business combination assuming that our equity value at that time is $150,000,000, which is the amount we would have for our initial business combination in the trust account assuming the underwriters’ over-allotment option is not exercised, no interest is earned on the funds held in the trust account, and no public shares are redeemed in connection with the closing of our initial business combination, and without taking into account any other potential impacts on our valuation at such time, such as the trading price of our public shares, the business combination transaction costs, any equity issued or cash paid to the target’s sellers or other third parties, or the target’s business itself, including its assets, liabilities, management and prospects, as well as the value of our public and private rights. At such valuation, each of our ordinary shares would have an implied value of $7.37 per share upon consummation of our initial business combination, which is a 26.3% decrease as compared to the initial implied value per public share of $10.00.

Public shares	15,000,000
Founder shares	5,000,000
Private Shares	350,000
Total shares	20,350,000
Total funds in trust available for initial business combination	$150,000,000
Public shareholders’ investment per Class A ordinary share(1)	$10.00
Sponsor’s investment per founder share(2)	$0.005
Initial implied value per public share	$10.00
Implied value per share upon consummation of initial business combination	$7.37

(1)	While the public shareholders’ investment is in both the public shares and the public rights, for purposes of this table the full investment amount is ascribed to the public shares only.
(2)	The total investment in the equity of the company by the sponsor is $3,525,000, consisting of (i) $25,000 paid by the sponsor for the founder shares, and (ii) $3,500,000 paid by the sponsor for 350,000 private units. For purposes of this table, the full investment amount is ascribed to the founder shares only.

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The value of the founder shares following completion of our initial business combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of our ordinary shares at such time is substantially less than $10.00 per share.

Upon the closing of this offering, our sponsor will have invested in us an aggregate of $3,525,000, comprised of the $25,000 purchase price for the founder shares and the $3,500,000 purchase price for the private units. Assuming a trading price of $10.00 per share upon consummation of our initial business combination, the 5,000,000 founder shares would have an aggregate implied value of $50,000,000. Even if the trading price of our ordinary shares significantly declines, the value of the founder shares held by our sponsor will be significantly greater than the amount our sponsor paid to purchase such shares. As a result, our sponsor is likely to be able to make a substantial profit on its investment in us at a time when our public shares have lost significant value. Accordingly, our Chief Executive Officer, which is a managing member of the managing member of our sponsor, may be more willing to pursue a business combination with a riskier or less-established target business than would be the case if our sponsor had paid the same per share price for the founder shares as our public shareholders paid for their public shares.

Resources could be wasted in researching business combinations that are not completed, which could materially adversely affect subsequent attempts to locate and acquire or merge with another business. If we are unable to complete our initial business combination, our public shareholders may only receive their pro rata portion of the funds in the trust account that are available for distribution to public shareholders, and our rights will expire worthless.

We anticipate that the investigation of each specific target business and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If we decide not to complete a specific initial business combination, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, if we reach an agreement relating to a specific target business, we may fail to complete our initial business combination for any number of reasons including those beyond our control. Any such event will result in a loss to us of the related costs incurred which could materially adversely affect subsequent attempts to locate and acquire or merge with another business. If we are unable to complete our initial business combination, our public shareholders may only receive their pro rata portion of the funds in the trust account that are available for distribution to public shareholders, and our rights will expire worthless.

Our ability to successfully effect our initial business combination and to be successful thereafter will be dependent upon the efforts of our key personnel, some of whom may join us following our initial business combination. The loss of key personnel could negatively impact the operations and profitability of our post-combination business.

Our ability to successfully effect our initial business combination is dependent upon the efforts of our key personnel. The role of our key personnel in the target business, however, cannot presently be ascertained. Although some of our key personnel may remain with the target business in senior management or advisory positions following our initial business combination, it is likely that some or all of the management of the target business will remain in place. While we intend to closely scrutinize any individuals we engage after our initial business combination, we cannot assure you that our assessment of these individuals will prove to be correct. These individuals may be unfamiliar with the requirements of operating a company regulated by the SEC, which could cause us to have to expend time and resources helping them become familiar with such requirements.

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Our key personnel may negotiate employment or consulting agreements with a target business in connection with a particular business combination, and a particular business combination may be conditioned on the retention or resignation of such key personnel. These agreements may provide for them to receive compensation following our initial business combination and as a result, may cause them to have conflicts of interest in determining whether a particular business combination is the most advantageous.

Our key personnel may be able to remain with our company after the completion of our initial business combination only if they are able to negotiate employment or consulting agreements in connection with the business combination. Such negotiations would take place simultaneously with the negotiation of the business combination and could provide for such individuals to receive compensation in the form of cash payments and/or our securities for services they would render to us after the completion of the business combination. Such negotiations also could make such key personnel’s retention or resignation a condition to any such agreement. The personal and financial interests of such individuals may influence their motivation in identifying and selecting a target business, subject to their fiduciary duties under Cayman Islands law.

We may have a limited ability to assess the management of a prospective target business and, as a result, may effect our initial business combination with a target business whose management may not have the skills, qualifications or abilities to manage a public company.

When evaluating the desirability of effecting our initial business combination with a prospective target business, our ability to assess the target business’s management may be limited due to a lack of time, resources or information. Our assessment of the capabilities of the target business’s management, therefore, may prove to be incorrect and such management may lack the skills, qualifications or abilities we suspected. Should the target business’s management not possess the skills, qualifications or abilities necessary to manage a public company, the operations and profitability of the post-combination business may be negatively impacted. Accordingly, any shareholders who choose to remain shareholders following the business combination could suffer a reduction in the value of their securities. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation or tender offer materials, as applicable, relating to the business combination contained an actionable material misstatement or material omission.

The officers and directors of an acquisition candidate may resign upon completion of our initial business combination. The loss of a business combination target’s key personnel could negatively impact the operations and profitability of our post-combination business.

The role of an acquisition candidate’s key personnel upon the completion of our initial business combination cannot be ascertained at this time. Although we contemplate that certain members of an acquisition candidate’s management team will remain associated with the acquisition candidate following our initial business combination, it is possible that members of the management of an acquisition candidate will not wish to remain in place.

Our management may not be able to maintain control of a target business after our initial business combination. We cannot provide assurance that, upon loss of control of a target business, new management will possess the skills, qualifications or abilities necessary to profitably operate such business.

We may structure our initial business combination so that the post-transaction company in which our public shareholders own shares will own less than 100% of the equity interests or assets of a target business, but we will only complete such business combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for us not to be required to register as an investment company under the Investment Company Act. We will not consider any transaction that does not meet such criteria. Even if the post-transaction company owns 50% or more of the voting securities of the target, our shareholders prior to the business combination may collectively own a minority interest in the post business combination company, depending on valuations ascribed to the target and us in the business combination. For example, we could pursue a transaction in which we issue a substantial number of new Class A ordinary shares in exchange for all of the outstanding capital shares or other equity interests of a target. In this case, we would acquire a 100% interest in the target.

However, as a result of the issuance of a substantial number of new Class A ordinary shares, our shareholders immediately prior to such transaction could own less than a majority of our outstanding Class A ordinary shares subsequent to such transaction. In addition, other minority shareholders may subsequently combine their holdings resulting in a single person or group obtaining a larger share of the company’s shares than we initially acquired. Accordingly, this may make it more likely that our management will not be able to maintain control of the target business.

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Risks Relating to Acquiring and Operating a Business in Foreign Countries

If we effect our initial business combination with a company located outside of the United States, we would be subject to a variety of additional risks that may adversely affect us.

If we pursue a target company with operations or opportunities outside of the United States for our initial business combination, we may face additional burdens in connection with investigating, agreeing to and completing such initial business combination, and if we effect such initial business combination, we would be subject to a variety of additional risks that may negatively impact our operations.

If we pursue a target a company with operations or opportunities outside of the United States for our initial business combination, we would be subject to risks associated with cross-border business combinations, including in connection with investigating, agreeing to and completing our initial business combination, conducting due diligence in a foreign jurisdiction, having such transaction approved by any local governments, regulators or agencies and changes in the purchase price based on fluctuations in foreign exchange rates.

If we effect our initial business combination with such a company, we would be subject to any special considerations or risks associated with companies operating in an international setting, including any of the following:

●	costs and difficulties inherent in managing cross-border business operations;

●	rules and regulations regarding currency redemption;

●	complex corporate withholding taxes on individuals;

●	laws governing the manner in which future business combinations may be effected;

●	exchange listing and/or delisting requirements;

●	tariffs and trade barriers;

●	regulations related to customs and import/export matters;

●	local or regional economic policies and market conditions;

●	unexpected changes in regulatory requirements;

●	challenges in managing and staffing international operations;

●	longer payment cycles;

●	tax issues, such as tax law changes and variations in tax laws as compared to the United States;

●	currency fluctuations and exchange controls;

●	rates of inflation;

●	challenges in collecting accounts receivable;

●	cultural and language differences;

●	employment regulations;

●	underdeveloped or unpredictable legal or regulatory systems;

●	corruption;

●	protection of intellectual property;

●	social unrest, crime, strikes, riots and civil disturbances;

●	regime changes and political upheaval;

●	terrorist attacks, natural disasters, widespread health emergencies and wars; and

●	deterioration of political relations with the United States.

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We may not be able to adequately address these additional risks. If we were unable to do so, we may be unable to complete such initial business combination, or, if we complete such initial business combination, our operations might suffer, either of which may adversely impact our business, financial condition and results of operations.

If we effect our initial business combination with a company located outside of the United States, we would be subject to a variety of additional risks that may adversely affect us.

Following our initial business combination, our management may resign from their positions as officers or directors of the company and the management of the target business at the time of the business combination may remain in place. Management of the target business may not be familiar with United States securities laws. If new management is unfamiliar with United States securities laws, they may have to expend time and resources becoming familiar with such laws. This could be expensive and time-consuming and could lead to various regulatory issues which may adversely affect our operations.

After our initial business combination, substantially all of our assets may be located in a foreign country and substantially all of our revenue will be derived from our operations in such country. Accordingly, our results of operations and prospects will be subject, to a significant extent, to the economic, political and legal policies, developments and conditions in the country in which we operate.

The economic, political and social conditions, as well as government policies, of the country in which our operations are located could affect our business. Economic growth could be uneven, both geographically and among various sectors of the economy and such growth may not be sustained in the future. If in the future such country’s economy experiences a downturn or grows at a slower rate than expected, there may be less demand for spending in certain industries. A decrease in demand for spending in certain industries could materially and adversely affect our ability to find an attractive target business with which to consummate our initial business combination and if we effect our initial business combination, the ability of that target business to become profitable.

Exchange rate fluctuations and currency policies may cause a target business’ ability to succeed in the international markets to be diminished.

In the event we acquire a non-U.S. target, all revenues and income would likely be received in a foreign currency, and the dollar equivalent of our net assets and distributions, if any, could be adversely affected by reductions in the value of the local currency. The value of the currencies in our target regions fluctuate and are affected by, among other things, changes in political and economic conditions. Any change in the relative value of such currency against our reporting currency may affect the attractiveness of any target business or, following consummation of our initial business combination, our financial condition and results of operations. Additionally, if a currency appreciates in value against the dollar prior to the consummation of our initial business combination, the cost of a target business as measured in dollars will increase, which may make it less likely that we are able to consummate such transaction.

We may reincorporate in or transfer by way of continuation to another jurisdiction in connection with the closing of our initial business combination and such reincorporation or transfer by way of continuation may result in taxes imposed on shareholders.

We may, in connection with the closing of our initial business combination, subject to requisite shareholder approval under the Companies Act reincorporate in or transfer by way of continuation to the jurisdiction in which the target company or business is located or in another jurisdiction. The transaction may require a shareholder or right holder to recognize taxable income in the jurisdiction in which the shareholder or right holder is a tax resident or in which its members are resident if it is a tax transparent entity (or may otherwise result in adverse tax consequences). We do not intend to make any cash distributions to shareholders or right holders to pay such taxes. Shareholders or right holders may be subject to withholding taxes or other taxes with respect to their ownership of us after the reincorporation or continuance.

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We may reincorporate in or transfer by way of continuation to another jurisdiction in connection with the closing of our initial business combination, and the laws of such jurisdiction may govern some or all of our future material agreements and we may not be able to enforce our legal rights.

In connection with the closing of our initial business combination, we may relocate the home jurisdiction of our business from the Cayman Islands to another jurisdiction. If we determine to do this, the laws of such jurisdiction may govern some or all of our future material agreements. The system of laws and the enforcement of existing laws in such jurisdiction may not be as certain in implementation and interpretation as in the United States. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

Risks Relating to our Management Team

We may not have sufficient funds to satisfy indemnification claims of our directors and executive officers.

We have agreed to indemnify our officers and directors to the fullest extent permitted by law. However, our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the trust account and to not seek recourse against the trust account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by us only if (i) we have sufficient funds outside of the trust account or (ii) we consummate an initial business combination. Our obligation to indemnify our officers and directors may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

Members of our management team and board of directors have significant experience as board members, officers or executives of other companies. As a result, certain of those persons have been, are, and may become, involved in proceedings, investigations and litigation relating to the business affairs of the companies with which they were, are, or may in the future be, affiliated. This may have an adverse effect on us, which may impede our ability to consummate an initial business combination.

During the course of their careers, members of our management team and board of directors have had significant experience as board members, officers or executives of other companies. As a result of their involvement and positions in these companies, certain persons were, are now, or may in the future become, involved in litigation, investigations or other proceedings relating to the business affairs of such companies or transactions entered into by such companies. This may have an adverse effect on us, which may impede our ability to consummate an initial business combination.

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Members of our management team and affiliated companies may have been, and may in the future be, involved in civil disputes or governmental investigations unrelated to our business.

Members of our management team have been (and intend to be) involved in a wide variety of businesses. Such involvement has, and may lead to, media coverage and public awareness. As a result, members of our management team and affiliated companies may have been, and may in the future be, involved in civil disputes or governmental investigations unrelated to our business. Any such claims or investigations may be detrimental to our reputation and could negatively affect our ability to identify and complete an initial business combination and may have an adverse effect on the price of our securities.

Past performance by our management team and their affiliates may not be indicative of future performance of an investment in us.

Information regarding performance by, or businesses associated with, our management team or businesses associated with them is presented for informational purposes only. Past performance by our management team is not a guarantee either (i) of success with respect to any business combination we may consummate or (ii) that we will be able to locate a suitable candidate for our initial business combination. You should not rely on the historical record of the performance of our management team’s or businesses associated with them as indicative of our future performance of an investment in us or the returns we will, or is likely to, generate going forward.

We may seek business combination opportunities in industries or sectors that may be outside of our management’s areas of expertise.

We will consider a business combination outside of our management’s areas of expertise if a business combination candidate is presented to us and we determine that such candidate offers an attractive business combination opportunity for our company. Although our management will endeavor to evaluate the risks inherent in any particular business combination candidate, we cannot assure you that we will adequately ascertain or assess all of the significant risk factors. We also cannot assure you that an investment in our units will not ultimately prove to be less favorable to investors in this offering than a direct investment, if an opportunity were available, in a business combination candidate. In the event we elect to pursue a business combination outside of the areas of our management’s expertise, our management’s expertise may not be directly applicable to its evaluation or operation, and the information contained in this prospectus regarding the areas of our management’s expertise would not be relevant to an understanding of the business that we elect to acquire. As a result, our management may not be able to ascertain or assess adequately all of the relevant risk factors. Accordingly, any shareholders who choose to remain shareholders following our initial business combination could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value.

We are dependent upon our executive officers and directors and their loss, or a reduction in the amount of time they can dedicate to our initial business combination, could adversely affect our ability to operate.

Our operations are dependent upon a relatively small group of individuals and, in particular, our executive officers and directors and the members of our advisory board. We believe that our success depends on the continued service of our officers, directors and members of our advisory board, at least until we have completed our initial business combination. In addition, our executive officers and directors are not required to commit any specified amount of time to our affairs and, accordingly, will have conflicts of interest in allocating their time among various business activities, including identifying potential business combinations and monitoring the related due diligence. We do not have an employment agreement with, or key-man insurance on the life of, any of our directors or executive officers. The unexpected loss of the services of one or more of our directors or executive officers could have a detrimental effect on us.

Our executive officers and directors will allocate their time to other businesses thereby causing conflicts of interest in their determination as to how much time to devote to our affairs. This conflict of interest could have a negative impact on our ability to complete our initial business combination.

Our executive officers and directors are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and our search for a business combination and their other businesses. We do not intend to have any full-time employees prior to the completion of our initial business combination. If our executive officers’ and directors’ other business affairs require them to devote substantial amounts of time to such affairs in excess of their current commitment levels, it could limit their ability to devote time to our affairs which may have a negative impact on our ability to complete our initial business combination. Any such companies, businesses or investments may present additional conflicts of interest in pursuing an initial business combination target. Notwithstanding the foregoing, such officers and directors will continue to have a pre-existing fiduciary obligation to us and we will, therefore, have priority over any special purpose acquisition companies they subsequently join. In addition, because we may consummate a business combination with a target in a broad array of industries, we do not believe that any such potential conflicts would materially affect our ability to complete our initial business combination. For a complete discussion of our executive officers’ and directors’ other business affairs, please see “Management — Officers and Directors.”

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Our officers and directors presently have, and any of them in the future may have additional, fiduciary or contractual obligations to other entities, including blank check companies, and, accordingly, may have conflicts of interest in allocating their time and in determining to which entity a particular business opportunity should be presented.

Following the completion of this offering and until we consummate our initial business combination, we intend to engage in the business of identifying and combining with one or more businesses. Our sponsor and our officers and directors are, and in the future may become, affiliated with such entities (such as operating companies or investment vehicles) that are engaged in a similar business. We do not have employment contracts with our officers and directors that will limit their ability to work at other businesses. Our officers and directors presently and any in the future may have, additional fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entities. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in our favor and a potential target business may be presented to another entity prior to its presentation to us.

Each of our officers and directors presently has, and any of them in the future may have, additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such opportunity to such entity, subject to their fiduciary duties under Cayman Islands law. Our amended and restated memorandum and articles of association will provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer, among other persons, shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us, and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which (a) may be a corporate opportunity for any director or officer, on the one hand, and us, on the other, or (b) the presentation of which would breach an existing legal obligation of a director or officer to any other entity. The purpose for the surrender of corporate opportunities is to allow officers, directors or other representatives with multiple business affiliations to continue to serve as an officer of our company or on our board of directors. Our officers and directors may from time to time be presented with opportunities that could benefit both another business affiliation and us. In the absence of the “corporate opportunity” waiver in our charter, certain candidates would not be able to serve as an officer or director. We believe we substantially benefit from having representatives who bring significant, relevant and valuable experience to our management, and, as a result, the inclusion of the “corporate opportunity” waiver in our amended and restated memorandum and articles of association will provide us with greater flexibility to attract and retain the officers and directors that we feel are the best candidates. We do not believe, however, that the fiduciary duties or contractual obligations of our officers or directors will materially affect our ability to complete our initial business.

In addition, our sponsor and our officers and directors may sponsor or form other special purpose acquisition companies with acquisition objectives that are similar to ours or may pursue other business or investment ventures during the period in which we are seeking an initial business combination. As a result, our sponsor, officers and directors could have conflicts of interest in determining whether to present business combination to us or to any other special purpose acquisition company with which they may become involved. Any such companies, businesses or investments may present additional conflicts of interest in pursuing an initial business combination target. Our officers and directors may become officers or directors of other special purpose acquisition companies. Notwithstanding that, such officers and directors will continue to have a pre-existing fiduciary obligation to us and we will, therefore, have priority over any special purpose acquisition companies they subsequently join. In addition, because we may consummate a business combination with a target in a broad array of industries, we do not believe that any such potential conflicts would materially affect our ability to complete our initial business combination.

For a complete discussion of our executive officers’ and directors’ business affiliations and the potential conflicts of interest that you should be aware of, please see “Management — Officers and Directors,” “Management — Conflicts of Interest” and “Certain Relationships and Related Party Transactions.”

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Our executive officers, directors, security holders and their respective affiliates may have competitive pecuniary interests that conflict with our interests.

We have not adopted a policy that expressly prohibits our directors, officers, security holders or affiliates from having a direct or indirect pecuniary or financial interest in any investment to be acquired or disposed of by us or in any transaction to which we are a party or have an interest. In fact, we may enter into a business combination with a target business that is affiliated with our sponsor, our directors or officers, although we do not intend to do so. Nor do we have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by us. Accordingly, such persons or entities may have a conflict between their interests and ours. Any such companies, businesses or investments may present additional conflicts of interest in pursuing an initial business combination target. Notwithstanding the foregoing, such officers and directors will continue to have a pre-existing fiduciary obligation to us and we will, therefore, have priority over any special purpose acquisition companies they subsequently join. In addition, because we may consummate a business combination with a target in a broad array of industries, we do not believe that any such potential conflicts would materially affect our ability to complete our initial business combination.

The personal and financial interests of our directors and officers may influence their motivation in timely identifying and selecting a target business and completing a business combination. Consequently, our directors’ and officers’ discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in our shareholders’ best interest. If this were the case, it would be a breach of their fiduciary duties to us as a matter of Cayman Islands law and we or our shareholders might have a claim against such individuals for infringing on our shareholders’ rights. See the section titled “Description of Securities — Certain Differences in Corporate Law — Shareholders’ Suits” for further information on the ability to bring such claims. However, we might not ultimately be successful in any claim we may make against them for such reason.

We may engage in a business combination with one or more target businesses that have relationships with entities that may be affiliated with our sponsor, executive officers, directors or existing holders which may raise potential conflicts of interest.

In light of the involvement of our sponsor, executive officers and directors with other entities, we may decide to acquire one or more businesses affiliated with our sponsor, executive officers, directors or existing holders. Our directors also serve as officers and board members for other entities, including, without limitation, those described under “Management — Conflicts of Interest.” Such entities may compete with us for business combination opportunities. Our sponsor, officers and directors are not currently aware of any specific opportunities for us to complete our initial business combination with any entities with which they are affiliated, and there have been no substantive discussions concerning a business combination with any such entity or entities. Although we will not be specifically focusing on, or targeting, any transaction with any affiliated entities, we would pursue such a transaction if we determined that such affiliated entity met our criteria for a business combination as set forth in “Proposed Business — Business Combination Criteria” and such transaction was approved by a majority of our independent and disinterested directors. Despite our agreement to obtain an opinion from an independent investment banking firm which is a member of FINRA or a valuation or appraisal firm regarding the fairness to our company from a financial point of view of a business combination with one or more domestic or international businesses affiliated with our sponsor, executive officers, directors or existing holders, potential conflicts of interest still may exist and, as a result, the terms of the business combination may not be as advantageous to our public shareholders as they would be absent any conflicts of interest.

We may engage one or more of our underwriters or one of their respective affiliates to provide additional services to us after this offering, which may include acting as financial advisor in connection with an initial business combination or as placement agent in connection with a related financing transaction. These financial incentives may cause them to have potential conflicts of interest in rendering any such additional services to us after this offering, including, for example, in connection with the sourcing and consummation of an initial business combination.

We may engage one or more of our underwriters or one of their respective affiliates to provide additional services to us after this offering, including, for example, identifying potential targets, providing financial advisory services, acting as a placement agent in a private offering or arranging debt financing. We may pay such underwriter or its affiliate fair and reasonable fees or other compensation that would be determined at that time in an arm’s length negotiation; provided that no agreement will be entered into with any of the underwriters or their respective affiliates and no fees or other compensation for such services will be paid to any of the underwriters or their respective affiliates prior to the date that is 60 days from the date of this prospectus, unless such payment would not be deemed underwriters’ compensation in connection with this offering. The underwriters’ or their respective affiliates’ financial interests tied to the consummation of a business combination transaction may give rise to potential conflicts of interest in providing any such additional services to us, including potential conflicts of interest in connection with the sourcing and consummation of an initial business combination.

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Risks Relating to our Securities

You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. Therefore, to liquidate your investment, you may be forced to sell your public shares or rights, potentially at a loss.

Our public shareholders will be entitled to receive funds from the trust account only upon the earlier to occur of: (i) our completion of an initial business combination, and then only in connection with those Class A ordinary shares that such shareholder properly elected to redeem, subject to the limitations described herein, (ii) the redemption of any public shares properly submitted in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within the completion window or (B) with respect to any other material provisions relating to (x) the rights of holders of our Class A ordinary shares or (y) pre-initial business combination activity, and (iii) the redemption of our public shares if we are unable to complete an initial business combination within the completion window, subject to applicable law and as further described herein. In addition, if our plan to redeem our public shares if we are unable to complete an initial business combination within the completion window for any reason, subject to applicable law and as further described herein. In no other circumstances will a public shareholder have any right or interest of any kind in the trust account. Holders of rights will not have any right to the proceeds held in the trust account with respect to the rights. Accordingly, to liquidate your investment, you may be forced to sell your public shares or rights, potentially at a loss.

Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

We intend to apply to have our units listed on Nasdaq. We expect that our units will be listed on Nasdaq on or promptly after the date of this prospectus. Following the date that the Class A ordinary shares and rights are eligible to trade separately, we anticipate that the Class A ordinary shares and rights will be separately listed on Nasdaq. We cannot guarantee that our securities will be approved for listing on Nasdaq. Although after giving effect to this offering we expect to meet, on a pro forma basis, the minimum initial listing standards set forth in Nasdaq listing standards, we cannot assure you that our securities will be, or will continue to be, listed on Nasdaq in the future or prior to our initial business combination. In order to continue listing our securities on Nasdaq prior to our initial business combination, we must maintain certain financial, distribution and share price levels. Generally, we must maintain a minimum market value of listed securities (generally $50,000,000) and a minimum number of holders of our securities (generally 400 public holders). Additionally, in connection with the closing of our initial business combination, we will be required to demonstrate compliance with Nasdaq’s initial listing requirements, which are more rigorous than Nasdaq’s continued listing requirements, in order to continue to maintain the listing of our securities on Nasdaq. For instance, unless we decide to list on a different Nasdaq tier such as the Nasdaq Capital Market which has different initial listing requirements, our share price would generally be required to be at least $4.00 per share and we would be required to have a minimum of 400 round lot holders of our securities. We cannot assure you that we will be able to meet those initial listing requirements at that time.

If Nasdaq delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that our Class A ordinary shares are a “penny stock” which will require brokers trading in our Class A ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

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●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our units and eventually our Class A ordinary shares and rights will be listed on Nasdaq, our units, Class A ordinary shares and rights will qualify as covered securities under the statute. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the State of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if we were no longer listed on Nasdaq, our securities would not qualify as covered securities under the statute and we would be subject to regulation in each state in which we offer our securities.

The grant of registration rights to our initial shareholder and holder(s) of our private units may make it more difficult to complete our initial business combination, and the future exercise of such rights may adversely affect the market price of our Class A ordinary shares.

Pursuant to an agreement to be entered into on or prior to the closing of this offering, at or after the time of our initial business combination, our initial shareholder and their permitted transferees can demand that we register the resale of their founder shares. In addition, the holder(s) of the private units (and underlying securities may demand that we register the resale of such units and the underlying securities. We will bear the cost of registering these securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our Class A ordinary shares. In addition, the existence of the registration rights may make our initial business combination more costly or difficult to conclude. This is because the shareholders of the target business may increase the equity stake they seek in the combined entity or ask for more cash consideration to offset the negative impact on the market price of our Class A ordinary shares that is expected when the ordinary shares owned by our initial shareholder or their permitted transferees, our private units (and underlying securities) are registered for resale.

We may issue additional Class A ordinary shares or preferred shares to complete our initial business combination or under an employee incentive plan after completion of our initial business combination. Any such issuances would dilute the interest of our shareholders and likely present other risks.

Our amended and restated memorandum and articles of association authorize the issuance of up to 440,000,000 Class A ordinary shares, par value $0.0001 per share, 40,000,000 Class B ordinary shares, par value $0.0001 per share, and 20,000,000 preferred shares, par value $0.0001 per share. Immediately after this offering, there will be 424,650,000 and 35,000,000 (assuming in each case that the underwriters have not exercised their over-allotment option and 750,000 Class B ordinary shares have been forfeited, as further described in this prospectus) authorized but unissued Class A ordinary shares and Class B ordinary shares, respectively, available for issuance which amount does not take into account shares reserved for issuance upon conversion of outstanding rights or shares issuable upon conversion of the Class B ordinary shares. The Class B ordinary shares are automatically convertible into Class A ordinary shares concurrently with or immediately following the consummation of our initial business combination, or earlier at the option of the holders thereof on a one-for-one basis but subject to adjustment as set forth herein and in our amended and restated memorandum and articles of association, including in circumstances in which we issue Class A ordinary shares or equity-linked securities related to our initial business combination. Immediately after this offering, there will be no preferred shares issued and outstanding.

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We may issue a substantial number of additional Class A ordinary shares or preferred shares to complete our initial business combination or under an employee incentive plan after completion of our initial business combination. We may also issue Class A ordinary shares upon conversion of the Class B ordinary shares at a ratio greater than one-to-one at the time of our initial business combination as a result of the adjustment provisions as set forth therein. However, our amended and restated memorandum and articles of association will provide, among other things, that prior to our initial business combination, except in connection with the conversion of the Class B ordinary shares into Class A ordinary shares where the holders of such shares have waived any rights to receive funds from the trust account, we may not issue additional shares that would entitle the holders thereof to (i) receive funds from the trust account or (ii) vote as a class with our public shares on any initial business combination. These provisions of our amended and restated memorandum and articles of association, like all provisions of our amended and restated memorandum and articles of association, may be amended with a shareholder vote. The issuance of additional ordinary shares or preferred shares:

●	may significantly dilute the equity interest of investors in this offering, which dilution would increase if the provisions in the Class B ordinary shares result in the issuance of Class A ordinary shares on a greater than on-to-one basis upon conversion of the Class B ordinary share;

●	may subordinate the rights of holders of Class A ordinary shares if preferred shares are issued with rights senior to those afforded our Class A ordinary shares;

●	may have the effect of delaying or preventing a change of control of us by diluting the share ownership or voting rights of a person seeking to obtain control of us;

●	could cause a change in control if a substantial number of Class A ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;

●	may adversely affect prevailing market prices for our units, Class A ordinary shares and/or rights; and

●	may not result in adjustment to the exercise price of our rights.

Our initial shareholder paid an aggregate of $25,000 or approximately $0.005 per founder share and, accordingly, you will experience immediate and substantial dilution from the purchase of our Class A ordinary shares.

The difference between the public offering price per share (allocating all of the unit purchase price to the Class A ordinary share and none to the right included in the unit) and the pro forma net tangible book value per share of our Class A ordinary shares after this offering constitutes the dilution to you and the other investors in this offering. Our initial shareholder acquired the founder shares at a nominal price, significantly contributing to this dilution. Upon closing of this offering, and assuming no value is ascribed to the rights included in the units, you and the other public shareholders will incur an immediate and substantial dilution of approximately 96.8% or $9.68 per share, assuming no exercise of the underwriters’ over-allotment option), the difference between the pro forma net tangible book deficit per share after this offering of $0.32 (assuming maximum redemption scenario) and the initial offering price of $10.00 per unit.

Since our sponsor and any other holder of our founder shares will lose their entire investment in us if our initial business combination is not completed (other than with respect to any public shares they may acquire during or after this offering), and because our sponsor and any other holder of our founder shares directly or indirectly may profit substantially from a business combination as a result of their ownership of founder shares even under circumstances where our public shareholders would experience losses in connection with their investment, a conflict of interest may arise in determining whether a particular business combination target is appropriate for our initial business combination, including in connection with the shareholder vote in respect thereto.

On October 14, 2025, our sponsor paid $25,000, or approximately $0.004 per share, in exchange for the issuance of 5,750,000 founder shares (up to 750,000 of which are subject to forfeiture depending on the extent to which the underwriter’s over-allotment option is exercised). Prior to this initial investment in us by the sponsor, we had no assets, tangible or intangible. Our sponsor holds the founder shares and has committed to purchase 350,000 private units.

If we do not complete our initial business combination within the completion window, unless the time to complete our initial business combination is extended in accordance with our memorandum and articles of incorporation, the private units will expire worthless. Given the differential in the purchase price paid for the founder shares as compared to the initial public offering price of the public shares and the substantial number of Class A ordinary shares that holder(s) of our founder shares would receive upon conversion of the founder shares upon a business combination, the founder shares may have significant value after the business combination even if our Class A ordinary shares trade below the initial public offering price and holders of our public shares have a substantial loss on their investment.

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The personal and financial interests of our sponsor, directors and officers and any holder(s) of our founder shares or our private units may influence their motivation in identifying and selecting a target business combination, completing an initial business combination and influencing the operation of the business following the initial business combination and may result in a misalignment of interests between the holder(s) of our founder shares and our officers and directors, on the one hand, and our public shareholders, on the other. These risks may become more acute as the deadline to complete our initial business combination nears. In particular, because the founder shares were purchased at a purchase price of approximately $0.004 per share, the holder(s) of our founder shares (including certain of our directors and officers that may indirectly own founder shares) could make a substantial profit after our initial business combination even if our public shareholders lose money on their investment as a result of a decrease in the post-combination value of their Class A ordinary shares (after accounting for any adjustments in connection with an exchange or other transaction contemplated by the business combination). For example, a holder of 1,000 founder shares would have paid approximately $4.00 to purchase such shares. If the trading price of our Class A ordinary shares on a post-combination basis (after accounting for any adjustments in connection with an exchange or other transaction contemplated by the business combination) were to decrease to $5.00 per Class A ordinary share, such holder of our founder shares would obtain a profit of approximately $4,996.00. By contrast, a public shareholder holding 1,000 Class A ordinary shares acquired in this offering would lose approximately $5,000 in connection with the same transaction.

Further, each of our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors were to be included by a target business as a condition to any agreement with respect to our initial business combination.

We may amend the terms of the rights in a manner that may be adverse to holders of public rights with the approval by the holders of at least 50% of the then outstanding public rights.

Our rights will be issued in registered form under a rights agreement between VStock Transfer LLC, as rights agent, and us. The rights agreement provides that the terms of the rights may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding public rights to make any change that adversely affects the rights of the registered holders of public rights under the rights agreement. Accordingly, we may amend the terms of the public rights in a manner adverse to a holder if holders of at least 50% of the then outstanding public rights approve of such amendment.

Our rights may have an adverse effect on the market price of our Class A ordinary shares and make it more difficult to effectuate our initial business combination.

Our units include 15,000,000 rights (17,250,000 rights if the underwriters exercise their over-allotment option) which convert on a 10-to-1 basis upon the consummation of our initial business combination. As such, upon the consummation of our initial business combination the rights will convert into 1,500,000 Class A ordinary shares (or 1,725,000 Class A ordinary shares if the underwriters exercise their over-allotment option in this offering). In addition, our initial shareholder, officers and directors or their affiliates may, but are not obligated to, make certain loans to us, up to $1,500,000 of which may be converted upon consummation of our initial business combination into additional private units at a price of $10.00 per unit (which, for example, would result in the holders being issued private rights entitling the holder to an aggregate of 15,000 Class A ordinary shares upon the consummation of our initial business combination). To the extent we issue Class A ordinary shares to effectuate a business transaction, the potential for the issuance of a substantial number of additional Class A ordinary shares upon conversion of our rights could make us a less attractive acquisition vehicle to a target business. Any such issuance will increase the number of issued and outstanding Class A ordinary shares and reduce the value of the Class A ordinary shares issued to complete the business transaction. Therefore, our rights may make it more difficult to effectuate a business combination or increase the cost of acquiring the target business.

Our rights agreement will designate the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our rights, which could limit the ability of right holders to obtain a favorable judicial forum for disputes with our company.

Our rights agreement will provide that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the rights agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. With respect to any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder, we note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

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Notwithstanding the foregoing, these provisions of the rights agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of our rights shall be deemed to have notice of and to have consented to the forum provisions in our rights agreement. If any action, the subject matter of which is within the scope the forum provisions of the rights agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of our rights, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such right holder in any such enforcement action by service upon such right holder’s counsel in the foreign action as agent for such right holder.

This choice-of-forum provision may limit a right holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with our company, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our rights agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

The determination of the offering price of our units, the size of this offering and terms of the units is more arbitrary than the pricing of securities and size of an offering of an operating company in a particular industry. You may have less assurance, therefore, that the offering price of our units properly reflects the value of such units than you would have in a typical offering of an operating company.

Prior to this offering there has been no public market for any of our securities. The public offering price of the units and the terms of the rights were negotiated between us and the underwriters. In determining the size of this offering, management held customary organizational meetings with representatives of the underwriters, both prior to our inception and thereafter, with respect to the state of capital markets, generally, and the amount the underwriters believed they reasonably could raise on our behalf. Factors considered in determining the size of this offering, prices and terms of the units, including the Class A ordinary shares and rights underlying the units, include:

●	the history and prospects of companies whose principal business is the acquisition of other companies;

●	prior offerings of those companies;

●	our prospects for acquiring an operating business at attractive values;

●	a review of debt to equity ratios in leveraged transactions;

●	our capital structure;

●	an assessment of our management and their experience in identifying operating companies;

●	general conditions of the securities markets at the time of this offering; and

●	other factors as were deemed relevant.

Although these factors were considered, the determination of our offering size, price and terms of the units is more arbitrary than the pricing of securities of an operating company in a particular industry since we have no historical operations or financial results.

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There is currently no market for our securities and a market for our securities may not develop, which would adversely affect the liquidity and price of our securities.

There is currently no market for our securities. Shareholders therefore have no access to information about prior market history on which to base their investment decision. Following this offering, the price of our securities may vary significantly due to one or more potential business combinations and general market or economic conditions. Furthermore, an active trading market for our securities may never develop or, if developed, it may not be sustained. You may be unable to sell your securities unless a market can be established and sustained.

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.

We are an exempted company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs and the rights of shareholders will be governed by our amended and restated memorandum and articles of association, the Companies Act (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. We will also be subject to the federal securities laws of the United States. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands.

The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

Shareholders of Cayman Islands exempted companies, like the company, have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of the register of members of these companies. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, bur are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

We have been advised by Ogier (Cayman) LLP, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive, given by a court of competent jurisdiction (the courts of the Cayman Islands will apply the rules of Cayman Islands private international law to determine whether the foreign court is a court of competent jurisdiction), and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands. Furthermore, it is uncertain that Cayman Islands courts would enforce : (1) (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a United States company.

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General Risk Factors

We are a blank check company with no operating history and no revenues, and you have no basis on which to evaluate our ability to achieve our business objective.

We are a blank check company incorporated under the laws of the Cayman Islands with no operating results, and we will not commence operations until obtaining funding through this offering. Because we lack an operating history, you have no basis upon which to evaluate our ability to achieve our business objective of completing our initial business combination. We have no plans, arrangements or understandings with any prospective target business concerning a business combination and may be unable to complete our initial business combination. If we fail to complete our initial business combination, we will never generate any operating revenues.

Past performance by our management team, our advisors and their respective affiliates, including investments and transactions in which they have participated and businesses with which they have been associated, may not be indicative of future performance of an investment in the company.

Information regarding our management team, our advisors and their respective affiliates, including investments and transactions in which they have participated and businesses with which they have been associated, is presented for informational purposes only. Any past experience and performance by our management team, our advisors and their respective affiliates and the businesses with which they have been associated, is not a guarantee that we will be able to successfully identify a suitable candidate for our initial business combination, that we will be able to provide positive returns to our shareholders, or of any results with respect to any initial business combination we may consummate. You should not rely on the historical experiences of our management team, our advisors and their respective affiliates, including investments and transactions in which they have participated and businesses with which they have been associated, as indicative of the future performance of an investment in us or as indicative of every prior investment by each of the members of our management team, our advisors or their respective affiliates. The market price of our securities may be influenced by numerous factors, many of which are beyond our control, and our shareholders may experience losses on their investment in our securities.

Cyber incidents or attacks directed at us could result in information theft, data corruption, operational disruption and/or financial loss.

We depend on digital technologies, including information systems, infrastructure and cloud applications and services, including those of third parties with which we may deal. Sophisticated and deliberate attacks on, or security breaches in, our systems or infrastructure, or the systems or infrastructure of third parties or the cloud, could lead to corruption or misappropriation of our assets, proprietary information and sensitive or confidential data. As an early stage company without significant investments in data security protection, we may not be sufficiently protected against such occurrences. We may not have sufficient resources to adequately protect against, or to investigate and remediate any vulnerability to, cyber incidents. It is possible that any of these occurrences, or a combination of them, could have adverse consequences on our business and lead to financial loss.

An investment in this offering may result in uncertain U.S. federal income tax consequences.

An investment in this offering may result in uncertain U.S. federal income tax consequences. For instance, because there are no authorities that directly address instruments similar to the units we are issuing in this offering, the allocation an investor makes with respect to the purchase price of a unit between the Class A ordinary share and the right included in each unit could be challenged by the IRS or courts. In addition, it is unclear whether the redemption rights with respect to our Class A ordinary shares suspend the running of a U.S. Holder’s (as defined in section titled “Taxation — United States Federal Income Tax Considerations — U.S. Holders”) holding period for purposes of determining whether any gain or loss realized by such holder on the sale or exchange of Class A ordinary shares is long-term capital gain or loss and for determining whether any dividend we pay would be considered “qualified dividend income” for U.S. federal income tax purposes. See the section titled “Taxation — United States Federal Income Tax Considerations” for a summary of the U.S. federal income tax considerations of an investment in our securities. Prospective investors are urged to consult their own tax advisors with respect to these and other tax consequences applicable to their specific circumstances when acquiring, owning or disposing of our securities.

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After our initial business combination, it is possible that a majority of our directors and officers will live outside the United States and all of our assets will be located outside the United States; therefore, investors may not be able to enforce federal securities laws or their other legal rights.

It is possible that after our initial business combination, a majority of our directors and officers will reside outside of the United States and all of our assets will be located outside of the United States. As a result, it may be difficult, or in some cases not possible, for investors in the United States to enforce their legal rights, to effect service of process upon all of our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties on our directors and officers under United States laws.

Whether a redemption of Class A ordinary shares will be treated as a sale of such Class A ordinary shares for U.S. federal income tax purposes will depend on a shareholder’s specific facts.

The U.S. federal income tax treatment of a redemption of Class A ordinary shares will depend on whether the redemption qualifies as a sale of such Class A ordinary shares under Section 302(a) of the Internal Revenue Code of 1986, as amended (the “Code”), which will depend largely on the total number of our shares treated as held by the shareholder electing to redeem Class A ordinary shares (including any shares constructively owned by the holder as a result of owning public rights) relative to all of our shares outstanding both before and after the redemption. If such redemption is not treated as a sale of Class A ordinary shares for U.S. federal income tax purposes, the redemption will instead be treated as a corporate distribution of cash from us. For more information about the U.S. federal income tax treatment of the redemption of Class A ordinary shares, see the section entitled “Taxation — United States Federal Income Tax Considerations”.

If our initial business combination involves a company organized under the laws of the United States (or any subdivision thereof), it is possible a U.S. federal excise tax could be imposed on us in connection with any redemptions of our Class A ordinary shares after or in connection with such initial business combination.

On August 16, 2022, the Inflation Reduction Act of 2022 became law in the United States, which, among other things, imposes a 1% excise tax on the fair market value of certain repurchases of shares by publicly traded domestic corporations, including United States corporations and certain non-U.S. corporations treated as “surrogate foreign corporations”. The excise tax will apply to share repurchases occurring on or after January 1, 2023. The amount of the excise tax payable is generally 1% of the fair market value of the shares repurchased at the time of the repurchase, subject to certain exceptions and limitations. On April 9, 2024, the U.S. Department of the Treasury (the “U.S. Treasury”) issued proposed regulations relating to payment of excise tax, which may generally be relied upon by taxpayers until the regulations are finalized.

As an entity incorporated as a Cayman Islands exempted company, the 1% excise tax is not expected to apply to redemptions of our ordinary shares, absent any regulations and other additional guidance that may be issued in the future with retroactive effect.

However, in connection with an initial business combination involving a company organized under the laws of the United States, it is possible that we domesticate and continue as a U.S. corporation, in which case it is possible that we will be subject to the excise tax with respect to any subsequent redemptions, including redemptions in connection with the initial business combination, that are treated as repurchases for this purpose (other than, pursuant to the proposed regulations from the U.S. Treasury, redemptions in complete liquidation of the Company). In all cases, the extent of the excise tax that may be incurred will depend on a number of factors, including the fair market value of our shares redeemed, the structure of the initial business combination, the extent to which such redemptions could be treated as dividends and not repurchases, and the content of any final regulations and other additional guidance from the U.S. Treasury that may be issued and applicable to the redemptions. Issuances of shares by a repurchasing corporation in a year in which such corporation repurchases shares may reduce the amount of excise tax imposed with respect to such repurchase. The excise tax is imposed on the repurchasing corporation itself, not the shareholders from which shares are repurchased. The imposition of the excise tax as a result of redemptions in connection with the initial business combination could, however, reduce the amount of cash available to pay redemptions or reduce the cash contribution to the target business in connection with an initial business combination, which could cause the other shareholders of the combined company to economically bear the impact of such excise tax.

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We may be a passive foreign investment company, or “PFIC,” which could result in adverse United States federal income tax consequences to U.S. investors.

If we are a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this prospectus captioned “Taxation — United States Federal Income Tax Considerations — U.S. Holders”) of our Class A ordinary shares or rights, the U.S. Holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. Our PFIC status for our current and subsequent taxable years may depend on the status of an acquired company pursuant to a business combination and whether we qualify for the PFIC start-up exception (see the section of this prospectus captioned “Taxation — United States Federal Income Tax Considerations — U.S. Holders — Passive Foreign Investment Company Rules”). Depending on the particular circumstances the application of the start-up exception may be subject to uncertainty, and there cannot be any assurance that we will qualify for the start-up exception. Accordingly, there can be no assurances with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. Our actual PFIC status for any taxable year, however, will not be determinable until after the end of such taxable year. In addition, our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

Moreover, if we determine we are a PFIC for any taxable year, upon written request, we will endeavor to provide to a U.S. Holder such information as the Internal Revenue Service (“IRS”) may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a “qualified electing fund” election, but there can be no assurance that we will timely provide such required information, and such election would likely be unavailable with respect to our rights. We urge U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see the section of this prospectus captioned “Taxation — United States Federal Income Tax Considerations — U.S. Holders — Passive Foreign Investment Company Rules.”

Since only holders of our Class B ordinary shares will have the right to vote on the appointment of directors, upon the listing of our shares on Nasdaq, Nasdaq will consider us to be a “controlled company” within the meaning of Nasdaq rules and, as a result, we may qualify for exemptions from certain corporate governance requirements.

After completion of this offering and prior to the consummation of a business combination, only holders of our Class B ordinary shares will have the right to vote on the appointment of directors. As a result, Nasdaq will consider us to be a “controlled company” within the meaning of Nasdaq corporate governance standards. Under Nasdaq corporate governance standards, a company of which more than 50% of the voting power for the appointment of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that:

●	we have a board that includes a majority of “independent directors,” as defined under the rules of Nasdaq; and

●	we have a compensation committee of our board that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

We currently do not intend to rely on the “controlled company” exemption, but may do so in the future. Accordingly, if we choose to do so, you will not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

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We are an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies or smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor internal controls attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Class A ordinary shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our ordinary shares held by non-affiliates is equal to or exceeds $250 million as of the prior June 30th, and (2) our annual revenues equaled or exceeded $100 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates equals to or exceeds $700 million as of the prior June 30th. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

Provisions in our amended and restated memorandum and articles of association may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our Class A ordinary shares and could entrench management.

Our amended and restated memorandum and articles of association contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. These provisions include the right of our sponsor to call an extraordinary meeting of shareholders to elect directors or any other matter, and the ability of the board of directors to designate the terms of and issue new series of preferred shares, which may make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

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Our amended and restated memorandum and articles of association will provide that the courts of the Cayman Islands will be the exclusive forums for certain disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for complaints against us or our directors, officers or employees.

Our amended and restated memorandum and articles of association will provide that unless we consent in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with our amended and restated memorandum and articles of association or otherwise related in any way to each shareholder’s shareholding in us, including but not limited to (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of any fiduciary or other duty owed by any of our current or former director, officer or other employee to us or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or our amended and restated memorandum and articles of association, or (iv) any action asserting a claim against us governed by the internal affairs doctrine (as such concept is recognized under the laws of the United States of America) and that each shareholder irrevocably submits to the exclusive jurisdiction of the courts of the Cayman Islands over all such claims or disputes.

The forum selection provision in our amended and restated memorandum and articles of association will not apply to actions or suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any claim for which the federal district courts of the United States of America are, as a matter of the laws of the United States of America, the sole and exclusive forum for determination of such a claim.

Our amended and restated memorandum and articles of association also will provide that, without prejudice to any other rights or remedies that we may have, each of our shareholders acknowledges that damages alone would not be an adequate remedy for any breach of the selection of the courts of the Cayman Islands as exclusive forum and that accordingly we shall be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the selection of the courts of the Cayman Islands as exclusive forum.

This choice of forum provision may increase a shareholder’s cost and limit the shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Any person or entity purchasing or otherwise acquiring any of our shares or other securities, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find this type of provisions to be inapplicable or unenforceable, and if a court were to find this provision in our amended and restated memorandum and articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could have adverse effect on our business and financial performance.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus may constitute “forward-looking statements” for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus may include, for example, statements about:

●	our ability to select an appropriate target business or businesses;

●	our ability to complete our initial business combination;

●	our expectations around the performance of the prospective target business or businesses;

●	our success in retaining or recruiting, or changes required in, our officers, key employees or directors following our initial business combination;

●	our officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving our initial business combination;

●	our potential ability to obtain additional financing to complete our initial business combination;

●	our pool of prospective target businesses;

●	the adverse impacts that events outside of our control, such as increased geopolitical unrest, significant outbreaks of infectious diseases (such as COVID-19) and increased volatility in the debt and equity markets, may have on our ability to consummate an initial business combination;

●	our public securities’ potential liquidity and trading;

●	the lack of a market for our securities;

●	the use of proceeds not held in the trust account or available to us from interest income on the trust account balance;

●	the trust account not being subject to claims of third parties; or

●	our financial performance following this offering;

The forward-looking statements contained in this prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors”. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

In addition, statements that contain “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. Although we believe that this information provides a reasonable basis for these statements, this information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

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USE OF PROCEEDS

We are offering 15,000,000 units at an offering price of $10.00 per unit. We estimate that the net proceeds of this offering together with the funds we will receive from the sale of the private units will be used as set forth in the following table:

	Without Over-Allotment Option	Over-Allotment Option Exercised
Gross proceeds
Gross proceeds from units offered to public(1)	$150,000,000	$172,500,000
Gross proceeds from private units offered in the private placement	3,500,000	3,500,000
Total gross proceeds	$153,500,000	$176,000,000
Estimated offering expenses(2)
Underwriting commissions (0.5% of gross proceeds from units offered to public)	$750,000	$862,500
Legal fees and expenses	215,000	215,000
Accounting fees and expenses	90,000	90,000
SEC/FINRA expenses	80,000	80,000
Printing and engraving expenses	35,000	35,000
Stock exchange and filing fees	250,000	250,000
Miscellaneous expenses(3)	50,000	50,000
Reimbursement to underwriters for expenses	100,000	100,000
Total estimated offering expenses (other than underwriting commissions)	$820,000	$820,000
Proceeds after estimated offering expenses	$151,930,000	$174,317,500
Held in trust account	$150,000,000	$172,500,000
% of public offering size	100%	100%
Not held in trust account(2)	$1,930,000	$1,817,500

The following table shows the use of the approximately $1,930,000 (or $1,817,500 in the event the underwriters’ over-allotment option is exercised in full) of net proceeds not held in the trust account(4).

	Amount	% of Total
Legal, accounting, due diligence, travel, consulting and other expenses in connection with the identification and execution of any business combination	$480,000	24.87%
Stock Exchange Continued Listing Fees	150,000	7.77%
Legal and accounting fees related to regulatory reporting obligations(4)	260,000	13.47%
Payment of office space, administrative and support services (for up to 24 months)	360,000	18.65%
Director & Officer Liability Insurance premiums	130,000	6.74%
Working capital to cover miscellaneous expenses(5)	550,000	28.50%
Total(5)	$1,930,000	100%

(1)	Includes amounts payable to public shareholders who properly redeem their shares in connection with our successful completion of our initial business combination.
(2)	A portion of the offering expenses have been paid from the proceeds of a loan from our sponsor of up to $500,000 as described in this prospectus. These loans will be repaid upon completion of this offering out of the $820,000 of offering proceeds that has been allocated for the payment of offering expenses (other than underwriting commissions) not held in the trust account. These expenses are estimates only. In the event that offering expenses are less than as set forth in this table, any such amounts will be used for post-closing working capital expenses. In the event that the offering expenses are more than as set forth in this table, we may fund such excess with funds not held in the trust account.

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(3)	Includes organizational and administrative expenses and may include amounts related to above-listed expenses in the event actual amounts exceed estimates.
(4)	These expenses are estimates only. Our actual expenditures for some or all of these items may differ from the estimates set forth herein. For example, we may incur greater legal and accounting expenses than our current estimates in connection with negotiating and structuring a business combination based upon the level of complexity of such business combination. In the event we identify an acquisition target in a specific industry subject to specific regulations, we may incur additional expenses associated with legal due diligence and the engagement of special legal counsel. In addition, our staffing needs may vary and as a result, we may engage a number of consultants to assist with legal and financial due diligence. We do not anticipate any change in our intended use of proceeds, other than fluctuations among the current categories of allocated expenses, which fluctuations, to the extent they exceed current estimates for any specific category of expenses, would not be available for our expenses. The amount in the table above does not include interest available to us from the trust account. In order to finance transaction costs in connection with an intended initial business combination, our sponsor or an affiliate of our sponsor or certain of our directors and officers may, but are not obligated to, loan us funds as may be required. If we complete our initial business combination, we may repay such loaned amounts out of the proceeds of the trust account released to us. Otherwise, such loans may be repaid only out of funds held outside the trust account. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used to repay such loaned amounts. Up to $1,500,000 of such loans may be convertible into units at a price of $10.00 per unit at the option of the lender. The units would be identical to the private units issued to our sponsor. The terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans, and such terms will be subject to the approval of our audit committee. We do not expect to seek loans from parties other than our sponsor or an affiliate of our sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.
(5)	In the event the underwriters’ over-allotment option is exercised in full, the working capital to cover miscellaneous expenses will decrease to $437,500 (or 24.07% of the total with corresponding changes to the percentages of the remaining uses of net proceeds), and the total shall decrease to $1,817,500.

Nasdaq rules provide that at least 90% of the gross proceeds from this offering and the sale of the private units be deposited in a trust account. Of the net proceeds we will receive from this offering and the sale of the private units described in this prospectus, $150,000,000, or $172,500,000 if the underwriters’ over-allotment option is exercised in full ($10.00 per unit in either case), will be deposited into a segregated trust account located in the United States at Citibank, NA. with Equiniti Trust Company, LLC acting as trustee, after deducting $750,000, or $862,500 if the underwriters’ over-allotment option is exercised in full, in underwriting discounts and commissions payable upon the closing of this offering and an aggregate of $1,930,000 to pay fees and expenses in connection with the closing of this offering and for working capital following the closing of this offering. The proceeds held in the trust account will be held as cash (including in interest bearing demand deposits) or invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. Assuming that the proceeds held in the trust account are only invested in such money market funds at an assumed interest rate of 4.0% per year, we estimate the interest earned on the trust account will be approximately $6,000,000 per year; however, we can provide no assurances regarding this amount.

Based on current interest rates, we expect that the interest earned on the trust account will be sufficient to pay income and franchise taxes. We will not be permitted to withdraw any of the principal or interest held in the trust account, except for the withdrawal of interest to pay our taxes and up to $250,000 to pay liquidation and dissolution expenses, as applicable, until the earliest of (i) the completion of our initial business combination, (ii) the redemption of our public shares if we are unable to complete our initial business combination within the completion window, subject to applicable law, and (iii) the redemption of our public shares properly elected to redeem upon the effectiveness of, following a shareholder vote to approve, an amendment to our amended and restated memorandum and articles of association not for the purpose of approving, or in conjunction with the consummation of, an initial business combination (A) that would modify the substance or timing of our obligation to redeem 100% of our public shares if we have not consummated our initial business combination within the completion window or (B) with respect to any other material provisions relating to (x) the rights of holders of our Class A ordinary shares or (y) pre-initial business combination activity.

The net proceeds held in the trust account may be used as consideration to pay the sellers of a target business with which we ultimately complete our initial business combination. If our initial business combination is paid for using equity or debt securities, or not all of the funds released from the trust account are used for payment of the consideration in connection with the closing of our initial business combination, we may apply the balance of the cash released from the trust account for general corporate purposes, including for maintenance or expansion of operations of the post-transaction company, the payment of principal or interest due on indebtedness incurred in completing our initial business combination, to fund the purchase of other companies or for working capital or other purposes. There is no limitation on our ability to raise funds through the issuance of equity-linked securities or through loans, advances or other indebtedness in connection with the closing of our initial business combination, including pursuant to forward purchase agreements or backstop arrangements we may enter into following consummation of this offering. However, our amended and restated memorandum and articles of association will provide that, following this offering and prior to the consummation of our initial business combination, we will be prohibited from issuing additional securities that would entitle the holders thereof to (i) receive funds from the trust account or (ii) vote as a class with our public shares on any initial business combination.

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We believe that amounts not held in trust will be sufficient to pay the costs and expenses to which such proceeds are allocated that are payable prior to the closing of our initial business combination. However, if our estimate of the costs of undertaking in-depth due diligence and negotiating a business combination is less than the actual amount necessary to do so, we may be required to raise additional capital, the amount, availability and cost of which is currently unascertainable. If we are required to seek additional capital, we could seek such additional capital through loans or additional investments from our sponsor, members of our management team or any of their affiliates, but such persons are not under any obligation to advance funds to, or invest in, us.

Prior to the closing of this offering, our sponsor has agreed to loan us up to $500,000 to be used for a portion of the expenses of this offering. These loans are non-interest bearing, unsecured and are due at the earliest of December 31, 2025, the closing of this offering or the date on which the Company determines it will not proceed with an initial public offering. The loan will be repaid upon the closing of this offering out of the $1,930,000 (or $1,817,500 if the over-allotment option is exercised in full) of offering proceeds that has been allocated to the payment of offering expenses.

In addition, in order to finance transaction costs in connection with an intended initial business combination, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete our initial business combination, we would repay such loaned amounts.

In the event that our initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used to repay such loaned amounts. Up to $1,500,000 of such loans may be convertible into private units at a price of $10.00 per unit, at the option of the lender. The units would be identical to the private units issued to our sponsor. Except as set forth above, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. Prior to the completion of our initial business combination, we do not expect to seek loans from parties other than our sponsor or an affiliate of our sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.

We have until the end of the completion window to consummate our initial business combination. While we currently do not plan to extend the time to complete a business combination beyond 24 months, if we anticipate that we may be unable to consummate our initial business combination within such 24-month period, we may seek shareholder approval to amend our amended and restated memorandum and articles of association to extend the date by which we must consummate our initial business combination, provided we deposit an additional $0.033 per share, or such lesser amount as shall be acceptable to the non-redeeming public holders, for each month in the trust account. If we seek shareholder approval for an extension, and the related amendments are approved by the shareholders, public holders of Class A ordinary shares will be offered an opportunity to redeem their shares upon the effectiveness of any such amendment at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned thereon (less taxes payable), divided by the number of then issued and outstanding public shares, subject to applicable law. If we determine not to or are unable to extend the time period to consummate our initial business combination or fail to obtain shareholder approval to extend the completion window, our sponsor’s investment in the founder shares, private shares and private rights will be worthless, except to the extent they receive liquidating distributions from assets outside the trust account.

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DIVIDEND POLICY

We have not paid any cash dividends on our ordinary shares to date and do not intend to pay cash dividends prior to the completion of our initial business combination even if we have substantial assets outside the trust account. A Cayman Islands company may pay a dividend on its shares out of either profit or the share premium account, provided that in no circumstances may a dividend be paid if following such payment, the company would be unable to pay its debts as they fall due in the ordinary course of business. The payment of cash dividends following the completion of our initial business combination will be within the discretion of our board of directors at such time and will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of our initial business combination. There is no certainty that we will be in a position to, or decide to, pay cash dividends after completing our initial business combination. If we increase or decrease the size of this offering pursuant to Rule 462(b) under the Securities Act, we will effect a share dividend or share contribution back to capital or other appropriate mechanism immediately prior to the consummation of this offering in such amount as to maintain the number of founder shares (excluding the private shares included in the private units, if any) at approximately 25% of our issued and outstanding ordinary shares upon the consummation of this offering.

Further, if we incur any indebtedness in connection with the closing of our initial business combination, our ability to declare dividends following the completion of our initial business combination may be limited by restrictive covenants we may agree to in connection therewith.

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DILUTION

The following table illustrates the difference between the public offering price and our net tangible book value (NTBV), as adjusted to give effect to this offering and to redemptions of our public shares at varying levels, assuming the full exercise and no exercise of the over-allotment option. See the section “Dilution.”

The below calculations (A) assume that (i) no ordinary shares are issued to shareholders of a potential business combination target as consideration or issuable by a post-business combination company, for instance under an equity or employee share purchase plan, (ii) no ordinary shares and convertible equity or debt securities are issued in connection with additional financing that we may seek in connection with an initial business combination, and (iii) no working capital loans are converted into private units, as further described in this prospectus, and (B) assumes the issuance of 15,000,000 Class A ordinary shares (or 17,250,000 Class A ordinary shares if the underwriters’ over-allotment option is exercised in full), 350,000 private shares, and 5,750,000 founder shares (up to 750,000 of which are assumed to be forfeited in the scenario in which the underwriters’ over-allotment option is not exercised in full). The issuance of additional ordinary or preferred shares may significantly dilute the equity interest of investors in this offering, which dilution would even further increase if the anti-dilution provisions in the Class B ordinary shares resulted in the issuance of Class A ordinary shares on a greater than one-to-one basis upon conversion of the Class B ordinary shares.

At October 16, 2025, our net tangible book deficit was $94,380, or approximately $(0.00) per Class B ordinary share. Assuming various redemption scenarios and after giving effect to the sale of 15,000,000 Class A ordinary shares included in the units we are offering by this prospectus, the issuance of 350,000 representatives shares, and the deduction of underwriting commissions and estimated expenses of this offering, our pro forma net tangible book value at October 16, 2025 would have been the following to the public shareholders on a per-share basis immediately after this offering:

As of September 26, 2025		As of September 26, 2025
Offering Price of $10.00 per Unit		25% of Maximum Redemptions		50% of Maximum Redemptions		75% of Maximum Redemptions		Maximum Redemptions
NTBV	Difference Between NTBV and Offering Price	NTBV	Difference Between NTBV and Offering Price	NTBV	Difference Between NTBV and Offering Price	NTBV	Difference Between NTBV and Offering Price	NTBV	Difference Between NTBV and Offering Price
Assuming Full Exercise of Over Allotment Option
7.47	2.53	6.89	3.11	5.98	4.02	4.32	5.68	0.30	9.70

Assuming No Exercise of Over Allotment Option
7.46	2.54	6.88	3.12	5.97	4.03	4.31	5.69	0.32	9.68

For purposes of presenting the Maximum Redemption scenario, we have reduced our NTBV after this offering (assuming no exercise of the underwriters’ option to purchase additional units) by $10.00 because holders of up to approximately 100% of our public shares may redeem their shares for a pro rata share of the aggregate amount then on deposit in the trust account at a per share redemption price equal to the amount in the trust account as set forth in our tender offer or proxy materials (initially anticipated to be the aggregate amount held in trust two business days prior to the commencement of our tender offer or shareholders meeting, including interest (less any permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of Class A ordinary shares sold in this offering).

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	No Redemptions		25%		50%		75%		100%
	W/O Over- Allotment	With Over- Allotment	W/O Over- Allotment	With Over- Allotment	W/O Over- Allotment	With Over- Allotment	W/O Over- Allotment	With Over- Allotment	W/O Over- Allotment	With Over- Allotment
Numerator
Net tangible book value before this offering	(94,380)	(94,380)	(94,380)	(94,380)	(94,380)	(94,380)	(94,380)	(94,380)	(94,380)	(94,380)
Net proceeds from this offering and the sale of the private shares	151,930,000	174,317,500	151,930,000	174,317,500	151,930,000	174,317,500	151,930,000	174,317,500	151,930,000	174,317,500
Plus: Offering costs accrued for or paid in advance, excluded from tangible book value	106,594	106,594	106,594	106,594	106,594	106,594	106,594	106,594	106,594	106,594
Less: overallotment liability	(221,169)	—	(221,169)	—	(221,169)	—	(221,169)	—	(221,169)	—
Less: Amounts paid for redemptions	—	—	(37,500,000)	(43,125,000)	(75,000,000)	(86,250,000)	(112,500,000)	(129,375,000)	(150,000,000)	(172,500,000)
	151,721,045	174,329,714	114,221,045	131,204,714	76,721,045	88,079,714	39,221,045	44,954,714	1,721,045	1,829,714
Denominator:
Ordinary shares outstanding prior to this offering	5,750,000	5,750,000	5,750,000	5,750,000	5,750,000	5,750,000	5,750,000	5,750,000	5,750,000	5,750,000
Ordinary shares forfeited if over-allotment is not exercised	(750,000)	—	(750,000)	—	(750,000)	—	(750,000)	—	(750,000)	—
Ordinary shares offered	15,000,000	17,250,000	15,000,000	17,250,000	15,000,000	17,250,000	15,000,000	17,250,000	15,000,000	17,250,000
Private shares	350,000	350,000	350,000	350,000	350,000	350,000	350,000	350,000	350,000	350,000
Less: Ordinary shares redeemed	—	—	(3,750,000	(4,312,500)	(7,500,000)	(8,625,000)	(11,250,000)	(12,937,500)	(15,000,000)	(17,250,000)
	20,350,000	23,350,000	16,600,000	19,037,500	12,850,000	14,725,000	9,100,000	10,412,500	5,350,000	6,100,000
NTBV after	7.46	7.47	6.88	6.89	5.97	5.98	4.31	4.32	0.32	0.30
NTBV before	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with the closing of our initial business combination pursuant to the tender offer rules, our sponsor, and directors, officers, or any of their affiliates may also purchase shares in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination. In the event of any such purchases of our shares prior to the completion of our initial business combination, the number of ordinary shares subject to redemption will be reduced by the amount of any such purchases, increasing the pro forma net tangible book value per share. See “Proposed Business — Permitted Purchases of Our Securities.”

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CAPITALIZATION

The following table sets forth our capitalization at October 16, 2025 and as adjusted to give effect to the sale of our 15,000,000 units in this offering for $150,000,000 (or $10.00 per unit) and the application of the estimated net proceeds derived from the sale of such securities:

	October 16, 2025
	Actual	As Adjusted
Over-allotment liability	$—	$221,169

Class A ordinary shares subject to possible redemption; 0 and 15,000,000 shares, actual and as adjusted, respectively(1)	—	150,000,000
Preferred shares, $0.0001 par value, 20,000,000 shares authorized; none issued and outstanding, actual and as adjusted	—	—
Class A ordinary shares, $0.0001 par value, 440,000,000 shares authorized, none and 350,000 issued and outstanding (excluding 0 and 20,000,000 shares subject to possible redemption), actual and as adjusted, respectively	—	35
Class B ordinary shares, $0.0001 par value, 40,000,000 shares authorized; 5,750,000 and 5,000,000 shares issued and outstanding, actual and as adjusted, respectively(2)	575	500
Additional paid-in capital(3)	24,425	1,720,510
Accumulated deficit	(12,786)	—
Total shareholders’ equity	12,214	1,721,045
Total capitalization	$12,214	$151,942,214

(1)	In connection with seeking the shareholder approval of our initial business combination, we will provide our public shareholders with the opportunity to redeem their public shares, regardless of whether they abstain, vote for, or vote against, our initial business combination, for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account as of two business days prior to the consummation of the initial business combination, including interest (less any permitted withdrawals and up to $250,000 of interest income to pay liquidation and dissolution expenses), subject to any limitations (including, but not limited to, cash requirements) created by the terms of the proposed business combination.
(2)	Actual share amount is prior to any forfeiture of founder shares by our sponsor and the “as adjusted” share amount assumes no exercise of the underwriters’ option to purchase additional units and the forfeiture of 750,000 founder shares by our sponsor.
(3)	The “as adjusted” additional paid-in capital is derived as follows: total shareholders’ equity (as adjusted) of $1,758,831 less par value of Class A ordinary shares ($35), less par value of Class B ordinary shares ($500), less accumulated deficit ($12,786).

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a newly incorporated blank check company incorporated as a Cayman Islands exempted company on September 11, 2025 for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, which we refer to throughout this prospectus as our initial business combination. We have not selected any specific business combination target, and we have not, nor has anyone on our behalf, engaged in any substantive discussions, directly or indirectly, with any business combination target with respect to an initial business combination with us. We intend to effectuate our initial business combination using cash from the proceeds of this offering and the sale of the private units and the proceeds of the sale of our securities in connection with the closing of our initial business combination (pursuant to any the forward purchase agreements, backstop or similar agreements we may enter into following the consummation of this offering or otherwise), our shares, debt or a combination of cash, equity and debt.

The issuance of additional shares in connection with a business combination to the owners of the target or other investors:

●	may significantly dilute the equity interest of investors in this offering, which dilution would increase if the anti-dilution provisions in the Class B ordinary shares resulted in the issuance of Class A ordinary shares on a greater than one-to-one basis upon conversion of the Class B ordinary shares;

●	may subordinate the rights of holders of Class A ordinary shares if preferred shares are issued with rights senior to those afforded our Class A ordinary shares;

●	could cause a change in control if a substantial number of our Class A ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;

●	may have the effect of delaying or preventing a change of control of us by diluting the share ownership or voting rights of a person seeking to obtain control of us; and

●	may adversely affect prevailing market prices for our Class A ordinary shares and/or rights.

Similarly, if we issue debt securities or otherwise incur significant debt to bank or other lenders or the owners of a target, it could result in:

●	default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;

●	acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

●	our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

●	our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

●	our inability to pay dividends on our Class A ordinary shares;

●	using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes;

●	limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

●	increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

●	limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

As indicated in the accompanying financial statements, as of October 16, 2025, we had $0 in cash and a working capital deficit of $94,380. Further, we expect to incur significant costs in the pursuit of our initial business combination. We cannot assure you that our plans to raise capital or to complete our initial business combination will be successful.

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Results of Operations and Known Trends or Future Events

We have neither engaged in any operations nor generated any revenues to date. Our only activities since inception have been organizational activities and those necessary to prepare for this offering. Following this offering, we will not generate any operating revenues until after completion of our initial business combination. We will generate non-operating income in the form of interest income on cash and cash equivalents after this offering. There has been no significant change in our financial or trading position and no material adverse change has occurred since the date of our audited financial statements. After this offering, we expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses. We expect our expenses to increase substantially after the closing of this offering.

Liquidity and Capital Resources

Our liquidity needs have been satisfied prior to the completion of this offering through the contribution from our sponsor of $25,000 to purchase the founder shares and up to $500,000 in loans available from our sponsor. We estimate that the net proceeds from the sale of the units in this offering and the sale of the private units for an aggregate purchase price of $3,500,000 after deducting offering expenses of approximately $820,000 and underwriting commissions of $750,000 (or $862,500 if the over-allotment option is exercised in full) will be $150,000,000 (or $172,500,000 if the underwriters’ over-allotment option is exercised in full). $150,000,000 (or $172,500,000 if the underwriters’ over-allotment option is exercised in full) will be held in the trust account. The proceeds held in the trust account will be held as cash (including in interest bearing demand deposits) or invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. The remaining approximately $1,930,000 (or $1,817,500 if the over-allotment option is exercised in full) will not be held in the trust account. In the event that our offering expenses exceed our estimate of $1,930,000, we may fund such excess with funds not to be held in the trust account. In such case, the amount of funds we intend to be held outside the trust account would decrease by a corresponding amount. Conversely, in the event that the offering expenses are less than our estimate of $1,930,000, the amount of funds we intend to be held outside the trust account would increase by a corresponding amount.

We intend to use substantially all of the funds held in the trust account, including any amounts representing interest earned on the trust account to complete our initial business combination. We may withdraw interest to pay our income and franchise taxes, if any. Our annual income tax obligations will depend on the amount of interest and other income earned on the amounts held in the trust account. We expect the interest earned on the amount in the trust account will be sufficient to pay our income taxes. To the extent that our equity or debt is used, in whole or in part, as consideration to complete our initial business combination, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

Prior to the completion of our initial business combination, we will have available to us the approximately $1,930,000 (or $1,817,500 if the over-allotment option is exercised in full) of proceeds held outside the trust account. We will use these funds to primarily identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a business combination.

We do not believe we will need to raise additional funds following this offering in order to meet the expenditures required for operating our business prior to our initial business combination. However, if our estimates of the costs of identifying a target business, undertaking in-depth due diligence and negotiating an initial business combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our initial business combination. In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete our initial business combination, we would repay such loaned amounts. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into private units at a price of $10.00 per unit, at the option of the lender. The units would be identical to the private units. Except as set forth above, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. Prior to the completion of our initial business combination, we do not expect to seek loans from parties other than our sponsor or an affiliate of our sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.

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The accompanying financial statements have been prepared assuming that we will continue as a going concern. As more fully described in Note 1 to the financial statements, we are a Special Purpose Acquisition Company that was formed for the purpose of completing a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses within an expected period of twenty-four months from the date of a successful completed proposed initial public offering. We lack the capital resources we need to fund our operations for a reasonable period of time, which is generally considered to be one year from the issuance of the financial statements. These matters raise substantial doubt about our ability to continue as a going concern. Our management’s plans with regard to these matters are also described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Controls and Procedures

We are not currently required to maintain an effective system of internal controls as defined by Section 404 of the Sarbanes-Oxley Act. We will be required to comply with the internal control requirements of the Sarbanes-Oxley Act for the fiscal year ending December 31, 2025. Only in the event that we are deemed to be a large accelerated filer or an accelerated filer and no longer an emerging growth company would we be required to comply with the independent registered public accounting firm attestation requirement. Further, for as long as we remain an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirement.

Prior to the closing of this offering, we have not completed an assessment, nor has our independent registered public accounting firm tested our systems, of internal controls. We expect to assess the internal controls of our target business or businesses prior to the completion of our initial business combination and, if necessary, to implement and test additional controls as we may determine are necessary in order to state that we maintain an effective system of internal controls. A target business may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding the adequacy of internal controls. Many small and mid-sized target businesses we may consider for our initial business combination may have internal controls that need improvement in areas such as:

●	staffing for financial, accounting and external reporting areas, including segregation of duties;

●	reconciliation of accounts;

●	proper recording of expenses and liabilities in the period to which they relate;

●	evidence of internal review and approval of accounting transactions;

●	documentation of processes, assumptions and conclusions underlying significant estimates; and

●	documentation of accounting policies and procedures.

Because it will take time, management involvement and perhaps outside resources to determine what internal control improvements are necessary for us to meet regulatory requirements and market expectations for our operation of a target business, we may incur significant expenses in meeting our public reporting responsibilities, particularly in the areas of designing, enhancing, or remediating internal and disclosure controls. Doing so effectively may also take longer than we expect, thus increasing our exposure to financial fraud or erroneous financing reporting.

Once our management’s report on internal controls is complete, we will retain our independent registered public accounting firm to audit and render an opinion on such report when required by Section 404 of the Sarbanes-Oxley Act. The independent registered public accounting firm may identify additional issues concerning a target business’s internal controls while performing their audit of internal control over financial reporting.

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Quantitative and Qualitative Disclosures about Market Risk

The net proceeds of this offering and the sale of the private units held in the trust account will be held as cash (including in interest bearing demand deposits) or invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk.

Critical Accounting Estimates

We prepare our financial statements in accordance with U.S. generally accepted accounting principles, which require our management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking into account our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

There are no critical accounting estimates that were made with respect to the preparation of the historical financial statements; however, the Company will be required to account for complex financial instruments at fair value upon the completion of this offering, Such estimates will be critical to the Company’s (i) closing date allocation of proceeds to any instruments classified in equity, temporary equity or as liabilities and (ii) subsequent measurement with respect to the accretion of redeemable shares to their redemption amount and changes in the fair value of any liability classified instruments.

Off-Balance Sheet Arrangements; Commitments and Contractual Obligations; Quarterly Results

As of October 16, 2025, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K and did not have any commitments or contractual obligations. No unaudited quarterly operating data is included in this prospectus as we have not conducted any operations to date.

JOBS Act

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We will qualify as an “emerging growth company” and under the JOBS Act will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an independent registered public accounting firm’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the independent registered public accounting firm’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of this offering or until we are no longer an “emerging growth company,” whichever is earlier.

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PROPOSED BUSINESS

We are a blank check company incorporated on September 11, 2025, as a Cayman Islands exempted company for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. We have not selected any specific business combination target, and we have not, nor has anyone on our behalf, engaged in any substantive discussions, directly or indirectly, with any business combination target with respect to an initial business combination with us. To date, our efforts have been limited to organizational activities as well as activities related to this offering.

While we may acquire a business in any industry, our focus will be on the financial services sector in the United States and other developed countries. Our team has significant experience in operating and investing in successful financial services companies. We believe we are well positioned to identify unique opportunities in our target sectors.

Key industry characteristics include potential or historical long-term organic growth, growth through consolidation, and attractive competitive dynamics. Key business characteristics include a strong management team, high barriers to entry, and public market-ready scale. Key financial metrics include revenue growth, recurring revenues, and strong cash flow conversion.

Consistent with our focus, we intend to target financial services or other businesses that have strong management teams, differentiated products or services, potential or historical growth and an identified pathway to long-term profitability. We believe that the extensive networks of our management team, board of directors and advisors will deliver access to a broad spectrum of opportunities across financial services and other sectors. In addition to any potential business candidates we may identify on our own, we anticipate that other target business candidates will be brought to our attention from various unaffiliated sources, including investment market participants, private equity funds and large business enterprises seeking to divest non-core assets or divisions.

We believe our sponsor’s and management team’s deal sourcing, investing and operating expertise, as well as their network of contacts will uniquely position us to take advantage of proprietary opportunities in the technology sectors, where we believe opportunities exist to acquire high growth companies that are scaling at a high pace by introducing new business models and disrupting traditional industries. We also believe there are opportunities to consolidate operations in fragmented sub-sectors, improving efficiencies and capturing network effects through scale. We believe our management team’s expertise and network of contacts will allow us to generate a number of acquisition opportunities.

Competitive Strengths

We believe our management team is well positioned to identify unique opportunities in our target sectors. Our selection process will leverage our relationships with leading venture capitalists and growth equity funds, executives of private and public companies, as well as leading investment banking firms, which we believe should provide us with a key competitive advantage in sourcing potential business combination targets. Furthermore, members of our board of directors will augment the selection process through their robust relationships. Given our profile and dedicated industry approach, we anticipate that target business candidates may be brought to our attention from various unaffiliated sources, and in particular investors in other private and public companies in our networks. We also believe that our Management’s reputations, experience and track records particularly in the financial services sector will make us a preferred partner for these potential targets.

Our strategy is to utilize our management and board to identify target businesses that align with are goal of identifying a company with compelling innovation in a high growth sector. Irrespective of the channel, we intend to seek target businesses which will experience a substantial increase in value as a result of a public listing and access to the public markets and could take full advantage of the use of public securities as a means to engage in further substantial acquisitions in the highly fragmented financial services market.

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Our management team is led by William Brock and Thomas Zipser, our Chief Executive Officer and Chief Financial Officer, respectively. Our board of directors also includes Darwin Hunt, Yosef Milgrom and Julien Machot. With decades of experience, the members of our management team have successfully identified and capitalized on emerging technological and secular trends across different sectors, particularly in the healthcare and life science industries. In addition, our management team has deep transaction experience, having executed and integrated numerous transactions as operators, investors and advisors. We believe that the extensive experience that members of our management team have gained from working with and managing publicly traded companies will position us to identify, evaluate and acquire an attractive initial business combination target. Further, our management team’s expertise is expected to enable us to deliver differentiated guidance to the target company’s management team in order to support its growth and success post-initial business combination.

We believe our management team is well positioned to take advantage of the growing set of investment opportunities focused on the financial services industry and that our contacts and relationships will allow us to generate an attractive transaction for our shareholders.

We have also assembled a group of independent directors who have a broad range of clinical medicine, scientific, management leadership, operational, investment and other industry experience within the healthcare and financial industries. Over the course of their careers, our directors have developed a broad international network of contacts and corporate relationships, and they have gained extensive experience with acquisitions, divestitures and corporate strategy and implementation, which we believe will significantly benefit us as we evaluate potential acquisition or merger candidates, as well as following the completion of our initial business combination.

Acquisition Strategy

We believe our management team is well positioned to identify unique opportunities in our target sectors. Our selection process will leverage our relationships with leading venture capitalists and growth equity funds, executives of private and public companies, as well as leading investment banking firms, which we believe should provide us with a key competitive advantage in sourcing potential business combination targets. Furthermore, members of our board of directors will augment the selection process through their robust relationships. Given our profile and dedicated industry approach, we anticipate that target business candidates may be brought to our attention from various unaffiliated sources, and in particular investors in other private and public companies in our networks. We also believe that our Management’s reputations, experience and track records in the financial services space will make us a preferred partner for these potential targets.

Our strategy is to utilize the experience and relationships of our management and board to identify target businesses that align with the following initiatives that we intend to employ, each of which is designed to complement the other to maximize future growth:

i.	Focus upon the highest growth segments of the financial services industry, to identify a target business exhibiting rapid growth and business innovation. This initial target business would serve as the foundation on which extend our value proposition to our target markets in combination with our second strategic priority; and

ii.	Leverage our management’s experience and expertise to add-on target businesses exhibiting rapid growth, technology and service innovation, and positive income that would benefit from the opportunity for substantial revenue and profit expansion when combined with our core business.

We believe target companies under either of the initiatives will experience a substantial increase in value as a result of a public listing which brings access to the public markets to capitalize innovation, achieve added public visibility that can help expand sales channels, and provide flexibility to support additional substantial acquisitions in the highly fragmented financial services market.

We intend to seek out potential targets that we believe have proven business models and attractive growth profiles. We also believe our sponsor’s and management team’s extensive experience in deal sourcing from private and public sources, as well as their advisory and consulting engagements, provide unique insight when identifying potential business combination opportunities and creating value.

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In particular, we intend to focus our search for an initial business combination on private companies that have positive operating cash flow or compelling economics and clear paths to positive operating cash flow, significant assets, and successful management teams that are seeking access to the U.S. public capital markets. Our selection process is expected to leverage our board’s deep and broad network of relationships, industry expertise and deal sourcing capabilities to provide us with a strong pipeline of potential targets. We expect to distinguish ourselves with our ability to:

●	Leverage our Extensive Network of Relationships to Create a Unique Pipeline of Acquisition Opportunities. We believe the combination of our sponsor’s experience in structuring complex transactions and our ability to access the network of relationships of our board with family offices, corporate executives, founders, family-owned businesses and private equity firms, will enable us to identify and evaluate suitable target businesses in the areas that we deem appropriate.

●	Employ Rigor to the Process of Identifying Target Companies and Acquiring a Business that Will be Well-Received by the Public Markets. We believe our board’s strong transaction track record, together with their experience in investing in both the private and public markets, will provide a distinct advantage for identifying, valuing and completing a business combination that will meet our investors’ expectations.

Business Combination Criteria

Based on our management’s experience, including with prior special purpose acquisition companies, we have developed the following non-exclusive investment criteria that we intend to use to screen for and evaluate prospective target businesses.

We intend to focus on companies that possess under-researched and underappreciated asset(s) poised for significant growth once capitalized.

Consistent with our strategy, we have identified the following criteria to evaluate prospective target businesses. Although we may decide to enter into our initial business combination with a target business that does not meet the criteria described below, it is our intention to acquire companies that we believe:

●	have an operational or other competitive advantage in the markets in which they operate and which can benefit from access to additional capital as well as our industry relationships and expertise;

●	have proprietary rights or other competitive advantages in the markets;

We intend to seek target companies that have significant competitive advantages and underexploited expansion opportunities that can benefit from access to additional capital as well as our industry relationships and expertise.

●	are ready to be public, with strong management, corporate governance and reporting policies in place;

We will seek to identify companies with strong and experienced public-ready management teams. Specifically, we will look for management teams that have a proven track record of value creation for their shareholders. We will seek to partner with a potential target’s management team and expect that the operating and investment abilities of our executive team and board will complement their own capabilities.

●	will likely be well received by public investors and experience substantial increase in valuation as a result of a public listing and are expected to have good access to the public capital markets;

We believe that there are a substantial number of potential target businesses with appropriate valuations that can benefit from a public listing and new capital for growth to support significant revenue and earnings growth.

●	will be able to take full advantage of the use of public securities as a means to engage in further substantial acquisitions in the highly fragmented financial services market;

●	are private equity fund portfolio companies or entities held by non-traditional investors, especially in Europe;

●	have significant embedded and/or underexploited growth opportunities that our team is positioned to identify and monetize;

We intend to seek target companies that have significant and underexploited expansion opportunities. This can be accomplished through a combination of accelerating organic growth and finding attractive add-on acquisition targets. Our management team has significant experience in identifying such targets and in helping target management assess the strategic and financial fit. Similarly, our management has the expertise to assess the likely synergies and a process to help a target integrate acquisitions.

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●	exhibit unrecognized value or other characteristics that we believe have been misevaluated by the market;

We will seek target companies which exhibit value or other characteristics that we believe have been overlooked or misevaluated by the marketplace based on our company-specific analyses and due diligence. For a potential target company, this process will include, among other things, a review and analysis of the company’s capital structure, quality of current or future earnings, assets (both tangible and intangible), corporate governance, customers, and the industry and trends. We intend to leverage the operational experience and disciplined investment approach of our team to identify opportunities to unlock value that our experience in complex situations allows us to pursue.

●	will offer attractive risk-adjusted equity returns for our shareholders.

We intend to seek to acquire a target on terms and in a manner that leverage our capital markets and transaction management experience. We expect to evaluate a company based on its potential to successfully commercialize its product(s), both new and under development. We also expect to evaluate financial returns based on opportunities for follow-on acquisitions and other value-creation initiatives. Potential upside, for example, from the growth in the target business’s earnings or an improved capital structure will be weighed against any identified downside risks.

Initial Business Combination

We are not presently engaged in, and we will not engage in, any operations for an indefinite period of time following this offering. We intend to effectuate our initial business combination using cash from the proceeds of this offering and the private placement of the private units, the proceeds of the sale of our shares in connection with the closing of our initial business combination (including pursuant to forward purchase agreements or backstop agreements we may enter into following the consummation of this offering or otherwise), shares issued to the owners of the target, debt issued to bank or other lenders or the owners of the target, other securities issuances or a combination of the foregoing. We may seek to complete our initial business combination with a company or business that may be financially unstable or in its early stages of development or growth, which would subject us to the numerous risks inherent in such companies and businesses.

We will provide our public shareholders with the opportunity to redeem all or a portion of their Class A ordinary shares (up to an aggregate of 15% of the shares sold in this offering, as described in more detail in this prospectus) upon the completion of our initial business combination either (i) in connection with a general meeting called to approve the business combination or (ii) without a shareholder vote by means of a tender offer. Each public shareholder may elect to redeem their public shares irrespective of whether they vote for or against an initial business combination, or whether they do not vote or abstain from voting on the initial business combination. If we seek shareholder approval, we will complete our initial business combination only if we receive an ordinary resolution under Cayman Islands law and our amended and restated memorandum and articles of association, which requires the affirmative vote of at least a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the company. The decision as to whether we will seek shareholder approval of a proposed business combination or conduct a tender offer will be made by us, solely in our discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would require us to seek shareholder approval under applicable law or stock exchange listing requirement.

We have until the end of the completion window to consummate our initial business combination. While we currently do not plan to extend the time to complete a business combination beyond 24 months, if we anticipate that we may be unable to consummate our initial business combination within such 24-month period and we wish to further extend the date by which we must consummate our initial business combination, we may seek shareholder approval to amend our amended and restated memorandum and articles of association to extend the date by which we must consummate our initial business combination, provided we deposit an additional $0.033 per share, or such lesser amount as shall be acceptable to the non-redeeming public holders, for each month in the trust account. If we seek shareholder approval for an extension, and the related amendments are approved by the shareholders, public holders of Class A ordinary shares will be offered an opportunity to redeem their shares at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned thereon (less taxes payable), divided by the number of then issued and outstanding public Class A ordinary shares, subject to applicable law. If we determine not to or are unable to extend the time period to consummate our initial business combination or fail to obtain shareholder approval to extend the completion window, our sponsor’s investment in the founder shares, private shares and private rights will be worthless, except to the extent they receive liquidating distributions from assets outside the trust account.

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If we are unable to complete our initial business combination within the completion window, or by such earlier liquidation date as our board of directors may approve, we will redeem 100% of the public shares at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned thereon (which interest shall be net of taxes payable and less up to $250,000 of interest to pay liquidation and dissolution expenses), divided by the number of then issued and outstanding public shares, subject to applicable law and certain conditions as further described herein. We expect the pro rata redemption price to be approximately $10.00 per public share (regardless of whether or not the underwriters exercise their over-allotment option), without taking into account any interest or other income earned on such funds. However, we cannot assure you that we will in fact be able to distribute such amounts as a result of claims of creditors, which may take priority over the claims of our public shareholders.

Nasdaq rules require that we must complete one or more business combinations having an aggregate fair market value of at least 80% of the value of the assets held in the trust account (excluding any taxes payable on the interest earned on the trust account). Our board of directors will make the determination as to the fair market value of our initial business combination. If our board of directors is not able to independently determine the fair market value of our initial business combination, we will obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions with respect to the satisfaction of such criteria. While we consider it likely that our board of directors will be able to make an independent determination of the fair market value of our initial business combination, it may be unable to do so if it is less familiar or experienced with the business of a particular target or if there is a significant amount of uncertainty as to the value of the target’s assets or prospects. Additionally, pursuant to Nasdaq rules, any initial business combination must be approved by a majority of our independent directors.

We anticipate structuring our initial business combination so that the post transaction company in which our public shareholders own shares will own or acquire 100% of the equity interests or assets of the target business or businesses. We may, however, structure our initial business combination such that the post transaction company owns or acquires less than 100% of such interests or assets of the target business in order to meet certain objectives of the target management team or shareholders or for other reasons, but we will only complete such business combination if the post transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940. Even if the post transaction company owns or acquires 50% or more of the voting securities of the target, our shareholders prior to the business combination may collectively own a minority interest in the post transaction company, depending on valuations ascribed to the target and us in the business combination. For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all of the outstanding capital stock, shares or other equity interests of a target. In this case, we would acquire a 100% controlling interest in the target. However, as a result of the issuance of a substantial number of new shares, our shareholders immediately prior to our initial business combination could own less than a majority of our issued and outstanding shares subsequent to our initial business combination. If less than 100% of the equity interests or assets of a target business or businesses are owned or acquired by the post transaction company, the portion of such business or businesses that is owned or acquired is what will be taken into account for purposes of the 80% of net assets test described above. If the business combination involves more than one target business, the 80% of net assets test will be based on the aggregate value of all of the target businesses.

Our Business Combination Process

We believe our management team’s significant operating and transactional experience and relationships provide us with access to a substantial number of potential initial business combination targets. Over the course of their careers, the members of our management team have developed a broad network of contacts and relationships with private companies, investment bankers, private equity, venture capital and debt investors, high net worth families and their advisors, commercial bankers, attorneys, management consultants, accountants and other transaction intermediaries, as well as corporate sector executives and board members around the world. This network has grown through the activities of our management team sourcing, acquiring and financing businesses, the reputation of our management team for integrity and fair dealing with sellers, financing sources and target management teams and the experience of our management team in executing transactions, especially special purpose acquisition company transactions, under varying economic and financial market conditions.

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In addition, we anticipate that target business combination candidates will be brought to our attention from various unaffiliated sources, including investment bankers, private equity funds and large business enterprises seeking to divest non-core assets or divisions.

In evaluating a prospective target business, we expect to conduct a due diligence review which may encompass, among other things, meetings with incumbent management and employees, document reviews, interviews of customers and suppliers, inspections of facilities, as well as reviewing financial and other information made available to us and other reviews as we deem appropriate. We may also retain consultants with expertise relating to a prospective target business.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with our sponsor, executive officers or directors, or completing the business combination through a joint venture or other form of shared ownership with our sponsor, executive officers or directors. In the event we seek to complete an initial business combination with a target that is affiliated (as defined in our amended and restated memorandum and articles of association) with our sponsor, executive officers or directors, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm which is a member of the Financial Industry Regulatory Authority (“FINRA”) or another independent entity that commonly renders valuation opinions or from an independent accounting firm, stating that the consideration to be paid by us in such an initial business combination is fair to our company from a financial point of view. We are not required to obtain such an opinion in any other context.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with our sponsor, officers or directors. In the event we seek to complete our initial business combination with a company that is affiliated with our sponsor, officers or directors, we, or a committee of independent directors, will obtain an opinion from an independent investment banking firm or another independent valuation or appraisal firm that regularly provides fairness opinions that our initial business combination is fair to our company from a financial point of view.

Conflicts of Interest

Members of our management team and our independent directors will directly or indirectly own founder shares and/or private units following this offering and, accordingly, may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination. The low price that our sponsor paid for the founder shares creates an incentive whereby our officers and directors could potentially make a substantial profit even if we select an acquisition target that subsequently declines in value and is unprofitable for public shareholders. If we are unable to complete our initial business combination within the completion window, the founder shares and private units may expire worthless, except to the extent they receive liquidating distributions from assets outside the trust account, which could create an incentive for our sponsor, executive officers and directors to complete a transaction even if we select an acquisition target that subsequently declines in value and is unprofitable for public shareholders. Further, each of the members of our management team may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such person was included by a target business as a condition to any agreement with respect to our initial business combination.

Each of our officers and directors presently has, and in the future may have, additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such opportunity to such entity, subject to their fiduciary duties under Cayman Islands law.

Our amended and restated memorandum and articles of association will provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer, among other persons, shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us, and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which (a) may be a corporate opportunity for any director or officer, on the one hand, and us, on the other or (b) the presentation of which would breach an existing legal obligation of a director or officer to any other entity. The purpose for the surrender of corporate opportunities is to allow officers, directors or other representatives with multiple business affiliations to continue to serve as an officer of our company or on our board of directors. Our officers and directors may from time to time be presented with opportunities that could benefit both another business affiliation and us. In the absence of the “corporate opportunity” waiver in our amended and restated memorandum and articles of association, certain candidates would not be able to serve as an officer or director. We believe we substantially benefit from having representatives who bring significant, relevant and valuable experience to our management, and, as a result, the inclusion of the “corporate opportunity” waiver in our amended and restated memorandum and articles of association will provide us with greater flexibility to attract and retain the officers and directors that we feel are the best candidates. We do not believe, however, that the fiduciary duties or contractual obligations of our officers or directors will materially affect our ability to complete our initial business.

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In addition, our Chief Executive Officer is a managing member of the managing member of our sponsor. We do not believe, however, that the fiduciary duties or contractual obligations of our officers or directors will materially affect our ability to complete our business combination.

In addition, our sponsor and our officers and directors or any of their affiliates may sponsor or form other special purpose acquisition companies similar to ours or may pursue other business or investment ventures during the period in which we are seeking an initial business combination. Any such companies, businesses or investments may present additional conflicts of interest in pursuing an initial business combination. Notwithstanding the foregoing, such officers and directors will continue to have a pre-existing fiduciary obligation to us and we will, therefore, have priority over any special purpose acquisition companies they subsequently join. In addition, because we may consummate a business combination with a target in a broad array of industries, we do not believe that any such potential conflicts would materially affect our ability to complete our initial business combination.

On or prior to the date of this prospectus, we will file a Registration Statement on Form 8-A with the SEC to voluntarily register our securities under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, we will be subject to the rules and regulations promulgated under the Exchange Act. We have no current intention of filing a Form 15 to suspend our reporting or other obligations under the Exchange Act prior or subsequent to the consummation of our initial business combination.

Our sponsor does not have any agreement, arrangement or understanding with us or our officers, directors, or affiliates with respect to determining whether to proceed with a de-SPAC transaction.

Financial Position

With funds available for a business combination initially in the amount of $150,000,000 (assuming no exercise of the over-allotment or redemptions), we offer a target business a variety of options such as creating a liquidity event for its owners, providing capital for the potential growth and expansion of its operations or strengthening its balance sheet by reducing its debt ratio. Because we are able to complete our initial business combination using our cash, debt or equity securities, or a combination of the foregoing, we have the flexibility to use the most efficient combination that will allow us to tailor the consideration to be paid to the target business to fit its needs and desires. However, we have not taken any steps to secure third party financing and there can be no assurance it will be available to us.

Lack of Business Diversification

For an indefinite period of time after the completion of our initial business combination, the prospects for our success may depend entirely on the future performance of a single business. Unlike other entities that have the resources to complete business combinations with multiple entities in one or several industries, it is probable that we will not have the resources to diversify our operations and mitigate the risks of being in a single line of business. By completing our initial business combination with only a single entity, our lack of diversification may:

●	subject us to negative economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact on the particular industry in which we operate after our initial business combination, and

●	cause us to depend on the marketing and sale of a single product or limited number of products or services.

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Limited Ability to Evaluate the Target’s Management Team

Although we intend to closely scrutinize the management of a prospective target business when evaluating the desirability of effecting our initial business combination with that business, our assessment of the target business’s management may not prove to be correct. In addition, the future management may not have the necessary skills, qualifications or abilities to manage a public company. Furthermore, the future role of members of our management team, if any, in the target business cannot presently be stated with any certainty. The determination as to whether any of the members of our management team will remain with the combined company will be made at the time of our initial business combination. While it is possible that one or more of our directors will remain associated in some capacity with us following our initial business combination, it is unlikely that any of them will devote their full efforts to our affairs subsequent to our initial business combination. Moreover, we cannot assure you that members of our management team will have significant experience or knowledge relating to the operations of the particular target business.

We cannot assure you that any of our key personnel will remain in senior management or advisory positions with the combined company. The determination as to whether any of our key personnel will remain with the combined company will be made at the time of our initial business combination.

Following a business combination, we may seek to recruit additional managers to supplement the incumbent management of the target business. We cannot assure you that we will have the ability to recruit additional managers, or that additional managers will have the requisite skills, knowledge or experience necessary to enhance the incumbent management.

Shareholders May Not Have the Ability to Approve Our Initial Business Combination

We may conduct redemptions without a shareholder vote pursuant to the tender offer rules of the SEC subject to the provisions of our amended and restated memorandum and articles of association. However, we will seek shareholder approval if it is required by applicable law or stock exchange listing requirement, or we may decide to seek shareholder approval for business or other reasons. Presented in the table below is a graphic explanation of the types of initial business combinations we may consider and whether shareholder approval is currently required under Cayman Islands law for each such transaction.

Type of Transaction	Whether Shareholder Approval is Required
Purchase of assets	Yes
Purchase of share of target not involving a merger with the company	Yes
Merger of target into a subsidiary of the company	Yes
Merger of the company with a target	Yes

Under Nasdaq listing rules, shareholder approval would be required for our initial business combination if, for example:

●	we issue ordinary shares that will be equal to or in excess of 25.0% of the number of our ordinary shares then outstanding (other than in a public offering);

●	any of our directors, officers or substantial security holders (as defined by Nasdaq rules) has a 5% or greater interest, directly or indirectly, in the target business or assets to be acquired and if the number of ordinary shares to be issued, or if the number of ordinary shares into which the securities may be convertible or exercisable, exceeds either (a) 1% of the number of ordinary shares or 1% of the voting power outstanding before the issuance in the case of any of our directors and officers or (b) 5% of the number of ordinary shares or 5% of the voting power outstanding before the issuance in the case of any substantial securityholders; or

●	the issuance or potential issuance of ordinary shares will result in our undergoing a change of control.

The decision as to whether we will seek shareholder approval of a proposed business combination in those instances in which shareholder approval is not required by applicable law or stock exchange rule will be based on business and other reasons, which include a variety of factors, including, but not limited to:

●	the timing of the transaction, including in the event we determine shareholder approval would require additional time and there is either not enough time to seek shareholder approval or doing so would place the company at a disadvantage in the transaction or result in other additional burdens on the company;

●	the expected cost of holding a shareholder vote;

●	the risk that the shareholders would fail to approve the proposed business combination;

●	other time and budget constraints of the company; and

●	additional legal complexities of a proposed business combination that would be time-consuming and burdensome to present to shareholders.

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Permitted Purchases of Our Securities

If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with the closing of our initial business combination pursuant to the tender offer rules, our sponsor, initial shareholder, directors, executive officers, advisors or their affiliates may purchase shares or public rights in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination, although they are under no obligation or duty to do so. Any such price per share may be different than the amount per share a public shareholder would receive if it elected to redeem its shares in connection with the closing of our initial business combination. Such a purchase may include a contractual acknowledgment that such shareholder, although still the record holder of our shares is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.

In the event that our sponsor, initial shareholder, directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. It is intended that, if Rule 10b-18 would apply to purchases by sponsor, initial shareholder, directors, officers, advisors and their affiliates, then such purchases will comply with Rule 10b-18 under the Exchange Act, to the extent it applies, which provides a safe harbor for purchases made under certain conditions, including with respect to timing, pricing and volume of purchases.

Additionally, at any time at or prior to our initial business combination, subject to applicable securities laws (including with respect to material nonpublic information), our sponsor, initial shareholder, directors, officers, advisors and their affiliates may enter into transactions with investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of our initial business combination or not redeem their public shares. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the trust account will be used to purchase public shares, rights or rights in such transactions.

The purpose of any such transaction could be to (i) reduce the number of public rights outstanding or (ii) to satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our initial business combination, where it appears that such requirement would otherwise not be met.

In addition, if such purchases are made, the public “float” of our Class A ordinary shares or public rights may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

Our sponsor, initial shareholder, officers, directors and/or their affiliates anticipate that they may identify the shareholders with whom our initial shareholder, officers, directors or their affiliates may pursue privately negotiated purchases by either the shareholders contacting us directly or by our receipt of redemption requests submitted by shareholders (in the case of Class A ordinary shares) following our mailing of proxy materials in connection with the closing of our initial business combination. To the extent that our sponsor, officers, directors, advisors or their affiliates enter into a private purchase, they would identify and contact only potential selling shareholders who have expressed their election to redeem their shares for a pro rata share of the trust account or vote against our initial business combination, whether or not such shareholder has already submitted a proxy with respect to our initial business combination but only if such shares have not already been voted at the shareholder meeting related to our initial business combination. Our sponsor, executive officers, directors, advisors or any of their affiliates will select which shareholders to purchase shares from based on a negotiated price and number of shares and any other factors that they may deem relevant and will only purchase shares if such purchases comply with Regulation M under the Exchange Act and the other federal securities laws. Our sponsor, officers, directors and/or their affiliates will be restricted from making purchases of shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act. We expect any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchases are subject to such reporting requirements.

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Our sponsor, initial shareholder, directors, officers and their affiliates will be restricted from making purchases of shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. Additionally, in the event our sponsor, initial shareholder, directors, officers and their affiliates were to purchase public shares or rights from public shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:

●	our registration statement/proxy statement filed for our business combination transaction would disclose the possibility that our sponsor, initial shareholder, directors, officers and their affiliates may purchase public shares or rights from public shareholders outside the redemption process, along with the purpose of such purchases;

●	if our sponsor, initial shareholder, directors, officers and their affiliates were to purchase public shares or rights from public shareholders, they would do so at a price no higher than the price offered through our redemption process;

●	our registration statement/proxy statement filed for our business combination transaction would include a representation that any of our securities purchased by our sponsor, initial shareholder, directors, officers and their affiliates would not be voted in favor of approving the business combination transaction;

●	our sponsor, initial shareholder, directors, officers and their affiliates would not possess any redemption rights with respect to our securities or, if they do acquire and possess redemption rights, they would waive such rights; and

●	we would disclose in a Form 8-K, before our security holder meeting to approve the business combination transaction, the following material items:

●	the amount of our securities purchased outside of the redemption offer by our sponsor, initial shareholder, directors, officers and their affiliates, along with the purchase price;

●	the purpose of the purchases by our sponsor, initial shareholder, directors, officers and their affiliates;

●	the impact, if any, of the purchases by our sponsor, initial shareholder, directors, officers and their affiliates on the likelihood that the business combination transaction will be approved;

●	the identities of our security holders who sold to our sponsor, initial shareholder, directors, officers and their affiliates (if not purchased on the open market) or the nature of our security holders (e.g., 5% security holders) who sold to our sponsor, initial shareholder, directors, officers and their affiliates; and

●	the number of our securities for which we have received redemption requests pursuant to our redemption offer.

Please see “Risk Factors — If we seek shareholder approval of our initial business combination, our sponsor, initial shareholder, directors, executive officers and their affiliates may elect to purchase shares or public rights from public shareholders, which may influence a vote on a proposed business combination and reduce the public “float” of our securities.”

Redemption Rights for Public Shareholders upon Completion of Our Initial Business Combination

We will provide our public shareholders with the opportunity to redeem all or a portion of their Class A ordinary shares (up to an aggregate of 15% of the shares sold in this offering, as described in more detail in this prospectus) that were sold as part of the units in this offering upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of the initial business combination, including interest earned on the funds held in the trust account (which interest shall be net of taxes payable), divided by the number of then outstanding public shares, subject to the limitations and on the conditions described herein. The amount in the trust account is initially anticipated to be $10.00 per public share. Our initial shareholder, sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any founder shares and public shares they may hold in connection with the completion of our initial business combination.

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Limitations on Redemptions

Our proposed initial business combination may impose a minimum cash requirement for: (i) cash consideration to be paid to the target or its owners, (ii) cash for working capital or other general corporate purposes or (iii) the retention of cash to satisfy other conditions. In the event the aggregate cash consideration we would be required to pay for all Class A ordinary shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed initial business combination exceed the aggregate amount of cash available to us, we will not complete the initial business combination or redeem any shares in connection with such initial business combination, and all Class A ordinary shares submitted for redemption will be returned to the holders thereof. We may, however, raise funds through the issuance of equity-linked securities or through loans, advances or other indebtedness in connection with the closing of our initial business combination, including pursuant to forward purchase agreements or backstop arrangements we may enter into following consummation of this offering, in order to, among other reasons, satisfy such net tangible assets or minimum cash requirements.

Manner of Conducting Redemptions

We will provide our public shareholders with the opportunity to redeem all or a portion of their public shares (up to an aggregate of 15% of the shares sold in this offering, as described in more detail in this prospectus) upon the completion of our initial business combination either (i) in connection with a shareholder meeting called to approve the initial business combination or (ii) without a shareholder vote by means of a tender offer. The decision as to whether we will seek shareholder approval of a proposed initial business combination or conduct a tender offer will be made by us, solely in our discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would require us to seek shareholder approval under applicable law or stock exchange listing requirements. Asset acquisitions and share purchases would not typically require shareholder approval while direct mergers with our company where we do not survive and any transactions where we issue more than 20.0% of our outstanding ordinary shares or seek to amend our amended and restated memorandum and articles of association would require shareholder approval. So long as we obtain and maintain a listing for our securities on Nasdaq, we will be required to comply with the Nasdaq’s shareholder approval rules.

The requirement that we provide our public shareholders with the opportunity to redeem their public shares by one of the two methods listed above will be contained in provisions of our amended and restated memorandum and articles of association and will apply whether or not we maintain our registration under the Exchange Act or our listing on Nasdaq. Such provisions may be amended if approved by a special resolution passed by the affirmative vote of at least two-thirds of our ordinary shares which are represented in person or by proxy and are voted at a general meeting of the company, so long as we offer redemption in connection with such amendment.

If we provide our public shareholders with the opportunity to redeem their public shares in connection with a shareholder meeting, we will:

●	conduct the redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, which regulates the solicitation of proxies, and not pursuant to the tender offer rules, and

●	file proxy materials with the SEC.

In the event that we seek shareholder approval of our initial business combination, we will distribute proxy materials and, in connection therewith, provide our public shareholders with the redemption rights described above upon completion of the initial business combination.

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If we seek shareholder approval, we will complete our initial business combination only if we receive the approval of an ordinary resolution under Cayman Islands law and our amended and restated memorandum and articles of association, which requires the affirmative vote of at least a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the company. In accordance with our amended and restated memorandum and articles of association, a quorum for such meeting will be present if the holders of one third of issued and outstanding shares entitled to vote at the meeting are represented in person or by proxy. Our initial shareholder will count towards this quorum and, pursuant to the letter agreement, our sponsor, officers and directors have agreed to vote any founder shares they hold and any public shares purchased during or after this offering (including in open market and privately-negotiated transactions) in favor of our initial business combination (excluding shares they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act, which would not be voted in favor of approving the business combination transaction) in favor of our initial business combination). For purposes of seeking approval of an ordinary resolution, non-votes will have no effect on the approval of our initial business combination once a quorum is obtained. As a result, assuming that only the holders of one-third of our issued and outstanding ordinary shares, representing a quorum under our amended and restated memorandum and articles of association, vote their ordinary shares at a general meeting of the company, we will not need any public shares in addition to our founder shares to be voted in favor of an initial business combination in order to approve an initial business combination. However, if our initial business combination is structured as a statutory merger or consolidation with another company under Cayman Islands law, in addition to obtaining approval of our initial business combination by ordinary resolution, the approval of the statutory merger or consolidation will require a special resolution under Cayman Islands law, which requires the affirmative vote of at least two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the company These quorum and voting thresholds, and the voting agreements of our initial shareholder, may make it more likely that we will consummate our initial business combination. However, if our initial business combination is structured as a statutory merger or consolidation with another company under Cayman Islands law, the approval of our initial business combination will require a special resolution, passed by the affirmative vote of at least two-thirds of the votes cast by the shareholders of the issued shares represented in person or represented by proxy and entitled to vote on such matter at a general meeting of the company and are voted at a general meeting of the company. Each public shareholder may elect to redeem its public shares irrespective of whether they vote for or against the proposed transaction, or whether they do not vote or abstain from voting on the proposed transaction, or whether they were a shareholder on the record date for the shareholder meeting held to approve the proposed transaction.

If a shareholder vote is not required and we do not decide to hold a shareholder vote for business or other legal reasons, we will:

●	conduct the redemptions pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, which regulate issuer tender offers, and

●	file tender offer documents with the SEC prior to completing our initial business combination, which contain substantially the same financial and other information about the initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies.

In the event we conduct redemptions pursuant to the tender offer rules, our offer to redeem will remain open for at least 20 business days, in accordance with Rule 14e-1(a) under the Exchange Act, and we will not be permitted to complete our initial business combination until the expiration of the tender offer period.

Upon the public announcement of our initial business combination, if we elect to conduct redemptions pursuant to the tender offer rules, we or our sponsor will terminate any plan established in accordance with Rule 10b5-1 to purchase our Class A ordinary shares in the open market, in order to comply with Rule 14e-5 under the Exchange Act.

We intend to require our public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to, at the holder’s option, either deliver their share certificates to our transfer agent or deliver their shares to our transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) system, prior to the date set forth in the proxy materials or tender offer documents, as applicable. In the case of proxy materials, this date may be up to two business days prior to the scheduled vote on the proposal to approve the initial business combination. In addition, if we conduct redemptions in connection with a shareholder vote, we intend to require a public shareholder seeking redemption of its public shares to also submit a written request for redemption to our transfer agent two business days prior to the scheduled vote in which the name of the beneficial owner of such shares is included. The proxy materials or tender offer documents, as applicable, that we will furnish to holders of our public shares in connection with the closing of our initial business combination will indicate whether we are requiring public shareholders to satisfy such delivery requirements. We believe that this will allow our transfer agent to efficiently process any redemptions without the need for further communication or action from the redeeming public shareholders, which could delay redemptions and result in additional administrative cost. If the proposed initial business combination is not approved and we continue to search for a target company, we will promptly return any certificates or shares delivered by public shareholders who elected to redeem their shares.

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Our proposed initial business combination may impose a minimum cash requirement for: (i) cash consideration to be paid to the target or its owners, (ii) cash for working capital or other general corporate purposes or (iii) the retention of cash to satisfy other conditions. In the event the aggregate cash consideration we would be required to pay for all Class A ordinary shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed initial business combination exceed the aggregate amount of cash available to us, we will not complete the initial business combination or redeem any shares in connection with such initial business combination, and all Class A ordinary shares submitted for redemption will be returned to the holders thereof. We may, however, raise funds through the issuance of equity-linked securities or through loans, advances or other indebtedness in connection with the closing of our initial business combination, including pursuant to forward purchase agreements or backstop arrangements we may enter into following consummation of this offering, in order to, among other reasons, satisfy such net tangible assets or minimum cash requirements.

Limitation on Redemption Upon Completion of Our Initial Business Combination If We Seek Shareholder Approval

If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with the closing of our initial business combination pursuant to the tender offer rules, our amended and restated memorandum and articles of association will provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to Excess Shares, without our prior consent. We believe this restriction will discourage shareholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to exercise their redemption rights against a proposed business combination as a means to force us or our management to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a public shareholder holding more than an aggregate of 15% of the shares sold in this offering could threaten to exercise its redemption rights if such holder’s shares are not purchased by us, our sponsor or our management at a premium to the then-current market price or on other undesirable terms. By limiting our shareholders’ ability to redeem no more than 15% of the shares sold in this offering without our prior consent, we believe we will limit the ability of a small group of shareholders to unreasonably attempt to block our ability to complete our initial business combination, particularly in connection with a business combination with a target that requires as a closing condition that we have a minimum net worth or a certain amount of cash.

However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination.

Delivering Share Certificates in Connection with the Exercise of Redemption Rights

As described above, we intend to require our public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to, at the holder’s option, either deliver their share certificates to our transfer agent or deliver their shares to our transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) system, prior to the date set forth in the proxy materials or tender offer documents, as applicable. In the case of proxy materials, this date may be up to two business days prior to the scheduled vote on the proposal to approve the initial business combination. In addition, if we conduct redemptions in connection with a shareholder vote, we intend to require a public shareholder seeking redemption of its public shares to also submit a written request for redemption to our transfer agent two business days prior to the scheduled vote in which the name of the beneficial owner of such shares is included. The proxy materials or tender offer documents, as applicable, that we will furnish to holders of our public shares in connection with the closing of our initial business combination will indicate whether we are requiring public shareholders to satisfy such delivery requirements. Accordingly, a public shareholder would have up to two business days prior to the scheduled vote on the initial business combination if we distribute proxy materials, or from the time we send out our tender offer materials until the close of the tender offer period, as applicable, to submit or tender its shares if it wishes to seek to exercise its redemption rights. In the event that a shareholder fails to comply with these or any other procedures disclosed in the proxy or tender offer materials, as applicable, its shares may not be redeemed. Given the relatively short exercise period, it is advisable for shareholders to use electronic delivery of their public shares.

There is a nominal cost associated with the above-referenced process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the broker submitting or tendering shares a fee of approximately $100 and it would be up to the broker whether or not to pass this cost on to the redeeming holder. However, this fee would be incurred regardless of whether or not we require holders seeking to exercise redemption rights to submit or tender their shares. The need to deliver shares is a requirement of exercising redemption rights regardless of the timing of when such delivery must be effectuated.

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Any request to redeem such shares, once made, may be withdrawn at any time up to the date set forth in the proxy materials or tender offer documents, as applicable. Furthermore, if a holder of a public share delivered its certificate in connection with an election of redemption rights and subsequently decides prior to the applicable date not to elect to exercise such rights, such holder may simply request that the transfer agent return the certificate (physically or electronically). It is anticipated that the funds to be distributed to holders of our public shares electing to redeem their shares will be distributed promptly after the completion of our initial business combination.

If our initial business combination is not approved or completed for any reason, then our public shareholders who elected to exercise their redemption rights would not be entitled to redeem their shares for the applicable pro rata share of the trust account. In such case, we will promptly return any certificates delivered by public holders who elected to redeem their shares.

If our initial proposed initial business combination is not completed, we may continue to try to complete an initial business combination with a different target until the end of the completion window.

Redemption of Public Shares and Liquidation if No Initial Business Combination

Our amended and restated memorandum and articles of association will provide that we will have only the duration of the completion window to complete our initial business combination. If we are unable to complete our initial business combination within the completion window, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter (and subject to lawfully available funds therefor), redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (which interest shall be net of taxes payable and less up to $250,000 of interest to pay liquidation and dissolution expenses), divided by the number of then outstanding public shares, which redemption will constitute full and complete payment for the public shares and completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating or other distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our rights, which will expire worthless if we fail to complete our initial business combination within the completion window.

Our initial shareholder, sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have waived their rights to liquidating distributions from the trust account with respect to any founder shares they hold if we fail to complete our initial business combination within the completion window, although they will be entitled to liquidating distributions from assets outside the trust account. However, if our initial shareholder, sponsor or management team acquire public shares in or after this offering, they will be entitled to liquidating distributions from the trust account and liquidating distributions from assets outside the trust account with respect to such public shares if we fail to complete our initial business combination within the completion window.

Our initial shareholder, sponsor, officers and directors have agreed, pursuant to a letter agreement with us, that they will not propose any amendment to our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within the completion window or (B) with respect to any other material provisions relating to (x) the rights of holders of our Class A ordinary shares or (y) pre-initial business combination activity, in each case unless we provide our public shareholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (which interest shall be net of taxes payable), divided by the number of then outstanding public shares.

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $1,930,000 of proceeds held outside the trust account, although we cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing our plan of dissolution, to the extent that there is any interest accrued in the trust account not required to pay taxes, we may request the trustee to release to us an additional amount of up to $250,000 of such accrued interest to pay those costs and expenses.

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If we were to expend all of the net proceeds of this offering and the sale of the private units, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account and any tax payments or expenses for the dissolution of the trust, the per-share redemption amount received by shareholders upon our dissolution would be approximately $10.00. The proceeds deposited in the trust account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our public shareholders. We cannot assure you that the actual per-share redemption amount received by shareholders will not be substantially less than $10.00. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.

Although we will seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will consider whether competitive alternatives are reasonably available to us and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of the company under the circumstances. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. The underwriters of this offering and our independent registered public accounting firm will not execute agreements with us waiving such claims to the monies held in the trust account. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. In order to protect the amounts held in the trust account, our sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us (except for the company’s independent auditors), or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the trust account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, if less than $10.00 per public share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the trust account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. However, we have not asked our sponsor to reserve for such indemnification obligations, nor have we independently verified whether our sponsor has sufficient funds to satisfy its indemnity obligations and we believe that our sponsor’s only assets are securities of our company. Therefore, we cannot assure you that our sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the trust account, the funds available for our initial business combination and redemptions could be reduced to less than $10.00 per public share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the trust account are reduced below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per share due to reductions in the value of the trust assets, in each case net of taxes payable, and our sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per share.

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We will seek to reduce the possibility that our sponsor will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. Our sponsor will also not be liable as to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. We will have access to up to approximately $1,930,000 (or $1,817,500 if the over-allotment option is exercised in full) from the proceeds of this offering and the private placement with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $250,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our trust account could be liable for claims made by creditors. In the event that our offering expenses exceed our estimate of $820,000, we may fund such excess with funds from the funds not to be held in the trust account. In such case, the amount of funds we intend to be held outside the trust account would decrease by a corresponding amount. Conversely, in the event that the offering expenses are less than our estimate of $820,000, the amount of funds we intend to be held outside the trust account would increase by a corresponding amount.

If we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy or insolvency law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, we cannot assure you we will be able to return $10.00 per share to our public shareholders. Additionally, if we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by our shareholders. Furthermore, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Our public shareholders will be entitled to receive funds from the trust account only (i) in the event of the redemption of our public shares if we do not complete our initial business combination within the completion window, (ii) in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within the completion window or (B) with respect to any other material provisions relating to (x) the rights of holders of our Class A ordinary shares or (y) pre-initial business combination activity or (iii) if they redeem their respective shares for cash upon the completion of our initial business combination, subject to applicable law and any limitations (including, but not limited to, cash requirements) created by the terms of the proposed business combination. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account. In the event we seek shareholder approval in connection with the closing of our initial business combination, a shareholder’s voting in connection with the business combination alone will not result in a shareholder’s redeeming its shares to us for an applicable pro rata share of the trust account. Such shareholder must have also exercised its redemption rights described above. These provisions of our amended and restated memorandum and articles of association, like all provisions of our amended and restated memorandum and articles of association, may be amended with a shareholder vote.

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Comparison of Redemption or Purchase Prices in connection with the closing of our initial Business Combination and if We Fail to Complete Our Initial Business Combination.

The following table compares the redemptions and other permitted purchases of public shares that may take place in connection with the completion of our initial business combination and if we are unable to complete our initial business combination within the completion window.

	Redemptions in Connection with our Initial Business Combination	Other Permitted Purchases of Public Shares by our Affiliates	Redemptions if we fail to Complete an Initial Business Combination
Calculation of redemption price	Redemptions at the time of our initial business combination may be made pursuant to a tender offer or in connection with a shareholder vote. The redemption price will be the same whether we conduct redemptions pursuant to a tender offer or in connection with a shareholder vote. In either case, our public shareholders may redeem their public shares for cash equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of the initial business combination (which is initially anticipated to be $10.00 per share), including interest earned on the funds held in the trust account (which interest shall be net of taxes payable), divided by the number of then outstanding public shares, subject to the limitation that no redemption will take place if all of the redemptions would cause the company to be unable to satisfy any limitations (including, but not limited to, cash requirements) agreed to in connection with the negotiation of terms of a proposed business combination.	If we seek shareholder approval of our initial business combination, our initial shareholder, directors, officers, advisors or their affiliates may purchase shares in privately negotiated transactions or in the open market either prior to or following completion of our initial business combination.	If we are unable to complete our initial business combination within the completion window, we will redeem all public shares at a per-share price, payable in cash, equal to the aggregate amount, then on deposit in the trust account (which is initially anticipated to be $10.00 per share), including interest earned on the funds held in the trust account (which interest shall be net of taxes payable and less up to $250,000 of interest to pay liquidation and dissolution expenses) divided by the number of then outstanding public shares.

Impact to remaining shareholders	The redemptions in connection with the closing of our initial business combination will reduce the book value per share for our remaining shareholders, who will bear the burden of interest withdrawn in order to pay our income and franchise taxes (to the extent not paid from amounts accrued as interest on the funds held in the trust account).	If the permitted purchases described above are made, there would be no impact to our remaining shareholders because the purchase price would not be paid by us.	The redemption of our public shares if we fail to complete our initial business combination will reduce the book value per share for the shares held by our initial shareholder, who will be our only remaining shareholders after such redemptions.

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Comparison of This Offering to Those of Blank Check Companies Subject to Rule 419

The following table compares the terms of this offering to the terms of an offering by a blank check company subject to the provisions of Rule 419. This comparison assumes that the gross proceeds, underwriting commissions and underwriting expenses of our offering would be identical to those of an offering undertaken by a company subject to Rule 419, and that the underwriters will not exercise their over-allotment option. None of the provisions of Rule 419 apply to our offering.

	Terms of Our Offering	Terms Under a Rule 419 Offering
Escrow of offering proceeds	$150,000,000 of the net proceeds of this offering and the sale of the private units will be deposited into a trust account located in the United States at Citibank, N.A., with Equiniti Trust Company, LLC acting as trustee.	Approximately $[134,325,000] of the offering proceeds, representing the gross proceeds of this offering less allowable underwriting commissions, expenses and company deductions under Rule 419, would be required to be deposited into either an escrow account with an insured depositary institution or in a separate bank account established by a broker-dealer in which the broker-dealer acts as trustee for persons having the beneficial interests in the account.

Investment of net proceeds	$150,000,000 of the net proceeds of this offering and the sale of the private units held in trust will be held as cash (including in interest bearing demand deposits) or invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations.	Proceeds could be invested only in specified securities such as a money market fund meeting conditions of the Investment Company Act or in securities that are direct obligations of, or obligations guaranteed as to principal or interest by, the United States.

Receipt of interest on escrowed funds	Interest on proceeds from the trust account to be paid to shareholders is reduced by (i) any taxes paid or payable and (ii) in the event of our liquidation for failure to complete our initial business combination within the allotted time, up to $250,000 of interest that may be released to us should we have no or insufficient working capital to fund the costs and expenses of our dissolution and liquidation.	Interest on funds in escrow account would be held for the sole benefit of investors, unless and only after the funds held in escrow were released to us in connection with our completion of a business combination.

Limitation on fair value or net assets of target business	We must complete one or more business combinations having an aggregate fair market value of at least 80% of our assets held in the trust account (excluding any taxes payable on the income earned on the trust account) at the time of the agreement to enter into the initial business combination.	The fair value or net assets of a target business must represent at least 80% of the maximum offering proceeds.

Trading of securities issued	The units are expected to begin trading on or promptly after the date of this prospectus. The Class A ordinary shares and rights comprising the units will begin separate trading on the 52nd day following the date of this prospectus unless D. Boral informs us of its decision to allow earlier separate trading, subject to our having filed the Current Report on Form 8-K described below and having issued a press release announcing when such separate trading will begin. If the over-allotment option is exercised following the initial filing of such Current Report on Form 8-K, a second or amended Current Report on Form 8-K will be filed to provide updated financial information to reflect the exercise of the over-allotment option.	No trading of the units or the underlying Class A ordinary shares and rights would be permitted until the completion of a business combination. During this period, the securities would be held in the escrow or trust account.

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Election to remain an investor	We will provide our public shareholders with the opportunity to redeem their public shares, regardless of whether they abstain, vote for, or against, our initial business combination, for cash at a per share price equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of our initial business combination, including interest earned on the funds held in the trust account (which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, upon the completion of our initial business combination, subject to the limitations described herein. We may not be required by law to hold a shareholder vote. If we are not required by law and do not otherwise decide to hold a shareholder vote, we will, pursuant to our amended and restated memorandum and articles of association, conduct the redemptions pursuant to the tender offer rules of the SEC and file tender offer documents with the SEC which will contain substantially the same financial and other information about the initial business combination and the redemption rights as is required under the SEC’s proxy rules. If, however, we hold a shareholder vote, we will, like many blank check companies, offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If we seek shareholder approval, we will complete our initial business combination only if the business combination is approved by an ordinary resolution under Cayman Islands law, which requires the affirmative vote of at least a simple majority of such holders as, being entitled to do so, vote in person or represented by proxy (where allowed) at a general meeting of the company (and, where a poll is taken, regard shall be had in computing a majority to the number of votes to which each holder is entitled). However, if our initial business combination is structured as a statutory merger or consolidation with another company under Cayman Islands law, the approval of our initial business combination will require a special resolution, which requires the affirmative vote of at least two-thirds of the holders of the issued ordinary shares as, being entitled to do so, vote in person or by proxy (where allowed) at the applicable general meeting of the company. Additionally, each public shareholder may elect to redeem their public shares irrespective of whether they vote for or against the proposed transaction, or whether they do not vote or abstain from voting on the proposed transaction, or whether they were a public shareholder on the record date for the general meeting held to approve the proposed transaction.

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Business combination deadline	If we are unable to complete our initial business combination within such 24-month time period, we will, (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter (and subject to lawfully available funds therefor), redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (which interest shall be net of taxes payable, if any, and less up to $250,000 of interest to pay liquidation and dissolution expenses), divided by the number of then outstanding public shares, which redemption will constitute full and complete payment for the public shares and completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating or other distributions, if any), subject to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law, and (iii) as promptly as possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.	If an acquisition has not been completed within the completion window, funds held in the trust or escrow account are returned to investors.

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Release of funds	Except for the withdrawal of interest to pay our taxes, none of the funds held in trust will be released from the trust account until the earliest of (i) the completion of our initial business combination, (ii) the redemption of our public shares if we are unable to complete our initial business combination within the closing window, subject to applicable law, and (iii) the redemption of our public shares properly elected to redeem upon the effectiveness of, following a shareholder vote to approve, an amendment to our amended and restated memorandum and articles of association not for the purpose of approving, or in conjunction with the consummation of, an initial business combination (A) to modify the substance or timing of our obligation to allow redemption in connection with the closing of our initial business combination or to redeem 100% of our public shares if we have not consummated an initial business combination within the completion window or (B) with respect to any other material provisions relating to (x) the rights of holders of our Class A ordinary shares or (y) pre-initial business combination activity, or (iv) the repurchase of shares by means of a tender offer prior to the consummation of an initial business combination.	The proceeds held in the escrow account are not released until the earlier of (i) the completion of a business combination; (ii) the redemption of any public shares properly elected to redeem upon the effectiveness of, following a shareholder vote, an amendment to our amended and restated memorandum and articles of association not for the purpose of approving, or in conjunction with the consummation of, an initial business combination (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we have not consummated an initial business combination within the completion window or to redeem 100% of our public shares if we do not complete our initial business combination within the completion window or (B) with respect to any other material provisions relating to (x) the rights of holders of our Class A ordinary shares or (y) pre-initial business combination activity, (iii) the repurchase of shares by means of a tender offer prior to the consummation of an initial business combination and (iv) the failure to effect a business combination within the allotted time.

Delivering share certificates in connection with the exercise of redemption rights	We intend to require our public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to, at the holder’s option, either deliver their share certificates to our transfer agent or deliver their shares to our transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) system, prior to the date set forth in the proxy materials or tender offer documents, as applicable. In the case of proxy materials, this date may be up to two business days prior to the scheduled vote on the proposal to approve the initial business combination. In addition, if we conduct redemptions in connection with a shareholder vote, we intend to require a public shareholder seeking redemption of its public shares to also submit a written request for redemption to our transfer agent two business days prior to the scheduled vote in which the name of the beneficial owner of such shares is included. The proxy materials or tender offer documents, as applicable, that we will furnish to holders of our public shares in connection with the closing of our initial business combination will indicate whether we are requiring public shareholders to satisfy such delivery requirements, which will include the requirement that any beneficial owner on whose behalf a redemption right is being exercised must identify itself in order to validly redeem its shares. Accordingly, a public shareholder would have up to two business days prior to the scheduled vote on the initial business combination if we distribute proxy materials, or from the time we send out our tender offer materials until the close of the tender offer period, as applicable, to submit or tender its shares if it wishes to seek to exercise its redemption rights.	Many blank check companies provide that a shareholder can vote against a proposed business combination and check a box on the proxy card indicating that such shareholder is seeking to exercise its redemption rights. After the business combination is approved, the company would contact such shareholder to arrange for delivery of its share certificates to verify ownership.

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Limitation on redemption rights of shareholders holding more than 15% of the shares sold in this offering if we hold a shareholder vote	If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with the closing of our initial business combination pursuant to the tender offer rules, our amended and restated memorandum and articles of association will provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares sold in this offering, without our prior consent.	Many blank check companies provide no restrictions on the ability of shareholders to redeem shares based on the number of shares held by such shareholders in connection with an initial business combination.

However, we would not restrict our shareholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination.

Competition

In identifying, evaluating and selecting a target business for our initial business combination, we may encounter competition from other entities having a business objective similar to ours, including other special purpose acquisition companies, private equity groups and leveraged buyout funds, public companies and operating businesses seeking strategic acquisitions. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Moreover, many of these competitors possess similar or greater financial, technical, human and other resources than us. Our ability to acquire larger target businesses will be limited by our available financial resources. This inherent limitation gives others an advantage in pursuing the acquisition of a target business. Furthermore, our obligation to pay cash in connection with our public shareholders who exercise their redemption rights may reduce the resources available to us for our initial business combination and our outstanding rights, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses. Either of these factors may place us at a competitive disadvantage in successfully negotiating an initial business combination.

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Facilities

Our principal executive offices are located at 851 Broken Sound Parkway NW, Suite 280, Boca Raton, Florida 33487. We consider our current office space adequate for our current operations.

Employees

We currently have two executive officers: William Brock, our Chief Executive Officer; and Thomas Zipser, our Chief Financial Officer. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the business combination process we are in. We do not intend to have any full time employees prior to the completion of our initial business combination.

Periodic Reporting and Financial Information

We will register our units, Class A ordinary shares and rights under the Exchange Act and have reporting obligations, including the requirement that we file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, our annual reports will contain financial statements audited and reported on by our independent registered public accountants.

We will provide shareholders with audited financial statements of the prospective target business as part of the proxy solicitation materials or tender offer documents sent to shareholders to assist them in assessing the target business. In all likelihood, these financial statements will need to be prepared in accordance with, or reconciled to, GAAP, or IFRS, depending on the circumstances, and the historical financial statements may be required to be audited in accordance with the standards of the PCAOB. These financial statement requirements may limit the pool of potential target businesses we may conduct an initial business combination with because some targets may be unable to provide such statements in time for us to disclose such statements in accordance with federal proxy rules and complete our initial business combination within the prescribed time frame. We cannot assure you that any particular target business identified by us as a potential business combination candidate will have financial statements prepared in accordance with the requirements outlined above, or that the potential target business will be able to prepare its financial statements in accordance with the requirements outlined above. To the extent that these requirements cannot be met, we may not be able to acquire the proposed target business. While this may limit the pool of potential business combination candidates, we do not believe that this limitation will be material.

We will be required to evaluate our internal control procedures for the fiscal year ending December 31, 2026 as required by the Sarbanes-Oxley Act. Only in the event we are deemed to be a large accelerated filer or an accelerated filer, and no longer qualify as an emerging growth company, will we be required to have our internal control procedures audited. A target business may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such business combination.

On or prior to the date of this prospectus, we will file a Registration Statement on Form 8-A with the SEC to voluntarily register our securities under Section 12 of the Exchange Act. As a result, we will be subject to the rules and regulations promulgated under the Exchange Act. We have no current intention of filing a Form 15 to suspend our reporting or other obligations under the Exchange Act prior or subsequent to the consummation of our initial business combination.

We are a Cayman Islands exempted company. Exempted companies are Cayman Islands companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Companies Act. As an exempted company, we have applied for and received a tax exemption undertaking from the Cayman Islands government that, in accordance with Section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, for a period of 30 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of us.

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We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A ordinary shares that are held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our ordinary shares held by non-affiliates is equal to or exceeds $250 million as of the prior June 30th, or (2) our annual revenues equaled to or exceeded $100 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates is equal to or exceeds $700 million as of the prior June 30th.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team and our board of directors in their capacity as such.

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MANAGEMENT

Officers and Directors

Our officers and directors are as follows:

Name	Age	Title
William Brock	75	Chief Executive Officer, President and Director
Thomas Zipser	42	Chief Financial Officer, Treasurer, Secretary and Director
Darwin Hunt	41	Director
Yosef Milgrom	45	Director
Julien Machot	44	Director

William Brock, our Chief Executive Officer, President and a director, has served since 2009 as the founder and Chief Executive Officer of Iron Rock, LLC, a diversified financial services company that focuses on merchant banking, commodities and financial instruments. Iron Rock has raised hundreds of millions of dollars for selected hedge funds, private equity funds and selected companies in multiple business sectors. His career in financial services began in September 1977 with investment banking at Merrill Lynch and subsequently led to executive positions at First Boston and Goldman Sachs in May 1986 and May 1999, respectively. At both First Boston and Goldman Sachs, Mr. Brock was a senior member of the Short-Term Finance department, where he was responsible for the firms’ major clients and was instrumental in opening and developing the Yankee debt markets for Asian sovereigns and industrial and financial companies, raising billions of dollars. In addition, at Goldman Sachs, Mr. Brock held senior positions in the short term and fixed income capital markets departments, from 1991 to 1996. He served, between 1996 and 1999,as the global head of the medium-term note product area at Goldman Sachs, building it into the number one position in the industry both in the United States and European markets. While holding these positions, Mr. Brock had extensive interaction with Fortune 500 companies and major corporate and sovereign entities in Europe and Asia. In addition, he served as the head of the fixed income derivative desk for structured notes at Salomon Brothers, from September 1996 to May 1999. From 1999 to 2003, Mr. Brock was the president of an internet company focused on the merger and acquisitions business, and in 1994 he founded a leverage buyout firm which successfully invested in a portfolio of industrial companies, through 1996. Mr. Brock is a cum laude graduate of Harvard College (BA) and a graduate of The Harvard Business School with a master’s degree in business administration (MBA). Mr. Brock holds Series 7 and 63 licenses.

Thomas Zipser, our Chief Financial Officer, Treasurer, Secretary and a director, is the founder and a Managing Director at Deer Pond Capital, a middle market investment bank, since April 2025. Mr. Zipser is also the founder and has been a Managing Partner of Deer Pond Partners, a direct investment firm focused on acquiring majority positions in private companies and minority positions in public companies, since July 2024. Deer Pond Partners’ most recent investment was in the first two rounds of QXO (NYSE: QXO). Before founding Deer Pond Capital and Deer Pond Partners, Mr. Zipser was with the New York investment bank of Esposito Securities, from October 2014 to February 2015, first as a Vice President and then as Head of the New York office. From May 2006 to August 2014, Mr. Zipser worked at G.C. Andersen Partners, a New York based merchant bank, advising companies and making principal investments for the firm. He has gained diverse transaction experience advising private equity groups and corporate clients across a wide range of industries, including energy, food and beverage, business services, consumer products, education, financials, healthcare and diversified industrials. His career also includes roles at Ferris Baker Watts (now Royal Bank of Canada), from September 20024 to May 2005 and September 2005 to May 2006, Banco Santander from May 2005 to August 2005, and Bear Stearns & Co (now J.P. Morgan Chase & Co.) from May 2004 to August 2004. Mr. Zipser also served as a board member for Safer Technology and Eco Concepts from July 2015 to September 2023, and CFO of Brimstone Consulting, now ZRG Partners Consulting, from October 2021 to June 2024. He is also, since September 2022, a board member and CFO of Connective Health Strategies, a revenue cycle management company, and a board member of Truviax, LLC, a software company, since April 2025. Mr. Zipser received a B.A. in Political Science from the Johns Hopkins University. Mr. Zipser holds Series 7, 63 and 79 licenses.

Darwin Hunt, a director since inception, has served as a Managing Partner of Wade Capital, a family office, since November 2019, where he serves as the principals’ closest strategic partner guiding portfolio companies, shaping new ventures, and driving execution across the family office. Over the last five years, Mr. Hunt has played a central role in building the operational backbone of Wade Capital’s diverse investment ecosystem. In the years following the 2008 financial crisis, he led the acquisition and sale of over $100 million of distressed mortgages. For over a decade, Mr. Hunt has invested in private technology companies in various stages of growth, and serves as an advisor to founders navigating scale and complexity across multiple industries. He has a B.A. in Economics from Middlebury College, where he was a member of the men’s ice hockey team and a three-time NCAA National Champion.

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Yosef Milgrom, a director since inception, has served as a Managing Partner and Portfolio Manager at Montauk Court Partners, a transactional and strategic advisory firm, since February 2024. Montauk Court evaluates investment opportunities in a wide variety of asset classes and geographies including public companies, private companies, development stage companies, and other ventures. Under the guidance of Mr. Milgrom, Montauk Court facilitates, originates and structures investments and exits from investments. Mr. Milgrom is also President of Chi Squared Capital Inc., an investment firm, since June 2012. From March 2008 through February 2024, Mr. Milgrom served as a Managing Director at LH Financial, a firm focused on evaluating small and mid-cap investments for a family office. Mr. Milgrom began his career at HillMark Capital in December 2005, where he focused on corporate credit and Collateralized Loan Obligations, through December 2007. He serves on the board of directors of Hindi’s Libraries, a 501(c)(3) charitable organization, that gifts books to children across the globe. Mr. Milgrom received his Masters in Business Administration, with a focus on Accounting and Finance, from Fordham and a B.A. from Yeshiva University in the Biological Sciences.

Julien Machot, a director since October 22, 2025, has over 20 years of experience in finance and private equity. Since April 2017, he has served as a board member, Managing Partner and a member of the Investment Committee of VERSO Group SARL, with headquarters in Luxembourg, where he is responsible for strategy and investor relations and having deployed over $800 million in assets under management across real estate, private equity and venture capital investments. From February 2014 to June 2017, he was a UHNW Private Banker at EFG Bank (SWX:EFGN). He has successfully completed over 215 investments in his career in industries such as finance, mobility, biotech, and foodtech. Mr. Machot is a member of our sponsor, and he currently lives in Dubai, UAE, where in February 2025 he joined Apolonia Capital, an investment bank under the patronage of His Highness Sheikh Al Juma Al Maktoum, the uncle of the Crown Prince in Dubai, where he is a Managing Partner. He is also a director of Turtle Tree Labs Pty Ltd., a biotech company in Singapore, since January 2021. Mr. Machot received a VC University Certificate of Completion from the University of California and an MSc. International Trade from CESCI University of La Sorbonne Nouvelle in Paris, France.

We believe our management team is well positioned to take advantage of investment opportunities focused on the financial services industry and that our contacts and relationships will allow us to generate an attractive transaction for our shareholders.

We believe that our independent directors have a broad range of financial, management leadership, operational, investment and other industry experience within the healthcare and financial industries. Over the course of their careers, our directors have developed a broad international network of contacts and corporate relationships, and they have gained extensive experience with acquisitions, divestitures and corporate strategy and implementation, which we believe will significantly benefit us as we evaluate potential acquisition or merger candidates, as well as following the completion of our initial business combination.

Number and Terms of Office of Officers and Directors

Our board of directors consists of five members. Approval of our initial business combination will require the affirmative vote of a majority of our board directors, which must include a majority of our independent directors. Subject to any other special rights applicable to the shareholders, prior to our initial business combination, any vacancies on our board of directors may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of our board of directors. Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our amended and restated memorandum and articles of association as it deems appropriate. Subject to the Companies Act, our board of directors is authorized to appoint persons to the offices of Chairman of the Board, a Chief Executive Officer, a President, a Chief Operating Officer, a Chief Financial Officer, Vice Presidents, a Secretary, Assistant Secretaries, a Treasurer and any other offices as may be determined by the board of directors.

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Director Independence

The Nasdaq listing rules require that a majority of our board of directors be independent within one year of our initial public offering. An “independent director” is defined generally as a person that, in the opinion of the company’s board of directors, has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Upon the effectiveness of the registration statement of which this prospectus forms a part, we expect to have three “independent directors” as defined in the Nasdaq rules and applicable SEC rules prior to completion of this offering. Our board has determined that each of Messrs. Hunt, Milgrom and Machot is an independent director under applicable SEC and Nasdaq rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Officer and Director Compensation

ClearThink 1 Sponsor Manager LLC, the managers of which are William Brock, our Chief Executive Officer, and Ari Brown, a Managing Director at ClearThink Capital, is the sole managing member of our sponsor which paid a nominal aggregate purchase price of $25,000 for the founder shares, or approximately $0.004 per share. They will purchase private units through the sponsor, that if, along with the right to receive founder shares through their shares held in the sponsor, will result in our public shareholders to incur immediate and substantial dilution upon the closing of this offering, assuming no value is ascribed to the rights included in the units. None of our directors or officers have received any cash compensation for services rendered to us. No cash finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by us to our sponsor, officers and directors, or any affiliate of theirs, for services rendered prior to, or for any services rendered in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is). However, as more fully discussed in the section of this prospectus entitled “The Offering — Limited payments to insiders” these individuals will be entitled to certain payments including, but not limited to, reimbursement for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Additionally, these individuals will be eligible to receive a transfer or reallocation of founder shares for any extraordinary services rendered in order to identify or effectuate the consummation of our initial business combination. Our audit committee will review on a quarterly basis all payments that were made to our sponsor, officers or directors, or our or their affiliates. Any such payments prior to an initial business combination will be made using funds held outside the trust account. Other than quarterly audit committee review of such payments, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with identifying and consummating an initial business combination.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our shareholders in connection with a proposed initial business combination. We have not established any limit on the amount of such fees that may be paid by the combined company to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed initial business combination, because the directors of the post-combination business will be responsible for determining officer and director compensation. Any compensation to be paid to our officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.

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Committees of the Board of Directors

Upon the effective date of the registration statement of which this prospectus forms a part, our board of directors will have three standing committees: an audit committee; a compensation committee; and a nominating and corporate governance committee. Subject to phase-in rules, the Nasdaq listing rules and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and Nasdaq listing rules require that the compensation committee and the nominating and corporate governance committee of a listed company be comprised solely of independent directors. Each committee will operate under a charter that will be approved by our board of directors and will have the composition and responsibilities described below. The charter of each committee will be available on our website following the closing of this offering.

Audit Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will establish an audit committee of the board of directors. The initial members of our audit committee will be Darwin Hunt, Yosef Milgrom, and Julien Machot, each of whom meet the independent director standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Exchange Act. [_____] will serve as chairperson of the audit committee.

Each member of the audit committee is financially literate and our board of directors has determined that each of them has accounting or related financial management expertise and that each of Darwin Hunt and Yosef Milgrom qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

We will adopt an audit committee charter, which will detail the principal functions of the audit committee, including:

●	assisting board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent auditor’s qualifications and independence, and (4) the performance of our internal audit function and independent auditors; the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

●	pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures; reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

●	setting clear policies for audit partner rotation in compliance with applicable laws and regulations; obtaining and reviewing a report, at least annually, from the independent auditors describing (1) the independent auditor’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

●	meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing our specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

●	reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will establish a compensation committee of the board of directors. The initial members of our compensation committee will be Darwin Hunt, Yosef Milgrom, and Julien Machot. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent. Darwin Hunt, Yosef Milgrom, and Julien Machot are independent and [_____] chairs the compensation committee.

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We will adopt a compensation committee charter, which will detail the principal functions of the compensation committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our chief executive officer’s compensation, evaluating our chief executive officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our chief executive officer based on such evaluation;

●	reviewing and making recommendations to our board of directors with respect to the compensation, and any incentive compensation and equity based plans that are subject to board approval of all of our other officers;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

●	producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

No compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing shareholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of an initial business combination. Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

The charter will also provide that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser.

However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by the Nasdaq and the SEC.

Nominating and Corporate Governance Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will establish a nominating and corporate governance committee of the board of directors. The members of our nominating and corporate governance are Darwin Hunt, Yosef Milgrom, and Julien Machot, and [_____] serves as chair of the nominating and corporate governance committee.

We adopted a nominating and corporate governance committee charter, which details the purpose and responsibilities of the nominating and corporate governance committee, including:

●	identifying, screening and reviewing individuals qualified to serve as directors, consistent with criteria approved by the board, and recommending to the board of directors candidates for nomination for appointment at the annual general meeting of shareholders or to fill vacancies on the board of directors;

●	developing and recommending to the board of directors and overseeing implementation of our corporate governance guidelines;

●	coordinating and overseeing the annual self-evaluation of the board of directors, its committees, individual directors and management in the governance of the company; and

●	reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

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The charter also provides that the nominating and corporate governance committee may, in its sole discretion, retain or obtain the advice of, and terminate, any search firm to be used to identify director candidates, and will be directly responsible for approving the search firm’s fees and other retention terms.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders. Prior to our initial business combination, holders of our public shares will not have the right to recommend director candidates for nomination to our board of directors.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, or in the past year has served, as a member of the compensation committee of any entity that has one or more officers serving on our board of directors.

Code of Ethics

Prior to the consummation of this offering, we will adopt a Code of Ethics applicable to our directors, officers and employees. We will file a copy of our Code of Ethics as an exhibit to the registration statement of which this prospectus is a part. You will be able to review this document by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Ethics and the charters of the committees of our board of directors will be provided without charge upon request from us. See the section of this prospectus entitled “Where You Can Find Additional Information.” If we make any amendments to our Code of Ethics other than technical, administrative or other non-substantive amendments, or grant any waiver, including any implicit waiver, from a provision of the Code of Ethics applicable to our principal executive officer, principal financial officer principal accounting officer or controller or persons performing similar functions requiring disclosure under applicable SEC or Nasdaq rules, we will disclose the nature of such amendment or waiver on our website. The information included on our website is not incorporated by reference into this Form 10-K or in any other report or document we file with the SEC, and any references to our website are intended to be inactive textual references only.

Conflicts of Interest

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

(i)	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

(ii)	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

(iii)	directors should not improperly fetter the exercise of future discretion;

(iv)	duty to exercise authority for the purpose for which it is conferred and a duty to exercise powers fairly as between different sections of shareholders;

(v)	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

(vi)	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.

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Our officers and directors presently have, and any of them in the future may have additional, fiduciary or contractual obligations to another entity pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, subject to their fiduciary duties under Cayman Islands law. Our amended and restated memorandum and articles of association will provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer or sponsor shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us; and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which (a) may be a corporate opportunity for any director or officer or sponsor, on the one hand, and us, on the other, or (b) the presentation of which would breach an existing legal obligation of a member of, director, officer or sponsor to, any other entity. We do not believe, however, that the fiduciary duties or contractual obligations of our officers or directors will materially affect our ability to complete our initial business combination.

Below is a table summarizing the entities to which our executive officers and directors currently have fiduciary duties or contractual obligations:

Individual	Entity	Entity’s Business	Affiliation/Title
William Brock	Iron Rock LLC	Finance and financial services	CEO
	ClearThink 1 Sponsor Manager LLC	SPAC sponsor affiliate	Managing Member
Thomas Zipser	Deer Pond Capital, Ltd.	Investment banking	Founder & Managing Director
	Deer Pond Partners Manager, LLC	Private equity	Founder & Managing Director
	Deer Pond Partners X, LLC	Private equity	Founder & Managing Partner
	Connective Health Strategies	Revenue cycle management software and services	Director
	Truviax, LLC	Lead generation software for lending industry	Director
Darwin Hunt	Wade & Company; Wade Capital	Family office	Managing Partner
Yosef Milgrom	Montauk Court Partners LLC	Investments	Founder and President
	Chi Squared Capital Inc.	Investments	Founder
	Hindi’s Libraries	Charitable organization	Director
Julien Machot	VERSO Group SARL	Private equity and real estate investments	Board Member, Managing Partner & Member of Investment Committee
	Apolonia Capital	Investment banking	Managing Partner
	TurtleTree Labs Pty Ltd.	Biotechnology	Director

Potential investors should also be aware of the following other potential conflicts of interest:

●	Our executive officers and directors are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and our search for a business combination and their other businesses. We do not intend to have any full-time employees prior to the completion of our initial business combination. Each of our executive officers is engaged in several other business endeavors for which he may be entitled to substantial compensation, and our executive officers are not obligated to contribute any specific number of hours per week to our affairs.

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●	Our sponsor paid a nominal aggregate purchase price of $25,000 for the founder shares, or approximately $0.005 per share. Accordingly, William Brock (who is our Chief Executive Officer), a manager of ClearThink 1 Sponsor Manager LLC, the managing member of our sponsor, may be deemed to beneficially own all shares in our sponsor, may be more willing to pursue a business combination with a riskier or less-established target business than would be the case if our sponsor had paid the same per share price for the founder shares as our public shareholders paid for their public shares.

●	Our initial shareholder purchased founder shares prior to the date of this prospectus and will purchase private units in a transaction that will close simultaneously with the closing of this offering. Our initial shareholder has entered into agreements with us, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares and any public shares they hold in connection with the completion of our initial business combination. The other members of our management team have entered into agreements similar to the one entered into by our initial shareholder with respect to any public shares acquired by them in or after this offering. Additionally, our initial shareholder has agreed to waive their rights to liquidating distributions from the trust account with respect to their founder shares if we fail to complete our initial business combination within the prescribed time frame or any extended period of time that we may have to consummate an initial business combination as a result of an amendment to our amended and restated memorandum and articles of association, although they will be entitled to liquidating distributions from assets outside the trust account. If we do not complete our initial business combination within such applicable time period, the proceeds of the sale of the private units held in the trust account will be used to fund the redemption of our public shares, and the private units will be worthless.

●	Additionally, our initial shareholder has agreed not to transfer, assign or sell any of their founder shares and any Class A ordinary shares issuable upon conversion thereof for a period ending on the earlier of six months after the completion of our initial business combination or the date on which the closing price of the Class A ordinary shares exceeds $11.50 for any 20 trading days within a 30-trading day period following the closing of our initial business combination; except to certain permitted transferees and under certain circumstances as described herein under “Principal Shareholders — Transfers of Founder Shares and Private Units.” Any permitted transferees will be subject to the same restrictions and other agreements of our initial shareholder with respect to any founder shares. Although no such transfers or cancellations are contemplated, we could agree to permit such transfer or cancellation to facilitate the closing of a business combination. Any permitted transferees will be subject to the same restrictions and other agreements of our initial shareholder with respect to any founder shares. We refer to such transfer restrictions throughout this prospectus as the lock-up. Notwithstanding the foregoing, if we consummate a transaction after our initial business combination which results in our shareholders having the right to exchange their shares for cash, securities or other property, the founder shares and private units will be released from the lock-up. Because each of our executive officers and directors will own ordinary shares or rights directly or indirectly, they may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.

●	Certain members of our management team may receive compensation upon consummation of our initial business combination, and accordingly, they may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination as such compensation will not be received unless we consummate such business combination.

●	In the event our sponsor or an affiliate of sponsor or certain of our officers and directors provides loans to us to finance transaction costs and/or incur expenses on our behalf in connection with an initial business combination, such persons may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination as such loans may not be repaid and/or such expenses may not be reimbursed unless we consummate such business combination.

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●	Our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

We are not prohibited from pursuing an initial business combination with a business combination target that is affiliated with our sponsor, officers or directors or completing the business combination through a joint venture or other form of shared ownership with our sponsor, officers or directors. In the event we seek to complete our initial business combination with a business combination target that is affiliated with our sponsor, executive officers or directors, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm which is a member of FINRA or another independent entity that commonly renders valuation opinions stating that the consideration to be paid by the company in such initial business combination is fair to our company from a financial point of view. We are not required to obtain such an opinion in any other context. Furthermore, in no event will our sponsor or any of our existing officers or directors, or any of their respective affiliates, be paid by the company any finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the completion of our initial business combination. Further, commencing on the date our securities are first listed on Nasdaq, we will also pay our sponsor (and/or its affiliates or designees) an aggregate of up to $15,000 per month for office space, secretarial and administrative services provided to members of our management team.

We cannot assure you that any of the above mentioned conflicts will be resolved in our favor.

In the event that we submit our initial business combination to our public shareholders for a vote, we will complete our initial business combination only if the business combination is approved by an ordinary resolution under Cayman Islands law, which requires the affirmative vote of a simple majority of such holders as, being entitled to do so, vote in person or by proxy (where allowed) at a general meeting of the company (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each holder is entitled). In such case, our initial shareholder has agreed to vote their founder shares, and they and the other members of our management team have agreed to vote any founder shares they hold and any shares purchased during or after the offering in favor of our initial business combination.

Limitation on Liability and Indemnification of Officers and Directors

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect or actual fraud. Accordingly, our amended and restated memorandum and articles of association will provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. We expect to purchase a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

Our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the trust account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the trust account for any reason whatsoever (except to the extent they are entitled to funds from the trust account due to their ownership of public shares). Accordingly, any indemnification provided will only be able to be satisfied by us if (i) we have sufficient funds outside of the trust account or (ii) we consummate an initial business combination.

Our indemnification obligations may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

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PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this prospectus, and as adjusted to reflect the sale of our Class A ordinary shares included in the units offered by this prospectus, and assuming no purchase of units in this offering, by:

●	each person known by us to be the beneficial owner of more than 5% of our issued and outstanding ordinary shares;

●	each of our directors and officers; and

●	all our directors and officers as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all of our ordinary shares beneficially owned by them. The following table does not reflect record or beneficial ownership of any Class A ordinary shares issuable upon conversion of any rights, as these rights are not convertible into ordinary shares within 60 days of the date of this prospectus.

On October 14, 2025, our sponsor paid $25,000, or approximately $0.004 per share, in exchange for the issuance of 5,750,000 founder shares. Prior to the initial investment in the company of $25,000 by the sponsor, we had no assets, tangible or intangible. The purchase price of the founder shares was determined by dividing the amount of cash contributed to the company by the number of founder shares issued. The number of founder shares outstanding was determined based on the expectation that the total size of this offering would be a maximum of 17,250,000 units if the underwriters’ over-allotment option is exercised in full, and therefore that such founder shares would represent approximately 25% of the outstanding shares after this offering. Up to 750,000 of the founder shares will be forfeited depending on the extent to which the underwriters’ over-allotment option is exercised. The post-offering percentages in the following table assume that the underwriters do not exercise their over-allotment option, that our initial shareholder have forfeited 750,000 founder shares, and that there are 20,350,000 ordinary shares, consisting of (i) 15,000,000 Class A ordinary shares; (ii) 5,000,000 Class B ordinary shares, and (iii) 350,000 private shares included in the private units issued and outstanding after this offering.

	Number of Class A Ordinary Shares	Approximate Percentage of Outstanding Class A Ordinary Shares		Number of Class B Ordinary Shares	Approximate Percentage of Outstanding Class B Ordinary Shares
Name and Address of Beneficial Owner(1)	Beneficially Owned	Before Offering	After Offering	Beneficially Owned	Before Offering	After Offering
ClearThink 1 Sponsor LLC(2)(3)(4)	350,000	-	1.72%	5,750,000	100%	100%
William Brock(3)	-	-	-	-	-	-
Thomas Zipser	-	-	-	-	-	-
Darwin Hunt	-	-	-	-	-	-
Yosef Milgrom	-	-	-	-	-	-
Julien Machot	-	-	-	-	-	-
All officers and directors as a group (5 persons)	350,000	-	1.72%	5,750,000	100%	100%

*	Less than one percent.
(1)	Unless otherwise noted, the business address of each of the following is c/o ClearThink 1 Acquisition Corp., 851 Broken Sound Parkway NW, Boca Raton, Florida 33487.
(2)	The number and percentage of Class A ordinary shares does not include the private rights comprising a part of the private units to be purchased by the sponsor concurrently with the consummation of this offering. The Class B ordinary shares, all of which are founder shares, will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of our initial business combination, or earlier at the option of the holders thereof, subject to adjustment, as described in the section entitled “Description of Securities” and with respect to the interests held after this offering, Class A ordinary shares issuable pursuant to a private placement.
(3)	ClearThink 1 Sponsor LLC is the record holder of the shares reported herein. ClearThink 1 Sponsor Manager LLC, the managers of which are William Brock, our Chief Executive Officer, and Ari Brown, a Managing Director at ClearThink Capital LLC, is the sole managing members of ClearThink 1 Sponsor LLC. Mr. Brock and Mr. Brown have sole voting and investment discretion with respect to the ordinary shares held of record by ClearThink 1 Sponsor LLC. ClearThink Capital LLC is wholly-owned by Robert Steven Brown. Pursuant to an Insider Letter to be entered into between our initial shareholders and the Underwriters, ClearThink 1 Sponsor LLC has agreed not to transfer, assign or sell any of their founder shares and private units, excluding any public units and underlying public shares and public rights that may be purchased in the offering, for a period ending on the earlier of six months after the completion of our initial business combination or the date on which the closing price of the Class A ordinary shares exceeds $11.50 for any 20 trading days within a 30-trading day period following the closing of our initial business combination; except to certain permitted transferees and under certain circumstances as described herein under “Principal Shareholders — Transfers of Founder Shares and Private Units.”
(4)	Includes up to 750,000 founder shares that will be forfeited depending on the extent to which the underwriters’ over-allotment option is exercised.

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Immediately after this offering, our initial shareholder will beneficially own approximately 25% of the then issued and outstanding ordinary shares (assuming they do not purchase any units in this offering and excluding the Class A ordinary shares underlying the private units). Only the holder(s) of the Class B ordinary shares will have the right to vote on the appointment and removal of directors, or continuing the company in a jurisdiction outside the Cayman Islands (including any special resolution required to amend the constitutional documents of the company or to adopt new constitutional documents of the company, in each case, as a result of the company approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands). Because of this ownership block, our initial shareholder may be able to effectively influence the outcome of all other matters requiring approval by our shareholders, including amendments to our amended and restated memorandum and articles of association and approval of significant corporate transactions including our initial business combination.

Private units

Our sponsor has committed to purchase 350,000 private units at a price of $10.00 per unit in a private placement that will close simultaneously with the closing of this offering. A portion of the purchase price of the private units will be added to the proceeds from this offering to be held in the trust account such that at the time of closing of this offering $150,000,000 (or $172,500,000 if the underwriters exercise their over-allotment option in full) will be held in the trust account. If we do not complete our initial business combination within the completion window, the proceeds of the sale of the private units held in the trust account will be used to fund the redemption of our public shares, and the private units will be worthless. The private units are subject to the transfer restrictions described above.

Our sponsor is deemed to be our “promoter”, as such term is defined under the federal securities laws.

The underwriters will receive the same underwriting discount on any units purchased by these entities as it will on any other units sold to the public in this offering. Any trading decisions made by any of the foregoing entities will be made by them based on market conditions at the time of the proposed sale or redemption. The underwriters’ affiliates will not receive any economic or other interest in our sponsor.

Transfers of Founder Shares and Private Units

The founder shares, private units, private shares, private rights and any Class A ordinary shares issued upon conversion or exercise thereof are each subject to transfer restrictions pursuant to lock-up provisions in a letter agreement entered into by our initial shareholder and management team. Those lock-up provisions provide that such securities are not transferable or salable, for a period ending on the earlier of six months after the completion of our initial business combination or the date on which the closing price of the Class A ordinary shares exceeds $11.50 for any 20 trading days within a 30-trading day period following the closing of our initial business combination, except (a) to our officers or directors, any affiliate or family member of any of our officers or directors, any affiliate of our sponsor or to any member of the sponsor, any of their affiliates; (b) in the case of an individual, as a gift to such person’s immediate family or to a trust, the beneficiary of which is a member of such person’s immediate family, an affiliate of such person or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of such person; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with any forward purchase agreement or similar arrangement or in connection with the consummation of a business combination at prices no greater than the price at which the shares or rights were originally purchased; (f) by virtue of the laws of the Cayman Islands or our sponsor’s operating agreement, (g) in the event of our liquidation prior to our consummation of our initial business combination; or (h) in the event that, subsequent to our consummation of an initial business combination, we complete a liquidation, merger, share exchange or other similar transaction which results in all of our shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property; provided, however, that in the case of clauses (a) through (f) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions and the other restrictions contained in the letter agreement. In addition, we could agree to permit the holder(s) of our founder shares to transfer shares or agree to cancel such securities. Although no such transfers or cancellations are contemplated, we could agree to permit such transfer or cancellation to facilitate the closing of a business combination.

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Assuming no liquidation, merger, share exchange, reorganization or other similar transaction takes place, lock-ups on securities owned by any of our initial shareholders would expire as follows:

Founder Shares	Private Units
For a period ending on the earlier of six months after the completion of our initial business combination or the date on which the closing price of the Class A ordinary shares exceeds $11.50 for any 20 trading days within a 30-trading day period following the closing of our initial business combination. Notwithstanding the foregoing, if the Company consummates a transaction after its initial business combination which results in its shareholders having the right to exchange their shares for cash, securities or other property, the founder shares will be released from the lock-up.	For a period ending on the earlier of six months after the completion of our initial business combination or the date on which the closing price of the Class A ordinary shares exceeds $11.50 for any 20 trading days within a 30-trading day period following the closing of our initial business combination. Notwithstanding the foregoing, if we consummate a transaction after our initial business combination which results in our shareholders having the right to exchange their shares for cash, securities or other property, the private units will be released from the lock-up.

Registration Rights

The holder(s) of the founder shares, private units (and underlying securities) and any units (and underlying securities) that may be issued on conversion of working capital loans will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of this offering requiring us to register such securities for resale. The holder(s) of these securities will be entitled to make up to three demands, excluding short form registration demands, that we register such securities. In addition, the holder(s) have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion of our initial business combination and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement will provide that we will not be required to effect or permit any registration or cause any registration statement to become effective until termination of the applicable lock-up period as described under “Principal Shareholders — Transfers of Founder Shares and Private Units.” We will bear the expenses incurred in connection with the filing of any such registration statements.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

On October 14, 2025, our sponsor paid $25,000, or approximately $0.004 per share, in exchange for the issuance of 5,750,000 Class B ordinary shares. The number of founder shares outstanding was determined based on the expectation that the total size of this offering would be a maximum of 17,250,000 units if the underwriters’ over-allotment option is exercised in full, and therefore that such founder shares would represent approximately 25% of the outstanding shares after this offering, excluding the Class A ordinary shares underlying the private units, if any. Up to 750,000 of the founder shares will be forfeited depending on the extent to which the underwriters’ over-allotment option is exercised. If we increase or decrease the size of the offering, we will effect a share capitalization or a share repurchase or redemption or other appropriate mechanism, as applicable, with respect to our Class B ordinary shares immediately prior to the consummation of this offering in such amount as to maintain the number of founder shares at approximately 25% of our issued and outstanding ordinary shares upon the consummation of this offering (excluding the private shares included in the private units, if any).

Our sponsor or its affiliates has committed to purchase an aggregate of 350,000 private units at a price of $10.00 per unit in a private placement that will close simultaneously with the closing of this offering. The private units will be identical to the public units sold in this offering except that, so long as they are held by our sponsor or its permitted transferees, (i) will be subject to lock-up arrangements for a period ending on the earlier of six months after the completion of our initial business combination or the date on which the closing price of the Class A ordinary shares exceeds $11.50 for any 20 trading days within a 30-trading day period following the closing of our initial business combination, subject to certain limited exceptions, (ii) and will be entitled to registration rights. A portion of the purchase price of the private units will be added to the proceeds from this offering to be held in the trust account such that at the time of closing of this offering $150,000,000 (or $172,500,000 if the underwriters exercise their over-allotment option in full) will be held in the trust account. If we do not complete an initial business combination within 24 months from the closing of this offering, unless we extend the amount of time we have to consummate an initial business combination by obtaining shareholder approval to amend our amended and restated memorandum and articles of association, the proceeds from the sale of the private units will be included in the liquidating distribution to our public shareholders and the private units will be worthless. The private units and are subject to the transfer restrictions described above. Otherwise, the private units have terms and provisions that will be identical to those of the units being sold in this offering. While we do not currently intend to seek such shareholder approval, we may elect to do so in the future. There is no limit on the number of extensions that we may seek. If we do not or are unable to extend the time period to consummate our initial business combination, our sponsor’s investment in our founder shares and our private units will be worthless.

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Our principal executive offices are located at 851 Broken Sound Parkway NW, Suite 280, Boca Raton, Florida 33487. We consider our current office space adequate for our current operations. No compensation of any kind, including finder’s and consulting fees, will be paid by the company to our sponsor, executive officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of an initial business combination without shareholder approval. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our sponsor, officers, directors or our or their affiliates.

As of [●], our sponsor advanced $[●] to us for working capital purposes. This amount was subsequently reclassified to a promissory note entered into with our sponsor on October 14, 2025 (the “Note”), when our sponsor agreed to loan us up to $500,000 pursuant to the Note. The Note is non-interest bearing, unsecured and due on the earlier of December 31, 2025 or the closing of this offering or the date on which the Company determines to not proceed with this offering. We intend to repay the Note from the proceeds of this offering not being placed in the Trust Account. As of [●], we had $[__] of borrowings under the Note.

In addition, in order to finance transaction costs in connection with an intended initial business combination, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required on a non-interest basis. If we complete an initial business combination, we would repay such loaned amounts. In the event that the initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into private units at a price of $10.00 per unit, at the option of the lender. The units would be identical to the private units. Except as set forth above, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. Prior to the completion of our initial business combination, we do not expect to seek loans from parties other than our sponsor or an affiliate of our sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.

Any of the foregoing payments to our sponsor, repayments of loans from our sponsor or repayments of working capital loans prior to our initial business combination will be made using funds held outside the trust account.

Commencing on the date of this offering, we will agree to reimburse our sponsor or an affiliate thereof in an amount equal to $15,000 per month for office space, administrative and support services. We will cease paying these monthly fees upon completion of our initial business combination or our liquidation.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our shareholders, to the extent then known, in the proxy solicitation or tender offer materials, as applicable, furnished to our shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a shareholder meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.

We have entered into a registration rights agreement with respect to the founder shares and private units, which is described under the heading “Principal Shareholders — Registration Rights.”

Policy for Approval of Related Party Transactions

The audit committee of our board of directors will adopt a policy setting forth the policies and procedures for its review and approval or ratification of “related party transactions.” A “related party transaction” is any consummated or proposed transaction or series of transactions: (i) in which the company was or is to be a participant; (ii) the amount of which exceeds (or is reasonably expected to exceed) the lesser of $120,000 or 1% of the average of the company’s total assets at year end for the prior two completed fiscal years in the aggregate over the duration of the transaction (without regard to profit or loss); and (iii) in which a “related party” had, has or will have a direct or indirect material interest. “Related parties” under this policy will include: (i) our directors, nominees for director or executive officers; (ii) any record or beneficial owner of more than 5% of any class of our voting securities; (iii) any immediate family member of any of the foregoing if the foregoing person is a natural person; and (iv) any other person who maybe a “related person” pursuant to Item 404 of Regulation S-K under the Exchange Act. Pursuant to the policy, the audit committee will consider (i) the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s-length dealings with an unrelated third party, (ii) the extent of the related party’s interest in the transaction, (iii) whether the transaction contravenes our Code of Ethics or other policies, (iv) whether the audit committee believes the relationship underlying the transaction to be in the best interests of the company and its shareholders and (v) the effect that the transaction may have on a director’s status as an independent member of the board and on his or her eligibility to serve on the board’s committees. Management will present to the audit committee each proposed related party transaction, including all relevant facts and circumstances relating thereto. Under the policy, we may consummate related party transactions only if our audit committee approves or ratifies the transaction in accordance with the guidelines set forth in the policy. The policy will not permit any director or executive officer to participate in the discussion of, or decision concerning, a related person transaction in which he or she is the related party.

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DESCRIPTION OF SECURITIES

We are a Cayman Islands exempted company and our affairs are governed by our amended and restated memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. Pursuant to our amended and restated memorandum and articles of association which will be adopted prior to the consummation of this offering, we will be authorized to issue 440,000,000 Class A ordinary shares, $0.0001 par value each, 40,000,000 Class B ordinary shares, $0.0001 par value each, as well as 20,000,000 preferred shares, $0.0001 par value each. The following description summarizes certain terms of our share capital as set out more particularly in our amended and restated memorandum and articles of association. Because it is only a summary, it may not contain all the information that is important to you.

Units

Public Units

Each unit has an offering price of $10.00 and consists of one Class A ordinary share and one right. Each right entitles the holder thereof to receive one-tenth of one Class A ordinary share upon the consummation of an initial business combination. Rights will only convert into a whole number of Class A ordinary shares. As a result, a right holder must hold ten rights to receive one Class A ordinary share at the closing of the initial business combination. The Class A ordinary shares and rights comprising the units are expected to begin separate trading on the 52nd day following the date of this prospectus unless D. Boral informs us of its decision to allow earlier separate trading, subject to our having filed the Current Report on Form 8-K described below and having issued a press release announcing when such separate trading will begin. Once the Class A ordinary shares and rights commence separate trading, holders will have the option to continue to hold units or separate their units into the component securities. Holders will need to have their brokers contact our transfer agent in order to separate the units into Class A ordinary shares and rights.

Private Units

The private units (including the rights or ordinary shares issuable upon conversion of the rights) will not be transferable, assignable or salable pursuant to lock-up arrangements for a period ending on the earlier of six months after the completion of our initial business combination or the date on which the closing price of the Class A ordinary shares exceeds $11.50 for any 20 trading days within a 30-trading day period following the closing of our initial business combination, except, among other limited exceptions as described under “Principal Shareholders,” to our officers and directors and other persons or entities affiliated with the sponsor. Otherwise, the private units have terms and provisions that are identical the units sold in this offering. The price of the private units was determined in negotiations between our sponsor and the underwriter for this offering, with reference to the prices paid by initial shareholder for such units in special purpose acquisition companies, which have recently consummated their initial public offerings.

If we do not consummate an initial business combination within 24 months from the closing of this offering, unless we extend the amount of time we have to consummate an initial business combination by obtaining shareholder approval to amend our amended and restated memorandum and articles of association, the proceeds from the sale of the private units held in the trust account will be used to fund the redemption of our public shares (subject to the requirements of applicable law) and the private units (and the underlying securities) will expire worthless.

In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. Up to $1,500,000 of such loans may be convertible into units at a price of $10.00 per unit at the option of the lender at the time of the business combination. The units would be identical to the private units sold in the private placement.

Each of the units that may be issued upon conversion of working capital loans shall be identical to the private units. Following the expiration of the lock-up described under “Principal Shareholders — Transfers of Founder Shares and Private Units” with respect to the private units, units upon conversion of working capital loans and extension loans and their respective underlying securities, such securities will be transferable, assignable or saleable, subject to an effective registration statement covering such securities or an applicable exemption from registration.

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Ordinary Shares

Prior to the date of this prospectus, there were 5,750,000 Class B ordinary shares, all of which were held of record by our initial shareholder, so that our initial shareholder will own approximately 25% of our issued and outstanding shares after this offering (assuming our initial shareholder does not purchase any units in this offering and not including the Class A ordinary shares included in the private units).

Up to 750,000 of the founder shares will be forfeited by our initial shareholder depending on the extent to which the underwriters’ over-allotment option is exercised. Upon the closing of this offering, 20,350,000 of our ordinary shares will be outstanding (assuming no exercise of the underwriters’ over-allotment option and the corresponding forfeiture of 750,000 founder shares by our initial shareholder) including:

●	5,000,000 Class B ordinary shares held by our initial shareholder;

●	15,000,000 Class A ordinary shares underlying the units being offered in this offering; and

●	350,000 ordinary shares underlying the private units.

If we increase or decrease the size of this offering, we will effect a share dividend or share contribution back to capital or other appropriate mechanism, as applicable, with respect to our Class B ordinary shares immediately prior to the consummation of the offering in such amount as to maintain the ownership of our initial shareholder at approximately 25% of our issued and outstanding ordinary shares (excluding the private shares included in the private units, if any) upon the consummation of this offering.

Except as described below, ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Holders of Class A ordinary shares and the holder(s) of the Class B ordinary shares will vote together as a single class on all matters submitted to a vote of our shareholders except as required by law. Unless otherwise specified in our amended and restated memorandum and articles of association, or as required by applicable provisions of the Companies Act or applicable stock exchange rules, the affirmative vote of at least a simple majority of the holders of the issued ordinary shares as, being entitled to do so, vote in person or by proxy (where allowed) at a general meeting of the company is required to approve any such matter voted on by our shareholders. Approval of certain actions will require a special resolution under Cayman Islands law, being the affirmative vote of at least two-thirds of the holders of the issued ordinary shares as, being entitled to do so, vote in person or represented by proxy (where allowed) at the applicable general meeting of the company, and pursuant to our amended and restated memorandum and articles of association; such actions include amending our amended and restated memorandum and articles of association and approving a statutory merger or consolidation with another company. There is no cumulative voting with respect to the appointment of directors, with the result that the holders of more than 50% of the shares voted for the appointment of directors can appoint all of the directors. However, prior to the closing of our initial business combination, only the holder(s) of the Class B ordinary shares will be entitled to vote on the appointment and removal of directors, or continuing the company in a jurisdiction outside the Cayman Islands (including any special resolution required to amend the constitutional documents of the company or to adopt new constitutional documents of the company, in each case, as a result of the company approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands). Our shareholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

Because our amended and restated memorandum and articles of association authorize the issuance of up to 440,000,000 Class A ordinary shares, if we were to enter into a business combination, we may (depending on the terms of such a business combination) be required to increase the number of Class A ordinary shares which we are authorized to issue at the same time as our shareholders vote on the business combination to the extent we seek shareholder approval in connection with the closing of our initial business combination.

Our board of directors is of one class with each director being elected and serving one-year terms.

In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual general meeting until one year after our first fiscal year end following our listing on Nasdaq. There is no requirement under the Companies Act for us to hold annual general meetings or any extraordinary general meetings to elect directors. We may not hold an annual general meeting to appoint new directors prior to the consummation of our initial business combination. Prior to the completion of an initial business combination, any vacancy on the board of directors may be filled by a nominee chosen by the vote of a majority of the remaining directors. If there is an annual general meeting, or if the sponsor or our Board calls an extraordinary meeting of shareholders, our initial shareholder, because of its ownership position, will have considerable influence regarding the outcome.

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We will provide our public shareholders with the opportunity to redeem, regardless of whether they abstain, vote for, or against, our initial business combination, all or a portion of their public shares (up to an aggregate of 15% of the shares sold in this offering, as described in more detail in this prospectus) upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of our initial business combination, including interest earned on the funds held in the trust account (which interest shall be net of taxes payable), divided by the number of then outstanding public shares, subject to the limitations described herein. The amount in the trust account is initially anticipated to be $10.00 per public share. Our initial shareholder, sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any founder shares and public shares they hold in connection with the completion of our initial business combination. Unlike many special purpose acquisition companies that hold shareholder votes and conduct proxy solicitations in conjunction with their initial business combinations and provide for related redemptions of public shares for cash upon completion of such initial business combinations even when a vote is not required by law, if a shareholder vote is not required by law and we do not decide to hold a shareholder vote for business or other legal reasons, we will, pursuant to our amended and restated memorandum and articles of association, conduct the redemptions pursuant to the tender offer rules of the SEC, and file tender offer documents with the SEC prior to completing our initial business combination. Our amended and restated memorandum and articles of association require these tender offer documents to contain substantially the same financial and other information about our initial business combination and the redemption rights as is required under the SEC’s proxy rules. If, however, a shareholder approval of the transaction is required by law, or we decide to obtain shareholder approval for business or other legal reasons, we will, like many special purpose acquisition companies, offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If we seek shareholder approval, we will complete our initial business combination only if the business combination is approved by an ordinary resolution under Cayman Islands law, which requires the affirmative vote of at least a simple majority of such holders as, being entitled to do so, vote in person or represented by proxy (where allowed) at a general meeting of the company (and, where a poll is taken, regard shall be had in computing a majority to the number of votes to which each holder is entitled). However, if our initial business combination is structured as a statutory merger or consolidation with another company under Cayman Islands law, the approval of the statutory merger or consolidation will require a special resolution under Cayman Islands law, which requires the affirmative vote of at least two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy (where allowed) at the applicable general meeting of the company. However, the participation of our sponsor, officers, directors, advisors or their affiliates in privately-negotiated transactions (as described in this prospectus), if any, could result in the approval of our initial business combination even if a majority of our public shareholders vote, or indicate their intention to vote, against such initial business combination. For purposes of seeking approval of an ordinary resolution, non-votes will have no effect on the approval of our initial business combination once a quorum is obtained. Our amended and restated memorandum and articles of association require that at least five [clear] days’ notice will be given of any general meeting.

If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with the closing of our initial business combination pursuant to the tender offer rules, our amended and restated memorandum and articles of association will provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to Excess Shares, without our prior consent. However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination. Our shareholders’ inability to redeem the Excess Shares will reduce their influence over our ability to complete our initial business combination, and such shareholders could suffer a material loss in their investment if they sell such Excess Shares on the open market. Additionally, such shareholders will not receive redemption distributions with respect to the Excess Shares if we complete our initial business combination. And, as a result, such shareholders will continue to hold that number of shares exceeding 15% and, in order to dispose such shares would be required to sell their shares in open market transactions, potentially at a loss.

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If we seek shareholder approval in connection with the closing of our initial business combination, we will complete out initial business combination only if the business combination is approved by an ordinary resolution under Cayman Islands law, which requires the affirmative vote of a simple majority of such holders as, being entitled to do so, vote in person or by proxy (where allowed) at a general meeting of the company (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each holder is entitled). In such case, our initial shareholder, sponsor, officers and directors have agreed to vote any founder shares they hold and any public shares purchased during or after this offering in favor of our initial business combination (excluding shares they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act, which would not be voted in favor of approving the business combination transaction) in favor of our initial business combination). As a result, assuming that only the holders of one-third of our issued and outstanding ordinary shares, representing a quorum under our amended and restated memorandum and articles of association, vote their shares at a general meeting of the company, we will not need any public shares in addition to our founder shares to be voted in favor of an initial business combination in order to approve an initial business combination. However, if our initial business combination is structured as a statutory merger or consolidation with another company under Cayman Islands law, the approval of our initial business combination will require a special resolution, passed by the affirmative vote of at least two-thirds of the votes cast by the shareholders of the issued shares represented in person or represented by proxy and entitled to vote on such matter at a general meeting of the company and are voted at a general meeting of the company. Additionally, each public shareholder may elect to redeem their public shares irrespective of whether they vote for or against the proposed transaction or whether they were a public shareholder on the record date for the general meeting held to approve the proposed transaction.

Pursuant to our amended and restated memorandum and articles of association, if we are unable to complete our initial business combination within the completion window, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, subject to lawfully available funds, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (which interest shall be net of taxes payable and less up to $250,000 to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will constitute full and complete payment and completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distribution or other distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law. Our initial shareholder has entered into agreements with us, pursuant to which they have agreed to waive their rights to liquidating distributions from the trust account with respect to their founder shares if we fail to complete our initial business combination within the completion window, although they will be entitled to liquidating distributions from assets outside the trust account. However, if our initial shareholder or management team acquire public shares in or after this offering, they will be entitled to liquidating distributions from the trust account and to liquidating distributions from assets outside the trust account with respect to such public shares if we fail to complete our initial business combination within the prescribed time period.

In the event of a liquidation, dissolution or winding up of the company after a business combination, our shareholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of shares, if any, having preference over the ordinary shares. Our shareholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the ordinary shares, except that we will provide our public shareholders with the opportunity to redeem their public shares for cash at a per share price equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (which interest shall be net of taxes payable), divided by the number of then outstanding public shares, upon the completion of our initial business combination, subject to the limitations described herein.

Founder Shares

The founder shares are comprised of 5,750,000 Class B ordinary shares. The Class B ordinary shares, except as described below, are identical to the Class A ordinary shares included in the units being sold in this offering. Holder(s) of founder shares have the same shareholder rights as public shareholders, except that (i) the founder shares are subject to certain transfer restrictions, as described in more detail below, (ii) the founder shares are entitled to registration rights; (iii) our sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to (A) waive their redemption rights with respect to their founder shares and public shares in connection with the completion of our initial business combination, (B) waive their redemption rights with respect to their founder shares and public shares in connection with a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association (a) to modify the substance or timing of our obligation to allow redemption in connection with the closing of our initial business combination or to redeem 100% of our public shares if we have not consummated an initial business combination within the completion window or (b) with respect to any other material provisions relating to (x) the rights of holders of our Class A ordinary shares or (y) pre-initial business combination activity, (C) waive their rights to liquidating distributions from the trust account with respect to their founder shares if we fail to complete our initial business combination within the completion window, although they will be entitled to liquidating distributions from the trust account and to liquidating distributions from assets outside the trust account with respect to any public shares they hold if we fail to complete our initial business combination within such time period and (D) vote any founder shares held by them and any public shares purchased during or after this offering (including in open market and privately-negotiated transactions) in favor of our initial business combination, (iv) the Class B ordinary shares are automatically convertible into Class A ordinary shares concurrently with or immediately following the consummation of our initial business combination, or earlier at the option of the holders thereof, subject to adjustment as described in this prospectus, and (v) prior to the closing of our initial business combination, only the holder(s) of the Class B ordinary shares will be entitled to vote on the appointment and removal of directors, or continuing the company in a jurisdiction outside the Cayman Islands (including any special resolution required to amend the constitutional documents of the company or to adopt new constitutional documents of the company, in each case, as a result of the company approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands).

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The Class B ordinary shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of our initial business combination, or earlier at the option of the holder thereof, on a one-for-one basis, subject to adjustment, as described in this registration statement.

In the case that additional Class A ordinary shares or equity-linked securities are issued or deemed issued in connection with the closing of our initial business combination, the number of Class A ordinary shares held by the initial shareholder will equal, in the aggregate, on an as-converted basis, approximately 25% of the total number of Class A ordinary shares outstanding after such conversion (after giving effect to any redemptions of Class A ordinary shares by public shareholders and not including the Class A ordinary shares included in the private units), including the total number of Class A ordinary shares issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the company in connection with or in relation to the consummation of the initial business combination, excluding any Class A ordinary shares or equity-linked securities or rights exercisable for or convertible into Class A ordinary shares issued, or to be issued, to any seller in the initial business combination and any private units issued to our sponsor, officers or directors upon conversion of working capital loans, provided that such conversion of founder shares will never occur on a less than one-for-one basis.

With certain limited exceptions, the founder shares are not transferable, assignable or salable (except to our officers and directors and other persons or entities affiliated with our sponsor, each of whom will be subject to the same transfer restrictions) for a period ending on the earlier of six months after the completion of our initial business combination or the date on which the closing price of the Class A ordinary shares exceeds $11.50 for any 20 trading days within a 30-trading day period following the closing of our initial business combination; except to certain permitted transferees and under certain circumstances as described herein under “Principal Shareholders — Transfers of Founder Shares and Private Units.” In addition, we could agree to permit the holder(s) of our founder shares to transfer shares or agree to cancel such securities. Although no such transfers or cancellations are contemplated, we could agree to permit such transfer or cancellation to facilitate the closing of a business combination. Any permitted transferees will be subject to the same restrictions and other agreements of our initial shareholder with respect to any founder shares. We refer to such transfer restrictions throughout this prospectus as the lock-up. Notwithstanding the foregoing, if we consummate a transaction after our initial business combination which results in our shareholders having the right to exchange their shares for cash, securities or other property, the founder shares and private units will be released from the lock-up. Up to 750,000 founder shares will be forfeited by our initial shareholder depending on the exercise of the over-allotment option.

Register of Members

Under the Companies Act, we must keep a register of members and there will be entered therein:

●	the names and addresses of the members of the company, with the addition of a statement of the shares held by each member, and the statement shall:

●	distinguish each share by its number (so long as the share has a number);

●	confirm the amount paid, or agreed to be considered as paid, on the shares of each member;

●	confirm the number and category of shares held by each member; and

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●	confirm whether each relevant category of shares held by a member carries voting rights under the articles of association of the Company, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members will be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members.

Upon the closing of this public offering, the register of members will be immediately updated to reflect the issue of shares by us. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of our ordinary shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

Preferred Shares

Our amended and restated memorandum and articles of association authorize 20,000,000 preferred shares and provide that preferred shares may be issued from time to time in one or more series. Our board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors will be able to, without shareholder approval, issue preferred shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the ordinary shares and could have anti-takeover effects. The ability of our board of directors to issue preferred shares without shareholder approval could have the effect of, among other things, one or more of the following: delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preferred shares outstanding at the date hereof. Although we do not currently intend to issue any preferred shares, we cannot assure you that we will not do so in the future. No preferred shares are being issued or registered in this offering.

Rights

Public Shareholders’ Rights

Except in cases where we are not the surviving company in a business combination, each holder of a right will automatically receive one-tenth of one Class A ordinary share upon consummation of our initial business combination, even if the holder of a public right converted all Class A ordinary shares held by him, her or it in connection with the initial business combination or an amendment to our amended and restated memorandum and articles of association with respect to our pre-business combination activities. As a result, you must hold ten rights to receive one Class A ordinary share at the closing of the initial business combination. In the event we will not be the surviving company upon completion of our initial business combination, each holder of a right will be required to affirmatively convert his, her or its rights in order to receive the one-tenth of a share underlying each right upon consummation of the business combination. No additional consideration will be required to be paid by a holder of rights in order to receive his, her or its additional Class A ordinary shares upon consummation of an initial business combination. The Class A shares issuable upon conversion of the rights will be freely tradable (except to the extent held by affiliates of ours). If we enter into a definitive agreement for a business combination in which we will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the Class A ordinary share will receive in the transaction on an as-converted into ordinary share basis.

We will not issue fractional Class A ordinary shares in connection with an exchange of rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with Cayman Islands law. As a result, you must hold rights in multiples of ten in order to receive Class A ordinary shares for all of your rights upon closing of a business combination. If we are unable to complete an initial business combination within the completion window and we liquidate the funds held in the trust account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from our assets held outside of the trust account with respect to such rights. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of an initial business combination. Additionally, in no event will we be required to cash settle the rights. Accordingly, the rights may expire worthless.

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The rights will be issued in registered form under a rights agreement between VStock Transfer LLC, as rights agent, and us. The rights agreement provides that the terms of the rights may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of a majority of the then outstanding rights in order to make any change that adversely affects the interests of the registered holders.

Private Rights

The private rights (including the Class A ordinary shares issuable upon conversion of the private rights) will not be transferable, assignable or salable pursuant to lock-up arrangements, for a period ending on the earlier of six months after the completion of our initial business combination or the date on which the closing price of the Class A ordinary shares exceeds $11.50 for any 20 trading days within a 30-trading day period following the closing of our initial business combination (except, among other limited exceptions as described under “Principal Shareholders — Transfers of Founder Shares and Private Units,” to our officers and directors and other persons or entities affiliated with the initial purchasers of the private units). The private rights have terms and provisions that will be identical to those of the rights being sold as part of the units in this offering.

Dividends

We have not paid any cash dividends on our ordinary shares to date and do not intend to pay cash dividends prior to the completion of our business combination. The payment of cash dividends following the completion of our initial business combination will be within the discretion of our board of directors at such time and will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of our initial business combination. There is no certainty that we will be in a position to, or decide to, pay cash dividends after completing our initial business combination. If we increase or decrease the size of this offering, pursuant to Rule 462(b) under the Securities Act, we will effect a share capitalization or other appropriate mechanism immediately prior to the consummation of the offering in such amount as to maintain the number of founder shares at 25.0% of our issued and outstanding ordinary shares (excluding the private shares included in the private units, if any) upon the consummation of this offering. Further, if we incur any indebtedness in connection with the closing of our initial business combination, our ability to declare dividends following the completion of our initial business combination may be limited by restrictive covenants we may agree to in connection therewith.

Our Transfer Agent and Rights Agent

The transfer agent for our ordinary shares and rights agent for our rights is VStock Transfer LLC. We have agreed to indemnify VStock Transfer LLC in its roles as transfer agent and rights agent, its agents and each of its shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity. VStock Transfer LLC has agreed that it has no right of set-off or any right, title, interest or claim of any kind to, or to any monies in, the trust account, and has irrevocably waived any right, title, interest or claim of any kind to, or to any monies in, the trust account that it may have now or in the future. Accordingly, any indemnification provided will only be able to be satisfied, or a claim will only be able to be pursued, solely against us and our assets outside the trust account and not against the any monies in the trust account or interest earned thereon.

Certain Differences in Corporate Law

Cayman Islands companies are governed by the Companies Act. The Companies Act is modeled on English Law but does not follow recent English Law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

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Mergers and Similar Arrangements. In certain circumstances, the Companies Act allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands exempted company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction) so as to form a single surviving company.

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (a) a special resolution (usually the affirmative vote of at least two-thirds of the votes cast by the shareholders of the issued shares present in person or represented by proxy and entitled to vote on such matter at a general meeting of the company and are voted at a general meeting of the company) of the shareholders of each company; or (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary company) and its subsidiary company, provided that the parent company is the surviving entity and a copy of the plan of merger is given to every member of each subsidiary company to be merged unless that member otherwise agrees. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the directors of the Cayman Islands exempted company are required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands exempted company, the directors of the Cayman Islands exempted company are further required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

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Where the above procedures are adopted, the Companies Act provides certain limited appraisal rights for dissenting shareholders to be paid a payment of the fair value of his or her shares upon their dissenting to the merger or consolidation in certain circumstances if they follow a prescribed procedure. In essence, where such rights apply, that procedure is as follows: (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and (e) if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder may) must file a petition with the Cayman Islands Grand Court of the Cayman Islands to determine the fair value of all dissenting shares and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. A shareholder who dissents must do so in respect of all shares that such person holds in the constituent company. Upon the giving of a notice of dissent under paragraph (c) above, the shareholder to whom the notice relates shall cease to have any of the rights of a shareholder except the right to be paid the fair value of that person’s shares and certain rights specified in the Companies Act. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters dissenting shareholders holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, commonly referred to in the Cayman Islands as “schemes of arrangement” which may be tantamount to a merger. Schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedures for which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by (i) in relation to a compromise or arrangement between a company and its creditors or any class of them, a majority in number of such creditors or each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such creditors or class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose; and (ii) in relation to a compromise or arrangement between a company and its shareholders or any class of them, shareholders who represent 75% in value of the company’s shareholders or class of shareholders, as the case may be, that are present and voting either in person or by proxy at a meeting summoned for that purpose.

The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

●	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

●	the shareholders have been fairly represented at the general meeting in question;

●	the arrangement is such as a businessman would reasonably approve; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights (providing rights to receive payment in cash for the judicially determined value of the shares), which would otherwise ordinarily be available to dissenting shareholders of United States corporations.

Squeeze-out Provisions. When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer relates is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

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Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through means other than these statutory provisions, such as a share capital exchange, asset acquisition or control, or through contractual arrangements, of an operating business.

Shareholders’ Suits. Ogier (Cayman) LLP, our Cayman Islands legal counsel, is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based both on Cayman Islands authorities and on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

●	a company is acting, or proposing to act, illegally or beyond the scope of its authority;

●	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Enforcement of Civil Liabilities. The Cayman Islands has a different body of securities laws as compared to the United States and provides less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the Federal courts of the United States.

We have been advised by our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Special Considerations for Exempted Companies. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	annual reporting requirements are minimal and consist mainly of a statement that the company has conducted its operations mainly outside of the Cayman Islands and has complied with the provisions of the Companies Act;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue shares with no par value;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

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●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Amended and Restated Memorandum and Articles of Association

Our amended and restated memorandum and articles of association will contain provisions designed to provide certain rights and protections relating to this offering that will apply to us until the completion of our initial business combination. These provisions cannot be amended without a special resolution. As a matter of Cayman Islands law, a resolution is deemed to be a special resolution where it has been approved by either (i) the affirmative vote of at least two-thirds (or any higher threshold specified in a company’s articles of association) of a company’s shareholders entitled to vote and so voting at a general meeting for which notice specifying the intention to propose the resolution as a special resolution has been given; or (ii) if so authorized by a company’s articles of association, by a unanimous written resolution of all of the company’s shareholders. Except as set out below, our amended and restated memorandum and articles of association will provide that special resolutions must be approved either by at least two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, at the applicable general meeting of the company (i.e., the lowest threshold permissible under Cayman Islands law), or by a unanimous written resolution of all of our shareholders who are entitled to vote on such matter (or such lower threshold as may be allowed under the Companies Act from time to time). Further, our amended and restated memorandum and articles of association will provide that a quorum at our shareholder meetings will consist of one or more shareholders who together hold not less than one-third of the ordinary shares entitled to vote at such meeting being individuals present in person or by proxy (where allowed).

The provisions regulating continuing the company in a jurisdiction outside the Cayman Islands prior to an initial business combination may only be amended by a special resolution passed by the affirmative vote of at least 90% (or, where such amendment is proposed in respect of the consummation of our initial business combination, two-thirds) of holders of our ordinary shares as, being entitled to do so, vote in person or by proxy (where allowed) at the applicable general meeting. Other than as described above, our amended and restated memorandum and articles of association provide that special resolutions must be approved either by at least two-thirds of the shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy (where allowed) at the applicable general meeting of the company (i.e., the lowest threshold permissible under Cayman Islands law), or by a unanimous written resolution of all of the company’s shareholders entitled to vote at a general meeting of the company.

Our initial shareholder and its permitted transferees, if any, who will collectively beneficially own approximately 25% of our ordinary shares upon the closing of this offering (assuming they do not purchase any units in this offering and not including the Class A ordinary shares included in the private units), may participate in any vote to amend our amended and restated memorandum and articles of association and will have the discretion to vote in any manner they choose. Specifically, our amended and restated memorandum and articles of association will provide, among other things, that:

●	If we are unable to complete our initial business combination within the completion window, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, subject to lawfully available funds, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (which interest shall be net of taxes payable and less up to $250,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will constitute full and complete payment and completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions or other distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law;

●	Prior to our initial business combination, we may not, except in connection with the conversion of the Class B ordinary shares into Class A ordinary shares where the holder(s) of such shares have waived any rights to receive funds from the trust account, issue additional securities that would entitle the holders thereof to (i) receive funds from the trust account or (ii) vote as a class with our public shares on our initial business combination;

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●	Although we do not intend to enter into a business combination with a target business that is affiliated with our sponsor, our directors or our executive officers, we are not prohibited from doing so. In the event we enter into such a transaction, we, or a committee of independent directors, will obtain an opinion from an independent investment banking firm which is a member of FINRA or another independent entity that commonly renders valuation opinions stating that the consideration to be paid by the company in such a business combination is fair to our company from a financial point of view;

●	If a shareholder vote on our initial business combination is not required by law and we do not decide to hold a shareholder vote for business or other legal reasons, we will offer to redeem our public shares pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, and will file tender offer documents with the SEC prior to completing our initial business combination which contain substantially the same financial and other information about our initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act.

●	Upon the effectiveness of, following the approval of the shareholders, an amendment to our amended and restated memorandum and articles of association not for the purpose of approving, or in conjunction with the consummation of, an initial business combination (A) that would modify the substance or timing of our obligation to allow redemption in connection with the closing of our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within the completion window, or (B) with respect to any other material provisions relating (x) the rights of holders of our Class A ordinary shares or (y) pre-initial business combination activity, we will provide our public shareholders with the opportunity to redeem all or a portion of their Class A ordinary shares upon such approval at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest shall be net of taxes payable), divided by the number of then outstanding public shares, subject to the limitations described herein; and

●	We will not effectuate our initial business combination solely with another blank check company or a similar company with nominal operations.

●	Our amended and restated memorandum and articles of association will provide that unless we consent in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with our amended and restated memorandum and articles of association or otherwise related in any way to each shareholder’s shareholding in us, including but not limited to (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of any fiduciary or other duty owed by any of our current or former director, officer or other employee to us or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or our amended and restated memorandum and articles of association, or (iv) any action asserting a claim against us governed by the internal affairs doctrine (as such concept is recognized under the laws of the United States of America) and that each shareholder irrevocably submits to the exclusive jurisdiction of the courts of the Cayman Islands over all such claims or disputes. Our amended and restated memorandum and articles of association will also provide that, without prejudice to any other rights or remedies that we may have, each of our shareholders acknowledges that damages alone would not be an adequate remedy for any breach of the selection of the courts of the Cayman Islands as exclusive forum and that accordingly we shall be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the selection of the courts of the Cayman Islands as exclusive forum. The forum selection provision in our amended and restated memorandum and articles of association will not apply to actions or suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any claim for which the federal district courts of the United States of America are, as a matter of the laws of the United States of America, the sole and exclusive forum for determination of such a claim. This choice of forum provision may increase a shareholder’s cost and limit the shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Any person or entity purchasing or otherwise acquiring any of our shares or other securities, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find this type of provisions to be inapplicable or unenforceable, and if a court were to find this provision in our amended and restated memorandum and articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could have adverse effect on our business and financial performance. Additionally, our shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

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Anti-Money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any distribution payment to a shareholder if our directors or officers suspect or are advised that the payment of such distribution to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting, that another person is engaged in criminal conduct or money-laundering or is involved with terrorism or terrorist property or proliferation financing or is the business combination partner of a financial sanction and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands (“FRA”) or a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) if the disclosure relates to criminal conduct or money laundering or proliferation financing or is the business combination partner of a financial sanction, or (ii) the FRA or a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report will not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

We reserve the right to refuse to make any payment to a shareholder if our directors or officers suspect or are advised that the payment to such shareholder might result in a breach of applicable anti-money laundering, counter-terrorist financing, prevention of proliferation financing and financial sanctions or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

Should a shareholder or its duly authorized delegates or agents be, or become (or is believed by the company or its affiliates (“Agents”) to be or become) at any time while it owns or holds an interest in the company, (a) an individual or entity named on any sanctions list maintained by the United Kingdom (including as extended to the Cayman Islands by Orders in Council) or the Cayman Islands or any similar list maintained under applicable law or is otherwise subject to applicable sanctions in the Cayman Islands (a “Sanctions Subject”) or (b) an entity owned or controlled directly or indirectly by a Sanctions Subject, as determined by the company in its sole discretion, then (i) the company or its Agents may immediately and without notice to the shareholder cease any further dealings with the shareholder or freeze any dealings with the interests or accounts of the shareholder (e.g., by prohibiting payments by or to the shareholder or restricting or suspending dealings with the interests or accounts) or freeze the assets of the company (including interests or accounts of other shareholders who are not Sanctions Subjects), until the relevant person ceases to be a Sanctions Subject or a license is obtained under applicable law to continue such dealings (a “Sanctioned Persons Event”), (ii) the company and its Agents may be required to report such action or failure to comply with information requests and to disclose the shareholder’s identity (and/or the identity of the shareholder’s beneficial owners and control persons) to the Cayman Islands Monetary Authority, the Cayman Islands Financial Reporting Authority, or other applicable governmental or regulatory authorities (without notifying the Subscriber that such information has been so provided) and (iii) the company and its Agents have no liability whatsoever for any liabilities, costs, expenses, damages and/or losses (including but not limited to any direct, indirect or consequential losses, loss of profit, loss of revenue, loss of reputation and all interest, penalties and legal costs and all other professional costs and expenses) incurred by the shareholder as a result of a Sanctioned Persons Event.

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Cayman Islands Data Protection

We have certain duties under the Data Protection Act (As Revised) of the Cayman Islands (the “DPA”) based on internationally accepted principles of data privacy.

Privacy Notice

Introduction

This privacy notice puts our shareholders on notice that through your investment in the company you will provide us with certain personal information which constitutes personal data within the meaning of the DPA (“personal data”). In the following discussion, the “company” refers to us and our affiliates and/or delegates, except where the context requires otherwise.

We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPA. These service providers may process personal data for their own lawful purposes in connection with services provided to us. For the purposes of this Privacy Notice, “you” or “your” shall mean the subscriber and shall also include any individual connected to the subscriber.

By virtue of your investment in the company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified. We may combine personal data that you provide to use with personal data that we collect from, or about you. This may include personal data collected in an online or offline context including from credit reference agencies and other available public databases or data sources, such as news outlines, websites and other media sources and international sanctions lists.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, (c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed, or (d) where you otherwise consent to the processing of personal data for any other specific purpose. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g., to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

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Your personal data shall not be held by the company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us. We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in the company, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How the Company May Use Your Personal Data

The company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

(i)	where this is necessary for the performance of our rights and obligations under any purchase agreements;

(ii)	where this is necessary for compliance with a legal and regulatory obligation to which we are subject (such as compliance with anti-money laundering, counter terrorist financing, prevention of proliferation financial, financial sanctions and FATCA/CRS requirements); and/or

(iii)	where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

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Why We May Transfer Your Personal Data

In certain circumstances, we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the United States, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Rights of Individual Data Subjects

Individual data subjects have certain data protection rights, including the right to:

●	be informed about the purposes for which your personal data are processed;

●	access your personal data;

●	stop direct marketing;

●	restrict the processing of your personal data;

●	have incomplete or inaccurate personal data corrected;

●	ask us to stop processing your personal data;

●	be informed of a personal data breach (unless the breach is unlikely to be prejudicial to you);

●	complain to the Data Protection Ombudsman; and

●	require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by email at info@ombudsman.ky or by accessing their website here: ombudsman.ky. The information on Ombudsman’s website is not incorporated by reference in this prospectus, and you should not consider it a part of this prospectus.

Certain Anti-Takeover Provisions of our Amended and Restated Memorandum and Articles of Association

Our authorized but unissued Class A ordinary shares and preferred shares are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Class A ordinary shares and preferred shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

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Securities Eligible for Future Sale

Immediately after this offering we will have 20,350,000 (or 23,350,000 if the underwriters’ over-allotment option is exercised in full) ordinary shares outstanding. Of these shares, the Class A ordinary shares sold in this offering (15,000,000 Class A ordinary shares if the underwriters’ over-allotment option is not exercised and 17,250,000 shares if the underwriters’ over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act, except for any Class A ordinary shares purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act. All of the outstanding founder shares (5,000,000 founder shares if the underwriters’ over-allotment option is not exercised and 5,750,000 founder shares if the underwriters’ over-allotment option is exercised in full) and all of the outstanding private units (350,000 private units) will be restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering, and the founder shares and private units, are subject to transfer restrictions as set forth elsewhere in this prospectus. These restricted securities will be entitled to registration rights as more fully described below under “— Registration Rights.”

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted shares or rights for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares or rights for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

●	1% of the total number of ordinary shares then outstanding; or

●	the average weekly reported trading volume of the Class A ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

●	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

●	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

●	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Current Reports on Form 8-K; and

●	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

●	As a result, our initial shareholder will be able to sell their founder shares and private units, as applicable, pursuant to Rule 144 without registration one year after we have completed our initial business combination.

Registration Rights

The holder(s) of the founder shares, private units (including securities contained therein) and units (including securities contained therein) that may be issued on conversion of working capital loans or extension loans will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of this offering requiring us to register such securities for resale. The holder(s) of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holder(s) have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion of our initial business combination and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. We will bear the expenses incurred in connection with the filing of any such registration statements.

Listing of Securities

We intend to apply to have our units listed on Nasdaq under the symbol “[****]U” commencing on or promptly after the date of this prospectus. We cannot guarantee that our securities will be approved for listing on Nasdaq. Once the securities comprising the units begin separate trading, we expect that the Class A ordinary shares and rights will be listed on Nasdaq under the symbols “[____]” and “[____]R”, respectively.

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TAXATION

The following summary of certain Cayman Islands and United States federal income tax consequences of an investment in our units, each consisting of one Class A ordinary share and one right, which we refer to collectively as our securities, is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Class A ordinary shares and rights, such as the tax consequences under state, local and other tax laws.

Prospective investors should consult their advisors on the possible tax consequences of investing in our securities under the laws of their country of citizenship, residence or domicile.

Cayman Islands Tax Considerations

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the securities of the company. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws

Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporate tax. The Cayman Islands currently has no income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of the rights. An instrument of transfer in respect of a right is stampable if executed in or brought into the Cayman Islands.

No stamp duty is payable in respect of the issue of our Class A ordinary shares or on an instrument of transfer in respect of such shares.

The company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and has obtained an undertaking from the Financial Secretary of the Cayman Islands in the following form:

The Tax Concessions Law

Undertaking as to Tax Concessions

In accordance with the Tax Concessions Law, the following undertaking is hereby given to the Company:

1.	That no Law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

2.	In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable

2.1	on or in respect of the shares, debentures or other obligations of the Company; or

2.2	by way of the withholding in whole or part, of any relevant payment as defined in the Tax Concessions Law.

These concessions shall be for a period of THIRTY years from the 15th day of September, 2025.

United States Federal Income Tax Considerations

The following discussion summarizes certain United States federal income tax considerations generally applicable to the acquisition, ownership and disposition of our units (each consisting of one Class A ordinary share and one right to receive one-tenth (1/10) of a Class A ordinary share upon the consummation of an initial business combination) that are purchased in this offering, which we refer to collectively as our securities, by U.S. Holders (as defined below) and Non-U.S. Holders (as defined below).

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Because the components of a unit are generally separable at the option of the holder, the holder of a unit generally should be treated, for United States federal income tax purposes, as the owner of the underlying Class A ordinary share or right components of the unit. As a result, the discussion below with respect to holders of Class A ordinary shares and rights should also apply to holders of units (as the deemed owners of the underlying Class A ordinary shares and rights that constitute the units).

This discussion is limited to certain United States federal income tax considerations to beneficial owners of our securities who are initial purchasers of a unit pursuant to this offering and hold the unit and each component of the unit as a capital asset under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion assumes that the Class A ordinary shares and rights will trade separately and that any distributions made (or deemed made) by us on our Class A ordinary shares and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of our securities will be in U.S. dollars. This discussion is a summary only and does not consider all aspects of United States federal income taxation that may be relevant to the acquisition, ownership and disposition of a unit by a prospective investor in light of its particular circumstances, including:

●	our founders, the sponsor, officers or directors;

●	financial institutions or financial services entities;

●	broker-dealers;

●	taxpayers that are subject to the mark-to-market tax accounting rules;

●	S Corporations;

●	tax-exempt entities;

●	individual retirement accounts or other tax deferred accounts;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	expatriates or former long-term residents of the United States;

●	persons that actually or constructively own ten percent or more of our voting shares or five percent or more of the total value of our shares;

●	persons that acquired our securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with services;

●	persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

●	persons required to accelerate the recognition of any item of gross income with respect to Class A ordinary shares or rights as a result of such income being recognized on an applicable financial statement;

●	U.S. Holders whose functional currency is not the U.S. dollar;

●	controlled foreign corporations; or

●	passive foreign investment companies.

Moreover, the discussion below is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and such provisions may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in United States federal income tax consequences different from those discussed below. Furthermore, this discussion does not address any aspect of United States federal non-income tax laws, such as alternative minimum gift, estate or Medicare contribution tax laws, or state, local or non-U.S. tax laws.

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We have not sought, and will not seek, a ruling from the Internal Revenue Service (the “IRS”) as to any United States federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not change the accuracy of the statements in this discussion.

As used herein, the term “U.S. Holder” means a beneficial owner of units, Class A ordinary shares or rights who or that is, for United States federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for United States federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to United States federal income taxation regardless of its source; or

●	a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) it has in effect a valid election to be treated as a U.S. person.

This discussion does not consider the tax treatment of entities or arrangements treated as partnerships or other pass-through entities or persons who hold our securities through such entities or arrangements. If a partnership (or other entity or arrangement classified as a partnership for United States federal income tax purposes) is the beneficial owner of our securities, the United States federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. Partnerships holding our securities and partners in such partnerships are urged to consult their own tax advisors.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES. THE UNITED STATES FEDERAL INCOME TAX TREATMENT OF THE PROSPECTIVE INVESTOR IN OUR SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN AND DEPENDS IN SOME INSTANCES ON DETERMINATION OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF UNITED STATES FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. EACH PROSPECTIVE INVESTOR IN OUR SECURITIES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY UNITED STATES FEDERAL STATE, LOCAL, AND NON-U.S. TAX LAWS AS WELL AS UNDER ANY APPLICABLE TAX TREATY.

Allocation of Purchase Price and Characterization of a Unit

No statutory, administrative or judicial authority directly addresses the treatment of a unit or instruments similar to a unit for United States federal income tax purposes, and therefore, that treatment is not entirely clear. The acquisition of a unit should be treated for United States federal income tax purposes as the acquisition of one Class A ordinary share and one right to receive one-tenth (1/10) of a Class A ordinary share upon the consummation of an initial business combination, with ten (10) rights entitling the holder thereof to receive one Class A ordinary share upon consummation of an initial business combination, subject to adjustment as described in this prospectus. We intend to treat the acquisition of a unit in this manner and, by purchasing a unit, you must adopt such treatment for United States federal income tax purposes. For United States federal income and other applicable tax purposes, each holder of a unit must allocate the purchase price paid by such holder for such unit between the one Class A ordinary share and the one right based on the relative fair market value of each at the time of issuance. Under United States federal income tax law, each investor must make its own determination of such value based on all the facts and circumstances. Therefore, we strongly urge each investor to consult its tax advisor regarding the determination of value for these purposes. The price allocated to each Class A ordinary share and each right should be the shareholder’s tax basis in such Class A ordinary share or right. Any disposition of a unit should be treated for United States federal income tax purposes as a disposition of one Class A ordinary share and one right comprising the unit, and the amount realized on the disposition should be allocated between one Class A ordinary share and one right based on their relative fair market values at the time of disposition (as determined by each such unit holder based on all the facts and circumstances).

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The foregoing treatment of the units, Class A ordinary shares and rights and a holder’s purchase price allocation are not binding on the IRS or the courts. Because there are no authorities that directly address instruments that are similar to the units, no assurance can be given that the IRS or the courts will agree with the characterization described above or the discussion below. If the IRS or a court were to determine that, contrary to the characterization described above, a unit is a single instrument for United States federal income tax purposes, the tax consequences to an investor could be materially different than those described below. Accordingly, each prospective investor is urged to consult its own tax advisors regarding the tax consequences of an investment in a unit (including alternative characterizations of a unit). The balance of this discussion assumes that the characterization of the units (and the components thereof) and any allocation of purchase price of a unit as described above is respected for United States federal income tax purposes.

U.S. Holders

Taxation of Distributions

Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes, as dividends the amount of any distribution of cash or other property paid on our Class A ordinary shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Subject to the PFIC rules discussed below, distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Class A ordinary shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Class A ordinary shares. In the event that we do not maintain calculations of our earnings and profits under United States federal income tax principles, a U.S. Holder should expect that all cash distributions will be reported as dividends for United States federal income tax purposes.

Dividends paid by us out of our current or accumulated earnings and profits as described above generally will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends generally will be treated as “qualified dividend income” and taxed at the lower applicable long-term capital gains rate (see “Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares and Rights” below) only if our Class A ordinary shares are readily tradable on an established securities market in the United States, the Company is not treated as a PFIC at the time the dividend was paid or in the preceding year and certain other requirements are met (including with respect to holding period). It is unclear, however, whether certain redemption rights described in this prospectus may suspend the running of the applicable holding period for this purpose. U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to our Class A ordinary shares.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares and Rights

Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of our Class A ordinary shares or rights (including on our dissolution and liquidation if we do not consummate an initial business combination within the required time period). Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such Class A ordinary shares or rights exceeds one year. It is unclear, however, whether certain redemption rights described in this prospectus may suspend the running of the applicable holding period for this purpose. If the running of the holding period is suspended, then non-corporate U.S. Holders may not be able to satisfy the one-year holding period requirement for long-term capital gain treatment, in which case any gain on a sale or taxable disposition of our Class A ordinary shares or rights would be subject to short-term capital gain treatment and would be taxed at ordinary income rates.

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The amount of gain or loss recognized on a sale or other taxable disposition generally will be equal to the difference between (i) the amount of cash and the fair market value of any property received in such disposition (or, if the Class A ordinary shares or rights are held as part of units at the time of the disposition, the portion of the amount realized on such disposition that is allocated to the Class A ordinary shares or rights based upon the then fair market values of the Class A ordinary shares and rights included in the units) and (ii) the U.S. Holder’s adjusted tax basis in its Class A ordinary shares or rights so disposed of. A U.S. Holder’s adjusted tax basis in its Class A ordinary shares or rights generally will equal the U.S. Holder’s acquisition cost (that is, the portion of the purchase price of a unit allocated to a Class A ordinary share or a right, as described above under “Allocation of Purchase Price and Characterization of a Unit”) reduced, in the case of a Class A ordinary share by any prior distributions treated as a return of capital. Long-term capital gain realized by a non-corporate U.S. Holder is currently eligible to be taxed at reduced rates. The deduction of capital losses is subject to certain limitations. U.S. Holders who recognize losses with respect to a disposition of our securities should consult their own tax advisors regarding the tax treatment of such losses.

Redemption of Ordinary Shares

Subject to the PFIC rules discussed below, in the event that a U.S. Holder’s Class A ordinary shares are redeemed pursuant to the redemption provisions described in this prospectus under “Description of Securities — Ordinary Shares” or if we purchase a U.S. Holder’s Class A ordinary shares in an open market transaction (in either case referred to herein as a “Redemption”), the treatment of the transaction for United States federal income tax purposes will depend on whether the redemption or purchase by us qualifies as a sale or exchange of the Class A ordinary shares under Section 302 of the Code. If the redemption or purchase by us qualifies as a sale or exchange of Class A ordinary shares, the U.S. Holder will be treated as described under “Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares and Rights” above. If the redemption or purchase by us does not qualify as a sale of Class A ordinary shares, the U.S. Holder will be treated as receiving a corporate distribution with the tax consequences described above under “Taxation of Distributions.” Whether a redemption or purchase by us qualifies for treatment as a sale or exchange will depend largely on the total number of our shares treated as held by the U.S. Holder (including any Class A ordinary shares constructively owned by the U.S. Holder described in the following paragraph) relative to all of our shares outstanding both before and after such redemption or purchase. The redemption or purchase by us of Class A ordinary shares generally will be treated as a sale or exchange of the Class A ordinary shares (rather than as a corporate distribution) if such redemption or purchase by us (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only our Class A ordinary shares actually owned by the U.S. Holder, but also our Class A ordinary shares that are constructively owned by such holder. A U.S. Holder may constructively own, in addition to Class A ordinary shares owned directly, Class A ordinary shares owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any Class A ordinary shares the U.S. Holder has a right to acquire by exercise of an option, which would generally include Class A ordinary shares which could be acquired pursuant to the rights. In order to meet the substantially disproportionate test, the percentage of our issued and outstanding voting shares actually and constructively owned by the U.S. Holder immediately following the redemption or purchase by us of Class A ordinary shares must, among other requirements, be less than 80 percent of the percentage of our issued and outstanding voting shares actually and constructively owned by the U.S. Holder immediately before the redemption or purchase by us. Prior to our initial business combination, the Class A ordinary shares may not be treated as voting shares for this purpose and, consequently, this substantially disproportionate test may not be applicable.

There will be a complete termination of a U.S. Holder’s interest if either (i) all of our Class A ordinary shares actually and constructively owned by the U.S. Holder are redeemed or (ii) all of our Class A ordinary shares actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of Class A ordinary shares owned by certain family members and the U.S. Holder does not constructively own any other of our Class A ordinary shares and otherwise complies with specific conditions. Whether the redemption or purchase by us of the Class A ordinary shares will not be essentially equivalent to a dividend if such redemption or purchase by us results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in us. Whether the redemption or purchase by us is essentially equivalent to a dividend with respect to a U.S. Holder generally will depend on the particular facts and circumstances applicable to the U.S. Holder, but generally will result in a meaningful reduction in a U.S. Holder’s proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult its own tax advisors as to the tax consequences of a redemption or purchase by us of any Class A ordinary shares.

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If none of the foregoing tests are satisfied, then the redemption or purchase by us of any Class A ordinary shares will be treated as a corporate distribution and the tax effects will be as described under “Taxation of Distributions” above. After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed Class A ordinary shares will be added to the U.S. Holder’s adjusted tax basis in its remaining Class A ordinary shares. If there are no remaining Class A ordinary shares, a U.S. Holder is urged to consult its tax advisor as to the allocation of any remaining tax basis. U.S. Holders who actually or constructively own five percent (5%) (or, if the Class A ordinary shares are not then publicly traded, one percent (1%)) or more of the Class A ordinary shares (by vote or value) may be subject to special reporting requirements with respect to a redemption of Class A ordinary shares, and such holders are urged to consult with their own tax advisers with respect to their reporting requirements.

Acquisition of Ordinary Shares Pursuant to Rights

The treatment of the rights to acquire Class A ordinary shares is uncertain. The right may be viewed as a forward contract, derivative security or similar interest in our company (analogous to an option with no exercise price), and thus the holder of the right would not be viewed as owning the Class A ordinary shares issuable pursuant to the rights until such Class A ordinary shares are actually issued. There may be other alternative characterizations of the rights that the IRS may successfully assert, including that the rights are treated as equity in our company at the time the rights are issued.

The tax consequences of an acquisition of our Class A ordinary shares pursuant to rights are unclear and will depend on the treatment of any initial business combination. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of an acquisition of Class A ordinary shares pursuant to rights and the consequences of any initial business combination.

Passive Foreign Investment Company Rules

A non-U.S. corporation will be classified as a PFIC for United States federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of assets giving rise to passive income.

Because we are a blank check company, with no current active operating business, we believe that it is likely that we will meet the PFIC asset or income test for our current taxable year. However, pursuant to a startup exception, a corporation will not be a PFIC for the first taxable year the corporation has gross income (the “startup year”), if (i) no predecessor of the corporation was a PFIC; (ii) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the startup year; and (iii) the corporation is not in fact a PFIC for either of those years. The applicability of the startup exception to us will not be known until after the close of our current taxable year and, perhaps, until the end of our two taxable years following our startup year (within the meaning of the startup exception). Further, after the acquisition of a company or assets in a business combination, we may still meet one of the PFIC tests depending on the timing of the acquisition and the amount of our passive income and assets as well as the passive income and assets of the acquired business. If the company that we acquire in a business combination is a PFIC (or we do not complete a business acquisition by the end of the first taxable year after the taxable year of our formation), then we will likely not qualify for the startup exception and will be a PFIC for our current taxable year. Our actual PFIC status for our current taxable year or any subsequent taxable year will not be determinable until after the end of such taxable year (and, in the case of the startup exception to our current taxable year, perhaps not until after the end of our two taxable years following our startup year). Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year.

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Although our PFIC status is determined annually, an initial determination that our company is a PFIC will generally apply for subsequent years to a U.S. Holder who held (or is deemed to have held) Class A ordinary shares or rights while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. If we are determined to be a PFIC for any shares or rights and, in the case of our Class A ordinary shares, the U.S. Holder did not make either a timely qualified electing fund (“QEF”) election or a mark-to-market election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Class A ordinary shares, as described below, such U.S. Holder generally will be subject to special rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Class A ordinary shares or rights and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Class A ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Class A ordinary shares).

Under these rules:

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A ordinary shares or rights;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	an additional amount equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may be able to avoid certain PFIC tax consequences described above in respect to our Class A ordinary shares (but not our rights) by making and maintaining a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

The treatment of the rights to acquire our Class A ordinary shares is unclear. For example, the rights may be viewed as a forward contract, derivative security or similar interest in our company (analogous to an option with no exercise price), and thus the holder of the right would not be viewed as owning the Class A ordinary shares issuable pursuant to the rights until such Class A ordinary shares are actually issued. There may be other alternative characterizations of the rights that the IRS may successfully assert, including that the rights are treated as equity in our company at the time the rights are issued, that would reach different conclusions regarding the tax treatment of the rights under the PFIC rules. In any case, depending on which characterization is successfully applied to the rights, different PFIC consequences may result for U.S. Holders of the rights. It is also likely that a U.S. Holder of rights would not be able to make a QEF or mark-to-market election (discussed below) with respect to such U.S. Holder’s rights. Due to the uncertainty of the application of the PFIC rules to the rights, all potential investors are strongly urged to consult with their own tax advisors regarding an investment in the rights offered hereunder as part of the units offering and the subsequent consequences to holders of such rights in any initial business combination.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed United States federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances. A QEF election may not be made with respect to our rights.

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In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC annual information statement from us. If we determine we are a PFIC for any taxable year upon written request, we will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election, but there is no assurance that we will timely provide such required information. There is also no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election with respect to our Class A ordinary shares, and the excess distribution rules discussed above do not apply to such Class A ordinary shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale of our Class A ordinary shares generally will be taxable as capital gain and no additional interest charge will be imposed under the PFIC rules. As discussed above, if we are a PFIC for any taxable year, a U.S. Holder of our Class A ordinary shares that has made a QEF election will be currently taxed on its pro rata share of our earnings and profits, whether or not distributed for such year. A subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable when distributed to such U.S. Holder. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. In addition, if we are not a PFIC for any taxable year, such U.S. Holder will not be subject to the QEF inclusion regime with respect to our Class A ordinary shares for such a taxable year.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) Class A ordinary shares in us and for which we are determined to be a PFIC, such U.S. Holder generally will not be subject to the PFIC rules described above in respect of its Class A ordinary shares. Instead, in general, the U.S. Holder will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Class A ordinary shares at the end of such year over its adjusted basis in its Class A ordinary shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its Class A ordinary shares over the fair market value of its Class A ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Class A ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Class A ordinary shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to rights.

The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including Nasdaq (on which we intend to list the Class A ordinary shares), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the Class A ordinary shares ceased to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consented to the revocation of the election. U.S. Holders are urged to consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our Class A ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. Upon written request we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. There can be no assurance that we will have timely knowledge of the status of any such lower-tier PFIC. In addition, we may not hold a controlling interest in any such lower-tier PFIC and thus there can be no assurance we will be able to cause the lower-tier PFIC to provide such required information. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

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A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made) and such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our Class A ordinary shares or rights should consult their own tax advisors concerning the application of the PFIC rules to our securities under their particular circumstances.

Tax Reporting

Certain U.S. Holders may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property (including cash) to us. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement, and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. Furthermore, certain U.S. Holders who are individuals and certain entities will be required to report information with respect to such U.S. Holder’s investment in “specified foreign financial assets” on IRS Form 8938 (Statement of Specified Foreign Financial Assets), subject to certain exceptions. Specified foreign financial assets generally include any financial account maintained with a non-U.S. financial institution and should also include the Class A ordinary shares and rights if they are not held in an account maintained with a U.S. financial institution. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties, and the period of limitations on assessment and collection of U.S. federal income taxes will generally be extended in the event of a failure to comply. Potential investors are urged to consult their tax advisors regarding the foreign financial asset and other reporting obligations and their application to an investment in our Class A ordinary shares and rights.

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. Holder.” As used herein, the term “Non-U.S. Holder” means a beneficial owner of our units, Class A ordinary shares or rights (other than a partnership or other entity or arrangement treated as a partnership for U.S. Federal income tax purposes) who or that is for United States federal income tax purposes:

●	a non-resident alien individual (other than certain former citizens and residents of the United States subject to U.S. tax as expatriates);

●	a foreign corporation; or

●	an estate or trust that is not a U.S. Holder;

but generally does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition. If you are such an individual, you should consult your tax advisor regarding the United States federal income tax consequences of the sale or other disposition of our securities.

Dividends (including constructive distributions treated as dividends) paid or deemed paid to a Non-U.S. Holder in respect of our Class A ordinary shares generally will not be subject to United States federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States). If the dividend, despite being paid by a foreign corporation, is deemed to be U.S. source under Section 861(b)(2)(B) of the Code and Treas. Reg. § 1.861-3(a)(3), then withholding under Sections 871 and 882(a) at 30%, unless lower or eliminated by an applicable tax treaty. In addition, a Non-U.S. Holder generally will not be subject to United States federal income tax on any gain attributable to a sale or other disposition of our Class A ordinary shares or rights unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States).

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Dividends (including constructive distributions treated as dividends) and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to United States federal income tax at the same regular United States federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for United States federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

As described under “U.S. Holders — Acquisition of Ordinary Shares Pursuant to Rights,” the tax consequences of an acquisition of our Class A ordinary shares pursuant to rights are unclear and will depend on the tax treatment of any initial business combination. In addition, the tax treatment of a right that expires worthless is unclear. Accordingly, Non-U.S. Holders should consult their tax advisors regarding the tax consequences of an acquisition of Class A ordinary shares pursuant to rights and the consequences of any initial business combination and the tax treatment of any losses that result if the rights expire worthless.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A ordinary shares and proceeds from the sale, exchange or redemption of our Class A ordinary shares may be subject to information reporting to the IRS and possible United States backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9. A Non-U.S. Holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s United States federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Holders are urged to consult their tax advisors with respect to the tax consequences to them of the acquisition, ownership and disposition of our Class A ordinary shares and rights, including the tax consequences under U.S. federal, state and local, estate, non-U.S. and other tax laws and tax treaties and the possible effects of changes in U.S. or other tax laws.

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UNDERWRITING

We are offering the units described in this prospectus through the underwriters named below. D. Boral Capital LLC (“D. Boral”) is the sole book-running manager of this offering and serves as representative of the underwriters named below. We have entered into an underwriting agreement dated [*] with the representative. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase, and we have agreed to sell to the underwriters, the number of units listed next to its name in the following table:

Underwriters	Number of Units
D. Boral Capital LLC	15,000,000

Total	15,000,000

The underwriting agreement provides that the underwriters must buy all of the units if they buy any of them. However, the underwriters are not required to purchase the units covered by the underwriters’ option to purchase additional units as described below.

Our units are offered subject to a number of conditions, including:

●	receipt and acceptance of our units by the underwriters; and

●	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representative that the underwriters intend to make a market in our units but that they are not obligated to do so and may discontinue making a market at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the units, that you will be able to sell any of the units held by you at a particular time or that the prices that you receive when you sell will be favorable.

Option to Purchase Additional Units

We have granted the underwriters an option to buy up to an aggregate of 2,250,000 additional units. The underwriters have 45 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional units approximately in proportion to the amounts specified in the table above.

Underwriting Discount

Units sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Sales of units made outside of the United States may be made by affiliates of the underwriters. If all the units are not sold at the initial public offering price, the representative may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the units at the prices and upon the terms stated therein.

The following table shows the per unit and total underwriting discount we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to 1,500,000 additional units.

	Per Unit	Without Over-allotment	With Over-allotment
Public offering price	$10.00	150,000,000	172,500,000
Discount(1)	$0.05	750,000	862,500
Proceeds before expenses(2)	$9.95	149,250,000	171,637,500

(1)	$10.00 per unit sold in the base offering, or $150,000,000 in the aggregate (or up to $172,500,000 if the overallotment option is exercised in full), is payable upon the closing of this offering. See also “Underwriting” for a description of compensation and other items of value payable to the underwriters.
(2)	The offering expenses are estimated at $820,000, assuming there is no exercise of the underwriters’ over-allotment option and not including the underwriting discount.

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We estimate that the total expenses of the offering payable by us, not including the underwriting discount, will be approximately $820,000. We have agreed to pay for the FINRA-related fees. We have agreed to pay D. Boral for all out-of-pocket costs and expenses (including, but not limited to, travel, due diligence expenses, fees and expenses of its legal counsel, roadshow and background check on the Company’s principals, mailing, printing and reproduction expenses) reasonably incurred by D. Boral in connection with this initial public offering of up to $100,000. We made an advance payment in the amount of $50,000 to D. Boral on [●] which shall be applied against actual out-of-pocket-accountable expenses, which will be returned to us to the extent such out-of-pocket expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

Stabilization and Other Transactions

The underwriters pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the units at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional units in this offering. The underwriters may close out any covered short position by either exercising the overallotment option or purchasing our units in the open market or from market participants. In determining the source of units to close out the covered short position, the underwriters will consider, among other things, the price of units available for purchase in the market as compared to the price at which they may purchase units through the overallotment option.

“Naked” short sales are sales in excess of the option to purchase additional units. The underwriters must close out any naked short position by purchasing units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the units in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of units on behalf of the underwriters for the purpose of fixing or maintaining the price of the units. A syndicate covering transaction is the bid for or the purchase of units on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our units or preventing or retarding a decline in the market price of our units. As a result, the price of our units may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the units originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our units. The underwriters are not obligated to engage in these activities and, if commenced, may end any of these activities at any time. These transactions may be effected on the Nasdaq, in the over-the-counter market or otherwise.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Other Terms

The underwriting agreement provides that following the completion of this offering, the obligations of the underwriters with respect to this offering will be deemed to be satisfied and the underwriters are not bound by any commitment or obligation to offer or sell to the public any of our securities or of any target business in an initial business combination or otherwise solicit holders of our securities or any target business in an initial business combination to approve the business combination.

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We are not under any contractual obligation to engage any of the underwriters to provide any services for us after this offering, and have no present intent to do so. Upon consummation of this offering, the funds will be deposited into a U.S. based trust account with Equinti Trust Company LLC acting as trustee. Additionally, any of the underwriters may introduce us to potential target businesses or assist us in raising additional capital in the future. If any of the underwriters provide services to us after this offering, we may pay such underwriter fair and reasonable fees that would be determined at that time in an arm’s length negotiation; provided that no agreement will be entered into with any of the underwriters and no fees for such services will be paid to any of the underwriters prior to the date that is 60 days from the date of this prospectus, unless such payment would not be deemed underwriters’ compensation in connection with this offering and we may pay the underwriters of this offering or any entity with which they are affiliated a finder’s fee or other compensation for services rendered to us in

Some of the underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates, including in connection with acting in an advisory capacity or as a potential financing source in conjunction with our potential acquisition of a company. They have received, or may in the future receive, customary fees and commissions for these transactions.

In the ordinary course of their various business activities, some of the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. Some of the underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

LEGAL MATTERS

Ruskin Moscou Faltischek, P.C., is acting as counsel in connection with the registration of our securities under the Securities Act, and as such, will pass upon the validity of the securities offered in this prospectus. Ogier (Cayman) LLP will pass upon the validity of the securities offered in this prospectus with respect to the ordinary shares and matter of Cayman Islands law. Sichenzia Ross Ference Carmel LLP advised the underwriters in connection with this offering.

EXPERTS

The financial statements of ClearThink 1 Acquisition Corp. as of October 16, 2025, and for the period from September 11, 2025 (inception) through October 16, 2025, appearing in this prospectus have been audited by WithumSmith + Brown, PC, an independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph related to substantial doubt about the ability of ClearThink 1 Acquisition Corp. to continue as a going concern as described in Note 1 to the financial statements) appearing elsewhere in this prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information about us and our securities, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are materially complete but may not include a description of all aspects of such contracts, agreements or other documents, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon completion of this offering, we will be subject to the information requirements of the Exchange Act and will file annual, quarterly and current event reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov.

153

CLEARTHINK 1 ACQUISITION CORP.

F-1

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of

ClearThink 1 Acquisition Corp.:

Opinion on the Financial Statements

We have audited the accompanying balance sheet of ClearThink 1 Acquisition Corp. (the “Company”) as of October 16, 2025, and the related statements of operations, changes in shareholder’s equity, and cash flows for the period from September 11, 2025 (inception) through October 16, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025, and the results of its operations and its cash flows for the period from September 11, 2025 (inception) through October 16, 2025, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company does not have sufficient cash and working capital to sustain its operations and the Company’s ability to execute its business plan is dependent upon its completion of the proposed initial public offering described in Note 1 to the financial statements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2025.

New York, New York

November 18, 2025

F-2

CLEARTHINK 1 ACQUISITION CORP.

BALANCE SHEET

AS OF OCTOBER 16, 2025

ASSETS
Current Assets:
Prepaid expenses	$89,084
Total Current Assets	89,084
Deferred offering costs	106,594
Total Assets	$195,678
LIABILITIES AND SHAREHOLDER’S EQUITY
Current Liabilities:
Accrued formation and offering costs	$51,429
Sponsor advance	132,035
Total Current Liabilities	183,464
Commitments and contingencies (Note 6)
Shareholder’s Equity:
Preferred shares, $0.0001 par value; 20,000,000 shares authorized; none issued and outstanding	—
Class A ordinary shares, $0.0001 par value, 440,000,000 shares authorized, none issued and outstanding	—
Class B ordinary shares, $0.0001 par value, 40,000,000 shares authorized, 5,750,000 shares issued and outstanding(1)	575
Additional paid-in capital	24,425
Accumulated deficit	(12,786)
Total Shareholder’s Equity	12,214
Total Liabilities and Shareholder’s Equity	$195,678

(1)	Includes an aggregate of up to 750,000 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5).

The accompanying notes are an integral part of these financial statements.

F-3

CLEARTHINK 1 ACQUISITION CORP.

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM SEPTEMBER 11, 2025 (INCEPTION) TO

OCTOBER 16, 2025

Formation, general, and administrative costs	$12,786
TOTAL EXPENSES	12,786
Net loss	$(12,786)
Weighted average shares outstanding basic and diluted Class B ordinary shares(1)	5,000,000
Basic and diluted net loss per ordinary share	$0.00

(1)	Excludes an aggregate of up to 750,000 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5).

The accompanying notes are an integral part of these financial statements.

F-4

CLEARTHINK 1 ACQUISITION CORP.

STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY

FOR THE PERIOD FROM SEPTEMBER 11, 2025 (INCEPTION) TO

OCTOBER 16, 2025

	Class B Ordinary Shares		Additional Paid-In	Accumulated	Shareholder’s
	Shares	Amount	Capital	Deficit	Equity
Balance, September 11, 2025 (inception)	—	—	$—	$—	$—
Issuance of Class B ordinary shares to Sponsor(1)	5,750,000	575	24,425	—	25,000
Net loss				(12,786)	(12,786)
Balance, October 16, 2025	5,750,000	575	$25,425	$(12,786)	$12,214

(1)	Includes an aggregate of up to 750,000 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5).

The accompanying notes are an integral part of these financial statements.

F-5

CLEARTHINK 1 ACQUISITION CORP.

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM SEPTEMBER 11, 2025 (INCEPTION) TO

OCTOBER 16, 2025

Cash Flows From Operating Activities:
Net loss	$(12,786)
Adjustments to reconcile net loss to net cash used in operating activities:
Payment of operating expenses through sponsor advance	$12,786
Net Cash Provided By Operating Activities	—
Net change in cash	—
Cash at beginning of period	—
Cash at end of period	$—
Supplemental Schedule of Non-Cash Financing Activities:
Prepaid expenses paid by Sponsor in exchange for issuance of Class B ordinary shares	$25,000
Deferred offering costs included in Sponsor advance	$55,165
Prepaid expenses included in Sponsor advance	$64,084
Deferred offering costs included in accrued formation offering costs	$51,429

The accompanying notes are an integral part of these financial statements.

F-6

CLEARTHINK 1 ACQUISITION CORP.

Notes to Financial Statements

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS AND GOING CONCERN

ClearThink 1 Acquisition Corp. (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on September 11, 2025. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).

The Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, however, it intends to focus our search on high potential businesses based in the United States. The Company is an early-stage and emerging growth company; and, as such, the Company is subject to all of the risks associated with early-stage and emerging growth companies.

As of October 16, 2025, the Company had not commenced any operations. All activity for the period from September 11, 2025 (inception) through October 16, 2025, relates to the Company’s formation and the proposed initial public offering (“Proposed Public Offering”), which is described below. The Company will not generate any operating revenues until after the completion of an initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Proposed Public Offering. The Company has selected December 31 as its fiscal year end.

The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through a Proposed Public Offering of 15,000,000 units (the “Public Units” and, with respect to the Class A ordinary shares (as defined below) included in the Public Units being offered, the “Public Shares”) at $10.00 per Unit (or 17,250,000 Units if the underwriters’ over-allotment option is exercised in full), which is discussed in Note 3 and one right (the “Public Rights”) to receive one-tenth (1/10) of a Class A ordinary share upon the consummation of an initial Business Combination; each ten rights will entitle the holder thereof to receive one Class A ordinary share at the closing of an initial Business Combination and the sale of 350,000 unit (the “Private Placement Units”) at a price of $10.00 per Private Placement Unit, or $3,500,000 in the aggregate to the Company’s sponsor, ClearThink 1 Sponsor LLC, (the “Sponsor”) in a private placement that will close simultaneously with the closing of the Proposed Public Offering. Each Private Placement Unit will consist of one Class A ordinary share and one right (the “Private Placement Rights”) to receive one-tenth (1/10) of a Class A ordinary share upon the consummation of an initial Business Combination. The Private Placement Units will be identical to the Public Units, subject to certain limited exceptions.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of this offering and the sale of the Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The stock exchange listing rules require that the Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (as defined below) (excluding income and franchise taxes payable on the income earned on the Trust Account). The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination. Upon the closing of the Proposed Public Offering, management has agreed that $10.00 per Public Share sold in the Proposed Public Offering, including proceeds of the sale of the Private Placement Units, will be held in a trust account (the “Trust Account”) and initially invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below. To mitigate the risk that the Company might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer that the Company holds investments in the Trust Account, the Company may, at any time (based on the management team’s ongoing assessment of all factors related to the Company’s potential status under the Investment Company Act), instruct the trustee to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash or in an interest bearing demand deposit account at a bank.

F-7

The Company will provide the holders of the outstanding Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares either (i) in connection with a general meeting called to approve the Business Combination or (ii) by means of a tender offer in connection with the Business Combination. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest then in the Trust Account), net of taxes payable for the Company’s franchise and income taxes or funds for working capital requirements (“Permitted Withdrawals”). There will be no redemption rights upon the completion of a Business Combination with respect to the Private Placement Units. The Public Shares subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the Proposed Public Offering in accordance with the Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.”

If the Company seeks shareholder approval of the Business Combination, the Company will proceed with a Business Combination only if the Company receives an ordinary resolution under Cayman Islands law approving a Business Combination, which requires a resolution be passed by a majority of the holders of the Class A ordinary shares, par value $0.0001 (the “Class A ordinary shares”) and the Class B ordinary shares, par value $0.0001 (the “Class B ordinary shares,” and together with the Class A ordinary shares, the “ordinary shares”) as, being entitled to do so, vote in person or by proxy at a general meeting of the Company, or such other vote as required by law or stock exchange rule. If a shareholder vote is not required under applicable law or stock exchange listing requirements and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association (the “Articles”), conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (the “SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Proposed Public Offering in favor of approving a Business Combination. Additionally, each Public Shareholder may elect to redeem their Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against a proposed Business Combination and waive its redemption rights with respect to any such shares in connection with a shareholder vote to approve a Business Combination. Additionally, each Public Shareholder may elect to redeem their Public Shares without voting and, if they do vote, irrespective of whether they vote for or against the proposed Business Combination.

Notwithstanding the foregoing, if the Company seeks shareholder approval of a Business Combination and the Company does not conduct redemptions pursuant to the tender offer rules, the Articles provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares without the Company’s prior written consent.

The Sponsor has agreed (a) to waive its redemption rights with respect to any Founder Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Memorandum and Articles of Association (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (ii) with respect to any other material provisions relating to (x) the rights of holders of our Class A ordinary shares or (y) pre-initial business combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment.

If the Company has not completed a Business Combination within 24 months from the closing of the Proposed Public Offering (or if we extend the period of time to consummate a business combination, as described in more detail in this prospectus) (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned and not previously released to pay the Permitted Withdrawals, if any (which interest shall be net of taxes payable and less up to $250,000 of interest to pay liquidation and dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish the rights of the Public Shareholders as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Public Shareholders and its Board of Directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

F-8

The Sponsor has agreed to waive its rights to liquidating distributions from the Trust Account with respect to the Founder Shares it will receive if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor or any of its respective affiliates acquire Public Shares in or after the Proposed Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period, and in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Proposed Public Offering price per Unit ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor has it independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations, and we believe that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the Company’s initial Business Combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, the Company may not be able to complete its initial Business Combination, and the Public Shareholders would receive such lesser amount per share in connection with any redemption of their Public Shares. None of the Company’s officers or directors will indemnify the Company for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Going Concern Considerations

At October 16, 2025, the Company had cash of $0, a working capital deficit of $94,380, and deferred offering costs of $106,594. The Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of time within one year after the date that the financial statements are issued.

Management plans to address this uncertainty through the Proposed Public Offering as discussed in Note 3. There is no assurance that the Company’s plans to raise capital or to consummate a Business Combination will be successful or successful within the Combination Period. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Risks and Uncertainties

Various social and political circumstances in the U.S. and around the world (including wars and other forms of conflict, including rising trade tensions between the United States and China, and other uncertainties regarding actual and potential shifts in the U.S. and foreign, trade, economic and other policies with other countries, terrorist acts, security operations and catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes and global health epidemics), may contribute to increased market volatility and economic uncertainties or deterioration in the U.S. and worldwide. Specifically, the rising conflict between Russia and Ukraine, and the rising conflicts in the Middle East, and resulting market volatility could adversely affect the Company’s ability to complete a business combination. In response to the conflict between Russia and Ukraine, the U.S. and other countries have imposed sanctions or other restrictive actions against Russia. Any of the above factors, including sanctions, export controls, tariffs, trade wars and other governmental actions, could have a material adverse effect on the Company’s ability to complete a Business Combination and the value of the Company’s securities. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

F-9

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of October 16, 2025.

F-10

Deferred Offering Costs

The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering” and Topic 5T — “Accounting for Expenses or Liabilities Paid by Principal Stockholder(s).”

Deferred offering costs consist of costs incurred in connection with preparation for the Proposed Public Offering, which include professional and registration fees incurred. Deferred offering costs, together with the underwriting discounts and commissions, will be allocated to the separable financial instruments issued in the Proposed Public Offering based on a relative fair value basis, compared to total proceeds received. Should the Proposed Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses incurred, will be charged to operations.

As of October 16, 2025, the Company had deferred offering costs of $106,594.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of October 16, 2025. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with

Cayman income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements.

Net Loss per Ordinary Share

Net loss per ordinary share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares subject to forfeiture. Weighted average shares were reduced for the effect of an aggregate of 750,000 Class B ordinary shares held by the Sponsor that are subject to forfeiture depending on the extent to which the over-allotment option is exercised by the underwriters (see Note 6). At October 16, 2025, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per ordinary share is the same as basic loss per ordinary share for the period presented.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurement,” approximates the carrying amounts represented in the balance sheet, primarily due to their short-term nature. As of October 16, 2025 there were no assets or liabilities that qualify as financial instruments.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid to transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

●	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

F-11

●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging.” For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statement of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

Over-allotment Liability

The over-allotment option is deemed to be a freestanding financial instrument indexed on the contingently redeemable shares and will be accounted for as a liability pursuant to the guidance contained in FASB ASC 480, “Distinguishing Liabilities from Equity”.

Rights

The Company accounts for the Public Rights issued in connection with the Proposed Public Offering and the Private Placement Rights in accordance with the guidance contained in FASB ASC 815, “Derivatives and Hedging”. Under ASC 815-40, the Public Rights and the Private Placement Rights meet the criteria for equity treatment and as such will be recorded in shareholders’ equity. If the Public Rights and Private Placement Rights no longer meet the criteria for equity treatment, they will record as a liability and remeasured each period with changes recorded in the statement of operations. There were no rights outstanding as of October 16, 2025.

Recent Accounting Standards

In November 2023, the FASB issued Accounting Standards Update 2023-07 — “Segment Reporting — Improvements to Reportable Segment Disclosures” (“ASU 2023-07”). This update requires public entities to disclose their significant segment expense categories and amounts for each reportable segment. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. As of July 2, 2025, the Company reported its operations as a single reportable segment, noting no disaggregation of Company activities, management or allocation of resources by geographic region, business activity or organizational method, thus this new guidance does not affect the disclosures. See Note 8 for further information.

NOTE 3 — PROPOSED PUBLIC OFFERING

Pursuant to the Proposed Public Offering, the Company intends to offer for sale 15,000,000 Units (or 17,250,000 Units if the underwriters’ over-allotment option is exercised in full) at a purchase price of $10.00 per Unit. Each Unit will consist of one Class A ordinary share and one right to receive one-tenth (1/10) of a Class A ordinary share upon the consummation of an initial business combination. Each five rights will entitle the holder thereof to receive one Class A ordinary share at the closing of an initial business combination. The Company will not issue fractional ordinary shares.

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NOTE 4 — PRIVATE PLACEMENT

The Sponsor has committed to purchase a total of 350,000 Private Placement Units, at a price of $10.00 per Private Placement Unit, or $3,500,000 in the aggregate in a private placement that will close simultaneously with the closing of the Proposed Public Offering. Each Private Placement Unit will consist of one Class A ordinary share and one right to receive one-tenth (1/10) of a Class A ordinary share upon the consummation of an initial business combination. The Private Placement Units will be identical to the Public Units, subject to certain limited exceptions. The proceeds from the sale of the Private Placement Units will be added to the cash outside the trust account, and the net proceeds from the Proposed Public Offering will be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Units may be used to in part fund the redemption of the Public Shares (subject to the requirements of applicable law) if necessary, and the Private Placement Units will expire worthless. The Private Placement Units (and the securities comprising such units) will not be transferable, assignable or salable until 30 days after the consummation of the Company’s initial Business Combination or earlier if, subsequent to an initial Business Combination, the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of its shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property, subject to certain exceptions.

NOTE 5 — RELATED PARTIES

Founder Shares

On October 14, 2025, the Sponsor received 5,750,000 of the Company’s Class B ordinary shares (the “Founder Shares”) in exchange for a payment of $25,000 to a vendor.

Up to 750,000 Founder Shares held by the Sponsor are subject to forfeiture by the holders thereof depending on the extent to which the underwriters’ over-allotment option is exercised, so that the number of Founder Shares will collectively represent 25% of the Company’s issued and outstanding shares upon the completion of the Proposed Public Offering.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell 90% of the Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A ordinary shares equals or exceeds $11.50 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital share exchange or other similar transaction that results in all of the Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property; provided that, for the avoidance of doubt, 10% of the Founder Shares shall not be subject to such restrictions.

General and Administrative Services

The Company intends to enter into an agreement, commencing on the effective date of the Proposed Public Offering through the earlier of the Company’s consummation of a Business Combination and its liquidation, to pay the Sponsor or an affiliate thereof a monthly fee of $15,000 for office space, utilities and secretarial and administrative support.

Promissory Note – Related Party

The Sponsor has agreed to loan the Company up to $500,000 under an unsecured promissory note to be used for a portion of the expenses of this offering. These loans are non-interest bearing, unsecured and are due at the closing of the Proposed Public Offering. As of October 16, 2025, there was $0 outstanding under such promissory note.

Working Capital Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of the notes may be converted upon completion of a Business Combination into units at a price of $1.00 per right. Such units would be identical to the Private Placement Units. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. As of October 16, 2025, there was no amount outstanding under the Working Capital Loans.

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Sponsor Advance

The Sponsor has funded certain Company expenses. As of October 16, 2025 the outstanding balance was $132,035 and is due on demand.

NOTE 6 — COMMITMENTS AND CONTINGENCIES

Registration Rights

The holders of the Founder Shares and Private Placement Units (and the securities comprising such units and any ordinary shares issuable upon conversion of the rights and upon conversion of the Founder Shares) will be entitled to registration rights pursuant to the registration rights agreements to be signed prior to or on the effective date of Proposed Public Offering requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to Class A ordinary shares). The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreements provide that the Company will not be required to effect or permit any registration or cause any registration statement to become effective until the securities covered thereby are released from their lock-up restrictions. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company will grant the underwriters a 45-day option from the date of this prospectus to purchase up to 2,250,000 additional Units at the Proposed Public Offering price less the underwriting discounts and commissions.

The underwriters will be entitled to an underwriting discount of $0.05 per unit, or $750,000 in the aggregate (or approximately $862,500 in the aggregate if the underwriters’ over-allotment option is exercised in full), payable upon the closing of the Proposed Public Offering.

NOTE 7 — SHAREHOLDER’S EQUITY

Preferred Shares — The Company is authorized to issue 20,000,000 preferred shares with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of October 16, 2025, there were no preferred shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue 440,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. As of October 16, 2025, there were no Class A ordinary shares issued or outstanding.

Class B Ordinary Shares — The Company is authorized to issue 40,000,000 Class B ordinary shares with a par value of $0.0001 per share. Holders of Class B ordinary shares are entitled to one vote for each share. As of October 16, 2025, there were 5,750,000 Class B ordinary shares issued and outstanding, up to 750,000 of which are subject to forfeiture by the Sponsor depending on the extent to which the underwriters’ over-allotment option is exercised. Only holders of the Class B ordinary shares will have the right to vote on the appointment of directors prior to the Business Combination. Holders of ordinary shares will vote together as a single class on all matters submitted to a vote of the Company’s shareholders except as otherwise required by law. In connection with the Company’s initial Business Combination, it may enter into a shareholders agreement or other arrangements with the shareholders of the target or other investors to provide for voting or other corporate governance arrangements that differ from those in effect upon completion of this offering.

The Founder Shares are designated as Class B ordinary shares and will automatically convert at a ratio of one-for-one into Class A ordinary shares (which such Class A ordinary shares delivered upon conversion will not have redemption rights or be entitled to liquidating distributions from the Trust Account if the Company does not consummate an initial Business Combination) at the time of the Company’s initial Business Combination.

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NOTE 8 — SEGMENT INFORMATION

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report, in their financial statements, information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance.

The Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews the assets, operating results, and financial metrics for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one reporting segment.

The CODM assesses performance for the single segment and decides how to allocate resources based on net income or loss that also is reported on the statement of operations as net income or loss. The measure of segment assets is reported on the balance sheet as total assets. When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews several key metrics included in net income or loss and total assets.

Formation and operating expenses are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a business combination or similar transaction within the business combination period. The CODM also reviews formation and operating expenses to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. Formation and operating expenses, as reported on the statement of operations, are the significant segment expenses provided to the CODM on a regular basis.

All other segment items included in net loss are reported on the statement of operations and described within their respective disclosures.

NOTE 9 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through November 18, 2025, the date that the financial statements were available to be issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

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15,000,000 Units

CLEARTHINK 1 ACQUISITION CORP.

PRELIMINARY PROSPECTUS

[●], 2025

D. Boral Capital LLC

Until [●], 2025 (25 days after the date of this prospectus), all dealers that buy, sell or trade our units, Class A ordinary shares or public rights, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

, 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The estimated expenses payable by us in connection with the offering described in this registration statement (other than the underwriting discount and commissions) will be as follows:

SEC/FINRA Expenses	$26,204.48
Legal fees and expenses	100,000.00
Printing and engraving expenses	25,000.00
Accounting fees and expenses	113,000.00
FINRA Expenses	26,375.00
Nasdaq listing and filing fees	80,000.00
Initial trust fee	6,500.00
Miscellaneous	22,920.52
Expenses to underwriters	100,000.00
Total	$500,000.00

Item 14. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect or actual fraud. Our amended and restated memorandum and articles of association will provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. We may purchase a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

Our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the trust account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the trust account for any reason whatsoever (except to the extent they are entitled to funds from the trust account due to their ownership of public shares). Accordingly, any indemnification provided will only be able to be satisfied by us if (i) we have sufficient funds outside of the trust account or (ii) we consummate an initial business combination.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

On October 14, 2025, ClearThink 1 Sponsor LLC, our sponsor, purchased an aggregate of 5,750,000 of our Class B ordinary shares in exchange for a capital contribution of $25,000 at an average purchase price of approximately $0.005 per share. One Class B Ordinary Share was issued as the subscriber share to Ogier Global Subscriber (Cayman) Limited as subscriber on 11 September 2025 upon incorporation of the Company. Such subscriber share was subsequently repurchased by the Company at par immediately following the issue of the founder shares by the Company in accordance with the Articles. Such securities were issued in connection with our organization pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act. The number of founder shares outstanding was determined based on the expectation that the total size of this offering would be a maximum of 17,250,000 units if the underwriters’ over-allotment option is exercised in full and therefore that such founder shares would represent approximately 25% of the issued and outstanding shares (excluding private placement shares underlying the private units) after this offering. Up to 750,000 of these shares will be forfeited depending on the extent to which the underwriters’ over-allotment option is exercised.

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Our sponsor is an accredited investor for purposes of Rule 501 of Regulation D. Each of the shareholders of our sponsor is an accredited investor under Rule 501 of Regulation D. The sole business of our sponsor is to act as the company’s sponsor in connection with this offering.

Our sponsor or its affiliates has committed to purchase an aggregate of 350,000 private units at a price of $10.00 per unit in a private placement that will close simultaneously with the closing of this offering.

This purchase will take place on a private placement basis simultaneously with the completion of our initial public offering. This issuance will be made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

No underwriting discounts or commissions were paid with respect to such sales.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits. The following exhibits are being filed herewith:

Exhibit	Description
1.1*	Form of Underwriting Agreement
3.1*	Memorandum and articles of association
3.2*	Form of Amended and Restated Memorandum and articles of association
4.1*	Specimen Unit Certificate
4.2*	Specimen Class A Ordinary Share Certificate
4.3*	Specimen Right Certificate (included in Exhibit 4.4)
4.4*	Form of Rights Agreement between VStock Transfer Company and the Registrant
5.1*	Opinion of Ruskin Moscou Faltischek P.C.
5.2*	Opinion of Ogier (Cayman) LLP
10.1*	Promissory Note, dated October 14, 2025
10.2*	Securities Subscription Agreement, dated October 14, 2025, between the Registrant and ClearThink 1 Sponsor LLC
10.3*	Form of Letter Agreement among the Registrant, its directors and officers, and ClearThink 1 Sponsor LLC
10.4*	Form of Investment Management Trust Agreement between Equiniti Trust Company, LLC and the Registrant
10.5*	Form of Registration Rights Agreement between the Registrant and certain security holders
10.6*	Form of Private Units Purchase Agreement between the Registrant and ClearThink 1 Sponsor LLC
10.7*	Form of Indemnity Agreement
14*	Form of Code of Ethics and Business Conduct
23.1*	Consent of WithumSmith + Brown, PC
23.2*	Consent of Ruskin Moscou Faltischek P.C. (included in Exhibit 5.1)
23.3*	Consent of Ogier (Cayman) LLP (included in Exhibit 5.2)
24	Power of Attorney (included on signature page to the initial filing of this Registration Statement)
99.1*	Form of Audit Committee Charter
99.2*	Form of Compensation Committee Charter
99.3*	Form of Nominating and Corporate Governance Committee Charter
107*	Filing Fee Table

*	To be filed by amendment.

(b)	Financial Statements. See page F-1 for an index to the financial statements and schedules included in the registration statement.

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Item 17. Undertakings.

(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	For the purpose of determining liability under the Securities Act of 1933 of any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)	For the purpose of determining liability of a registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of an undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by an undersigned registrant;

(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boca Raton, State of Florida, on the [_] day of November, 2025.

CLEARTHINK 1 ACQUISITION CORP.

By:
Name:	William Brock
Title:	Chief Executive Officer and Director

POWER OF ATTORNEY

Each of the undersigned severally constitutes and appoints each of William Brock and Thomas Zipser (with full power to each of them to act alone), his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-1 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462 under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Position	Date

	Chief Executive Officer and Director	November [_], 2025
William Brock	(principal executive officer)

	Chief Financial Officer and Director	November [_], 2025
Thomas Zipser	(principal financial and accounting officer)

Darwin Hunt	Director	November [_], 2025

Yosef Milgrom	Director	November [_], 2025

Julien Machot	Director	November [_], 2025

II-4

AUTHORIZED U.S. REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of ClearThink 1 Acquisition Corp., has signed this registration statement in the City of Boca Raton, State of Florida on November [_], 2025.

By:
Name:	William Brock
Title:	Chief Executive Officer

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